Amendment No. 1 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on September 8, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MINERVA SURGICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	26-3422906
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4255 Burton Dr.

Santa Clara, CA 95054

(855) 646-7874

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Clapper

Chief Executive Officer

Minerva Surgical, Inc.

4255 Burton Dr.

Santa Clara, CA 95054

(855) 646-7874

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Philip H. Oettinger Jesse F. Schumaker Brian C. Appel Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	B. Shayne Kennedy Brian J. Cuneo Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626-1925 (714) 540-1235

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $ 0.001 par value	$	$

(1)	Includes the aggregate offering price of any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2021

Preliminary prospectus

             Shares

Common stock

This is our initial public offering of our common stock. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock.

We expect the initial public offering price to be between $                 and $                 per share. We have applied to list our common stock on the Nasdaq Stock Market under the symbol “UTRS.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. Please read “Risk factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Initial Public Offering Price	$	$

Underwriting Discounts and Commissions(1)	$	$

Proceeds to Minerva Surgical, Inc., before expenses	$	$

(1)	See “Underwriting” beginning on page 212 for additional information regarding underwriter compensation.

We have granted the underwriters an option for a period of 30 days to purchase an additional                shares of our common stock.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2021.

J.P. Morgan	Piper Sandler	UBS Investment Bank	SVB Leerink

The date of this prospectus is                 , 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock offered hereby. Our business, financial condition, results of operations and prospects may have changed since that date.

i

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

ii

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “Minerva,” “Minerva Surgical,” or “the Company” refer to Minerva Surgical, Inc.

Business overview

We are a commercial-stage medical technology company focused on developing, manufacturing, and commercializing minimally invasive solutions to meet the distinct uterine healthcare needs of women. We have established a broad product line of commercially available, minimally invasive alternatives to hysterectomy, which are designed to address the most common causes of abnormal uterine bleeding (AUB) in most uterine anatomies. Our solutions can be used in a variety of medical treatment settings and aim to address the drawbacks associated with alternative treatment methods and to preserve the uterus by avoiding unnecessary hysterectomies.

There is a significant body of peer-reviewed literature that we believe validates the clinical performance of our solutions and supports the ability of our products to meaningfully improve the quality of life for women suffering from AUB. For example, the short- and long-term safety and effectiveness of our endometrial ablation systems, the Minerva ES and the Genesys HTA, have obtained approval through the premarket approval application (PMA) process, and have been evaluated in multiple clinical trials that had sites audited by the United States Food and Drug Administration (FDA).

AUB is caused by a variety of factors and is characterized by menstrual blood loss in excess of 80 milliliters (ml) per menstrual cycle, which is two to three times the average blood loss during a normal menstrual cycle. These factors include structural causes within the uterus, such as fibroids and polyps, and non-structural causes, such as hormonal imbalances. AUB can have a significant impact on a woman’s quality of life. Women suffering from AUB typically need to change their sanitary products every two hours or less and pass blood clots the size of a quarter or larger. When left untreated, AUB can stop women from engaging in ordinary daily activities during menstruation, which interferes with their family, social, personal, and professional lives. Prolonged bleeding can result in fatigue and, in extreme cases, anemia.

We offer a broad suite of products for the treatment of structural and non-structural causes of AUB in most uterine anatomies. Our devices are utilized by obstetrician-gynecologists (OB/GYNs) across a variety of medical treatment settings, including hospitals, ambulatory surgical centers (ASCs), and physician offices.

We believe our solutions can provide the following important benefits:

•	Improved quality of life. Our solutions are designed to eliminate the pain and life disruption of unwanted, excessive menstrual bleeding, and improve the quality of life for our patients;

•	Enhanced patient safety. Our proprietary safety enhancements are designed to reduce the potential complications associated with other endometrial ablation and tissue resection alternatives;

•

Favorable clinical outcomes. The clinical performance of our PMA-approved products have been evaluated in numerous clinical research studies, demonstrating high rates of procedural success driven by our continued technological innovation;

•	Intuitive design and procedural ergonomics. Our products are designed to offer easy setup and intuitive operation, which we believe enables a rapid learning curve and fast adoption by physicians; and

•	Increased patient comfort and convenience. Our minimally invasive solutions are designed to maximize the patient’s experience by reducing procedure and recovery times.

We market and sell our products through a direct sales force in the United States. Our target customer base includes approximately 19,000 OB/GYNs practicing in hospital, ASCs, and physician offices. As of June 30, 2021, our commercial team consisted of approximately 80 field-based personnel that call on OB/GYNs in all major U.S. markets. Our sales and marketing programs focus on educating physicians regarding the use of our products and on providing materials to help them educate their patients about our procedures. We also provide online patient-oriented educational materials about AUB and our products and procedures, which patients may use to consider and then discuss treatment options with their physicians.

Third-party coverage and reimbursement for endometrial ablation and tissue resection procedures performed in the hospital, ASC, or physician office setting are well established in the United States. These procedures are routinely covered and reimbursed by private healthcare insurance, managed care payors, and government healthcare programs.

We generated revenue of $37.8 million, with a gross margin of 50.6% and a net loss of $18.3 million for the year ended December 31, 2020, compared to revenue of $26.0 million, with a gross margin of 45.4% and a net loss of $52.0 million for the year ended December 31, 2019. We generated revenue of $26.0 million, with a gross margin of 60.0% and a net loss of $29.0 million for the six months ended June 30, 2021, compared to revenue of $11.9 million, with a gross margin of 36.7% and a net loss of $4.6 million for the six months ended June 30, 2020.

Our market opportunity

The American College of Obstetrics and Gynecology (ACOG) estimates that one-third of women will seek treatment for AUB. This represents nearly 18 million women of the approximately 55 million women in the 25 to 50 age group in the United States. In addition to the existing patient population with AUB, we estimate that approximately 750,000 women in the United States suffering from AUB enter the 25 to 50 age group each year, representing a potential annual recurring market opportunity of over $750 million. We believe we are well-positioned to serve this patient population and that our solutions have the potential to further change the treatment paradigm and become the standard of care for AUB in patients that are not contraindicated for endometrial ablation. The Minerva ES and Genesys HTA, like all endometrial ablation products, are contraindicated in certain patients, including but not limited to those who are pregnant or who want to become pregnant in the future.

Existing AUB treatments

Treatment for AUB is dependent on a number of factors, including the underlying cause of AUB, the patient’s desire for future fertility, and the anatomy of the uterine cavity. The current treatment pathway for patients suffering from AUB typically begins with medical management or drug therapy, to help manage symptoms. When drug therapies are not effective or side effects are intolerable, patients may progress to surgical management, such as endometrial ablation for non-structural causes, or tissue resection for structural causes. If endometrial ablation or tissue resection fail or are contraindicated, physicians may recommend a hysterectomy. While tissue resection preserves fertility, endometrial ablation and hysterectomy are only an option for patients for whom childbearing is complete.

Our solutions

We are focused on treating AUB with device-enabled minimally invasive solutions that are clinically evaluated to improve a woman’s quality of life, while avoiding unnecessary hysterectomies. We design, manufacture, and market a portfolio of four innovative, commercially available products indicated for use in procedures that treat structural and non-structural causes of AUB in most uterine anatomies. Our solutions are utilized by OB/GYNs across a wide range of treatment settings, including hospitals, ASCs, and physician offices. We believe that our ability to offer a broad, complementary, and differentiated product portfolio will support the continued adoption and utilization of our products.

The following table summarizes our product offerings:

Product	AUB Cause	Description
Minerva ES Endometrial Ablation System (Minerva ES)	Non-structural	PMA-approved endometrial ablation device that utilizes our proprietary PlasmaSense™ technology, which is designed to dynamically direct plasma energy with real-time power modulation and to enable complete and uniform depth of ablation. This device showed clinical performance that exceeded an Objective Performance Criterion (OPC) developed by the FDA using pivotal clinical trial efficacy data from five previously FDA-approved endometrial ablation systems.

Genesys HTA Endometrial Ablation System (Genesys HTA)	Non-structural	PMA-approved endometrial ablation device, complementary to our Minerva ES, designed to deliver heated saline ablation under continuous, real-time, direct hysteroscopic visualization, and to enable treatment of a wider range of uterine cavities, including those with irregular sizes or shapes.

Symphion Tissue Removal System (Symphion)	Structural	Minimally invasive uterine tissue removal system designed to combine bladeless tissue resection and coagulation, continuous visualization, and intrauterine pressure monitoring. These features are designed to enable efficient tissue removal while reducing patient risk due to fluid intravasation overload by utilizing a self-contained, recirculating distension fluid management system.

Resectr Tissue Resection Device (Resectr)	Structural	Handheld surgical instrument designed to enable the hysteroscopic removal and diagnosis of endometrial polyps, utilizing an oscillating cutting blade, and be compatible with existing fluid management systems, wall suction, and hysteroscopes.

Summary of our clinical results and studies

OB/GYNs practice evidence-based medicine and rely on clinical data when making decisions to treat their patients suffering from AUB. We have developed through our sponsored clinical studies a substantial body of data to support and supplement our PMAs and other marketing authorizations. Many of these studies have been published in peer-reviewed specialty journals. Our body of clinical evidence supports the safety and effectiveness of the Minerva ES and Genesys HTA. There is also a body of peer-reviewed literature on the Symphion and Resectr that we believe strengthens our ability to facilitate adoption of these products.

Minerva ES

The safety, effectiveness, and clinical benefits of our Minerva endometrial ablation system were evaluated in two clinical studies, the Minerva Single-Arm Study (Single-Arm Study) and the Minerva Randomized Controlled Trial (RCT), which collectively evaluated 263 patients enrolled at clinical centers in the United States, Canada, Hungary, and Mexico. The results from these studies served as the basis for the FDA approval of our PMA in July 2015 and results from the Single-Arm Study and RCT were published in the Journal of Minimally Invasive Gynecology. In addition, several other abstracts have been published on the safety and clinical benefits of our Minerva procedure.

The key results from our Minerva clinical studies include:

Minerva Single-Arm Study

•

The 12-, 24-, and 36-month follow-up success rates (heavy menstrual bleeding reduced to less than the normal level) were 91.8%, 91.9%, and 93.1%, respectively, and were statistically significantly greater than the FDA-established OPC success rate of 66% (p < .0001);

•

a secondary analysis performed using the same approach demonstrated that the success rate of the Minerva treatment was statistically significantly greater than the OPC’s 95% upper confidence bound of 83.5% (p < .0001);

•	the amenorrhea rate (no bleeding) at 12 months was 66.4%;

•	the hysterectomy rate at 36 months was 0.9%; and

•	patient satisfaction was also assessed at 12-month follow-up, and out of those patients who responded to the survey, 97.6% were satisfied or very satisfied with the Minerva procedure.

Minerva RCT study

•

The 12-month follow-up success rate was 93.1% in the Minerva group and was demonstrated to be statistically significantly greater (Fisher’s exact test, p = .02) when compared to the 80.4% success rate in the control group;

•

the amenorrhea rate at 12-month follow-up was 71.6% for the Minerva group and 49.0% for the control group, with this difference also achieving statistical significance (Fisher’s exact test, p = .01); and

•

a significantly higher rate of satisfaction was observed in the Minerva group at 91.9% versus 79.5% reported by the control group (Fisher’s exact test, p < .05) when patient satisfaction was also assessed at 12-month follow-up.

Genesys HTA

The safety, effectiveness, and clinical benefits of the Genesys HTA were evaluated in a pivotal clinical trial, which included 276 patients enrolled in clinical centers in the United States. The results from this trial served as the basis for the FDA approval of this PMA in April 2001, with Genesys HTA having met all of its primary and secondary safety and effectiveness endpoints.

Symphion and Resectr

The Symphion and Resectr have also been the subject of several clinical studies that have been published in peer-reviewed journals, which we believe validates the performance and safety of these products.

Our success factors

We believe the continued growth of our company will be driven by the following success factors:

•	targeting a large and under-penetrated market opportunity;

•	broadening our suite of innovative and proprietary minimally invasive solutions focused on women’s uterine health;

•	compelling body of clinical evidence;

•	comprehensive and targeted approach to market development and patient engagement;

•	continued favorable insurance coverage and established inpatient and outpatient reimbursement;

•	robust technical and engineering expertise, supported by our broad strategic intellectual property portfolio; and

•	proven management team with deep industry expertise.

Our growth strategy

Our mission is to become the market leader by providing innovative technologies that enable physicians to improve millions of women’s lives. We intend to reshape the future of women’s uterine health and establish our device-based, uterus-preserving solutions as the standard of care for the treatment of patients with AUB.

Our strategic levers to drive continued growth include:

•	expanding our commercialization infrastructure in the United States;

•	facilitating adoption of our products by educating healthcare providers, physicians, and patients on the clinical benefits of our products;

•	exploiting synergies from recent product acquisitions and driving profitability through scaled operations;

•	continuing to invest in our research and development efforts to foster innovation and grow our addressable market; and

•	leveraging our clinical success to increase utilization and penetration among existing accounts and to evaluate expansion into new international markets.

Risks associated with our business

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•

We have a limited history operating as a commercial company. We have a history of net losses, we expect to incur operating losses in the future, and we may not be able to achieve or sustain profitability;

•	we expect to derive substantially all of our future revenue from sales of our existing products, and these products could fail to generate significant revenue or achieve market adoption;

•	our business is dependent upon increasing awareness of treatment options for AUB and the broad adoption of our products by hospitals, physicians, and patients;

•

if we fail to maintain and grow our direct sales force, differentiate our products from others, or develop broad brand awareness in a cost-effective manner, our growth will be impeded and our business will suffer;

•	our ability to increase our customer base and achieve broader market acceptance of our products with OB/GYNs and their patients depends on our ability to expand our marketing efforts;

•	the market for our products is highly competitive;

•	COVID-19 and its variants (COVID-19) and efforts to reduce its spread have negatively impacted, and may continue to negatively impact, our business, and operations;

•

we are currently a party to intellectual property litigation with Hologic, Inc., and may in the future be a party to intellectual property litigation or administrative proceedings that are very costly and time-consuming and could interfere with our ability to sell and market our products;

•	our products and operations are subject to extensive government regulation and oversight in the United States;

•

we will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices; and

•

we have identified material weaknesses in our internal control over financial reporting. If our remediation measures are ineffective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial condition or results of operations accurately or on a timely basis, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Corporate information and history

We were incorporated in Delaware on November 3, 2008 under the name Minerva Surgical, Inc. Our principal executive offices are located at 4255 Burton Dr., Santa Clara, CA 95054. Our telephone number is (855) 646-7874. Our website address is www.minervasurgical.com. Information contained on, or accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

Prior to May 2020, we sold only one product, the Minerva ES, for women with AUB attributed to a non-structural cause. In May 2020, we acquired certain assets from Boston Scientific Corporation (BSC), including all rights to the Genesys HTA, Symphion, and Resectr product lines in exchange for 8,049,711 shares of our Series D redeemable convertible preferred stock and an aggregate amount in cash equal to $30.0 million, $15.0 million of which was paid at the closing. The remaining $15.0 million is due on the earlier of the date that is 15 days after the completion of this offering or October 1, 2021. In addition, there are three separate milestone payments for up to an additional $30.0 million that we may be obligated to pay through 2023.

We use Minerva, Minerva ES, Genesys HTA, Symphion, Resectr, and PlasmaSense as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of Minerva Surgical by any other entity.

Implications of being an emerging growth company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenue; (ii) the date we qualify as a “large accelerated filer” under the rules of the Securities and Exchange Commission (SEC) with at least $700.0 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable to public companies. These provisions include:

•	presenting only two years of audited financial statements and only two years of selected financial data;

•	an exemption form compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act);

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, thus delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (Exchange Act). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosure available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year for which audited financial statements are available and our voting and non-voting common stock held by non-affiliates is less than $700 million.

The offering

The following summary contains certain information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete description of our common stock, see “Description of capital stock.”

Common stock offered by us

                     shares.

Underwriter’s option to purchase additional shares of common stock from us

We have granted the underwriters an option to purchase up to                  additional shares of common stock from us at any time within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering

                     shares (or                  shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, to meet deferred payment obligations and potential milestone payments to Boston Scientific Corporation (BSC), to expand our sales force and operations, for research and development, and for general corporate purposes, including litigation expenses and interest payments on our outstanding debt. We may also use a portion of the proceeds to expand our current business through strategic acquisitions or in-licenses of complementary companies or technologies or pay principle payments when due on outstanding debt. Although we have no specific agreements, commitments, or understandings with respect to any in-licensing activity or acquisitions, we evaluate these opportunities and engage in related discussions with other companies from time-to-time.

Risk factors

See the section titled “Risk factors” on page 12 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed trading symbol

“UTRS”

The number of shares of our common stock that will be outstanding after this offering is based on                  shares of our common stock outstanding as of                  , 2021, and excludes the following:

•

                 shares of common stock issuable upon the exercise of options granted under our 2008 Stock Plan, as amended (the 2008 Plan) outstanding as of                 , 2021, with a weighted-average exercise price of $      per share;

•	shares of common stock issuable upon the exercise of options granted under our 2008 Stock Plan after , 2021, with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants to purchase shares as of , 2021; and

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of common stock to be reserved for future issuance under our 2021 Equity Incentive Plan (the 2021 Plan), which will become effective prior to the completion of this offering;

•	shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the ESPP), which will become effective in connection with this offering; and

•	shares of common stock reserved for future issuance under our 2008 Plan, provided that we will cease granting awards under our 2008 Plan upon the effectiveness of our 2021 Plan above.

Our 2021 Plan and our ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2008 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive compensation—Employee benefit and stock plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of $ million in principal and interest of convertible promissory notes into shares of redeemable convertible preferred stock;

•

the automatic conversion of all outstanding shares of redeemable convertible preferred stock (including those issued upon conversion of the convertible promissory notes described above) into                  shares of common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws will each occur immediately prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us; and

•	a -for- reverse split of our capital stock to be effected prior to this offering.

Summary financial and other data

The following tables summarize our financial and other data for the periods indicated. We have derived the summary statement of operations data for the years ended December 31, 2019 and 2020, and the balance sheet data as of December 31, 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statement of operations data for the six months ended June 30, 2020 and 2021, and the balance sheet data as of June 30, 2021 from our unaudited interim financial statements and related notes included elsewhere in this prospectus. Our unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year. You should read the following summary financial and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus.

	Years ended December 31,		Six months ended June 30,
(in thousands, except share and per share data)	2019	2020	2020	2021
			(unaudited)
Revenues	$26,012	$37,768	$11,939	$25,952
Cost of goods sold	14,207	18,648	7,559	10,387

Gross profit	11,805	19,120	4,380	15,565

Operating expenses(1)
Sales and marketing	22,125	22,974	9,483	14,964
General and administrative	8,382	8,212	4,084	14,128
Research and development	935	3,324	951	2,824

Total operating expenses	31,442	34,510	14,518	31,916

Loss from operations	(19,637)	(15,390)	(10,138)	(16,351)
Interest income	135	81	79	—
Interest expense (includes $11.4 million and $4.6 million to related parties in fiscal years 2019 and 2020, respectively and $1.9 million and $2.9 million to related parties in six month ended June 30, 2020 and 2021, respectively)	(17,579)	(12,140)	(5,421)	(7,052)
Change in fair value of derivative liabilities, net	(6,858)	8,340	10,060	(8,140)
Bargain purchase gain	—	643	643	—
Loss on extinguishment of long-term debt and convertible notes	(8,278)	—	—	—
Gain on extinguishment of PPP loan	—	—	—	3,036
Other income (expense), net	171	71	77	(540)

Net loss before income taxes	(52,046)	(18,395)	(4,700)	(29,047)

Income tax benefit	—	132	132	—

Net loss	$(52,046)	$(18,263)	$(4,568)	$(29,047)

Net loss margin	(200.1% )	(48.4% )	(38.3% )	(111.9% )
Net loss per share attributable to common stockholders, basic and diluted(2)	$(9.55)	$(3.13)	$(0.82)	$(2.56)

Weighted-average shares used in computing net loss per share, basic and diluted	5,448,480	5,836,950	5,563,163	11,341,548

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		(0.18)		(0.14)

Pro forma weighted-average shares outstanding, basic and diluted (unaudited)		112,078,200		123,335,023

(1)	Operating expenses include stock-based compensation as follows:

	Years ended December 31,		Six months ended June 30,
(in thousands)	2019	2020	2020	2021
Cost of goods sold	$70	$132	$70	$170
Sales and marketing	261	311	207	1,295
Research and development	4	10	6	119
General and administrative	252	405	266	3,025

Total	$587	$858	$549	$4,609

(2)	See Note 14 to our financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders.

(3)	See Selected Financial Data for an explanation of the calculations of pro forma net loss per share attributable to common stockholders.

	As of June 30, 2021
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
Cash, cash equivalents	$11,617
Working capital(4)	(10,910)
Total assets	85,202
Convertible Notes	70,227
Debt	30,123
Total liabilities	207,255
Redeemable convertible preferred stock	123,255
Accumulated deficit	(257,139)
Total stockholders’ deficit	(245,308)

(1)	The pro forma column in the balance sheet data table above reflects the automatic conversion thereafter of all shares of our redeemable convertible preferred stock into shares of common stock, and automatic conversion of all principal and interest owing on our outstanding convertible promissory notes into shares of redeemable convertible preferred stock as if each such conversion had occurred on June 30, 2021.

(2)	The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth above and (ii) the receipt of $ million in net proceeds from the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents and investments, working capital, total assets and total stockholders’ equity by $ , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents and investments, working capital, total assets, and total stockholders’ equity by $ assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

(4)	We define working capital as current assets less current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Non-GAAP Financial Measures

In addition to our results and measures of performance determined in accordance with U.S. GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.

Each of EBITDA and Adjusted EBITDA is a key performance measure that our management uses to assess our financial performance and is also used for internal planning and forecasting purposes. We believe that these non-GAAP financial measures are useful to investors and other interested parties in analyzing our financial performance because it provides a comparable overview of our operations across historical periods. In addition, we believe that providing each of EBITDA and Adjusted EBITDA, together with a reconciliation of net loss to each such measure, helps investors make comparisons between our company and other companies that may have different capital structures, different tax rates, and/or different forms of employee compensation.

Each of EBITDA and Adjusted EBITDA is used by our management team as an additional measure of our performance for purposes of business decision-making, including managing expenditures, and evaluating potential acquisitions. Period-to-period comparisons of EBITDA and Adjusted EBITDA help our management identify additional trends in our financial results that may not be shown solely by period-to-period comparisons of net income or income from continuing operations. Each of EBITDA and Adjusted EBITDA has inherent limitations because of the excluded items, and may not be directly comparable to similarly titled metrics used by other companies.

We calculate EBITDA as net income (loss) adjusted to exclude depreciation and amortization, interest expense and income tax benefit. We calculate Adjusted EBITDA by further excluding bargain purchase gain, loss on extinguishment of long-term debt and convertible notes, gain on extinguishment of PPP loan, change in fair value of redeemable convertible preferred stock warrant liability, change in fair value of contingent consideration liability and change in fair value of derivative liabilities. EBITDA margin represents EBITDA as a percentage of revenue. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. EBITDA and Adjusted EBITDA should be viewed as measures of operating performance that are supplements to, and not substitutes for, operating loss, net loss and other U.S. GAAP measures of loss.

The following table provides a reconciliation of these non-GAAP metrics to net loss, which is the nearest GAAP number.

	Years ended December 31,		Six months ended June 30,
(in thousands, except percentage figures)	2019	2020	2020	2021
			(unaudited)
Net loss	$(52,046)	$(18,263)	$(4,568)	$(29,047)
Depreciation and amortization	1,675	7,076	1,861	5,334
Interest (income) expense	17,444	12,059	5,342	7,052
Income tax benefit	—	—	(132)	—

EBITDA	$(32,927)	$872	$2,503	$(16,661)
EBITDA margin	(126.6% )	2.31%	20.96%	(64.2% )
Net loss margin	(200.1% )	(48.4% )	(38.3% )	(111.9% )

Adjustments:
Bargain purchase gain	—	—	(643)	—
Loss on extinguishment of long-term debt and convertible notes	8,278	—	—	—
Gain on extinguishment of PPP loan	—	—	—	(3,036)
Stock-based compensation expense	587	858	549	4,609
Change in fair value of redeemable convertible preferred stock warrant liability	(187)	(33)	(33)	532
Change in fair value of contingent consideration liability	—	(175)	—	917
Change in fair value of derivative liabilities	6,858	(8,340)	(10,060)	8,140

Adjusted EBITDA	$(17,391)	$(6,818)	$(7,684)	$(5,499)

Adjusted EBITDA margin	(66.9% )	(18.1% )	(64.4% )	(21.2% )

Risk factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and future prospects. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Please also see “Cautionary notes regarding forward-looking statements” and “Market, industry and other data.”

Risks related to our business and products

We have a limited history operating as a commercial company. We have a history of net losses, we expect to incur operating losses in the future, and we may not be able to achieve or sustain profitability.

We have incurred net losses since our inception in November 2008. For the years ended December 31, 2019 and 2020, we had net losses of $52.0 million and $18.3 million, respectively, and for the six months ended June 30, 2020 and 2021, we had net losses of $4.6 million and $29.0 million, respectively, and we expect to continue to incur additional losses in the future. As of June 30, 2021, we had an accumulated deficit of $257.1 million. To date, we have financed our operations primarily through equity and debt financings and from sales of our products designed to treat structural and non-structural causes of abnormal uterine bleeding (AUB). The losses and accumulated deficit have primarily been due to the substantial investments we have made to develop our products and acquire new products, as well as for costs related to general research and development, including clinical and regulatory initiatives to obtain marketing approval, sales and marketing efforts and infrastructure and product improvements.

We received United States Food and Drug Administration (FDA) premarket approval for our Minerva Endometrial Ablation System (Minerva ES) in July 2015, and acquired the Genesys HTA Endometrial Ablation System (Genesys HTA), Symphion Tissue Removal System (Symphion), and Resectr Tissue Resection Device (Resectr) from Boston Scientific Corporation (BSC) in May 2020, and therefore do not have a long history operating as a commercial company. Over the next several years, we expect to continue devoting a substantial amount of our resources to expand commercialization efforts and increase adoption of our products to treat AUB and to develop additional products. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses or at all. In addition, as a newly public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. Accordingly, we expect to continue incurring operating losses for the foreseeable future and we cannot provide assurance that we will achieve profitability in the future or that, if we become profitable, we will sustain profitability. Our failure to achieve and sustain profitability in the future will make it more difficult to finance our business and accomplish our strategic objectives, which would have a material adverse effect on our business, financial condition, and results of operations and cause the market price of our common stock to decline. In addition, failure of our products to significantly penetrate the target markets would negatively affect our business, financial condition, and results of operations.

We expect to derive substantially all of our future revenue from sales of our existing products, and these products could fail to generate significant revenue or achieve market adoption.

Currently, we market four products: Minerva ES, Genesys HTA, Symphion, and Resectr, which became commercially available in 2015, 2001, 2014, and 2016, respectively. We expect that sales of these products will account for substantially all of our revenue for at least the next several years. To date, a substantial majority of our product sales and revenue have been derived from a limited number of physicians who have adopted our products to treat AUB.

We recently acquired three of our four products, Genesys HTA, Symphion, and Resectr, from BSC in May 2020. We have limited experience marketing and selling these newly acquired products and the experience we do have has been limited by the impact of COVID-19 and its variants (COVID-19). If physicians and patients do not adopt our products as a preferred treatment for AUB, our operating results and our business will be harmed. It is therefore difficult to predict our future financial performance and growth, and such forecasts are inherently limited and subject to a number of uncertainties. If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

In addition, because we devote substantially all of our resources to these four products and rely on these products as our sole source of revenue, any factors that negatively impact these products, or result in a decrease in sales of our products, could have a material adverse effect on our business, financial condition, and results of operations.

Our business is dependent upon increasing awareness of treatment options for AUB and the broad adoption of our products by hospitals, physicians, and patients.

Our future growth and profitability largely depend on our ability to increase physician and patient awareness of treatment for AUB using our products and on the willingness of physicians to adopt our products and recommend them to their patients. Physicians may not adopt our products unless they are confident, based on experience, clinical data, medical society recommendations, and other analyses, that our products provide safe and effective treatment alternatives for AUB. We may have difficulty gaining widespread awareness of our products among physicians and patients. Even if we are able to raise awareness among physicians, physicians tend to be slow in changing their medical treatment practices and may be hesitant to select our products for recommendation to patients for a variety of reasons, including:

•	physician and hospital demand for our products, including the rate at which physicians recommend our products to their patients;

•

long-standing relationships with competing companies with longer operating histories, more recognizable names, such as Hologic, Inc. and Medtronic plc, and more established distribution networks that sell competing products;

•	lack of experience with our products and concerns that we are relatively new to market;

•	the introduction of competing products or technologies that may be more effective, cheaper, safer, or easier to use than our products for treating AUB;

•	negative selling efforts from providers of alternative products for treating AUB;

•

reluctance to change to or use new products and procedures, including perceptions that our products are unproven, create new liabilities, or that they do not provide a substantial benefit over those offered by our competitors;

•	time commitment and skill development that may be required to gain familiarity and proficiency with our products;

•	positive or negative press or social media coverage of our products or competing products or procedures;

•	physician and patient perceptions of our products as compared to other treatments for AUB, including with respect to safety or effectiveness;

•	lack or perceived lack of sufficient clinical evidence, including long-term data, supporting clinical benefits;

•	the continued availability of satisfactory reimbursement from healthcare payors for endometrial ablation or tissue resection procedures;

•	our ability to maintain our current, or obtain further, regulatory clearances or approvals; and

•	delays in, or failure by, our third-party suppliers to deliver products and components.

Physicians play a significant role in determining the course of a patient’s treatment for AUB and, as a result, the type of treatment that will be recommended or provided to a patient. We focus our sales, marketing, and education efforts primarily on obstetrician-gynecologists (OB/GYNs). Although we maintain a website with information that is useful to patients, we do not currently focus our marketing efforts directly on patients. If we are not able to effectively demonstrate to OB/GYNs that our products are safe and effective and confer benefits over other available treatment methods in a broad range of patients, adoption of our products will be limited and may not occur as rapidly as we anticipate, which would have a material adverse effect on our business, financial condition, and results of operations. We cannot assure you that our products will achieve broad market acceptance among hospitals and physicians. Any failure of our products to satisfy demand or to achieve meaningful market acceptance and penetration will harm our future prospects and have a material adverse effect on our business, financial condition, and results of operations.

As physicians are influenced by guidelines issued by physician organizations, such as the American College of Obstetricians and Gynecologists (ACOG), the rate of adoption and sales of our products to treat AUB may be heavily influenced by medical society recommendations. We believe the ACOG guidelines regarding treatment of AUB are of particular importance to the broader market acceptance of our products. The current ACOG guidelines on the management of AUB, contained in ACOG Practice Bulletin No. 81, cover endometrial ablation, and discuss technologies available for performing an endometrial ablation although they do not specifically mention our products. If ACOG issues a negative statement regarding endometrial ablation procedures in the future, physicians may not adopt or continue to use our products, which would have a material adverse effect on our business, financial condition, and results of operations. Additionally, if key opinion leaders who currently support endometrial ablation procedures cease to recommend endometrial ablation procedures or our products, our business, financial condition, and results of operations will be adversely affected.

In most cases, before physicians can use our products for the first time, our products must be approved for use by a hospital’s new product or value analysis committee, or by the staff of a hospital or health system. Following such approval, we may be required to enter into a purchase contract. Such approvals or requirements to enter into a purchase contract could deter or delay the use of our products by physicians. We cannot provide assurance that our efforts to obtain such approvals, enter into purchase contracts, or generate adoption will be successful or increase the use of our products. If we are not successful, it could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the rate of adoption of our products and sales of our products are heavily influenced by clinical data. Although in our single-arm clinical trial the success rate of the Minerva endometrial ablation system was demonstrated to be statistically significantly greater when compared to an FDA-developed objective performance criterion (OPC), which utilized data from the pivotal clinical trials of the five previously FDA-approved endometrial ablation devices, our competitors and third parties may also conduct clinical trials of our products without our participation. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by us, our competitors, or third parties, or the interpretation of our clinical data or findings of new or more frequent adverse events, could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to maintain and grow our direct sales force, differentiate our products from others, or develop broad brand awareness in a cost-effective manner, our growth will be impeded and our business will suffer.

We currently rely on our direct sales force to sell our products in targeted geographic regions, and any failure to maintain and grow our direct sales force could harm our business. The members of our direct sales force are highly trained and possess substantial technical expertise, which we believe is critical in driving adoption of our products. The members of our U.S. sales force are at-will employees. The loss of these personnel to competitors, or otherwise, could materially harm our business. If we are unable to retain our direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if we are unable to successfully instill such technical expertise in replacement personnel, our revenue and results of operations could be materially harmed.

In order to generate future growth, we plan on continuing to expand and leverage our sales infrastructure to increase our hospital, ASC, and physician office customer base and generate awareness of the benefits of using our products with OB/GYNs and their patients. Identifying and recruiting qualified sales personnel and educating them on our products, on applicable federal and state laws and regulations, and on our internal policies and procedures requires significant time, expense, and attention. It often takes several months or more before a sales representative is fully trained and productive. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue, and our fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products. Any failure to hire, develop and retain talented sales personnel, to achieve desired productivity levels in a reasonable period of time or timely reduce fixed costs, could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to increase our customer base and achieve broader market acceptance of our products with OB/GYNs and their patients depends on our ability to expand our marketing efforts.

We believe that developing and maintaining broad awareness of our brand in a cost-effective manner is critical to achieving broad acceptance of our products and penetrating new accounts. We plan to dedicate significant resources to our marketing programs to explain the benefits of using our products and differentiate them from those of our competitors. Our business may be harmed if our marketing efforts and planned additional expenditures do not generate a corresponding increase in revenue. Brand promotion activities may not generate physician or patient awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain, and protect our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our products.

The market for our products is highly competitive. If our competitors are able to develop or market AUB treatments that are safer or more effective, or gain greater acceptance in the marketplace, than any products we develop, our commercial opportunities will be reduced or eliminated.

Our industry is highly competitive, subject to change, and significantly affected by new product introductions and other activities of industry participants. We currently face direct competition for the treatment of AUB primarily from Hologic, Inc., Medtronic plc, and CooperSurgical, Inc., each of which currently markets an FDA-approved second-generation endometrial ablation or tissue resection device. Products commercialized by our competitors, other products that are currently in clinical trials or investigations, new drugs, or additional indications for existing drugs could demonstrate better safety, effectiveness, clinical results, lower costs, or greater physician and patient acceptance, thereby reducing the demand for our endometrial and tissue resection products.

Additionally, because drug therapy is an alternative to endometrial ablation and tissue resection, our competitors also include many major pharmaceutical companies that manufacture hormonal drugs for women, either as a standalone therapy or in conjunction with a drug eluting intrauterine device (IUD). Some of our competitors that sell hormonal drugs, including Johnson & Johnson, Bayer AG, AbbVie, Inc., and Endo International plc, are large, well-established companies. Many of our competitors enjoy several competitive advantages, including:

•	greater financial and human capital resources;

•	longer operating histories with significantly greater name recognition;

•	established relationships with physicians, customers, and third-party payors for their existing products;

•	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage; and

•	established sales, marketing, and worldwide distribution networks.

Because of the size of the market opportunity for the treatment of AUB, we believe potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products or develop new products. Given the high incidence of AUB and extensive ongoing research and technological progress, new AUB treatment options may be developed that could compete more effectively with our products.

We rely heavily on third-party suppliers and contract manufacturers for the manufacture and assembly of our products, and a loss or degradation in performance of these suppliers and contract manufacturers could have a material adverse effect on our business, financial condition, and results of operations.

We rely heavily on third-party suppliers and contract manufacturers in the United States, China, Germany, and Costa Rica for raw materials, components, manufacturing, assembly, and sterilization of our products. We rely on third-party contractors to manufacture components of our Minerva ES disposable handpiece, while we conduct the final assembly of the handpiece at our Santa Clara facility. We are in the process of establishing a contract manufacturer in China to act as a second source for the final assembly of the disposable handpiece. We anticipate the new contract manufacturer will be operational in 2022. However, we cannot assure you that we will receive FDA approval for use of this contract manufacturing facility in a timely manner or at all. Until such time as we receive FDA approval for another contract manufacturer, our Santa Clara facility will remain the sole source for assembly of the disposable handpieces. We purchase the Minerva RF controller from another third-party manufacturer in the United States, and we then test and package the controller at our Santa Clara facility before placing the product in finished goods inventory. In most cases these manufacturers are single source suppliers. Any of our suppliers or our third-party contract manufacturers may be unwilling or unable to supply the necessary materials and components or manufacture and assemble our products reliably and at the levels we anticipate are required by the market and we may be required to locate and qualify additional suppliers.

Our ability to supply our products commercially and to develop any future products depends, in part, on our ability to obtain materials, components and products in accordance with regulatory requirements and in sufficient quantities for development, testing, and commercialization. While our suppliers and contract manufacturers have generally met our demand for their products and services on a timely basis in the past, we cannot guarantee that they will be able to meet our demand for their products in the future. One or more of our manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us and we may be required to contract with alternative manufacturers. If we are required to change contract manufacturers due to a change in or termination of our relationships with these third parties, or if our manufacturers are unable to obtain the materials they need to produce our products at consistent prices or at all, we may lose sales, experience manufacturing or other delays, incur increased costs, or experience other impairments to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.

If required, establishing additional or replacement suppliers for any of these materials, components, products, or services could be time-consuming and expensive, may result in interruptions in our operations and product delivery, may affect the performance specifications of our products, or could require that we modify product designs. Even if we are able to find replacement suppliers or third-party contract manufacturers, we will be required to verify that the new supplier or third-party manufacturer maintains facilities, procedures, and operations that comply with our quality expectations and applicable regulatory requirements.

If our third-party suppliers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our products, the supply of our products to customers and the development of any future products could be delayed, limited, or prevented, which could have a material adverse effect on our business, financial condition, and results of operations.

We cannot guarantee that the political, labor, and economic climate where our contract manufacturers are located will remain sufficiently stable for our manufacturing purposes. Our operations could be adversely affected by political unrest and value fluctuations in the local currencies in Germany, China, or Costa Rica. We could also be harmed by strikes and other labor disruptions. Any of these events could result in increased costs or in disruptions of supply of our products, which would harm our business and operating results.

We depend on a limited number of single source suppliers to manufacture our components, sub-assemblies, and materials, and may not be able to find replacements or immediately transition to alternative suppliers, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition, and results of operations.

These single source suppliers provide us with dual pressure sensor monitors, plasma array balloons, custom injection molded and ceramic parts, hollow fiber filters, and complex programmable logic devices, among others. These components, sub-assemblies, and materials are critical and there are relatively few alternative sources of supply. We have not qualified or obtained necessary regulatory approvals for additional suppliers for most of these components, sub-assemblies, and materials. These sole suppliers, and any of our other suppliers, may be unwilling or unable to supply components of these systems to us reliably and at the levels we anticipate or that are required by the market. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs, and on a timely basis. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, and if we cannot then obtain an acceptable substitute.

While we believe that alternative sources of supply are available, we cannot be certain whether they will be available if and when we need them, or that any alternative suppliers would be able to provide the quantity and quality of components and materials that our manufacturing partners would need to manufacture our products if our existing suppliers were unable to satisfy our supply requirements. To utilize other supply sources, we would need to identify and qualify new suppliers to our quality standards and obtain any additional regulatory approvals required to change suppliers, which could result in manufacturing delays and increase our expenses.

In addition, the use of components or materials furnished by these alternative suppliers could require us to alter our operations. Any such interruption or alternation could harm our reputation, business, financial condition, and results of operations. We cannot assure you that we will be able to secure alternative equipment and materials and utilize such equipment and materials without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring, or revalidating the equipment and components we require for our products, our reputation, business, financial condition, and results of operations could be negatively impacted.

Furthermore, if we are required to change the manufacturer of a critical component of our products, we will be required to verify that the new manufacturer maintains facilities, procedures, and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products, or could require that we modify the design of those systems. If the change in manufacturer results in a significant change to any 510(k) cleared product, a new 510(k) clearance from the FDA or similar international regulatory authorization or certification may be necessary before we implement the change, which could cause substantial delays. Similarly, changes to our PMA-approved products, including a change in manufacturer, could require a new PMA approval prior to making such change. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely of cost-effective manner.

Our dependence on third-party suppliers subjects us to a number of risks that could negatively impact our ability to manufacture products and harm our business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s failure to produce components that consistently meet our quality specifications;

•	price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components;

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•

inability of suppliers to comply with applicable provisions of the FDA’s Quality System Regulation (QSR) or other applicable laws or regulations enforced by the FDA or California and other state regulatory authorities and foreign regulatory authorities;

•	inability to ensure the quality of products and components manufactured by third parties;

•	production delays related to the evaluation and testing of products and components from alternative suppliers and corresponding regulatory qualifications;

•	delays in delivery by our suppliers due to changes in demand from us or their other customers, or our suppliers prioritizing their other customers over us; and

•	an outbreak of disease or similar public health threat, such as the existing threat of COVID-19, particularly as it may impact our supply chain.

Although we require that our third-party suppliers provide our manufacturing partners with components that meet our specifications and comply with applicable provisions of the QSR and other applicable legal and regulatory requirements in our agreements and contracts, there is a risk that our suppliers will not always act with our best interests in mind, and they may not always supply components that meet our requirements or supply components in a timely manner. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures. These events could harm our business and our operating results.

The spread of COVID-19 and its variants (COVID-19) and efforts to reduce its spread have negatively impacted, and may continue to negatively impact, our business, and operations.

The spread of COVID-19 in the United States has resulted in travel restrictions impacting our sales professionals. In addition, some treatment facilities have reduced staffing and postponed certain procedures in response to COVID-19 or diverted resources to treat those patients with COVID-19. Some treatment facilities have also restricted or limited access for non-patients, including our sales professionals, which has negatively impacted our access to physicians and their patients. Our business and operations may be further impacted by new treatment facility sanitization and social distancing protocols. Our field-based team continues to be available, in-person or virtually, to support procedures using our products. However, members of our field team may choose not to enter hospitals, ASCs, or physicians’ offices due to preexisting conditions, personal choice, or on doctors’ orders, or may be unable to enter such facilities due to their policies. Additionally, we anticipate that an increase in the unemployment rate due to the impact of COVID-19 may decrease the number of potential patients with health insurance, which may result in fewer diagnoses, a lower number of procedures, or a shift to procedures which are reimbursed by government payors. As treatment facilities cancel and defer elective procedures, it reduces their revenue and impacts their financial results, which could result in pricing pressure on our products as healthcare providers seek cost savings. Prolonged restrictions relating to COVID-19 have adversely affected the number of endometrial ablation and tissue resection procedures and our revenue as a result. Additionally, some treatment facilities have had cash flow problems or have ceased doing business due to the impact of COVID-19 on their operations, which has reduced the number of treatment facilities where endometrial ablations or tissue resections can be performed, and has adversely affected our ability to collect amounts due to us and our revenue as a result.

We expect these challenges to continue to impact the number of endometrial ablation and tissue resection procedures through the remainder of 2021, particularly given the increased prevalence of the Delta variant of COVID-19 in the United States during the second quarter of 2021, but the extent cannot be quantified at this time. Our customers’ patients are also experiencing the economic impact of the COVID-19 pandemic. Procedures like an endometrial ablation or tissue resection may be less of a priority than other priorities for those patients who have lost their jobs, are furloughed, have reduced work hours, or are worried about the continuation of their medical insurance. Patients may also be reluctant to visit their physicians at their offices, in ASCs or in hospitals due to fear of contracting COVID-19. The reduction in physician visits, the increase in deferred treatments, and patient behaviors are translating into fewer than expected endometrial ablation and tissue resection procedures being performed in the current environment.

COVID-19 has impacted, and we expect will continue to impact, our personnel and the personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which could disrupt our supply chain and reduce our margins. Restrictions related to us and our suppliers are country-specific. The spread of an infectious disease, including COVID-19, could result in the inability of our suppliers to deliver components or raw materials to our contract manufacturers on a timely basis due to these impacts or restrictions. If there were a shortage of supply, the cost of these materials or components could increase and harm our contract manufacturers’ ability to provide our products on a cost-effective basis. In connection with any supply shortages in the future, reliable and cost-effective replacement sources may not be available on short notice or at all. This may force us to increase prices and face a corresponding decrease in demand for our products. In the event that any of our suppliers were to discontinue production of our key product components, developing alternate sources of supply for these components would be time consuming, difficult, and costly. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and severity of the COVID-19 pandemic, the actions taken to reduce the transmission of COVID-19, and the speed with which normal economic and operating conditions resume, among others.

COVID-19 has had a material adverse impact on our liquidity, capital resources, operations, and business and those of the third parties on which we rely. However, the ultimate impact of COVID-19 is still unknown. The extent to which COVID-19 further impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. We do not yet know the full extent of potential delays or impacts on our business, financial condition, and results of operations. Additionally, while the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the impact of COVID-19 on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity and our ability to operate.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed.

Our sales force headcount and our total company headcount have increased significantly since our full commercial launch in August 2015. In addition, we acquired three new products from BSC in May 2020 which require additional selling and marketing support. Any growth that we experience in the future may require us to expand our sales and marketing personnel, manufacturing operations, and general and administrative infrastructure. In addition to the need to scale our organization, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train, and integrate additional employees. Rapid expansion in personnel could mean that less experienced employees market and sell our products, which could result in inefficiencies and unanticipated costs, reduced quality, and disruptions to our operations. In addition, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue improving our operational, financial and management controls, reporting systems, and procedures. If we are unable to manage our growth effectively, it may be difficult for us to deliver our products in a timely manner.

As the demand for our products or any of our future products increases, we will need to continue to scale our capacity, expand customer service, billing and systems processes, and enhance our internal quality assurance program. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate the growth of our business. Failure to implement necessary procedures, transition to new processes, or hire the necessary personnel could result in higher costs of processing data or our inability to meet increased demand. If we encounter difficulty meeting market demand, quality standards, or physician expectations, our reputation could be harmed and our business could suffer.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely on the continued services of key members of our executive management team and others in key management positions. For example, the services of our executive officers are essential to driving adoption of our products, executing on our corporate strategy, and ensuring the continued operations and integrity of financial reporting within our company and development, manufacturing, and commercialization of our products. Any of our employees may terminate their employment with us at any time. We do not currently maintain key person life insurance policies on any of our employees. If we lose one or more key employees, we may experience difficulties in competing effectively, developing our technologies, and implementing our business strategy.

In addition, our research and development programs, clinical operations, and sales efforts depend on our ability to attract and retain highly skilled engineers and sales professionals. We may not be able to attract or retain qualified engineers and sales professionals in the future due to the competition for qualified personnel.

Competition for skilled engineers is especially high in the San Francisco Bay Area, where our headquarters is located. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we do. When we hire employees from competitors or other companies, their former employers may in the future attempt to assert that these employees or we have breached legal obligations, which may result in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees, particularly in the San Francisco Bay Area, often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

The failure of our products to meet patient’s expectations, or the occurrence of adverse events related to our products, could impair our financial performance.

Our future success depends upon increased physician demand for our products, resulting from positive patient word-of-mouth, and social media patient feedback that their experience with our products met their expectations. Patients may be dissatisfied if their expectations of the treatment results, among other things, are not met. Despite what we believe to be the safety profile of our products, patients may experience adverse events such as pain, hemorrhaging, infection, thermal injury to adjacent tissue and organs, or perforation of the uterus. If the results of endometrial ablation or tissue resection using our products do not meet the expectations of the patients, or the patient experiences adverse events, it could discourage the patient from referring our products to others. Dissatisfied patients may express negative opinions to the press or through social media. Any failure to meet patient expectations and any resulting negative publicity could harm our reputation and future sales.

The estimates of market opportunity and forecasts of market and revenue growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

We cannot accurately predict the size of the market for endometrial ablation and tissue resection products, and our market opportunity estimates, along with long-term growth forecasts, are subject to significant uncertainty. Our estimates of the annual total addressable market for our products are based on a number of internal and third-party estimates and assumptions, including, without limitation, the number of endometrial ablation and tissue resection procedures annually in the United States and worldwide, the growth in number of procedures, and the growth in awareness of AUB and the treatments for AUB.

For example, our long-term growth will be dependent upon our ability to convince a significant number of physicians and women that our solutions are preferable to currently available treatments for excessive menstrual bleeding and other treatments that may be developed and commercialized in the future. Existing treatments for AUB include drug therapy, endometrial ablation, hysteroscopic tissue removal, or a hysterectomy. Drug therapy has traditionally been the initial treatment for women experiencing AUB. First-generation endometrial ablation procedures which use a resectoscopic electrosurgical instrument, such as a rollerball or wire loop, or a laser are less frequently performed today. Second-generation procedures, which include those performed with the Minerva ES and Genesys HTA, are non-resectoscopic treatments that are faster, require less general anesthesia or pre-treatment and, in most cases, are associated with lower complication rates when compared to first-generation procedures. We cannot assure you that the market for endometrial ablation products will develop further in the future or that the new endometrial ablation and tissue resection procedures will continue to experience similar or greater rates of use. Additionally, our growth may depend in part upon our ability to attract those women who are not currently seeking treatment for AUB by communicating to them the benefits of our products. We cannot assure you that we will be successful in continuing to attract physicians and women to use our products, or whether or not evolving trends in the treatment of excessive menstrual bleeding will favor new endometrial ablation and tissue resection procedures as compared to traditional approaches.

While we believe our assumptions and the data underlying our estimates for population growth among women with AUB and the growth in our addressable market are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time and be affected by the COVID-19 pandemic, thereby reducing their predictive accuracy. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. If the actual number of procedures or the annual total addressable market for our products is smaller than we have estimated or does not grow as quickly as we would expect, it may impair our sales growth and have an adverse impact on our business.

Our ability to compete depends on our ability to innovate successfully and deliver any product improvements and new products in a timely manner.

The market for our products is competitive, dynamic, and marked by substantial technological development and product innovation. Demand for our products and future related products could be diminished by equivalent or superior products and technologies offered by competitors. If we are unable to innovate successfully, our products could become obsolete and our revenue would decline as our customers purchase our competitors’ products.

We plan to devote additional resources to research and development of product improvements and new products in the future. Developing products is expensive and time-consuming and could divert management’s attention away from our core business. The success of product enhancements or any new product offerings will depend on several factors, including our ability to:

•	develop and introduce new products and product enhancements in a timely manner;

•	for any new product, receive adequate coverage and reimbursement, if necessary;

•	continue to properly identify and anticipate physician and patient needs;

•	avoid infringing upon the intellectual property rights of third-parties;

•	demonstrate, if required, the safety and efficacy of new products with clinical data;

•	obtain the necessary regulatory clearances, approvals or certifications for expanded indications, new products, or product modifications;

•	be fully FDA-compliant with any new or modified products; and

•	provide adequate education to potential users of our products.

If we are unable to develop new products, applications, or features due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills, or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, many of our competitors devote considerably greater funding to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

Any significant delays in our product launches may significantly impede our ability to enter or compete in a given market and may reduce the sales that we are able to generate from these products. We may experience delays in any phase of a product’s development, including during research and development, clinical trials or investigations, regulatory review, manufacturing, and marketing. Delays in product introductions could have a material adverse effect on our business, financial condition, and results of operations.

Endometrial ablation and tissue resection involves surgical risks, and these procedures are contraindicated in certain patients, which may limit adoption.

Risks of using our products include the risks that are common to endometrial ablation and tissue resection procedures, including pain, hemorrhaging, infection, or thermal injury to adjacent tissue and organs, or perforation of the uterus. Treatments for AUB are contraindicated in certain patients, and therefore should not be used. For example, second-generation endometrial ablation products, including Minerva ES and Genesys HTA, are contraindicated in certain patients, including, but not limited to, those who are pregnant or who want to become pregnant in the future; have known or suspected malignant or pre-malignant conditions of the endometrium; have any anatomic condition or pathologic condition that could lead to weakening of the myometrium; have active pelvic inflammatory disease; or have an IUD in place. Uterine tissue resection products, including Symphion and Resectr, are contraindicated in certain patients, including, but not limited to, patients who have acute pelvic inflammatory disease; a uterus that cannot be adequately distended or visualized; cervical or vaginal infection; are pregnant; have cervical malignancies or invasive carcinoma of the cervix; have had a recent uterine perforation; are receiving anti-coagulant therapy or have bleeding disorders; have a medical contraindication or intolerance to anesthesia; have severe anemia; or have a myoma so large that it cannot be circumnavigated during hysteroscopic myomectomy surgery. The FDA authorized labeling for our products, which is publicly available on the FDA website, contains a complete list of these contraindications. To the extent this patient population comprises a significant portion of women with AUB, our products may not become widely adopted and our operating results may suffer as a result.

If we are unable to transition the manufacturing and operations for newly acquired product lines, or if we fail to comply with our obligations in our agreement with BSC related to such products, our business and operations could be harmed.

In May 2020, we acquired our Genesys HTA, Symphion, and Resectr products from BSC. BSC manufactures the Genesys HTA System Operational Unit (controller) and its Genesys HTA ProCerva disposable procedure set at their facilities. In connection with that acquisition, we entered into a supply agreement with BSC relating to the Genesys HTA system and certain of its components. Pursuant to the supply agreement, BSC will supply us with controllers and procedure sets until the earlier of February 2022, or such time as we have successfully transferred manufacturing to third-party manufacturers. We have identified, and are in the process of transferring the manufacturing of the Genesys HTA controller and Genesys HTA ProCerva procedure set to, third-party contract manufacturers. We anticipate this process will be complete prior to the termination of BSC’s obligations under the supply agreement. If we are unable to complete the transfer to an FDA-approved contract manufacturer prior to February 2022, we would need to negotiate additional supply terms with BSC. We cannot assure you that BSC would be willing to supply additional products on commercially reasonable terms or at all, and we could be without supply until our contract manufacturers are operational. Any delay in the supply of the Genesys HTA controller and the Genesys HTA ProCerva procedure set could have material adverse effect on our business and operations.

The Symphion and Resectr products were previously manufactured for BSC by various third-party manufacturers. We intend to rely on those same manufacturers to supply us with these products and we are in the process of assuming those relationships. Pursuant to the transition services agreement with BSC, BSC agreed to provide us resources and inventory during the time period until the products and the manufacturing agreements with various third-party manufacturers were transferred to us. If we experience a delay in the transfer of the Symphion operations, or if we are unable to obtain the necessary supply of Resectr or Symphion products from these third parties, are business and operations would be adversely affected.

Our agreement with BSC imposes additional obligations on our business, including relating to payment and milestone obligations related to Genesys HTA, Symphion, and Resectr. If we fail to make payments under the contracts we have with BSC, it may be determined that we are in breach of contract and we may have to pay damages or renegotiate those contracts. We can provide no assurance that we will be able to renegotiate the contracts we have with BSC or that any renegotiated terms will be favorable to us. The occurrence of such events could materially harm our business and financial condition.

Moreover, we acquired the BSC products during the COVID-19 pandemic and have never had to produce those products during a commercial period that was not impacted by the pandemic. Our suppliers and contract manufacturers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements.

Litigation against us could be costly and time-consuming to defend, and could result in additional liabilities.

We have, from time to time, been subject to legal proceedings and claims that arise in the ordinary course of business or otherwise, such as claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees, alleged patient injuries, or claims by competitors concerning intellectual property disputes. Claims may also be asserted by, or on behalf of, a variety of other parties, including government agencies, patients, vendors, and stockholders. Further, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities, and this risk is especially relevant to industries that experience significant stock price volatility. Any litigation involving us may result in substantial costs, operationally restrict our business, and may divert management’s attention and resources, which may negatively affect our business, financial condition, and results of operations. For more information on risks related to intellectual property litigation, see “Risk factors – Risks related to our intellectual property.”

If our facility becomes damaged or inoperable, or if we are required to vacate a facility, we may be unable to produce our products or we may experience delays in production or an increase in costs, which could adversely affect our results of operations.

Our corporate headquarters in Santa Clara, California supports in-house production and distribution operations, including manufacturing, quality control, raw material, and finished goods storage. The facility is situated on or near earthquake fault lines, and we do not have redundant facilities. We are also dependent on suppliers located in the United States, China, Germany, and Costa Rica. Should our building, or that of one of our suppliers, be significantly damaged or destroyed by natural or man-made disasters, such as earthquakes, fires, or other events, it could take months to relocate or rebuild, and during that time our employees may seek other positions, our research, development, and manufacturing would cease or be delayed, and our products may be unavailable. Moreover, the use of a new facility or new manufacturing, quality control, or environmental control equipment or systems would require FDA review and approval of a PMA supplement for a product previously approved under a PMA, and may require a new 510(k) for a previously 510(k) cleared device. Because of the time required to authorize manufacturing in a new facility under FDA, the State of California, and non-U.S. regulatory requirements, we may not be able to resume production on a timely basis even if we are able to replace production capacity in the event we lose manufacturing capacity. While we maintain property and business interruption insurance, such insurance has limits and would only cover the cost of rebuilding, relocating and lost revenue, but not general damage or losses caused by earthquakes or losses we may suffer due to our products being replaced by competitors’ products. The inability to perform our research, development, and manufacturing activities, combined with our limited inventory of materials, components, and manufactured products, may cause physicians to discontinue using our products or harm our reputation, and we may be unable to reestablish relationships with such physicians in the future. Consequently, a catastrophic event at our facility could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, the current lease for our manufacturing facility expires in May 2023, and we may be unable to renew our lease or find a new facility on commercially reasonable terms. If we were unable or unwilling to renew at the proposed rates, relocating our manufacturing facility would involve significant expense in connection with the movement and installation of key manufacturing equipment and any necessary recertification with regulatory bodies, and we cannot assure investors that such a move would not delay or otherwise adversely affect our manufacturing activities or operating results. If our manufacturing capabilities were impaired by our move, we may not be able to manufacture and ship our products in a timely manner, which would adversely impact our business.

Our business is subject to quarterly, annual, and seasonal fluctuations.

Our quarterly and annual results of operations, including our revenue, profitability, and cash flow, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors including:

•	the level of demand for our products, which may vary significantly from period to period;

•	the rate at which we grow our sales force and the speed at which newly hired territory managers become effective, and the cost and level of investment therein;

•	expenditures that we may incur to acquire, develop, or commercialize additional products and technologies;

•	the degree of competition in our industry and any change in the competitive landscape of our industry;

•	the timing and cost of obtaining regulatory approval, clearances, or certifications for future products;

•	coverage and reimbursement policies with respect to the procedures using our products and potential future products that compete with our products;

•	the timing and success or failure of clinical trials or investigations for our current or future products or any future products we develop or competing products;

•	the timing and cost of, and level of investment in, research, development, regulatory approval, and commercialization activities relating to our products, which may change from time to time;

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the timing of customer orders or medical procedures, the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold, and the geographic mix of where products are sold;

•	the cost of manufacturing our products, which may vary depending on the quantity of production and the terms of our agreements with third-party suppliers and manufacturers;

•	timing and adequacy of supply chain to meet demand;

•	natural disasters, outbreaks of disease or public health crises, such as COVID-19;

•	the timing and nature of any future acquisitions or strategic partnerships; and

•	future accounting pronouncements or changes in our accounting policies.

Because our quarterly results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of our business and should only be relied upon as one factor in determining how our business is performing. Additionally, our business is subject to seasonal fluctuations in that our revenue is typically higher in the fourth quarter, primarily because patients tend to schedule expensive, more complex elective procedures closer to the end of the year after they have largely or fully paid their annual insurance deductibles and in connection with the holiday season when patients may have time off from work for recovery. As a result of these and other factors, our financial results for any single quarter or period of less than one year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Additionally, any quarterly, annual, or seasonal fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. Further, if our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Adoption of our products depends upon appropriate physician education, and inadequate education may lead to negative patient outcomes, adversely affecting adoption of our products and our business.

The success of our products depends in part on the skill of the physicians performing the procedure and on our customers’ adherence to appropriate patient selection and proper techniques. We believe that the intuitive design of our products allows physicians to become comfortable with our products using the surgical skills they already possess. However, before using our products, physicians must:

•	have sufficient and adequate experience in performing procedures in the uterine cavity, such as IUD insertion, dilation and curettage, and hysteroscopy;

•	review and be familiar with the product Instructions for Use (IFU);

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be aware of the appropriate sequence of actions detailed in the operator’s manual, along with the troubleshooting section in the event the system detects a high CO2 flow rate during the uterine integrity test, which may be indicative of a uterine perforation; and

•	review the patient selection criteria for the clinical trials or investigations to determine which patients are appropriate for the procedures associated with our products.

We cannot guarantee that all physicians will have the necessary skill set to perform procedures using our products, or that they will review the IFUs for our products. We do not control which physicians perform the procedures or control the level and adequacy of their medical training. If physicians perform an endometrial ablation or tissue resection procedure using our products in a manner that is inconsistent with the IFUs or without adhering to or reviewing our IFUs, their patient outcomes may not be consistent with the outcomes achieved in our clinical trials or investigations. This result may negatively impact the perception of patient benefit and safety and limit adoption of our products that are utilized for endometrial ablation or tissue resection, which would have a material adverse effect on our business, financial condition, and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

We seek to maintain sufficient levels of inventory in order to avoid supply interruptions, but keep limited amounts of finished products on hand. To ensure adequate inventory supply and manage our operations with our third-party manufacturers and suppliers, we forecast materials requirements and demand for our products in order to predict future inventory needs and then place orders with our suppliers based on these predictions. Our ability to accurately forecast demand for our products could be negatively affected by many factors, including our limited historical commercial experience, rapid growth, failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters, and the weakening of economic conditions or consumer confidence in future economic conditions.

Inventory levels in excess of customer demand may result in a portion of our inventory becoming obsolete, as well as inventory write-downs or write-offs, which would impair the strength of our brand. Conversely, if we underestimate customer demand for our products or our own requirements for components, subassemblies, and materials, our third-party manufacturers and suppliers may not be able to deliver components, sub-assemblies, and materials to meet our standards or legal requirements, which could result in inadequate inventory levels or interruptions, delays, or cancellations of deliveries to our customers, any of which would damage our reputation, customer relationships, and business. In addition, several components, sub-assemblies, and materials incorporated into our products require lengthy order lead times, and additional supplies or materials may not be available on terms that are acceptable to us, or at all, and our third-party manufacturers and suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, any of which could have an adverse effect on our ability to meet customer demand for our products and our results of operations.

We may not be able to maintain satisfactory pricing and margins for our products.

Manufacturers of medical devices have a history of price competition, and we can give no assurance that we will be able to achieve satisfactory prices for our products or maintain prices at the levels we have historically achieved. For example, we believe our competitors have historically undercut the price of our products by offering theirs at a lower price to incentivize leading hospitals, ASCs, and physician offices to order more of their products. Additionally, any decline in the amount that insurance payors reimburse our customers for our products could make it difficult for customers to continue using, or to adopt, our products and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which will adversely affect our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode. We will continue to be subject to significant pricing pressure, which could harm our business and results of operations.

Cost-containment efforts of our customers, purchasing groups and governmental organizations could have a material adverse effect on our sales and profitability.

In an effort to reduce costs, many hospitals in the United States have become members of Group Purchasing Organizations (GPOs) and Integrated Delivery Networks (IDNs). GPOs and IDNs negotiate pricing arrangements with medical device companies and distributors and then offer these negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple providers of products with the intention of driving down pricing or reducing the number of vendors. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain new, or maintain existing, contract positions with major GPOs and IDNs. Furthermore, the increasing leverage of organized buying groups reduces market prices for our products or requires the payment of administrative fees, thereby reducing our revenue and/or margins.

While having a contract with a GPO or IDN for a given product category can facilitate sales to members of that GPO or IDN, such contract positions can offer no assurance that any level of sales will be achieved, as sales are typically made pursuant to individual purchase orders. Even when a provider is the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN are generally free to purchase from other suppliers. Furthermore, GPO and IDN contracts can typically be terminated without cause by the GPO or IDN upon 60 to 90 days’ notice. Accordingly, the members of such groups may choose to purchase alternative products due to the price or quality offered by other companies, which could result in a decline in our revenue.

Defects or failures associated with our products could lead to recalls, safety alerts or litigation, as well as significant costs and negative publicity.

Our business is subject to significant risks associated with the manufacture, distribution and use of medical devices that are used by OB/GYN’s for surgical procedures, including the risk that patients may be severely injured by, or even die from, the misuse or malfunction of our products caused by design flaws or manufacturing defects. In addition, component failures, design defects, off-label uses, or inadequate disclosure of product-related information could also result in an unsafe condition or the injury or death of a patient. These problems could lead to a product recall or market withdrawal, or issuance of a safety alert relating to our products, and could result in significant costs, negative publicity, and adverse competitive pressure. The circumstances giving rise to recalls are unpredictable, and any recalls of existing or future products could have a material adverse effect on our business, financial condition, and results of operations.

The medical device industry has historically been subject to extensive litigation over product liability claims. We currently are party to four litigation matters involving patient harm, where either the performance of our Minerva ES product or physician use of it is at issue. We may be subject to product liability claims in the future if our products cause, or merely appear to have caused, patient harm, even if due to physician error. In addition, an injury or death that is caused by the activities of our suppliers, such as those that provide us with components and raw materials, may be the basis for a claim against us by patients, hospitals, ASCs, physicians, or others purchasing or using our products, even if our products were not the actual cause of such patient harm. We may choose to settle any claims to avoid fault and complication not due to failure of our products. If our products are found to have caused or contributed to injuries or deaths, we could be held liable for substantial damages. In addition, claims of this nature may adversely affect our reputation, which could damage our position in the market.

We maintain product liability insurance. However, we cannot assure you that any future product liability claims, will not result in court judgments or settlements that are in excess of the liability limits of our product liability insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court that exceed our coverage limitations or that are not covered by our insurance.

An adverse outcome involving one of our products could result in reduced market acceptance and demand for all of our products, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our premarket notifications, applications, or certifications for marketing. Finally, even a meritless or unsuccessful product liability claim would be time consuming and expensive to defend and could result in a diversion of management’s attention from our core business, which would cause our business to suffer. Any of the foregoing problems could disrupt our business and have a material adverse effect on our business, financial condition, and results of operations.

We are required to file a MedWatch Medical Device Report (MDR) with the FDA, whenever we become aware that our products have, or may have, caused or contributed to a serious injury or death, or malfunctioned in a way that could likely cause or contribute to a serious injury or death if it were to recur. Any such MDR report associated with a significant adverse event could result in FDA enforcement action or negative publicity, which could harm our reputation, physician adoption, and future sales.

We provide a limited warranty that our disposable products are free of material defects at the time of delivery and conform to specifications, and offer to repair, replace, or refund the purchase price of defective products. For our controllers, we offer a one-year warranty against manufacturer’s defects. As a result, we bear the risk of potential warranty claims on our products. The limited warranty on our products does not protect us from product liability claims. In the event that we attempt to recover some or all of the expenses associated with a warranty or product liability claim against us from our suppliers or vendors, we may not be successful in claiming recovery under any warranty or indemnity provided to us by such suppliers or vendors and any recovery from such vendor or supplier may not be adequate.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Although we have product liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms, or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities, or for amounts in excess of insured liabilities, could negatively affect our business, financial condition, and results of operations. We do not carry specific hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or investigations or regulatory approvals could be suspended. Additionally, we carry a limited amount of cyber liability and third-party crime insurance, which may expose us to certain potential losses for damages or result in penalization with fines in an amount exceeding our resources.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition, and results of operations.

Our history of recurring losses and anticipated expenditures raises substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have incurred operating losses to date and it is possible we may never generate sufficient cash flow from operations to operate as a going concern. Our financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. We have concluded that our recurring losses from operations and need for additional financing to fund future operations raise substantial doubt about our ability to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2020 included an explanatory paragraph indicating that there is this risk. If we are unable to raise sufficient capital when needed, our business, financial condition, and results of operations will be harmed, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We may need additional funding and may not be able to raise capital when needed, which could force us to delay or reduce our product development programs and commercialization efforts.

We believe that our cash and cash equivalents, together with our expected revenue and the net proceeds from this offering, will be sufficient to meet our capital requirements and fund our operations for at least the next 12 months. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our available financial resources much faster than we currently expect. Our future funding requirements will depend on many factors, including:

•	the degree and rate of market acceptance of our products;

•	the achievement of certain milestones related to our agreement with BSC;

•	the extent to which we acquire third-party companies, products, or technologies;

•	restructuring, refinancing, or repayment of debt;

•	the scope and timing of investment in our sales force;

•	the timing, receipt, and amount of sales from our current products and any future products we develop;

•	the costs of attaining, defending, and enforcing our intellectual property rights, including our litigation matters with Hologic, Inc.;

•	the cost of our research and development activities, regulatory clearances, approvals, or certifications;

•	the continued impact of COVID-19 on our business and operations;

•	expenses associated with any product recall that may occur;

•	the emergence of competing technologies or other adverse market developments;

•	the cost of any additional clinical studies or investigations we initiate; and

•	the rate at which we expand into international markets.

We may seek to raise additional capital through equity offerings or debt financings, and such additional financings may not be available to us on acceptable terms, or at all. In addition, any additional equity or debt financing that we raise may contain terms that are not favorable to us or our stockholders. For example, if we raise funds by issuing equity or equity-linked securities, the issuance of such securities could result in dilution to our stockholders. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of our common stock. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline.

In addition, the terms of debt securities issued, or borrowings, could impose significant restrictions on our operations including restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to pay dividends, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, such as relinquishment or licensing of certain technologies or products that we otherwise would seek to develop or commercialize ourselves, or reserve for future potential arrangements when we might otherwise be able to achieve more favorable terms. In addition, we may be forced to work with a partner on one or more of our products or market development programs, which could lower the economic value of those programs to us.

If we are unable to obtain adequate financing on terms satisfactory to us when we require it, we may terminate or delay the development of one or more of our products, delay sales and marketing efforts or other activities necessary to commercialize our products. If this were to occur, our ability to grow and support our business and to respond to market challenges could be significantly limited, which could have a material adverse effect on our business, financial condition, and results of operations.

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

As of June 30, 2021, we had an aggregate of approximately $32.9 million in principal and interest outstanding under our term loan agreement with Ares Capital Corporation. We must make significant quarterly payments under the loan agreement, which has diverted and will continue to divert resources from other activities. Our obligations under the term loan agreement are collateralized by substantially all of our assets, including our material intellectual property, and we are subject to customary financial and operating covenants limiting our ability to, among other things, relocate or dispose of assets, undergo a change in control, merge or consolidate, enter into certain transactions with affiliates, make acquisitions, incur debt, pay dividends, grant liens, repurchase stock, and make investments, in each case subject to certain exceptions. The covenants related to the term loan agreement, as well as any future financing agreements into which we may enter, may restrict our ability to finance our operations and engage in, expand, or otherwise pursue our business activities and strategies. While we are not currently in breach of any covenants contained in our term loan agreement, we have breached our reporting covenants in the past, and there can be no guarantee that we will not breach these or other covenants in the future. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the loan agreement. If not waived, future defaults could cause all of the outstanding indebtedness under the term loan agreement to become immediately due and payable and terminate commitments to extend further credit. If we do not have, or are unable to generate, sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, our assets could be foreclosed upon and we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

We may continue to acquire technologies and products from other companies, which acquisitions could fail to result in a commercial product or generate additional sales, divert management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our operating results.

As part of our business strategy, we have acquired, and may make future acquisitions of, complimentary companies, technologies, and products. For example, in May 2020, we acquired Genesys HTA, Symphion, and Resectr from BSC to complete our portfolio of products. We may in the future seek to acquire, license, or invest in other businesses, products, or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities or otherwise offer growth opportunities. We could also seek to enter into distribution arrangements or strategic partnerships with third parties that we believe could increase our revenue or offer other commercial benefits. However, we cannot assure you that we would be able to successfully complete any acquisition, license agreement or distribution agreement we choose to pursue, or that we would be able to successfully integrate any acquired business, or product or technology in a cost-effective and non-disruptive manner. Similarly, we cannot guarantee that we would derive benefits from any distribution arrangement or other strategic partnership. The pursuit of potential acquisition, license or distribution opportunities may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating, and pursuing suitable transactions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or strategic partners, or be successful in entering into an agreement with any particular target or partner, or obtain the expected benefits of any acquisition, license, investment, or other strategic partnership arrangement.

We may not be able to successfully integrate any acquired personnel, operations, and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business, product, or technology fails to meet our expectations, our operating results, business, and financial condition may suffer.

Our ability to utilize our net operating loss carryforwards may be limited.

As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards (NOLs) of $168.8 million and $116.3 million, respectively. NOLs arising in tax years ending on or before December 31, 2017 are subject to expiration and will begin to expire in 2028 (U.S. federal NOLs arising in tax years ending after December 31, 2017 are not subject to expiration) and our state NOLs will begin to expire in 2028. We may use these NOLs to offset against taxable income for U.S. federal and state income tax purposes. However, Section 382 of the Internal Revenue Code of 1986, as amended (the Code), may limit the NOLs we may use in any year for U.S. federal income tax purposes in the event of certain changes in ownership of our company. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We performed the analysis and determined that we have experienced an ownership change in February 2010 as a result of stock transfers and the issuance of preferred stock. In addition, future issuances or sales of our stock, including certain transactions involving our stock that are outside of our control, could result in future “ownership changes.” “Ownership changes” that have occurred in the past or that may occur in the future, including in connection with this offering, could result in the imposition of an annual limit on the amount of pre-ownership change NOLs and other tax attributes we can use to reduce our taxable income or income tax liability, potentially increasing and accelerating our liability for income taxes, and also potentially causing those tax attributes to expire unused. Any limitation on using NOLs could, depending on the extent of such limitation and the NOLs previously used, result in our retaining less cash after payment of U.S. federal and state income taxes during any year in which we have taxable income, rather than losses, than we would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal and state income tax reporting purposes, which could adversely impact our operating results. Furthermore, under the Tax Cuts and Jobs Act of 2017, although the treatment of U.S. federal NOLs arising in tax years beginning on or before December 31, 2017 has generally not changed, U.S. federal NOLs arising in tax years beginning after December 31, 2017 may only be used to offset 80% of our taxable income in tax years beginning after December 31, 2020. This change may require us to pay U.S. federal income taxes in future years despite generating a loss for federal income tax purposes in prior years. See Note 10 to our annual financial statements appearing at the end of this prospectus for more information on our NOLs.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or our customers’ patients, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we may become exposed to, or collect and store, sensitive data, including procedure-based information and legally-protected health information, credit card and other financial information, insurance information, and other potentially personally identifiable information. We also store sensitive intellectual property and other proprietary business information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology (IT) and infrastructure, and that of our technology partners, may be vulnerable to cyber-attacks by hackers or viruses or breached due to employee error, malfeasance, or other disruptions. We rely extensively on IT systems, networks, and services, including internet sites, data hosting and processing facilities and tools, physical security systems and other hardware, software, and technical applications, and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business. A significant breakdown, invasion, corruption, destruction, or interruption of critical information technology systems or infrastructure, by our workforce, others with authorized access to our systems or unauthorized persons could negatively impact operations. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers’ systems, portable media, or storage devices. We could also experience a business interruption, theft of confidential information or reputational damage from industrial espionage attacks, malware, or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. In addition, adoption of work-from-home requirements in connection with COVID-19 could increase our cyber-security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations. Although the aggregate impact on our operations and financial condition has not been material to date, we have been the target of events of this nature, such as phishing attacks, and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. We are investing in protections and monitoring practices of our data and IT to reduce these risks and continue to monitor our systems on an ongoing basis for any current or potential threats. There can be no assurance, however, that our efforts will prevent breakdowns or breaches to our or our third-party providers’ databases or systems that could adversely affect our business.

If we decide to pursue an international expansion of our business, it will expose us to market, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

Any international expansion that we pursue will involve a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	working with in-country distributors with whom we are not familiar and over whom we have limited control;

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multiple, conflicting, and changing laws and regulations such as tax laws, privacy laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits and licenses;

•	reduced or varied protection for intellectual property rights in some countries;

•	obtaining regulatory clearance or certification where required for our products in various countries;

•	requirements to maintain data and the processing of that data on servers located within such countries;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits on our ability to penetrate international markets if we are required to manufacture our products locally;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, foreign tax laws and complexities of foreign value-added tax systems, the effect of local and regional financial pressures on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	restrictions on the site-of-service for use of our products and the economics related thereto for physicians, providers, and payors;

•	natural disasters and political and economic instability, including wars, terrorism, political unrest, outbreak of disease, boycotts, curtailment of trade and other market restrictions; and

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regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977 (FCPA), U.K. Bribery Act of 2010, and comparable laws and regulations in other countries.

Any of these factors could significantly harm our future international expansion and operations and, consequently, have a material adverse effect on our business, financial condition, and results of operations.

We could be adversely affected by violations of the FCPA and similar worldwide anti-bribery laws and any investigation, and the outcome of any investigation, by government agencies of possible violations by us of the FCPA could have a material adverse effect on our business.

The FCPA and similar worldwide anti-bribery laws prohibit companies and their intermediaries from corruptly providing any benefits to government officials for the purpose of obtaining or retaining business. We are in the process of further enhancing policies and procedures intended to help ensure compliance with these laws. In the future, we may operate in parts of the world that have experienced governmental corruption to some degree. Moreover, because of the significant role government entities play in the regulation of many foreign healthcare markets, we may be exposed to heightened FCPA and similar risks arising from our efforts to seek regulatory approval of and reimbursement for our products in such countries. We cannot assure you that our internal control policies and procedures will protect us from improper acts committed by our employees or agents. Violations of these laws, or allegations of such violations, would significantly disrupt our business and have a material adverse effect on our business, financial condition, and results of operations.

Risks related to our intellectual property

We are currently a party to intellectual property litigation with Hologic, Inc. and may, in the future, be a party to other intellectual property litigation or administrative proceedings that are very costly and time-consuming and could interfere with our ability to sell and market our products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents, along with pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell, and/or export our products or to use product names. For example, in November 2015, Hologic and Cytyc Surgical (collectively, Hologic), filed suit against us in the U.S. District Court for the District of Delaware alleging infringement of four patents and asserting various other claims including unfair competition, deceptive trade practices, and tortious interference with business relationships. Hologic dropped two of the patents before trial. Pre-trial, the district court determined that we infringed two of Hologic’s asserted patents and that these two patents were valid. At trial, the district court ruled against Hologic’s non-patent claims as a matter of law, and the jury found no willfulness and awarded Hologic damages in the amount of about $4.8 million, which the court increased post-trial to include supplemental damages and interest, bringing the total amount of damages to approximately $7.2 million. Subsequently, one of the two patents was determined to be invalid by the U.S. Court of Appeals for the Federal Circuit, and the district court denied Hologic’s request for an injunction. As to the remaining patent, it expired shortly after trial on November 19, 2018, thereby capping the damages (other than interest that continues to accrue pending appeal). On June 29, 2021, the U.S. Supreme Court vacated and remanded the Federal Circuit’s decision that Minerva cannot challenge the validity of the remaining patent due to assignor estoppel. A decision from the Federal Circuit on remand as to the invalidity of the remaining patent is expected to take several months. We have posted a bond of approximately $7.2 million pending appeal. In July 2020, Hologic filed a related case against us in the U.S. District Court for the District of Delaware asserting that our redesigned endometrial ablation system infringed the one remaining patent currently on appeal for a period of about five months until that patent expired on November 19, 2018. This related case has been stayed pending appeal. We have spent a substantial sum of money and other resources in defending against these two litigation matters and we expect to continue to incur significant litigation expenses going forward. We cannot provide any guarantee that the Hologic claims, or any other intellectual property claims, will be resolved in our favor. For more information on the litigation matters with Hologic, Inc., see “Business—Legal proceedings.”

Third parties, including our competitors, may currently have patents or obtain patents in the future and claim that the manufacture, use, or sale of our products infringes upon these patents. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our products, parts of our products, technology, or methods do not exist, have not been filed, or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses or make substantial payments. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third-party’s patent or trademark or of misappropriating a third-party’s trade secret.

Since patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our products. Competitors may also contest our patents in court, before an administrative agency, or at the patent office, if issued, by proving that the invention was not original, was not novel, was obvious, or was obtained without disclosing all pertinent material prior art information to the patent office, among other reasons. For example, in litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons or are unenforceable due to inequitable conduct. If a court agrees, we would lose our rights to those challenged patents.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees and consultants and any other partners or collaborators who have access to our proprietary know-how, information, or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Further, if third-party claims of patent or trademark infringement or trade secret misappropriation are successfully asserted against us, such claims may harm our business, result in injunctions preventing us from selling our products, and require payment of license fees, damages, attorney fees, and court costs, which may be substantial and have a material adverse impact on our business. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties that may substantially erode our margins. Further, we may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement, and as such may need to stop selling the infringing products, which would have a significant adverse impact on our business, financial condition, and results of operations.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (USPTO) may be necessary to determine priority with respect to our patents, patent applications, trademarks, or trademark applications. We may also become involved in other proceedings, such as reexamination, inter parties review, derivation, or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition, and results of operations.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents, trademarks, or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Competitors may infringe our issued patents, trademarks, or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. For example, in April 2017, we initiated an action in the U.S. District Court for the Northern District of California alleging that one of Hologic’s products infringes one of our patents. This action was subsequently transferred to the U.S. District Court for the District of Delaware. On July 23, 2021, the district court found on summary judgment that our ‘208 patent is invalid, dismissed the case, and entered judgment. On August 24, 2021, we filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit. We have incurred substantial expenses litigating against Hologic. We cannot provide any guarantee that our claim against Hologic will be resolved in our favor. For more information on the litigation matters with Hologic, Inc., see “Business – Legal proceedings.” In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market, and an adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, financial condition, and results of operations.

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could harm our business, financial condition, and results of operations.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at, or engaged by, other medical device, biotechnology, or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants, and contractors may have executed proprietary rights, non-disclosure, and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how, or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers.

An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition, and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition, and results of operations.

Our success will depend on our ability to obtain, maintain, and protect our intellectual property rights. If we are unable to obtain and maintain patent or other intellectual property protection for any products we develop or for our technology, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any products we may develop, and our technology, may be harmed.

In order to remain competitive, we must develop, maintain, and protect the proprietary aspects of our brands, technologies, and data. We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret, and other intellectual property laws to protect the proprietary aspects of our brands, technologies, and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining and maintaining other intellectual property rights. We may not be able to obtain or maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage. In addition, our trade secrets, data, and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, clients, and other vendors who have access to such information, and could otherwise become known or be independently discovered by third parties. Our intellectual property, including trademarks, could be challenged, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, declared generic, or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition, and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Failure to obtain and maintain intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation, or misappropriation of our trademarks, data, technology, and other intellectual property and services, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated, or otherwise violated.

As with other medical device companies, our success depends, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our technology. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. The strength of patent rights generally, and particularly the patent position of medical device companies, involves complex legal and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents. Even if patents do successfully issue from our patent applications, third parties may challenge the validity, enforceability, or scope of such patents, which may result in such patents being narrowed, invalidated, or held unenforceable. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may also have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable, or not infringed;

competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Additionally, we may find it necessary or prudent to acquire or obtain licenses from third-party intellectual property holders. However, we may be unable to acquire or secure such licenses to any intellectual property rights from third parties that we identify as necessary for our products or any future products we may develop. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third-party intellectual property rights that we may consider attractive or necessary. Our competitors may have a competitive advantage over us due to their size, capital resources, and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to acquire or license third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant product, which could harm our business, financial condition, and results of operations.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

If we fail to comply with our obligations in our intellectual property licenses, including from Hermes Innovations, we could lose license rights that are important to our business.

We are a party to a license agreement with Hermes Innovations, LLC (Hermes), under which Hermes has granted us a worldwide, exclusive, royalty-free license to certain of its intellectual property related to the endometrial ablation procedure. This license agreement imposes, and we expect that any future license agreements will impose, certain diligence, royalty, and other obligations on us. If we fail to comply with these obligations, our licensors, including Hermes, may have the right to reduce the scope of our rights or terminate these agreements, in which event we may not be able to develop and market any product that is covered by these agreements. Termination of this license for failure to comply with such obligations or for other reasons, or reduction or elimination of our licensed rights under it or any other license, may result in our having to negotiate new or reinstated licenses on less favorable terms or our not having sufficient intellectual property rights to operate our business or cause us to enter into a new license for a different endometrial ablation product. The occurrence of such events could materially harm our business and financial condition.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we in-license, and any failure by us or our licensors, including Hermes, to obtain, maintain, defend, and enforce these rights could have a material adverse effect on our business. In some cases, we do not have control over the prosecution, maintenance, or enforcement of the patents that we license, and may not have sufficient ability to provide input into the patent prosecution, maintenance, and defense process with respect to such patents, and our licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend, and enforce the licensed patents, any of which could have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act (the Leahy-Smith Act) was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, and also may affect patent litigation. The Leahy-Smith Act also includes provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution, and set forth additional procedures to attack the validity of a patent by the USPTO administered post-grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in 2013. A third party that files a patent application in the USPTO after March 2013, but before us, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to our products or invent any of the inventions claimed in our patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, IPR, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts, and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Our patent rights and other intellectual property may be subject to priority or inventorship disputes, interferences, and similar proceedings.

We may also be subject to claims that former employees, collaborators, or other third parties have an interest in our owned patent applications or in-licensed patents or patent applications or other intellectual property as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patent applications, such co-owners rights may be subject, or in the future subject, to assignment or license to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any patents that issue from such patent applications against third parties, and such cooperation may not be provided to us.

If we or our licensors are unsuccessful in any priority, validity (including any patent oppositions), or inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more of our patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through the loss of exclusive ownership of or the exclusive right to use our owned or in-licensed patents. In the event of loss of patent rights as a result of any of these disputes, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and product candidates. Even if we are successful in priority, inventorship, or ownership disputes, it could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations, or prospects.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, suppliers, contract manufacturers, collaborators, and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors, and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand, and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in research and development or acquisitions could be reduced, and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our IT systems. While we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive, and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any such breach.

We may not be able to protect our intellectual property rights throughout the world.

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks, or tradenames in foreign countries where we do not have sufficient patents or patent protection and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting, and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks, and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands and managing through regulatory implications such as relabeling. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic, and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. Such claims could harm our business, financial condition, and results of operations.

As is common in the medical device industry, our employees, consultants, and advisors may be currently or previously employed or engaged at universities or other medical device or healthcare companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may in the future become subject to claims that we or these individuals have, inadvertently or otherwise, used or disclosed intellectual property, including trade secrets or other proprietary information, of their current or former employer. Also, we may in the future be subject to claims that these individuals are violating non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could harm our business, financial condition, and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition, and results of operations.

Intellectual property rights do not necessarily address all potential threats, and limitations in intellectual property rights could harm our business, financial condition, and results of operations.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to our products or utilize similar technology but that are not covered by the claims of our patents or that incorporate certain technology in our products that is in the public domain;

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we, or our future licensors or collaborators, might not have been the first to make the inventions covered by the applicable issued patent or pending patent application that we own now or may own or license in the future;

•	we, or our future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

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we, or our future licensors or collaborators, may fail to meet our obligations to the U.S. government regarding any future patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our current or future pending patent applications will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate our patents, or parts of our patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

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it is possible that our patents or patent applications omit individuals that should be listed as inventors or include individuals that should not be listed as inventors, which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•	claims of our patents or patent applications, if and when issued, may not cover our products or technologies;

•	the laws of foreign countries may not protect our proprietary rights or the rights of future licensors or collaborators to the same extent as the laws of the United States;

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the inventors of our patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

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our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; or

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Any of the foregoing could harm our business, financial condition, and results of operations.

Risks related to government regulation

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

Our products are regulated as medical devices. We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and by the FDA’s foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development, manufacturing, and release; laboratory, preclinical, and clinical testing; labeling, packaging, content, and language of instructions for use and storage; product safety and efficacy claims; establishment, registration, and device listing; marketing, sales, and distribution; pre-market clearances, approvals, and certifications; service operations; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and foreign counterparts enforce these regulatory requirements through, among other means, periodic unannounced inspections and periodic reviews of public marketing and promotion materials. We do not know whether we will be found compliant in connection with any future FDA or foreign counterparts’ inspections or reviews. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; untitled letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances, approvals, or certifications; withdrawals or suspensions of current approvals or certifications, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

Disruptions at the FDA, the SEC and other government agencies or foreign bodies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (SEC), and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies or foreign bodies may also slow the time necessary for new medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in response to COVID-19, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to COVID-19. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances, approvals, or certifications for our products or to manufacture, market, or distribute our products after clearance, approval, or certification is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations, or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the Food, Drug, and Cosmetic Act (FDCA). Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list of device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations, or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market, or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation, or policies, when and if promulgated, enacted, or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be promulgated that could prevent, limit, or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

On May 25, 2017, the Medical Devices Regulation entered into force in the European Union (EU), which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EU member states, regulations are directly applicable (i.e., without the need for adoption of EU member state laws implementing them) in all EU member states and eliminate current differences in the regulation of medical devices among EU member states. The EU Medical Devices Regulation, among other things, establishes a uniform, transparent, predictable, and sustainable regulatory framework across the EU for medical devices and ensures a high level of safety and health while supporting innovation.

The EU Medical Devices Regulation was originally intended to become effective three years after publication, but in April 2020 the transition period was extended by the European Parliament and the Council of the EU by an additional year, until May 26, 2021. Devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021, may generally continue to be made available on the market or put into service until May 26, 2025. Complying with this new regulation may result in Europe being less attractive as a “first market” destination.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our business, financial condition, and results of operations.

In the United States, there have been, and continue to be, a number of legislative initiatives to contain healthcare costs. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (ACA) was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may affect our business, the ACA implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models and expanded the eligibility criteria for Medicaid programs.

Since its enactment, there have been judicial, executive, and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal, or replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through the end of 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state and federal healthcare policies and reform measures to be adopted in the future. Any of these could make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market, or distribute our products after clearance or approval is obtained. Any such reforms could have a material adverse effect on our industry generally and on our customers. In addition, any healthcare reforms that expand the government’s role in the U.S. healthcare industry may result in decreased sale of our products and lower reimbursement by payors for procedures using our products, any of which could affect demand for our products and/or result in additional pricing pressure, which in turn could impact our ability to successfully commercialize our products and could have an adverse material effect on our business, financial condition, and results of operations. Changes and reforms in the EU and other countries where we may decide to commercialize could have similar effects.

If coverage and reimbursement from third-party payors for procedures using our products significantly decline, physicians, hospitals, and other healthcare providers may be reluctant to use our products and our sales may decline.

In the United States, healthcare providers who purchase our products generally rely on third-party payors, including Medicare, Medicaid, and private health insurance plans, to pay for all or a portion of the cost of our products in the procedures in which they are employed. Because there is often no separate reimbursement for products used in surgical procedures, the additional cost associated with the use of our products can impact the profit margin of the hospital or surgery center where the surgery is performed. Some of our target customers may be unwilling to adopt our products in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse our customers for the procedures using our products may make it difficult for existing customers to continue using, or to adopt, our products and could create additional pricing pressure for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.

To contain costs of new technologies, governmental healthcare programs and third-party payors are increasingly scrutinizing new and existing treatments by requiring extensive evidence of favorable clinical outcomes. Physicians, hospitals, and other healthcare providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. If third-party payors issue non-coverage policies or if our customers are not reimbursed at adequate levels, this could adversely affect sales of our products.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement rates and policies. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals, and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products. For example, the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA), enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments which began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations, or cash flows. While MACRA applies only to Medicare reimbursement, Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for our products. However, there is no uniform policy of coverage and reimbursement among payors in the United States. Therefore, coverage and reimbursement for procedures can differ significantly from payor to payor.

Moreover, some healthcare providers in the United States have adopted, or are considering, a managed care system in which the providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare providers may attempt to control costs by authorizing fewer surgical procedures or by requiring the use of the least expensive clinically appropriate products available. Additionally, as a result of reform of the U.S. healthcare system, changes in reimbursement policies or healthcare cost containment initiatives may limit or restrict coverage and reimbursement for procedures using our products and cause our revenue to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for surgical procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline. The marketability of our products may suffer if government and commercial third-party payors fail to provide adequate coverage and reimbursement. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

If we fail to comply with healthcare and other governmental regulations, we could face substantial fines and penalties and our business, results of operations and financial condition could be adversely affected.

We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws regarding payments and other transfers of value made to physicians and other healthcare professionals that could subject us to substantial penalties. Additionally, any challenge to, or investigation into, our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

The products we offer are highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Our arrangements with physicians, hospitals and medical centers will expose us to broadly applicable fraud and abuse laws and other laws and regulations that may restrict the financial arrangements and relationships through which we market, sell, and distribute our products. Our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. Federal and state healthcare laws and regulations that may affect our ability to conduct business, include, without limitation:

•	federal and state laws and regulations regarding billing and claims payment applicable to endometrial ablation and tissue resection and regulatory agencies enforcing those laws and regulations;

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FDA, Department of Justice, and other government authority prohibitions against the advertisement, promotion, and labeling of our products for off-label uses, or uses outside the specific indications approved by the FDA;

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the federal Anti-Kickback Statute, which broadly prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government. These laws have been interpreted to apply to arrangements between medical device manufacturers, on the one hand, and prescribers, purchasers, and other healthcare-related professionals on the other. They can apply to manufacturers who provide inaccurate information on coverage, coding, and reimbursement of their products to persons who bill third-party payors. In addition, medical device companies have been prosecuted or faced civil and criminal liability under these laws for a variety of alleged promotional and marketing activities, including violations of the federal Anti-Kickback Statute and engaging in off-label promotion that caused claims to be submitted for non-covered off-label uses. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;

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HIPAA, which among other things, also created criminal liability for knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making, or causing to be made, false statements relating to healthcare matters;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

•	the FCPA, the U.K. Bribery Act of 2010, and other local anti-corruption laws that apply to our international activities;

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the federal Physician Payment Sunshine Act (Open Payments), created under the ACA, and its implementing regulations, which requires applicable group purchasing organizations and manufacturers of covered drugs, medical devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to certain payments or other transfers of value made to covered recipients, including licensed physicians, certain other healthcare professionals, and teaching hospitals, including ownership and investment interests held by physicians and their immediate family members. Additionally, beginning with data reported to CMS in 2022, such reporting obligations with respect to payments or other transfers of value made in the previous year to covered recipients have been extended to include new provider types: physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives;

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require medical device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers, foreign and state laws, including the EU General Data Protection Regulation (GDPR), governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

The scope and enforcement of each of the laws applicable to our business and products are uncertain and subject to rapid change in the current environment of healthcare reform. The U.S. Department of Justice has increased its scrutiny of interactions between manufacturers and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. Responding to a government investigation is time and resource intensive, and may cause harm to our business and reputation even if we are able to successfully defend against it. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions or safe harbors, it is possible that some of our activities, such as stock-option compensation paid to physicians or our practice of loaning equipment to customers at no additional cost, could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments.

If we were to grow our business and expand our sales organization or rely on distributors outside of the United States, we would be at increased risk of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment for individuals, exclusion from participation in government programs, such as Medicare and Medicaid, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we fail to obtain and maintain necessary regulatory clearances, approvals, or certifications for our products, or if clearances, approvals or certifications for future products and indications are delayed or not issued, our commercial operations would be harmed.

Our endometrial ablation and tissue resection products are subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries outside of the United States. Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development, and manufacture;

•	laboratory, preclinical and clinical testing, labeling, packaging, storage, and distribution;

•	premarketing clearance, approval, or certification;

•	record keeping;

•	product marketing, promotion and advertising, sales, and distribution; and

•	post marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals.

Before a new medical device, or a new intended use for an existing product, can be marketed in the United States, a company must first submit and receive 510(k) clearance pursuant to Section 510(k) of the Food, Drug and Cosmetic Act (FDCA), approval of a PMA by the FDA, or grant of a de novo classification request from the FDA, unless an exemption applies.

In many cases, the process of obtaining PMA approval, which was required for Minerva ES and Genesys HTA, is much more rigorous, costly, lengthy, and uncertain than the 510(k) clearance process. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, in order to clear the proposed device for marketing. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based on extensive data, including technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices for which the 510(k) process cannot be used and that are deemed to pose the greatest risk, such as life sustaining, life supporting, or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions. Modifications to products that are approved through a PMA application generally need prior FDA approval of a PMA supplement. Similarly, some modifications made to products cleared through a 510(k) submission may require a new 510(k) clearance, or such modification may put the device into Class III and require PMA approval or the grant of a de novo classification request.

The PMA approval, 510(k) clearance, and de novo classification processes can be expensive, lengthy, and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a PMA generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. Any delay or failure to obtain necessary regulatory approvals, clearances or certifications would have a material adverse effect on our business, financial condition, and results of operations.

The FDA and foreign bodies can delay, limit, or deny clearance, approval, or certification of a device for many reasons, including:

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our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses or substantially equivalent to a predicate device;

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the disagreement of the FDA or the applicable foreign body with the design, conduct or implementation of our clinical trials or investigations or the analyses or interpretation of data from pre-clinical studies or clinical trials or investigations;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials or investigations;

•	the data from our pre-clinical studies and clinical trials or investigations may be insufficient to support clearance, de novo classification, approval, or certification, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

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an advisory committee, if convened by the applicable regulatory authority, may recommend against approval of our application or may recommend that the applicable regulatory authority require, as a condition of approval, additional preclinical studies, clinical trials or investigations, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the respective regulatory authority or notified body may still not approve or certify the product;

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the applicable regulatory authority or notified body may identify significant deficiencies in our manufacturing processes, facilities, or analytical methods or those of our third-party contract manufacturers;

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the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory submissions insufficient for clearance, de novo classification, approval, or certification; and

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the FDA or foreign regulatory authorities or bodies may audit our clinical trial or investigation data and conclude that the data is not sufficiently reliable to support approval, clearance, or certification.

Similarly, regulators may determine that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial or investigation site, or the utility of the clinical trial or investigation itself. Even if we are granted regulatory clearances, approvals, or certifications, they may include significant limitations on the indicated uses for the product, which may limit the market for the product.

Moreover, the FDA and other foreign counterparts strictly regulate the labeling, promotion, and advertising of our products, including comparative and superiority claims vis-a-vis competitors’ products.

As a condition of approving a PMA application or granting a de novo request, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

In addition, we are required to investigate all product complaints we receive, and timely file reports with the FDA, including MDRs that require that we report to regulatory authorities if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not submitted in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, including warning letters, untitled letters, fines, civil penalties, recalls, seizures, operating restrictions, denial of requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products, withdrawal of current 510(k) clearances or premarket approvals, and narrowing of approved or cleared product labeling, all of which could harm our business. In addition, the FDA may provide notice of and conduct additional inspections, such as “for cause” inspections, of our business, sites, and facilities as part of its review process. Similar requirements may apply in foreign countries.

If we initiate a correction or removal action for our products to reduce a significant risk to health posed by our products, we would be required to submit a publicly available correction and removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny from the FDA, other international regulatory agencies, and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports could be used by competitors against us and cause physicians to delay or cancel orders, which could harm our reputation.

The FDA and the Federal Trade Commission (FTC) also regulate the advertising, promotion, and labeling of our products to ensure that the claims we make are consistent with our regulatory authorizations, that there is adequate and reasonable scientific data to substantiate the claims, and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated, or not permissible, we may be subject to enforcement actions, including adverse publicity and/or warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA, state authorities, and foreign counterparts have broad investigation and enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state agencies, or foreign counterparts, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees, and civil penalties;

•	repair, replacement, refunds, recalls, termination of distribution, administrative detention, or seizure of our products;

•	operating restrictions, partial suspension, or total shutdown of production;

•	denial of our requests for marketing authorizations or certifications for new products, new intended uses, or modifications to existing products;

•	withdrawal of marketing authorizations or certifications that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition could be harmed. In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our products. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or certification that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, financial condition, and results of operations.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines, or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our currently marketed products have been cleared, classified, or approved by the FDA for specific indications. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA authorized indications for use, known as “off-label” uses. We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment, he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those that are cleared, approved, or certified by the FDA or any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine, or criminal penalties. It is also possible that other federal, state, or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil, and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA or another governmental authority, and if we fail to do so, we would be subject to sanctions that could negatively affect our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA and similar foreign regulators when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event, as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA and similar foreign regulators could take action, including, but not limited to, warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, approval or certification, seizure of our products or delay in clearance, approval, or certification of future products.

The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in certain circumstances, such as where the FDA or similar governmental authority finds that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, or design or labeling defects, or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Recalls of our products would divert managerial attention, be expensive, harm our reputation with customers, and harm our financial condition and results of operations. A recall announcement would also negatively affect our stock price.

To date, we have not conducted or initiated a formal recall for one of our products. If we initiate a correction or removal for our products to reduce a risk to health posed by them or to remedy a violation of law that may present a risk to health, we would be required to submit a report to the FDA and may be required to submit similar notifications to other regulatory authorities. This report could lead to increased scrutiny by the FDA, other international regulatory agencies, and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports, to the extent made publicly available in accordance with FDA or similar governmental authority regulations, could be used by competitors against us and cause physicians to delay or cancel product orders, which will harm our reputation.

If we assess a potential quality issue or complaint as not requiring either field action or regulatory notification, regulators may review documentation of that decision during a subsequent audit. If regulators disagree with our decision, or take issue with either our investigation process or the resulting documentation, regulatory agencies may impose sanctions and we may be subject to regulatory enforcement actions, including warning letters, all of which will negatively affect our business, financial condition, and results of operations.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. Similar requirements may apply in foreign countries.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA or similar governmental authorities. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA or similar governmental authorities. If the FDA or a similar governmental authority disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us, and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and will negatively affect our reputation, business, financial condition, and results of operations.

We may not receive, or may be delayed in receiving, the necessary clearances, approvals, or certifications for our future products or modifications to our current products, and failure to timely obtain necessary clearances, approvals, or certifications for our future products or modifications to our current products would adversely affect our ability to grow our business.

Material modifications to the intended use or technological characteristics of our products may require new 510(k) clearances, premarket approvals, CE Marks, or comparable foreign marketing authorization prior to implementing the modifications, or require us to recall or cease marketing the modified devices until these clearances, approvals or certifications are obtained. Furthermore, changes to our manufacturing facility or supplier of components used in our products require prior FDA approval of a PMA supplement, or with respect to a 510(k) cleared product, may require a new 510(k) clearance.

In the United States, our Resectr product is 510(k) cleared and components of our Symphion product were authorized through the 510(k) clearance or received de novo classification from the FDA. Any material modification to these systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification to a 510(k) cleared product requires a new clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or even approval of a PMA supplement. We may not be able to obtain additional 510(k) clearances or PMA approvals for new products or for modifications to, or additional indications for, our products in a timely fashion, or at all. Delays in obtaining required future clearances would harm our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to our products in the past that we believe do not require additional clearances or approvals, and we may make additional modifications that we believe do not require a new 510(k) clearance or PMA approval in the future. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. If the FDA or an EU Notified Body disagrees and requires new clearances, approvals, or certifications for any of these modifications, we may be required to recall and to stop selling or marketing our products as modified, which could harm our operating results and require us to redesign our products. In these circumstances, we may be subject to significant enforcement actions including significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA and foreign bodies can delay, limit, or deny clearance, approval, or certification of a device for many reasons, including:

•

our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses, or substantially equivalent to their predicate devices in the case of a device subject to the 510(k) pathway;

•

the disagreement of the FDA or the applicable foreign regulatory authority or notified body with the design or implementation of our clinical trials or investigations or the interpretation of data from pre-clinical studies or clinical trials or investigations;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials or investigations;

•	the data from our pre-clinical studies and clinical trials or investigations may be insufficient to support clearance, approval, or certification, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•

the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval or certification.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Even though we have obtained FDA clearance and approval for our current products in the United States, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we must submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance or approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state, and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state, or foreign regulatory authorities, which may include any of the following sanctions:

•	untitled letters or warning letters;

•	adverse publicity;

•	fines, injunctions, consent decrees, and civil penalties;

•	recalls, termination of distribution, administrative detention, or seizure of our products;

•	customer notifications or repair, replacement, or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•

delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations or certifications of new products, new intended uses, or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances or PMAs, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition, and results of operations.

In addition, the FDA and foreign counterparts may change their clearance or premarket approval or certification policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance, approval, or certification of our future products under development or impact our ability to modify our currently cleared or certified products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances, approvals, or certifications, increase the costs of compliance or restrict our ability to maintain our clearance, approval, or certification of our current products, any of which could have an adverse impact on our results of operations. For example, the FDA recently announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. For more information, see “Risk factors—Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances, approvals, or certifications for our products or to manufacture, market or distribute our products after clearance or approval is obtained.”

Our products must be manufactured in accordance with federal, state, and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations. If we, or our suppliers, fail to comply with the FDA’s QSR or similar foreign regulatory requirements, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes, and those of our third-party component suppliers, are required to comply with the FDA’s QSR and similar foreign requirements. These rules cover procedures and documentation of the design, testing, production, process, controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing, and shipping of our products. We are also subject to similar state requirements and licenses, and to ongoing ISO 13485 compliance in our operations, including design, manufacturing, and service.

In addition, we must engage in extensive recordkeeping and reporting and must make available our records and facilities, and the facilities certain of our contract manufacturers, for periodic unannounced or planned inspections or audits by governmental agencies or bodies, including the FDA, state authorities, and comparable agencies in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take timely and adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions, and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our third-party manufacturers and key component suppliers may not currently be, or may not continue to be, in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

We are registered with the FDA as a medical device specifications developer and manufacturer. The FDA has broad post-market and regulatory enforcement powers. We and our third-party manufacturers and suppliers, including subcontractors, are subject to unannounced or planned inspections or audits by the FDA and the Food and Drug Branch of the California Department of Public Health (CDPH) and foreign bodies to determine our compliance with the QSR and other regulations at both our design and manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers. These inspections may be initiated as a result of concerns regarding the safety of our products or the components thereof.

Furthermore, we are required to verify that our suppliers maintain facilities, procedures, and operations that comply with our quality standards and applicable regulatory requirements. We can provide no assurance that we or our third-party manufacturers or suppliers will continue to remain in material compliance with the QSR or similar foreign requirements. If the FDA, CDPH, or other foreign body inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming, and a distraction for management, and if we experience a delay at our manufacturing facility, we may be unable to produce our products, which would harm our business.

In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or certifications; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products and similar decisions from a notified body; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers, or our employees. Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and experience reduced sales and increased costs.

Our employees, consultants, and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, and other commercial partners and business associates may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other regulators (both domestic and foreign), including those laws requiring the reporting of true, complete, and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws, and regulations in the United States and internationally or laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing, and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. It is not always possible to identify and deter misconduct by our employees, consultants, and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect our business, financial condition and results of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations.

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

Our research and development and manufacturing operations involve the use of some hazardous substances and are subject to a variety of federal, state, local, and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment, and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs, and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

Risks related to this offering

An active trading market for our common stock may not be sustained.

Prior to this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other products, technologies, or businesses using our shares as consideration. We have applied to list our common stock on the Nasdaq Stock Market. Even if listed, there can be no guarantee that we will continue to satisfy the continued listing standards of the Nasdaq Stock Market. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our common stock.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary substantially from the market price of our common stock following this offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. This price may not reflect the public trading price of our common stock following this offering, which will be affected by a number of factors, including:

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts, or our failure to achieve analysts’ estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	periodic fluctuations in our revenue, which could be due in part to the way in which we recognize revenue;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	changes in reimbursement by current or potential payor;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular;

•	actual or anticipated changes in regulatory oversight of our products;

•	the loss of key personnel, including changes in our board of directors and management;

•	product recalls or other problems associated with our products;

•	legislation or regulation of our market;

•	lawsuits threatened or filed against us, including litigation by current or former employees alleging wrongful termination, sexual harassment, whistleblower, or other claims;

•	the announcement of new products, product enhancements, or new product trials by us or our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	announcements related to patents issued to us or our competitors and related litigation, including with Hologic, Inc.; and

•	developments in our industry.

In recent years, the stock markets generally, and the market for life sciences technology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, financial condition, and reputation. These factors may materially and adversely affect the market price of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects for future earnings, and other factors our board of directors may deem relevant. In addition, our loan agreement with Ares Capital Corporation limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates and you then sell our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lapse of lock-up and other legal restrictions on resale, the trading price of our common stock could decline. Each of our directors and officers and substantially all of our other stockholders and option holders have entered into a lock-up agreement with the underwriters that restricts their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. The underwriters, however, may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

After this offering, the holders of an aggregate of                shares of our outstanding common stock as of June 30, 2021, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Registration of these shares under the Securities Act of 1933, as amended (the Securities Act) would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of June 30, 2021, our directors, officers, and each stockholder holding 5% or more of our outstanding common stock and their affiliates beneficially owned approximately                 % of our outstanding common

stock in the aggregate. We expect that immediately following completion of this offering, our directors, officers, and each stockholder holding 5% or more of our outstanding common stock and their affiliates will beneficially own approximately                 % of the outstanding shares of our common stock in the aggregate, based on the number of shares outstanding as of June 30, 2021 and assuming                . As a result, these stockholders, if they act together, will be able to exert significant influence over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Actions taken by these stockholders may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to us will make our common stock less attractive to investors.

We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC. We cannot predict if investors will find our common stock less attractive to the extent we rely on available exemptions. If some investors do find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile or may decline.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of our initial public offering, (2) the last day of the fiscal year in which we have total annual revenue of more than $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock that is held by non-affiliates exceeds $250 million as of the prior June 30th or (2) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30.

We will have broad discretion in the use of net proceeds from this offering.

The principal purpose of this offering is to provide additional capital to us. We intend to use the net proceeds from this offering to expand our sales force and operations, increase our research and development activities, and provide for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering for the acquisition of, or strategic investment in, technologies, solutions, or businesses that complement our business, or to pay down our debt, although we have no present commitments or agreements to enter into any such acquisition or investment. Within these categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.

Our amended and restated certificate of incorporation and bylaws contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors;

•	advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders’ notice;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer;

•	allowing stockholders to remove directors only for cause;

•	a requirement that the authorized number of directors may be changed only by resolution of the board of directors;

•

allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;

•	a requirement that our stockholders may only take action at annual or special meetings of our stockholders and not by written consent;

•	limiting the forum to Delaware for certain litigation against us; and

•

limiting the persons that can call special meetings of our stockholders to our board of directors, the chairperson of our board of directors, the chief executive officer, or the president, in the absence of a chief executive officer.

These provisions might discourage, delay, or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. See “Description of Capital Stock.”

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, officers, or other employees to us or our stockholders, (c) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, (d) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (e) any action or proceeding asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or, if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, in all cases subject to the court having jurisdiction over the claims at issue and the indispensable parties; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the Exchange Act).

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing, or increase the cost of bringing a claim, which may discourage lawsuits with respect to claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We expect such expenses to further increase after we are no longer an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. As a result, our management and other personnel will have to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

We have identified a material weakness in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.

During the preparation of our financial statements for the years ended December 31, 2019 and 2020 included elsewhere in this registration statement, we identified a material weakness in internal control over financial reporting primarily related to a lack of timely, effective review over the financial statement close process.

During the periods under audit, we did not have a sufficient complement of qualified personnel within the accounting function and had a lack of segregation of duties to adequately conduct review and analysis of certain routine transactions.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. We have initiated the process to remediate the material weakness through hiring additional accounting personnel, formalizing documentation of policies and procedures, and implementing additional accounting processes and controls. Remediation costs consist primarily of additional personnel expenses and upgrading our accounting systems which we do not anticipate will have a material impact to our financial statements.

At the time the registration statement of which this prospectus forms a part is declared effective, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The measures we have taken to date, and actions we may take in the future, may not be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or to prevent or avoid potential future material weaknesses. We may not have identified all material weaknesses. Moreover, our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods, which could cause the price of our common stock to decline. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404), to furnish a report by management on the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report is required to be filed with the SEC, following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. If at such time as we are required to obtain auditor attestation, we have a material weakness, we would receive an adverse opinion regarding our internal control over financial reporting from our independent registered accounting firm.

We are beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During our evaluation of our internal control, if we are unable to remediate our existing material weaknesses, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be additional weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities.

Our actual operating results may differ significantly from any guidance that we provide.

From time to time, we may provide guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which would include forward-looking statements, would be based on projections prepared by our management. Neither our registered public accountants nor any other independent expert or outside party would compile or examine the projections. Accordingly, no such person would express any opinion or any other form of assurance with respect to the projections. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that we would release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third parties. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying any guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance would be only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operation could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and estimates and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. For example, in connection with the implementation of the new revenue accounting standard related to product sales, management makes judgments and assumptions based on our interpretation of the new standard. The new revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice, and guidance may evolve as we apply the new standard. If our assumptions underlying our estimates and judgments relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates, or judgments, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on our management’ beliefs and assumptions and on information currently available to our management. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business and regulatory strategy, research, and development plans and costs, timing, and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements, and our needs for additional financing;

•	our expectations regarding the rate and degree of physician, patient, and hospital awareness and acceptance of our treatments for AUB;

•	our ability to establish and maintain intellectual property protection for our products or avoid, defend, or pursue claims of infringement;

•	our ability to retain and expand our experienced commercial team and increase its productivity;

•	the integration of our newly acquired products into our existing sales and marketing organization;

•	the size and growth of the addressable market for the treatment of AUB;

•	competitive companies and technologies and our industry;

•	our ability to increase our manufacturing production and decrease our fixed manufacturing costs;

•	the performance of third-party manufacturers and suppliers;

•	our ability to research, develop and commercialize new products;

•	the impact of COVID-19 and its variants, including the Delta variant, on our business and on the market for the treatment of AUB;

•	the potential effects of government regulation;

•	our ability to hire and retain key personnel and to manage our future growth effectively;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common stock;

•	our expectations regarding the use of proceeds from this offering;

•	the impact of local, regional, and national and international economic conditions and events;

•	our expectations about market trends;

•	our anticipated use of our existing resources and the net proceeds from this offering; and

•	other risks and uncertainties, including those listed in the section titled “Risk factors.”

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate, and financial trends that we believe may affect our business, financial condition, results of operations, and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained herein to reflect events or circumstances after the date of this prospectus, whether as a result of any new information, future events, or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

Market, industry and other data

This prospectus contains estimates, projections, and other information concerning our industry, our business, and the markets for our products, including data regarding the estimated size of such markets. We obtained the industry, market, and similar dataset forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys, and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of information in any paragraph, you should assume that other information of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Any industry forecasts are based on data (including third-party data), models, and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. You are cautioned not to give undue weight to any such information, projections, and estimates. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to changes based on various factors, including those discussed in the section titled “Risk factors.”

Use of proceeds

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $                 million, or approximately $                 million if the underwriters exercise their option to purchase up to                  additional shares our common stock in full, based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the aggregate net proceeds to us from this offering by approximately $                 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $                 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may change the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock, and facilitate our future access to the public capital markets. We currently intend to use the net proceeds from this offering, together with our existing cash, to meet the $15 million deferred payment obligation and to pay up to $30 million in potential milestone payments to BSC, to expand our sales force and operations, support research and development, and for general corporate purposes, including litigation expenses and interest payments on our outstanding debt. We may also use a portion of the proceeds to expand our current business through strategic acquisitions or in-licenses of complimentary companies or technologies or pay principal payments when due on outstanding debt. Although we have no specific agreements, commitments, or understandings with respect to any in-licensing activity or acquisitions, we evaluate these opportunities and engage in related discussions with other companies from time-to-time.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents, and available borrowings as of the date of this prospectus, will be sufficient to fund our operating expenses and capital expenditures for at least the next 12 months.

Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

The amount and timing of our actual expenditures will depend on numerous factors, including the results of our research and development and commercialization efforts, cash flows from operations, the anticipated growth of our business, and any unforeseen cash needs. As a result, our management will have broad discretion over the use of the proceeds from this offering.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, including money market funds, certificates of deposit, or direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan agreement with Ares Capital Corporation limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions. Payment of future cash dividends, if any, will be at the discretion of our board of directors, after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law which provides that dividends are only payable out of surplus or current net profits.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of                 , 2021:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

the automatic conversion of all principal and interest owing on our outstanding convertible promissory notes into                 shares of redeemable convertible preferred stock immediately prior to the completion of this offering as if such conversion had occurred on                , 2021,

•

the automatic conversion of all of our outstanding shares of redeemable convertible preferred stock (including those issued upon conversion of the convertible promissory notes described above) into an aggregate of                shares of common stock immediately prior to the completion of this offering as if such conversion had occurred on                , 2021,

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis, to give effect to:

•	the pro forma adjustments set forth above; and

•

the sale and issuance of                shares of our common stock by us in this offering, based upon the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this information in conjunction with our financial statements, related notes and the sections titled “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” that are included elsewhere in this prospectus.

	As of June 30, 2021
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents	$11,617	$	$

Debt	30,123
Convertible Notes	70,227
Redeemable convertible preferred stock, par value $0.001 per share, 121,732,397 shares authorized, 74,957,960 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$123,255

Stockholders’ deficit:
Common stock, par value $0.001 per share, 144,406,928 shares authorized, 18,667,207 shares issued and outstanding, actual; shares authorized, _shares issued and outstanding, pro forma; and _shares authorized, shares issued and outstanding, pro forma as adjusted	18
Additional paid-in capital	11,802
Accumulated other comprehensive income	11
Accumulated deficit	(257,139)

Total stockholders’ (deficit) equity	(245,308)

Total capitalization	$(21,703)	$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of our common stock that will be outstanding after this offering is based on shares of our common stock outstanding as of     , 2021, and excludes the following:

•

            shares of common stock issuable upon the exercise of options granted under our 2008 Stock Plan, as amended (the 2008 Plan) outstanding as of     , 2021, with a weighted-average exercise price of $     per share;

•	shares of common stock issuable upon the exercise of options granted under our 2008 Stock Plan after , 2021, with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants to purchase shares as of , 2021; and

•	shares of common stock reserved for future issuance under our equity compensation plans, consisting of:

•

            shares of common stock to be reserved for future issuance under our 2021 Equity Incentive Plan (the 2021 Plan), which will become effective prior to the completion of this offering as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan;

•

            shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the ESPP), which will become effective in connection with this offering as well as any automatic increases in the number of shares of common stock reserved for future issuances under this plan; and

•	shares of common stock reserved for future issuance under our 2008 Plan, provided that we will cease granting awards under our 2008 Plan upon the effectiveness of our 2021 Plan above.

Our 2021 Plan and our ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2008 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive compensation—Employee benefit and stock plans.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of                 , 2021 was $                 million, or $                 per share. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of                 , 2021.

Our pro forma net tangible book value as of                 , 2021 was $                 million, or $                 per share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of the convertible promissory notes and of all outstanding shares of our redeemable convertible preferred stock into an aggregate of                 shares of common stock immediately prior to the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of                 , 2021, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of                  shares of our common stock immediately prior to the completion of this offering.

After giving further effect to our sale of                  shares of common stock in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on                  shares of common stock outstanding as of                 , 2021, our pro forma as adjusted net tangible book value as of                 , 2021 would have been approximately $                 million, or approximately $                 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $                 per share to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2021	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering	$

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value as of                 , 2021 after this offering by approximately $                 million, or approximately $                 per share, and would decrease (increase) dilution to investors in this offering by approximately $     per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares of common stock we are offering. An increase or decrease of 1.0 million in the number of shares of our common stock we are offering would increase or decrease, as applicable, our pro forma as adjusted net tangible book value as of                 , 2021 after this offering by approximately $                 million, or approximately $                 per share, and would decrease or increase, as applicable, dilution to investors in this offering by approximately $                 per share, assuming the assumed initial public offering price per share remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters fully exercise their option to purchase additional shares of common stock at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, pro forma as adjusted net tangible book value after this offering would increase to approximately $                 per share, and there would be an immediate dilution of approximately $                 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis, as of                 , 2021, the difference between the number of shares of common stock purchased from us (on an as-converted to common stock basis), the total consideration paid, and the weighted-average price per share paid, by existing stockholders and to be paid by new investors in this offering, assuming an initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(dollars in thousands)
Existing stockholders		%	$	%	$
New investors						$

Total		100%	$	100%

The table above assumes no exercise of the underwriters’ option to purchase                  additional shares of common stock in this offering. If the underwriters’ option to purchase additional shares of common stock is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to                 % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to                 % of the total number of shares outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $                 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us. Similarly, an increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors by $                 million, assuming no change in the assumed initial public offering price and after deducting the underwriting discounts and commissions payable by us.

The number of shares of our common stock that will be outstanding after this offering is based on                  shares of our common stock and                  shares of common stock outstanding as of                 , 2021, and excludes the following:

•

                 shares of common stock issuable upon the exercise of options granted under our 2008 Plan to purchase shares of our common stock outstanding as of                 , 2021, with a weighted-average exercise price of $                 per share;

•

                 shares of our common stock issuable upon the exercise of options granted under our 2008 Plan to purchase shares of our common stock granted after                 , 2021, with a weighted-average exercise price of $                 per share;

•	shares of common stock issuable upon the exercise of warrants to purchase shares as of , 2021; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•	shares of common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering; and

•	shares of common stock reserved for future issuance under our 2008 Plan, provided that we will cease granting awards under our 2008 Plan upon the effectiveness of our 2021 Plan above.

Our 2021 Plan and our ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2008 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive compensation—Employee benefit and stock plans.”

Selected financial data

The following selected statements of operations data for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021, and the balance sheet data as of December 31, 2019 and 2020 and June 30, 2021, have been derived from our financial statements included elsewhere in this prospectus. Our unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full year. You should read the following selected financial and other data below in conjunction with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years ended December 31,		Six months ended June 30,
(in thousands, except share and per share data)	2019	2020	2020	2021
			(unaudited)
Revenue	$26,012	$37,768	$11,939	$25,952
Cost of goods sold	14,207	18,648	7,559	10,387

Gross profit	11,805	19,120	4,380	15,565

Operating expenses(1)
Sales and marketing	22,125	22,974	9,483	14,964
General and administrative	8,382	8,212	4,084	14,128
Research and development	935	3,324	951	2,824

Total operating expenses	31,442	34,510	14,518	31,916

Loss from operations	(19,637)	(15,390)	(10,138)	(16,351)
Interest income	135	81	79	—
Interest expense (includes $11.4 million and $4.6 million to related parties in fiscal years 2019 and 2020, respectively and $1.9 million and $2.9 million to related parties in six month ended June 30, 2020 and 2021, respectively)	(17,579)	(12,140)	(5,421)	(7,052)
Change in fair value of derivative liabilities, net	(6,858)	8,340	10,060	(8,140)
Bargain purchase gain	—	643	643	—
Loss on extinguishment of long-term debt and convertible notes	(8,278)	—	—	—
Gain on extinguishment of PPP loan	—	—	—	3,036
Other income (expense), net	171	71	77	(540)

Net loss before income taxes	(52,046)	(18,395)	(4,700)	(29,047)
Income tax benefit	—	132	132	—

Net loss	$(52,046)	$(18,263)	$(4,568)	$(29,047)

Net loss margin	(200.1% )	(48.4% )	(38.3% )	(111.9% )
Net loss per share attributable to common stockholders, basic and diluted(2)	$(9.55)	$(3.13)	$(0.82)	$(2.56)

Weighted-average shares used in computing net loss per share, basic and diluted	5,448,480	5,836,950	5,563,163	11,341,548

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		(0.18)		(0.14)

Pro forma weighted-average shares outstanding, basic and diluted (unaudited)		112,078,200		123,335,023

(1)	Operating expenses include stock-based compensation as follows:

	Years ended December 31,		Six months ended June 30,
(in thousands)	2019	2020	2020	2021
			(unaudited)
Cost of goods sold	$70	$132	$70	$170
Sales and marketing	261	311	207	1,295
Research and development	4	10	6	119
General and administrative	252	405	266	3,025

Total	$587	$858	$549	$4,609

(2)	See Note 14 to our financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders.
(3)	See the section below titled “Unaudited pro forma net loss per share” for further information on the calculation of pro forma net loss per share and pro forma weighted-average number of shares outstanding.

Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2020 has been computed to give effect to (1) an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation for the assumed conversion of our redeemable convertible preferred stock into shares of common stock as of January 1, 2020 or the date of issuance, if later, (2) the assumed conversion of our outstanding convertible promissory notes into 34,164,471 shares of our Series D redeemable convertible preferred stock, and the subsequent conversion to common stock on a one-to-one basis upon the closing of this offering as of the beginning of the period or the date of issuance, if later, and (3) an adjustment to the numerator in the pro forma basic and diluted net loss per share calculation to (a) remove the effect of the interest expense as it relates to our outstanding convertible promissory notes, (b) remove gains or losses resulting from the remeasurement of the fair value of our outstanding convertible promissory notes’ derivative liability, and (c) remove the change in fair value of warrants to purchase shares of Series D redeemable preferred stock. The conversion of the redeemable convertible preferred stock and the Company’s outstanding convertible promissory notes assumes that either (i) the offering price per share of this offering is greater than $5.61 and the aggregate gross proceeds to us from the offering are greater than $50.0 million, or (ii) the receipt by the Company of a written request from the holders of at least 66 2/3% of the redeemable convertible preferred stock to convert all outstanding redeemable convertible preferred stock to common stock. Shares to be sold in this offering are excluded from the unaudited pro forma basic and diluted net income (loss) per share calculation.

The unaudited pro forma basic and diluted net loss per share for the six months ended June 30, 2021 has been computed to give effect to (1) an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation for the assumed conversion of our redeemable convertible preferred stock into shares of common stock as of January 1, 2020 or the date of issuance, if later, (2) the assumed conversion of our outstanding convertible promissory notes into 37,035,515 shares of our Series D redeemable convertible preferred stock, and the subsequent conversion to common stock on a one-to-one basis upon the closing of this offering as of the beginning of the period or the date of issuance, if later, and (3) an adjustment to the numerator in the pro forma basic and diluted net loss per share calculation to (a) remove the effect of the interest expense as it relates to our outstanding convertible promissory notes, (b) remove gains or losses resulting from the remeasurement of the fair value of our outstanding convertible promissory notes’ derivative liability, and (c) remove the change in fair value of warrants to purchase shares of Series D redeemable preferred stock. The conversion of the redeemable convertible preferred stock and the Company’s outstanding convertible promissory notes assumes that either (i) the offering price per share of this offering is greater than

$5.61 and the aggregate gross proceeds to us from the offering are greater than $50.0 million, or (ii) the receipt by the Company of a written request from the holders of at least 66 2/3% of the redeemable convertible preferred stock to convert all outstanding redeemable convertible preferred stock to common stock. Shares to be sold in this offering are excluded (1) from the unaudited pro forma basic and diluted net income (loss) per share calculation.

Pro forma net loss per share of common stock, basic and diluted, for the year ended December 31, 2020 and the six months ended June 30, 2021 is calculated as follows:

	Year ended December 31, 2020	Six months ended June 30, 2021

Numerator
Net loss attributable to common stockholders, basic and diluted	$(18,263)	$(29,047)
Adjust: Interest expense of convertible promissory notes	6,517	4,030
Adjust: Change in fair value of convertible promissory notes derivative liability	(8,495)	7,365
Adjust: Change in fair value of redeemable convertible preferred stock warrant liability	(33)	532

Pro forma net loss attributable to common stockholders, basic and diluted	(20,274)	(17,120)

Denominator
Weighted-average common shares outstanding, basic and diluted	5,836,950	11,341,548
Adjust: Conversion of redeemable convertible preferred stock	72,076,779	74,957,960
Adjust: Conversion of convertible promissory notes	34,164,471	37,035,515

Weighed-average shares used in computing pro forma net loss per share, basic and diluted	112,078,200	123,335,023

Pro forma net loss per share attributable to common stockholders, basis and diluted	$(0.18)	$(0.14)

	As of December 31,		As of June 30,
(in thousands)	2019	2020(1)	2021(2)(3)
			(unaudited)
Cash, cash equivalents	$27,085	$17,359	$11,617
Working capital(1)	28,591	12,154	(10,910)
Total assets	46,684	92,046	85,202
Convertible notes	51,569	66,196	70,227
Debt	24,324	31,091	30,123
Total liabilities	130,690	190,602	207,255
Redeemable convertible preferred stock	120,518	123,255	123,255
Accumulated deficit	(209,829)	(228,092)	(257,139)
Total stockholders’ deficit	(204,524)	(221,811)	(245,308)

(1)	We define working capital as current assets less current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Non-GAAP financial measures

In addition to our results and measures of performance determined in accordance with GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions. These non-GAAP financial measures include EBITDA and Adjusted EBITDA. The following table provides a reconciliation of these Non-GAAP metrics to net loss, which is the nearest GAAP number.

	Years ended December 31,		Six months ended June 30,
(in thousands, except percentage figures)	2019	2020	2020	2021
			(unaudited)
Net loss	$(52,046)	$(18,263)	$(4,568)	$(29,047)
Depreciation and amortization	1,675	7,076	1,861	5,334
Interest (income) expense	17,444	12,059	5,342	7,052
Income tax benefit	—	—	(132)	—

EBITDA	$(32,927)	$872	$2,503	$(16,661)
EBITDA margin	(126.6% )	2.31%	20.96%	(64.2% )
Net loss margin	(200.1% )	(48.4% )	(38.3% )	(111.9% )

Adjustments:
Bargain purchase gain	—	—	(643)	—
Loss on extinguishment of long-term debt and convertible notes	8,278	—	—	—
Gain on extinguishment of PPP loan	—	—	—	(3,036)
Stock-based compensation expense	587	858	549	4,609
Change in fair value of redeemable convertible preferred stock warrant liability	(187)	(33)	(33)	532
Change in fair value of contingent consideration liability	—	(175)	—	917
Change in fair value of derivative liabilities	6,858	(8,340)	(10,060)	8,140

Adjusted EBITDA	$(17,391)	$(6,818)	$(7,684)	$(5,499)

Adjusted EBITDA margin	(66.9% )	(18.1% )	(64.4% )	(21.2% )

For information about why we consider each metric a useful measure and a discussion of the material risks and limitations of such measure, please see “Prospectus summary—Summary financial data—Non-GAAP financial measures.”

Management’s discussion and analysis of financial condition and results of operations

You should carefully read, consider, and evaluate the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected financial data” and our audited financial statements and related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions, which are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in these forward-looking statements. Please also see the section of this prospectus titled “Special note regarding forward-looking statements.” Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus titled “Risk factors.”

Overview

We are a commercial-stage medical technology company focused on developing, manufacturing, and commercializing minimally invasive solutions to meet the distinct uterine healthcare needs of women. We have established a broad product line of commercially available, minimally invasive alternatives to hysterectomy, which are designed to address the most common causes of abnormal uterine bleeding (AUB) in most uterine anatomies. Our solutions can be used in a variety of medical treatment settings and aim to address the drawbacks associated with alternative treatment methods and to preserve the uterus by avoiding unnecessary hysterectomies.

We offer a broad suite of products for the treatment of structural and non-structural causes of AUB in most uterine anatomies. Our devices are utilized by obstetrician-gynecologists (OB/GYNs) across a variety of medical treatment settings, including hospitals, ambulatory surgical centers (ASCs), and physician offices.

Prior to May 2020, we sold only one product, the Minerva ES Endometrial Ablation System (Minerva ES) for women with AUB attributed to a non-structural cause. In May 2020, we acquired certain assets from Boston Scientific Corporation (BSC), including all rights to the Genesys HTA Endometrial Ablation System (Genesys HTA), Symphion Tissue Removal System (Symphion), and Resectr Tissue Resection (Resectr) product lines. The assets acquired included all future value associated with the developed products and rights of ownership for the products. We did not assume any liabilities associated with BSC’s product activities, except for an immaterial warranty liability for installed Genesys HTA controllers. In addition to a deferred payment of $15.0 million due upon the earlier of 15 days following the consummation of this offering or in October 2021, we expect to be liable for future variable milestone obligations to BSC, in the maximum amount of $30.0 million in total as described in our financial statements and notes based on future sales of the BSC products in 2021 and 2022 and a development based milestone with respect to certain Symphion controller improvements.

We utilize contract manufacturers for a significant portion of our products. This includes all of our controllers and significant subcomponents of our disposable devices. BSC manufactures the Genesys HTA and its ProCerva procedure set at its facility. In connection with the BSC product acquisition, we entered into a supply agreement with BSC relating to the Genesys HTA system and certain of its components. Pursuant to the supply agreement, BSC will supply us with systems and procedure sets until the earlier of April 2022 or such time as we have successfully transferred manufacturing to a third-party manufacturer. The Symphion and Resectr products were previously manufactured for BSC by various third-party manufacturers. We intend to rely on the same manufacturers to supply us with these products and we are in the process of assuming those relationships directly.

We market and sell our products through a direct sales force in the United States. Our target customer base includes approximately 19,000 OB/GYNs practicing in hospitals, ASCs, and physician offices. As of June 30, 2021, our commercial team consisted of approximately 80 field-based personnel that call on OB/GYNs in all major U.S. markets. Our sales and marketing programs focus on educating physicians regarding the use of our products and on providing materials to help them educate their patients about our procedures. We also provide online patient-oriented educational materials about AUB and our products and procedures, which patients may use to consider and then discuss treatment options with their physicians.

Since our inception, we have generated significant losses. To date, we have financed our operations primarily through private placements of equity securities, debt financing arrangements, and sales of our products. In May and November 2019, we raised a total of $21.0 million through the sale and issuance of convertible promissory notes. In May 2020, we raised $15.0 million through the sale and issuance of additional convertible promissory notes. In December 2019, we entered into a Credit Agreement (the Ares Agreement) with Ares Capital Corporation and Ares Direct Finance I LP (collectively, Ares) providing for an aggregate of up to $40.0 million in debt financing, including an initial term loan of $30.0 million (the Ares Loan). We used part of the proceeds from the Ares Loan to repay the principal, interest, and fees due under our previously existing term loan with Silicon Valley Bank (SVB).

We generated revenue of $37.8 million, with a gross margin of 50.6% and a net loss of $18.3 million, for the year ended December 31, 2020, compared to revenue of $26.0 million, with a gross margin of 45.4% and a net loss of $52.0 million, for the year ended December 31, 2019. For the six months ended June 30, 2021, we generated revenue of $26.0 million, with a gross margin of 60.0% and a net loss of $29.0 million compared to revenue of $11.9 million, with a gross margin of 36.7% and a net loss of $4.6 million for the six months ended June 30, 2020. As of June 30, 2021, we had an accumulated deficit of $257.1 million, cash and cash equivalents of $11.6 million, $32.9 million outstanding under the Ares Agreement before debt discount and issuance cost, and $77.3 million of convertible notes, including interest and before debt discount and issuance costs.

The table below sets forth our historical yearly revenue for the reported periods (in thousands).

	Year ended December 31,
	2016	2017	2018	2019	2020
Revenue	$10,270	$15,323	$22,395	$26,012	$37,768

The table below sets forth our historical unaudited quarterly revenue for the reported periods (in thousands).

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Revenue	$5,404	$6,340	$6,284	$7,984	$5,639	$6,300	$12,279	$13,550	$11,838	$14,114

Factors affecting our performance

We believe there are several important factors that have impacted and that we expect will continue to impact our business and results of operations. These factors include:

Our ability to retain and expand our experienced commercial team and increase its productivity

We have made significant investments in, and will continue to invest in, recruiting, training, and retaining our experienced and specialized direct sales team. Significant education and training are required for our team to achieve the level of technical competency with our products that is expected by clinicians and to gain experience building demand for our products. Upon completion of initial training, our personnel typically require time in the field to grow their network of accounts, build relationships with clinicians and increase their productivity to the levels we expect. We believe successfully training, developing, and retaining additional sales personnel be required to achieve growth. In addition, the loss of any productive sales personnel would have a negative impact on our ability to grow our business.

Physician, patient, and hospital awareness and acceptance of our solutions

In order to grow our business, we will need to continue making significant investments in educating providers, physicians, and patients on the advantages of our products for the treatment of AUB. Our goal is to establish our solutions as the standard of care for AUB. We intend to continue to promote awareness of our products through educating physicians, providers, key opinion leaders, and various medical societies on the proven clinical benefits of our products. In addition, we intend to continue to publish additional clinical data in various industry and scientific journals and to continue presenting at medical conferences. We plan to continue building patient awareness through our direct-to-patient marketing initiatives, which include advertising, social media, and online education. We also intend to continue helping physicians in their outreach to patients and other healthcare providers. These efforts require significant investment by our marketing and sales organization, and vary depending upon the physician’s practice specialization, and personal preferences and geographic location of physicians, surgery centers, and patients.

Integration of our newly acquired products into our existing sales and marketing organization

In May 2020, We entered into a Transition Services Agreement (TSA) with BSC under which we transitioned the operations and activities for sales and marketing, contractual arrangements with third party contract manufacturing relationships, customer service, regulatory and quality affairs, and accounting and finance operations over the subsequent six months to assume full responsibility for the aforementioned activities effective in November 2020. We will continue to transition manufacturing arrangements for internally-manufactured products to new third-party manufacturers over the next 12 months to transfer all FDA licenses to us. Our acquisition of BSC intrauterine health assets enabled us to offer a broad suite of products for the treatment of non-structural and structural causes of AUB in most uterine anatomies. We believe the following key indicators are contributing to the growth of our business:

•	new products acquired from BSC expanding our product portfolio;

•	expansion of Minerva ES into existing BSC accounts;

•	expansion of the Genesys HTA, Symphion, and Resectr into established Minerva ES accounts;

•	a significant increase in physician office accounts with the BSC product acquisition;

•	signing agreements with group purchasing organizations (GPOs) and large independent delivery networks (IDNs); and

•	hospitals and ASCs reopening to accept patients for elective procedures following the COVID-19 pandemic.

Competition

Our industry is highly competitive and subject to rapid change from the introduction of new products and technologies and the sales and marketing activities of industry participants. Our goal is to establish our solution as the standard of care for AUB. Some of our competitors have competitive advantages, including longer operating histories, significantly greater resources and name recognition, and established relationships with physicians and hospitals that treat patients with AUB. In addition to competing for market share, we also compete against these companies for personnel, including qualified sales and other personnel that are necessary to grow our business. Certain of our competitors may challenge our intellectual property, may develop additional competing or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time.

Leveraging our manufacturing capacity to further improve our gross margin

With our current operating model and infrastructure, we believe that we have the capacity to significantly increase our manufacturing production. As we grow our revenue and sell more units, our fixed manufacturing costs will be spread over more units, which we believe will reduce our manufacturing costs on a per-unit basis and in turn improve our gross margin. In addition, we intend to continue investing in manufacturing efficiencies in order to reduce our overall manufacturing costs. However, other factors will continue to impact our gross margin such as the cost of materials, components and subassemblies, pricing, customer discounts, incentives, support services, geographic sales mix, and potential seasonality.

Investing in research and development to expand our addressable market

We have historically invested and expect to continue to invest in research and development. We intend to continue investing in existing and innovative technologies to further improve our products and clinical outcomes, enhance the patient and provider experience, and broaden the patient population that can be treated with our products. In addition, we are continuing to invest in product enhancements and new features and engineering improvements to our products.

While research and development activities are time-consuming and costly, we believe that a pipeline of product enhancements and new products that improve efficacy, safety, and ease of use is important for supporting increased adoption of our products. In the future, we may seek to acquire or invest in additional businesses, products, or technologies that we believe could complement or enhance our products, enhance our technical capabilities, or otherwise offer growth opportunities, although we currently have no agreements or understandings with respect to any such acquisitions or investments.

Seasonality

We have experienced, and expect to continue to experience, revenue seasonality at the end of the year primarily due to the annual cycle around patient medical deductibles and co-payments. We have seen higher procedure volume in the fourth calendar quarter for the past several years as our procedures have an elective element to them, and while the procedures in which our products are used are considered elective by many insurance companies, the procedures are fully-reimbursed by virtually all private and government insurance payors.

Recent developments

Impact of the COVID-19 pandemic

Since December 2019, a novel strain of coronavirus (COVID-19) has spread across the world and has been declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have been significant and governments around the world, including in the United States, implemented severe travel restrictions, social distancing requirements, quarantines, stay-at-home orders, and other significant restrictions. As a result, the COVID-19 pandemic has presented a substantial public health and economic challenge, is affecting hospitals, physicians, patients, communities, and business operations, and contributing to significant volatility and negative pressure on the U.S. and world economies and financial markets.

The COVID-19 pandemic has negatively impacted our business, financial condition, and results of operations by decreasing access to hospitals and ASCs and delaying procedures performed using our products. We expect the pandemic will continue to negatively impact our business, financial condition, and results of operations until the virus is under better control and vaccines are in broad use. Beginning in March 2020, our net sales were negatively impacted by the COVID-19 pandemic as hospitals delayed or canceled elective procedures, and patients expressed reticence or fear from potential exposure in hospital and ASC settings. Many state and local governments in the U.S. issued orders that temporarily precluded elective procedures in order to conserve scarce health system resources in view of the pandemic and to protect patient health. The decrease in hospital procedure rates and temporary elimination of elective surgeries reduced the demand for elective procedures, including endometrial ablation and tissue resection procedures.

In response to the COVID-19 pandemic, we have implemented a variety of measures intended to help us manage its impact while maintaining business continuity to support our customers and patients. These measures include:

•	establishing safety protocols, facility enhancements, and work-from-home strategies to protect our employees;

•	ensuring that our manufacturing and supply chain operations remain intact and operational;

•	keeping our workforce intact and continuing to build our team, including expansion of our U.S. sales force;

•	continuing to focus on new account openings and developing new methods of supporting physicians remotely in their offices for the use of our products;

•	continuing our physician education programs and direct-to-patient marketing efforts through social media and other virtual forums; and

•	acquiring new products, such as those from BSC, to provide healthcare practitioners with a complete and trusted product portfolio for treating AUB.

While our hospital customers began to gradually perform elective procedures using our products again during the second half of 2020, the growth of our business has slowed during the COVID-19 pandemic and we cannot give any assurance that the growth of our business will stabilize, or that additional waves of COVID-19 will not shut down regional or national health providers again as we saw in the second quarter of 2020. We experienced a second wave of slower than expected revenue growth in the six months ended June 30, 2021 when certain state governments reinstated hospital and ASC closures for elective procedures in response to a second wave of COVID infection rates.

Despite the encouraging signs of recovery of our business, the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets, which may adversely affect our operations. As a result, we cannot predict the extent to which COVID-19 will affect our business, future results of operations, and financial condition at this time.

The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and spread of COVID-19 and the actions to contain the spread of COVID-19 or treat its impact, among others.

Our financial statements reflect judgments and estimates that could change in the future as a result of the COVID-19 pandemic.

Components of our results of operations

Revenue

We currently derive substantially all our revenue from the sale of our products to hospitals, ASCs, and physician offices in the United States. We market and sell our products through a direct sales force. Nearly 99% of our revenue is point-in-time recognition for single-use (disposable) products and capital equipment. Sale of extended warranties on capital equipment represents less than 1% of revenue. Further, more than 95% of our total revenue is derived from the sale of single-use (disposable) products and therefore revenue from the sale of capital equipment, associated warranties and miscellaneous revenue is not disaggregated in our financial statements.

Cost of goods sold

Cost of goods sold consists primarily of costs related to materials, components and subassemblies, payroll, and personnel-related expenses for our manufacturing and quality assurance employees, including expenses related to stock-based compensation, manufacturing overhead, charges for excess, obsolete and non-sellable inventories, and royalties. Overhead costs include the cost of quality assurance, testing, material procurement, inventory control, operations supervision, and management personnel, an allocation of facilities and information technology expenses, including rent and utilities, and equipment depreciation. We record adjustments to our inventory valuation for estimated excess, obsolete, and non-sellable inventories based on assumptions about future demand, past usage, changes to manufacturing processes, and overall market conditions. We expect cost of goods sold to increase in absolute dollars as more of our products are sold.

Gross margin

We calculate gross margin as gross profit divided by revenue. Our gross margin has been, and will continue to be, affected by a variety of factors, including production volumes, the cost of direct materials, product mix, manufacturing costs, product yields, headcount, and cost-reduction strategies. We expect our gross margin percentage to increase over the long term to the extent we are successful in increasing our sales volume and are therefore able to leverage our fixed costs. However, we expect our gross margin to fluctuate from period to period based upon the factors described above and seasonality.

Operating expenses

Our operating expenses have consisted of sales and marketing costs, general and administrative costs, and research and development costs. We expect to continue to invest in these activities.

Sales and marketing

We have made significant investments in building our commercial field organization and intend to make significant investments in sales and marketing activities in the future. Sales and marketing expense consist primarily of payroll and personnel-related costs for our sales and marketing personnel, including sales variable compensation, stock-based compensation expense, travel expenses, consulting, direct marketing, customer education, trade shows, and promotional expenses. Beginning in May 2020, we are also expensing the amortization of the value of customer relationships acquired from BSC with Genesys HTA, Symphion, and Resectr.

We anticipate that our sales and marketing expenses will increase as we strategically invest to expand our business. We expect to hire additional sales personnel and related account management and sales support personnel to capture an increasing amount of our market opportunity. We also expect to continue our brand awareness and targeted marketing campaigns. As we scale our sales and marketing activities, we expect these expenses to increase.

General and administrative expenses

General and administrative expenses consist primarily of payroll and personnel-related expenses, including salaries, employee benefit costs and stock-based compensation expense, professional fees for legal, patent, consulting, accounting and tax services, allocated overhead, including rent, equipment, depreciation, information technology costs and utilities, and other general operating expenses not otherwise classified as research and development expenses. We also recognize the change in value of the contingent consideration liability due to BSC for the potential future milestone payments in general and administrative expenses.

We anticipate that our general and administrative expenses will increase following this offering, as a result of increased personnel costs, including salaries, benefits and stock-based compensation expense, expanded infrastructure and higher consulting, legal, and accounting services associated with maintaining compliance with stock exchange listing, and requirements of the SEC, investor relations costs, and director and officer insurance premiums associated with being a public company.

Research and development expenses

Research and development expenses have included clinical studies to demonstrate the safety and efficacy of our products, as well as obtain and retain FDA approval. Current research and development expenses consist primarily of costs incurred for the development of our products. These costs consist of engineering and research programs associated with our products under development and improvements to our existing products. These costs include prototype materials, laboratory supplies, regulatory expenses, and an allocation of facility overhead costs. Research and development expenses also include payroll and personnel-related costs and stock-based compensation expense for our research and development employees and consultants and acquisition of technology with no alternative future uses. We also recognize the amortization cost of intangible assets acquired from BSC for developed technology and patents and trademarks in research and development expenses beginning in May 2020. We expense research and development costs as incurred. We intend to continue making significant investments in research and development, clinical studies, and regulatory affairs to support future regulatory submissions for retaining and expanding indications of our products, support continuous improvements to our products, and develop future products that address abnormal uterine bleeding in a minimally invasive manner.

Interest expense and income

Interest expense consists primarily of interest expense related to our term loan facilities and convertible notes, including amortization of debt discount and issuance costs. Interest income is predominately derived from investing surplus cash in money market funds.

Other income and expenses

Other income and expenses primarily consist of changes in the fair value of derivative liabilities and redeemable convertible preferred stock warrant liability, gain/loss in loan extinguishment of debt, and bargain purchase gain. Upon exercise or expiration of the warrants, the final fair value of the warrant liability will be reclassified to stockholders’ (equity)/deficit and we will no longer record any related periodic fair value adjustment. We will continue to adjust the derivative liabilities for changes in fair value at each balance sheet date until the convertible notes are converted or repaid, with any changes in fair value recognized in the statements of operations.

Results of operations

Comparison of the six months ended June 30, 2020 and 2021

The following table summarizes our unaudited results of operations for the periods indicated:

	Six months ended June 30,
	2020	2021	Change	% Change
Revenue	$11,939	$25,952	$14,013	117.4%
Cost of goods sold	7,559	10,387	2,828	37.4%

Gross profit	4,380	15,565	11,185	255.4%

Operating expenses
Sales and marketing	9,483	14,964	5,481	57.8%
General and administrative	4,084	14,128	10,044	245.9%
Research and development	951	2,824	1,873	197.0%

Total operating expenses	14,518	31,916	17,398	119.8%

Loss from operations	(10,138)	(16,351)	(6,213)	61.3%
Interest income	79	—	(79)	(100.0%	)
Interest expense	(5,421)	(7,052)	(1,631)	30.1%
Change in fair value of derivative liabilities	10,060	(8,140)	(18,200)	(180.9%	)
Bargain purchase gain	643	—	(643)	(100.0%	)
Gain on extinguishment of PPP loan	—	3,036	3,036	100.0%
Other income (expense), net	77	(540)	(617)	(801.3%	)

Net loss before income taxes	(4,700)	(29,047)	(24,347)	518.0%
Income tax benefit	132	—	(132)	(100.0%	)

Net loss	$(4,568)	$(29,047)	$(24,479)	535.9%

Net loss margin	(38.2% )	(111.9% )

Revenue

Revenue increased by $14.0 million, or 117.4%, to $26.0 million during the six months ended June 30, 2021, compared to $11.9 million during the six months ended June 30, 2020. The increase was primarily due to the acquisition of BSC’s intrauterine health assets in May 2020. The revenue for the acquired products contributed $13.8 million or 52.9% of the revenue for the six months ended June 30, 2021, compared to $3.1 million, or 25.7%, of revenue for the six months ended June 30, 2020. For the six months ended June 30, 2020 and 2021, sales of Minerva ES contributed 74.3% and 47.1% of revenue, respectively; sales of the Genesys HTA contributed 16.6% and 32.4% of revenue, respectively; sales of Symphion contributed 8.3% and 19.4% of revenue, respectively; and sales of other products and warranties contributed 0.8% and 1.1% of revenue, respectively. Revenue was negatively impacted in the six months ended June 30, 2020 because elective procedures were restricted at ASCs across the country as a result of the COVID-19 pandemic. These restrictions were lifted in most ASCs across the country towards the second half of the year in 2020. Revenue growth was slower than expected in the six months ended June 30, 2021 when certain state governments responded to a second wave of COVID infection rates and reinstated hospital and ASC closures for elective procedures.

Cost of goods sold

Cost of goods sold increased by $2.8 million, or 37.4%, to $10.4 million during the six months ended June 30, 2021, compared to $7.6 million during the six months ended June 30, 2020. The increase was primarily due to growth in the sales volume of our newly acquired Genesys HTA and Symphion products.

Gross margin

Our gross margin increased from 36.7% for the six months ended June 30, 2020 to 60.0% for the six months ended June 30, 2021. The increase in gross margin was primarily due to the sales volume of our newly acquired Genesys HTA and Symphion products and resulting sales mix of our product portfolio. The increase in gross margin is offset by the stock-based compensation charge of $0.1 million in the six months ended June 30, 2021.

Sales and marketing expenses

Sales and marketing expenses increased by $5.5 million, or 57.8%, to $15.0 million during the six months ended June 30, 2021, compared to $9.5 million during the six months ended June 30, 2020. The increase was primarily due to a $1.7 million increase in intangible amortization expense recorded for customer relationships as a result of the acquisition of BSC’s intrauterine health assets in May 2020, a $1.7 million increase in compensation and personnel related expenses due to growth in salesforce, a $1.2 million increase in commission expenses due to an increase in sales volume, a $0.4 million increase in case coverage and travel and entertainment expenses due to increase of in-person sales activities, a $0.2 million increase in recruiting expenses due to increased efforts in expanding the salesforce, a $0.2 million increase in consulting and other services and a $0.1 million increase in use tax expenses related to field assets.

General and administrative expenses

General and administrative expenses increased by $10.0 million, or 245.9%, to $14.1 million during the six months ended June 30, 2021, compared to $4.1 million during the six months ended June 30, 2020. The increase was primarily due to a $4.0 million increase in compensation and personnel related expenses due to increases in headcount and stock-based compensation expenses, a $3.0 million increase in legal expenses in connection with our patent infringement lawsuit with Hologic, a $1.3 million increase in consulting, accounting, tax, and other services, a $0.9 million increase in expenses due to the change in value of the contingent consideration liability due to BSC for the milestones, a $0.3 million increase in business insurance, property taxes, and merchant fees, a $0.2 million increase in bad debt expense, a $0.2 million increase in facilities expenses, and slightly less than $0.1 million increase in non-employee related stock based compensation.

Research and development expenses

Research and development expenses increased by $1.9 million, or 197.0%, to $2.8 million during the six months ended June 30, 2021, compared to $1.0 million during the six months ended June 30, 2020. The increase was primarily due to a $1.4 million increase in intangible amortization expense recorded for trademarks and developed technology as a result of the acquisition of BSC’s intrauterine health assets in May 2020, a $0.3 million in product development expenses for Genesys HTA and Symphion products and a $0.2 million increase in compensation and personnel related expenses due to an increase in headcount, and stock-based compensation expenses.

Interest expense and income

Interest expense increased by $1.6 million, or 30.1%, to $7.1 million during the six months ended June 30, 2021, compared to $5.4 million during the six months ended June 30, 2020, primarily due to higher average outstanding balances of our convertible notes and term loans during the six months ended June 30, 2021, compared to the six months ended June 30, 2020. Interest income decreased by $0.1 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, which was primarily due to a decrease of average balances of our money market funds during the six months ended June 30, 2021, compared to the six months ended June 30, 2020.

Other income and expenses

	Six months ended June 30,
(in thousands, except percentage figures)	2020	2021	Change	% Change
Change in fair value of derivative liabilities	$10,060	$(8,140)	$(18,200)	(180.9%	)
Change in fair value of redeemable convertible preferred stock warrant liability	33	(532)	(565)	(1712.1%	)
Bargain purchase gain	643	—	(643)	(100.0%	)
Gain on extinguishment of PPP loan	—	3,036	3,036	100.0%
Other income (expense), net	44	(8)	(52)	118.2%

Total	$10,780	$(5,644)	$(16,424)	(152.4%	)

Changes in fair value of derivative liabilities increased by $18.2 million, or 180.9%, to $8.1 million other expense during the six months ended June 30, 2021, compared to $10.1 million other income during the six months ended June 30, 2020, primarily due to management’s view on the key assumptions that changed the probabilities of a qualified financing, change of control, non-qualified financing, and all other events that do not trigger put rights resulting in a loss on the change in fair value of $18.2 million. Other expense increased by $0.6 million to $0.5 million during the six months ended June 30, 2021, compared to less than $0.1 million during the six months ended June 30, 2020, primarily due to changes in the fair value of our redeemable convertible preferred stock warrant liability that increased other expenses by $0.5 million. The bargain purchase gain of $0.6 million was recorded in the six months ended June 30, 2021 as a result of the acquisition of BSC’s intrauterine health assets in May 2020. The PPP loan principal and interest amount was forgiven in June 2021, which contributed $3.0 million gain on extinguishment of the PPP loan that we recorded in the six months ended June 30, 2021.

Comparison of the years ended December 31, 2019 and 2020

The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
(in thousands, except percentage figures)	2019	2020	Change	% Change
Revenue	$26,012	$37,768	$11,756	45.2%
Cost of goods sold	14,207	18,648	4,441	31.3%

Gross profit	11,805	19,120	7,315	62.0%

Operating expenses
Sales and marketing	22,125	22,974	849	3.8%
General and administrative	8,382	8,212	(170)	(2.0)%
Research and development	935	3,324	2,389	255.5%

Total operating expenses	31,442	34,510	3,068	9.8%

Loss from operations	(19,637)	(15,390)	4,247	(21.6%	)
Interest income	135	81	(54)	(40.0%	)
Interest expense	(17,579)	(12,140)	5,439	(30.9%	)
Change in fair value of derivative liabilities	(6,858)	8,340	15,198	(221.6%	)
Bargain purchase gain	—	643	643	100.0%
Loss on extinguishment of long-term debt and convertible notes	(8,278)	—	8,278	(100.0%	)
Other income (expense), net	171	71	(100)	(58.5%	)

Net loss before income taxes	(52,046)	(18,395)	33,651	(64.7%	)
Income tax benefit	—	132	132	(100.0%	)

Net loss	$(52,046)	$(18,263)	$33,783	(64.9%	)
Net loss margin	(200.1% )	(48.4% )

Revenue

Revenue increased by $11.8 million, or 45.2%, to $37.8 million during the year ended December 31, 2020, compared to $26.0 million during the year ended December 31, 2019. The increase was primarily due to the acquisition of BSC’s intrauterine health assets in May 2020. The revenue for the acquired products contributed $16.9 million, or 44.7%, of the total revenue for the year ended December 31, 2020. For the year ended December 31, 2020, sales of the Minerva ES, Genesys HTA, Symphion, and other products and warranty sales represented 55.4%, 28.5%, 15.3% and 0.9% of revenue, respectively. The increase in revenue was offset by a decrease of $5.0 million, or 19.4%, in sales of the Minerva ES during the year ended December 31, 2020 as a result of the COVID-19 pandemic.

Cost of goods sold

Cost of goods sold increased by $4.4 million, or 31.3%, to $18.6 million during the year ended December 31, 2020, compared to $14.2 million during the year ended December 31, 2019. The increase was primarily due to growth in the sales volume of our newly acquired Genesys HTA and Symphion products.

Gross margin

Our gross margin increased from 45.4% for the year ended December 31, 2019 to 50.6% for the year ended December 31, 2020. The increase in gross margin was primarily due to the sales volume of our newly acquired Genesys HTA and Symphion products and resulting sales mix of our product portfolio.

Sales and marketing expenses

Sales and marketing expenses increased by $0.8 million, or 3.8%, to $23.0 million during the year ended December 31, 2020, compared to $22.1 million during the year ended December 31, 2019. The increase was primarily due to a $2.8 million increase in intangible amortization expense recorded for customer relationships as a result of the acquisition of BSC’s intrauterine health assets in May 2020 and a $0.3 million increase in compensation- and personnel-related expenses related to the increase in salesforce. These increases were partially offset by decreases of $1.1 million in travel and entertainment expenses, $0.6 million in expenses in connection with marketing, advertising, and promotional event programs as a result of the COVID-19 pandemic, and $0.6 in commission expense due to a lower commission payout rate.

General and administrative expenses

General and administrative expenses decreased by $0.2 million, or 2.0%, to $8.2 million during the year ended December 31, 2020, compared to $8.4 million during the year ended December 31, 2019. The decrease was primarily due to the $1.2 million decrease in legal expenses in connection with our patent infringement lawsuit with Hologic and the change in value of contingent consideration liability due to BSC for the milestones resulting in a gain of $0.2 million. The decrease was offset by an increase of $0.4 million in consulting, accounting, tax, and other services, an increase of $0.4 million in compensation- and personnel-related expenses, an increase of $0.2 million in bad debt expense, and an increase of $0.2 million in rent expenses.

Research and development expenses

Research and development expenses increased by $2.4 million, or 255.5%, to $3.3 million during the year ended December 31, 2020, compared to $0.9 million during the year ended December 31, 2019. The increase was primarily due to a $2.3 million increase in intangible amortization expense recorded for trademarks and developed technology as a result of the acquisition of BSC’s intrauterine health assets in May 2020. In addition, we experienced a $0.1 million increase in expenses in connection with product development.

Interest expense and income

Interest expense decreased by $5.4 million, or 30.9%, to $12.1 million during the year ended December 31, 2020, compared to $17.6 million during the year ended December 31, 2019, primarily due to a decrease in our effective interest rate as a result of the amendment to the convertible promissory notes in December 2019. Interest income decreased by $0.1 million for the year ended December 31, 2020, compared to the year ended December 31, 2019, which was primarily due to a decrease of average balances of our money market funds during 2020 compared to 2019.

Other income and expenses

	Years ended December 31,
(in thousands, except percentage figures)	2019	2020	Change	% Change
Change in fair value of derivative liabilities	$(6,858)	$8,340	$15,198	(221.6%	)
Change in fair value of redeemable convertible preferred stock warrant liability	187	33	(154)	(82.4%	)
Bargain purchase gain	—	643	643	100%
Loss on extinguishment of long-term debt and convertible notes	(8,278)	—	8,278	(100%	)
Other income (expense), net	(16)	38	54	(337.5%	)

Total	$(14,965)	$9,054	$24,019	(160.5%	)

Changes in fair value of derivatives liabilities decreased by $15.2 million, or 221.6% to $8.3 million during the year ended December 31, 2020, compared to $6.9 million expense during the year ended December 31, 2019, primarily due to management’s view on the key assumptions that changed the probabilities of a qualified financing, change of control, non-qualified financing, and all other events that do not trigger put rights resulting in a gain on the change in fair value of $15.2 million. Bargain purchase gain increased by $0.6 million, or 100.0% to $0.6 million during the year ended December 31, 2020, compared to December 31, 2019. The increase was primarily due to the acquisition of BSC’s intrauterine health assets in May 2020. Loss on extinguishment of long-term debt and convertible notes decreased by $8.3 million, or 100.0% during the year ended December 31, 2020, compared to $8.3 million loss during the year ended 31 December, 2019, primarily due to the amendment of term loan and convertible notes in 2019 being accounted for as a debt extinguishment. Other income decreased by $0.1 million, or 58.5%, to $0.1 million during the year ended December 31, 2020, compared to $0.2 million during the year ended December 31, 2019, primarily due to the change in the fair value of redeemable convertible preferred stock warrant liability that decreased other income by $0.2 million.

Non-GAAP financial measures

In addition to our results and measures of performance determined in accordance with GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions. These non-GAAP financial measures include EBITDA and Adjusted EBITDA. The following table provides a reconciliation of these Non-GAAP metrics to net loss, which is the nearest GAAP number.

	Years ended December 31,		Six months ended June 30,
(in thousands, except percentage figures)	2019	2020	2020	2021
			(unaudited)
Net loss	$(52,046)	$(18,263)	$(4,568)	$(29,047)
Depreciation and amortization	1,675	7,076	1,861	5,334
Interest (income) expense	17,444	12,059	5,342	7,052
Income tax benefit	—	—	(132)	—

EBITDA	$(32,927)	$872	$2,503	$(16,661)
EBITDA margin	(126.6% )	2.31%	20.96%	(64.2% )
Net loss margin	(200.1% )	(48.4% )	(38.3% )	(111.9% )

Adjustments:
Bargain purchase gain	—	—	(643)	—
Loss on extinguishment of long-term debt and convertible notes	8,278	—	—	—
Gain on extinguishment of PPP loan	—	—	—	(3,036)
Stock-based compensation expense	587	858	549	4,609
Change in fair value of redeemable convertible preferred stock warrant liability	(187)	(33)	(33)	532
Change in fair value of contingent consideration liability	—	(175)	—	917
Change in fair value of derivative liabilities	6,858	(8,340)	(10,060)	8,140

Adjusted EBITDA	$(17,391)	$(6,818)	$(7,684)	$(5,499)

Adjusted EBITDA margin	(66.9% )	(18.1% )	(64.4% )	(21.2% )

For information about why we consider each metric a useful measure and a discussion of the material risks and limitations of such measure, please see “Prospectus summary—Summary financial data—Non-GAAP financial measures.”

Liquidity and capital resources

To date, we have financed our operations primarily through private placements of equity securities, debt financing arrangements, and sales of our products. As of June 30, 2021, we had cash and cash equivalents of $11.6 million, an accumulated deficit of $257.1 million, $32.9 million outstanding under the Ares Agreement before debt discount and issuance cost, and $77.3 million outstanding under the convertible promissory notes, including interest and before debt discount and issuance costs. In May and November 2019, we raised a total of $21.0 million through the sale and issuance of additional convertible notes. In May 2020, we raised $15.0 million through the sale and issuance of additional convertible promissory notes. In December 2019, we entered into the Ares Agreement providing for an aggregate of up to $40.0 million in term loans, including an initial $30.0 million term loan. We used part of the proceeds from the Ares Loan to repay the principal, interest, and fees due under the previously existing term loan facility with SVB described below.

SVB term loan

In May 2017, we entered into a Loan and Security Agreement (the 2017 SVB Agreement) with Silicon Valley Bank (SVB) for up to $10.0 million in term loans (the Initial SVB Loan). In May 2017, we borrowed $3.0 million at an interest rate of 5.00% per annum. In June 2017, we borrowed $2.0 million at an interest rate of 5.25%. In December 2017, we borrowed $3.0 million at an interest rate of 5.50% per annum. Interest rates were equal to the greater of one percent above the Prime Rate or 4.75% per annum. The remaining $2.0 million was not advanced. Interest payments began upon loan advance and principal payments began in April 2018. The loans all had maturity dates in December 2020. The SVB Loan had an effective interest rate of 8.23% per annum.

The borrowing arrangement also included a revolving line of credit for up to $5.0 million. The amount available for draw was limited by the lesser of the revolving line or the amount available under a borrowing base determined by the lender less the outstanding balance of any advances. The line of credit bore interest at a rate equal to the greater of one percent above the Prime Rate or 4.75% per annum and had a maturity date of May 2020.

In connection with the SVB Agreement and upon each loan advance, we issued a 10-year warrant to purchase shares of our Series D redeemable convertible preferred stock equal to 4.8% of the total term loan principal amount divided by (i) $1.87 or (ii) if exercised in connection with a subsequent equity financing, the lowest price per share sold in such financing, in each case subject to adjustment.

The debt discount was comprised of the end of term fee of $0.4 million, anniversary fees of $0.1 million, fair value of warrants issued of $0.2 million, and issuance costs of less than $0.1 million. The debt discount amortized to interest expense over the life of the loan using the effective interest method.

In July 2019, we amended and restated the 2017 SVB Agreement with SVB and WestRiver Innovation Lending Fund VIII, L.P. (WestRiver) to, among other things, receive a term loan advance of $5.0 million (the New SVB Loan) to repay the Initial SVB Loan in full. In connection with the entrance into the amendment of the SVB Agreement, we issued SVB and WestRiver warrants to purchase 265,294 shares of our Series D redeemable convertible preferred stock (Series D Warrants) at an exercise price of $1.87 per share. Series D Warrants had a fair value of $0.1 million as of the issuance date, which was accounted for as debt discount. We paid $0.2 million in fees to the lenders in connection with the amendment of SVB Agreement which were reflected as a discount on the loan and were accreted over the life of the loan using the effective interest method.

In July 2019, we used the proceeds of the New SVB Loan to repay all of our outstanding obligations under the 2017 SVB Agreement, amounting to $4.5 million, including principal of $4.1 million, and fees of $0.4 million. This repayment of the outstanding obligations under the 2017 SVB Agreement was accounted for as debt modification.

The New SVB Loan bore interest at an annual rate equal to the greater of (i) 7.5% and (ii) 2.0% above the Prime Rate. The New SVB Loan had a maturity date in June 2023. As of December 30, 2019, the New SVB Loan had an annual effective interest rate of 12.7% per year.

On December 30, 2019, we used the proceeds of the Ares Loan to repay all of our outstanding obligations under the New SVB Loan amounting to $5.4 million, including principal of $5 million and fees of $0.4 million. This repayment of the outstanding obligations under the New SVB Loan was accounted as extinguishment and we recorded a loss on extinguishment of $0.6 million included in interest expense in the statements of operations and comprehensive loss.

During the year ended December 31, 2019, we recorded $0.6 million in interest expense related to the SVB Loan (including the New SVB Loan).

During the year ended December 31, 2019, we recorded interest expense related to debt discounts and debt issuance costs of $0.2 million related to the SVB Loan.

Ares credit agreement

On December 30, 2019, we entered into the Ares Agreement providing for an aggregate of up to $40.0 million in term loans, including an initial $30.0 million term loan. We used a portion of the proceeds from the Ares Loan to repay principal of $5.0 million and fees of $0.4 million due under the outstanding New SVB Loan. The Ares Agreement included a two-year interest-only period ending on December 31, 2021, and during such interest-only period, quarterly interest payments were due on the Ares Loan. Quarterly payments of principal of, and interest on, the Ares Loan were payable beginning on December 31, 2021; provided, if we satisfy certain conditions related to an intended sale or merger transaction or receive net cash proceeds of at least $10.0 million from certain specified events, in each case before December 31, 2021, then the principal payments may be deferred until June 2022. In May 2020, the Company satisfied one of the amortization period extension conditions and the interest-only period was extended to ten quarters. The Ares Loan matures on December 30, 2022.

Borrowings under the Ares Agreement, including the Ares Loan, bear interest at either the ABR plus 8.50% per annum or the Eurodollar Rate plus 9.50% per annum, as applicable. The ABR equals the greatest of (a) 3.00%, (b) the prime rate, (c) the federal funds rate plus 0.5% and (d) the three-month Eurodollar Rate plus 1.0%. The Eurodollar Rate equals the greater of (a) 2.00% and (b) the rate per annum appearing on Bloomberg Professional Service Page BBAM1 offered rate for deposits in U.S. dollars at approximately two business days prior to the first day of such interest period for a three (3) month term; multiplied by the Statutory Reserve Rate. The Statutory Reserve Rate is based on a fraction, the numerator of which is the number one and the denominator of which is the number one minus the applicable reserve percentage for that day.

Payments of interest under the Ares Loan are payable quarterly commencing on March 31, 2020. Through December 30, 2021, we have the option to pay all accrued interest in cash or to pay up to 50% of such accrued interest in kind (PIK) by increasing the then-aggregate principal amount of the Ares Loan by the amount of the accrued and unpaid interest in kind. In the event we make such an election, the applicable interest rate shall also increase by 0.5%. On each payment date through December 31, 2020, we elected the PIK option, issuing PIK notes totaling $1.9 million. As of June 30, 2021, the Ares Loan had an annual effective interest rate of 22.73% per year.

Additionally, the Ares Agreement includes a prepayment premium on the Ares Loan in an amount equal to the difference, if any, between (x) the principal amount of the prepayment amount multiplied by 1.30 minus (y) the sum of (i) the principal amount of the Ares Loan being prepaid as of the date of such prepayment plus (ii) all interest payments and fees paid on such Ares Loan in cash on or prior to the date of such prepayment (including the exit fee, if applicable).

Furthermore, we were required to pay an exit fee upon the maturity date or the earlier payment (or prepayment) of all remaining balances under the Ares Agreement in an amount ranging from 4.0% to 10.0% of the principal amount of the loans funded under the agreement based on exit fee equity value (as further described in the Ares Agreement). The Ares Agreement also includes customary affirmative covenants, restrictive covenants, financial covenants, events of default, and other customary terms and conditions. The financial covenants in the Ares Agreement require us to have revenue for the four consecutive fiscal quarters ending on March 31, 2020, and the last day of each June, September, December, and March thereafter, of not less than the minimum revenue amount specified in the Ares Agreement and maintain a minimum cash and cash equivalents balance of $5.0 million at any time.

In January 2021, we entered into a waiver and amendment to the Ares Agreement providing for, among other things, a waiver of default in connection with our failure to satisfy a covenant relating to delivery of financial statements and a modification of that financial reporting covenant. Additionally, the amendment extended the availability date of the second tranche of funding to June 30, 2021. The amendment was accounted for as a debt modification and no gain or loss was recognized. In March 2021, we entered into a second amendment to the credit agreement, which, among other things, further amended that financial reporting covenant.

In July 2021, we entered into a waiver and amendment to the Ares Agreement providing for, among other things, a waiver of default in connection with our failure to satisfy a convenant relating to delivery of financial statements and a modification of that financial reporting covenant. The amendment also modified the fee due to Ares upon repayment of the loan from a variable amount based on our equity value to a fixed fee of 6.25%. The timing for delivery of our annual audited financial statements was amended to 210 days from the end of the fiscal year for the year ended December 31, 2020.

We may be required to make mandatory prepayments of the Ares Loan upon the occurrence of specified prepayment trigger events, including the occurrence of any event of default or the occurrence of a change in control event. Upon the prepayment of all or any of the outstanding principal balance, we will be required to pay, in addition to such prepayment, the prepayment premium noted above. As Ares may exercise the option to require prepayment by us, the prepayment premium is considered to be an embedded derivative which is required to be bifurcated from its host contract and accounted for as a separate financial instrument. The mandatory prepayment derivative liability had a fair value of $4.3 million upon entering into the Ares Agreement, which was accounted for as a debt discount. As of December 31, 2019, December 31, 2020, and June 30, 2021, the estimated fair value of the aggregate outstanding derivative instrument was $4.3 million, $4.5 million, and $5.2 million, respectively.

We paid $1.4 million fees to the lender and third parties, which is reflected as a discount on the Ares Loan and is being accreted over the life of the term loan using the effective interest method.

During the years ended December 31, 2019 and 2020, we recorded interest expense related to debt discount and debt issuance costs of the Ares Loan of less than $0.1 million and $1.9 million, respectively.

During the six months ended June 30, 2020 and 2021, we recorded interest expense related to debt discount and debt issuance costs of the Ares Loan of $0.7 million and $0.9 million, respectively.

Interest expense on the Ares Loan was less than $0.1 million and $5.6 million during the years ended December 31, 2019 and 2020, respectively.

Interest expense on the Ares Loan was $2.7 million and $3.0 million during the six months ended June 30, 2020 and 2021, respectively.

Paycheck Protection Program

In April 2020, we received $3.0 million in connection with our PPP Loan. The PPP Loan bears interest at 1.0% per year on the outstanding principal amount and matures 24 months from the date of the note. No payments were due for the six-month period beginning on the date of the note. Payments of principal and interest are due over the following 18 months. We applied for full forgiveness of the PPP Loan and in June 2021, we received formal notification from the Small Business Administration (SBA) that the Company’s PPP loan and interest had been formally forgiven in the principal amount of $3,000,684 plus interest of $35,091.

Convertible notes

In March and December 2018, we entered into Note Purchase Agreements (the 2018 Note Agreements) with certain investors, for up to $20.0 million and $10.0 million in subordinated secured convertible promissory notes, respectively (collectively, the 2018 Notes). The loans under the 2018 Note Agreements were subordinated to the SVB Loan and collateralized by our assets, including cash and cash equivalents, accounts receivable, and property and equipment. All loans under the 2018 Note Agreements accrue interest at a fixed rate of 8.0% per annum.

In May and November 2019, we entered into additional Note Purchase Agreements (the 2019 Note Agreements) with certain investors, each for up to $10.5 million in subordinated secured convertible promissory notes, respectively (collectively, the 2019 Notes). With the exception of the date of offering and maturity date, all contractual terms of the 2019 Note Agreements and 2019 Notes are substantially similar to the 2018 Note Agreements and 2018 Notes.

In December 2019, we entered into an amendment to the 2018 Note Agreements and the 2019 Note Agreements (the Amendment), which extended the maturity of the 2018 Notes and 2019 Notes to June 2023. Moreover, the 2018 Notes and 2019 Notes were subordinated to the Ares Loan, and collateralized by assets, including cash and cash equivalents, accounts receivable, and property and equipment. The Amendment was accounted for as a debt extinguishment, and we recognized a $1.8 million extinguishment gain to additional paid-in capital (APIC), as the transaction was with our shareholders, as well as a $7.7 million loss on extinguishment in the statement of operations.

In May 2020, we entered into another Note Purchase Agreement (the 2020 Note Agreement) with certain investors, for up to $30.0 million in subordinated secured convertible promissory notes, (collectively, the 2020 Notes). The loans under the 2020 Note Agreement are also subordinated to the Ares Loan and collateralized by our assets, including cash and cash equivalents, accounts receivable, and property and equipment. All loans under the 2020 Note Agreement accrue interest at a fixed rate of 8.0% per annum.

If we complete a financing for capital raising purposes and sell convertible preferred stock of at least $15 million (a Qualified Financing), the outstanding principal amount and all accrued and unpaid interest on the 2018 Notes, 2019 Notes, and 2020 Notes (collectively, the Notes) automatically converts into shares of the preferred stock issued in such Qualified Financing, at a price per share equal to 85% of the lowest price per share paid by the other purchasers in such Qualified Financing. If we complete a financing for capital raising purposes and sell convertible preferred stock in an amount not meeting the threshold of a Qualified Financing (a Non-Qualified Financing), the holders of more than 50% of the aggregate outstanding principal amount of the Notes (the Majority Investors) have the option to convert the outstanding principal amount and all accrued and unpaid interest on the Notes into either (1) shares of the preferred stock issued in such Non-Qualified Financing, at a price per share equal to 85% of the lowest price per share paid by the other purchasers in such Non-Qualified Financing, or (2) shares of Series D redeemable convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted. The Majority Investors also have the option to voluntarily convert the outstanding principal amount and all accrued and unpaid interest on the Notes into shares of Series D redeemable convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted. If there is an automatic conversion event pursuant to the terms of our certificate of incorporation, such as the automatic conversion of all of our redeemable convertible preferred stock into common stock in connection with this offering, then the outstanding principal amount and all accrued and unpaid interest on the Notes will automatically convert into shares of Series D redeemable convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted, immediately prior to such automatic conversion event.

If a change of control occurs, each Note holder has the option to convert the outstanding principal amount and all accrued and unpaid interest on the Note into shares of Series D redeemable convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted. The outstanding principal amount and all accrued and unpaid interest that, in each case, has not otherwise been converted into equity securities, must be prepaid prior to the closing of such change of control, together with a premium equal to 100% of the outstanding principal amount to be prepaid. We may also prepay the Note at any time with the written consent of the Majority Investors.

We borrowed $29.2 million in 2018, $21.0 million in 2019, and $15.0 million in 2020 under the 2018 Note Purchase Agreement, 2019 Note Purchase Agreement and 2020 Note Purchase Agreement, respectively. On December 31, 2020, we retained the ability to draw up to an additional $15.0 million under the 2020 Note Agreement for the purpose of paying the Company’s deferred payment obligation to BSC.

The Notes contain embedded features—a Qualified Financing put, Non-Qualified Financing put, and change of control put—that were bifurcated and accounted as a single derivative liability and recorded as a debt discount. Debt discount is reported as a direct deduction to the carrying amount of the Notes and amortized using the effective interest rate over the life of the Notes as interest expense. The derivative liability is recognized at fair value initially and subsequently measured at fair value with the change in fair value recorded in the statements of operations at each reporting period, and classified as either short-term, or long-term, consistent with their respective host contract.

The issuance date estimated fair values of the derivative instruments related to the Notes were $15.4 million, $12.0 million, and $6.9 million, respectively, which were recorded as debt discounts. As of December 31, 2019, December 31, 2020, and June 30, 2021, the estimated fair value of the aggregate outstanding derivative instrument was $35.2 million, $33.5 million, and $40.9 million, respectively.

During the years ended December 31, 2019 and 2020, we reported amortization of debt discount of $14.0 million and $1.4 million, respectively.

During the six months ended June 30, 2020 and 2021, we reported amortization of debt discount of $0.4 million and $1.1 million, respectively.

During the year ended December 31, 2019, we recorded interest expense of $17.0 million on the 2018 Notes and 2019 Notes, including the amortization of debt discount noted above. During the year ended December 31, 2019, the 2018 Notes and 2019 Notes had an annual effective interest rate ranging from 114% to 183% per year. As of December 31, 2019, the 2018 Notes and 2019 Notes had accrued interest of less than $0.1 million.

During the year ended December 31, 2020, we recorded interest expense of $6.5 million on the Notes, including the amortization of debt discount noted above. During the year ended December 31, 2020, the Notes had an annual effective interest rate ranging from 9% to 31% per year. As of December 31, 2020, the Notes had accrued interest of $5.1 million.

Future funding requirements

We expect to incur continued expenditures in the future in support of our commercialization efforts in the United States. In addition, we intend to continue to make investments in clinical studies, development of new products, and other ongoing research and development programs. We also expect to incur additional costs associated with operating as a public company. We may incur additional expenses to expand our commercial organization and efforts, further enhance our research and development efforts, and pursue commercial opportunities outside of the United States.

As of June 30, 2021, we had cash and cash equivalents of $11.6 million. Based on our current planned operations, we expect to incur significant operating expenses as we continue to expand product sales and develop and commercialize new products. Our management believes that our operating losses and negative cash flows will continue into the foreseeable future. Based on our history of recurring losses, negative cash flows since inception and the need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern requires us to obtain sufficient funding to finance our operations.

See Note 1 to our annual financial statements appearing at the end of this prospectus for additional information on our conclusion. Similarly, the report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2020 included an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. See “Risk factors—Risks related to this offering—Our history of recurring losses and anticipated expenditures raise substantial doubts about our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations” for further information.

Summary statements of cash flows

The following table sets forth the primary sources and uses of cash and cash equivalents for the periods presented below (in thousands):

	Six months ended June 30,
	2020	2021
Net cash (used in) provided by:
Operating activities	$(10,173)	$(6,187)
Investing activities	(15,250)	(481)
Financing activities	18,025	926

Net (decrease) increase in cash and cash equivalents	$(7,398)	$(5,742)

Cash flows used in operating activities

Net cash used in operating activities was $10.2 million for the six months ended June 30, 2020, primarily attributable to a net loss of $4.6 million and a net change in our net operating assets and liabilities of $1.7 million, partially offset by non-cash charges of $3.9 million. Non-cash charges primarily consist of $10.1 million in change in fair value of derivatives liabilities, $3.2 million in interest expense from long-term debt and convertible notes, $1.9 million in depreciation and amortization, $1.3 million in amortization of debt discount and debt issuance costs, $0.6 million in bargain purchase gain, $0.5 million in stock-based compensation expense, and $0.1 million in deferred tax benefit. The change in our net operating assets and liabilities was primarily due to a $1.7 million increase in accounts receivables, a $1.7 million increase in prepaid expenses and other current assets, a $1.0 million decrease in accounts payable and accrued liabilities resulting from a decrease in our operating activities at the beginning of the COVID-19 pandemic, and a $0.7 million decrease in accrued compensation. These changes were partially offset by a $3.4 million decrease in inventory.

Net cash used in operating activities was $6.2 million for the six months ended June 30, 2021, primarily attributable to a net loss of $29.0 million and a net change in our net operating assets and liabilities of $0.2 million, partially offset by non-cash charges of $22.6 million. Non-cash charges primarily consist of $8.1 million in change in fair value of derivatives liabilities, $5.3 million in depreciation and amortization, $4.6 million in stock-based compensation expense, $3.9 million in interest expense from long-term debt and convertible notes, $3.0 million gain on extinguishment of PPP loan, $2.2 million in amortization of debt discount and debt issuance costs, $0.9 million in change in fair value of contingent consideration liability, and $0.5 million in change in fair value of redeemable convertible preferred stock warrant liability. The change in our net operating assets and liabilities was primarily due to a $4.2 million increase in inventory, a $0.5 million increase in prepaid expenses and other current assets, and a $0.3 million decrease in accrued compensation. These changes were partially offset by a $4.3 million increase in accounts payable and accrued liabilities resulting primarily from increases in our operating activities and accrued consulting expenses, and a $1.0 million decrease in accounts receivables.

Net cash used in operating activities was $19.8 million for the year ended December 31, 2019, primarily attributable to a net loss of $52.0 million and a net change in our net operating assets and liabilities of $2.1 million, partially offset by non-cash charges of $34.3 million. Non-cash charges primarily consist of $14.1 million in amortization of debt discount and debt issuance costs, $8.3 million in loss on extinguishment of long-term debt and convertible notes, $6.9 million in change in fair value of derivative liabilities, $3.1 million in interest expense from long-term debt and convertible notes, $1.7 million in depreciation and amortization, $0.6 million in stock-based compensation expense, and $0.2 million in change in fair value of redeemable convertible preferred stock warrant liability. The change in our net operating assets and liabilities was primarily due to a $2.6 million decrease in accounts payable and accrued liabilities, a $0.3 million increase in accounts receivable resulting from higher sales and timing of payments from customers, and a $0.3 million increase in prepaid expenses and other current assets. These changes were partially offset by a $0.8 million decrease in inventory and a $0.2 million increase in accrued compensation.

Net cash used in operating activities was $12.2 million for the year ended December 31, 2020, primarily attributable to a net loss of $18.3 million and a net change in our net operating assets and liabilities of $2.8 million, partially offset by non-cash charges of $8.9 million. Non-cash charges primarily consist of $8.3 million in change in fair value of derivative liabilities, $7.1 million in depreciation and amortization resulting from the intangible assets and property and equipment acquired from BSC, $7.0 million in interest expense from long-term debt and convertible notes, $3.3 million in amortization of debt discount and debt issuance costs, $0.9 million in stock-based compensation expense, $0.6 million in bargain purchase gain, $0.2 million in change in fair value of contingent consideration liability, and $0.1 million in deferred tax benefit. The change in our net operating assets and liabilities was primarily due to a $4.4 million increase in accounts receivable resulting from higher sales and timing of payments from customers, a $1.1 million increase in prepaid expenses and other current assets, and a $0.7 million decrease in accounts payable. These changes were partially offset by a $1.3 million decrease in inventory, a $1.5 million increase in accrued liabilities, and a $0.6 million increase in accrued compensation.

Cash flows used in investing activities

Net cash used in investing activities was $15.3 million for the six months ended June 30, 2020, which consisted of $15.0 million cash paid for the purchase of assets from BSC and $0.3 million used to purchase property and equipment.

Net cash used in investing activities was $0.5 million for the six months ended June 30, 2021, which consisted of $0.5 million used to purchase property and equipment.

Net cash used in investing activities was $0.2 million for the year ended December 31, 2019, which consisted of $0.2 million used to purchase property and equipment.

Net cash used in investing activities was $15.5 million for the year ended December 31, 2020, which consisted of $0.5 million used to purchase property and equipment and $15.0 million to acquire net assets as a result of the BSC business combination.

Cash flows provided by financing activities

Net cash provided by financing activities was $18.0 million for the six months ended June 30, 2020, which primarily relates to proceeds from borrowing under the PPP loan and issuance of convertible notes, net of payment of lender fees and costs.

Net cash provided by financing activities was $0.9 million for the six months ended June 30, 2021, which primarily relates to proceeds of $0.9 million from the issuance of common stock.

Net cash provided by financing activities was $43.2 million for the year ended December 31, 2019, which primarily relates to proceeds of $31.8 million from borrowing under the Ares Loan, proceeds of $21.0 million from the issuance of the 2019 Notes, repayment of $9.0 million term loan (SVB and New SVB loan), payment of $0.8 million of debt issuance costs not related to lender and proceeds of $0.1 million from the issuance of common stock.

Net cash provided by financing activities was $18.1 million for the year ended December 31, 2020, which primarily relates to proceeds of $3.0 million from borrowing under the PPP loan, proceeds of $15.0 million from the issuance of the 2020 Notes, and proceeds of $0.1 million from the issuance of common stock.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of June 30, 2021 (in thousands):

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations(1)	$419	$1,204	$—	$—	$1,623
Debt obligations(2)	973	128,691	—	—	129,664

Total contractual obligations	$1,392	$129,895	$—	$—	$131,287

(1)	We lease our office in Santa Clara, California under a non-cancellable operating lease which expires in May 2023. The minimum lease payments above do not include any related common area maintenance charges or real estate taxes.

(2)	In December 2019, we entered into the Ares Loan and borrowed $30.0 million and paid off in full all amounts outstanding under the New SVB Loan. As of June 30, 2021, we had $77.3 million of outstanding principal and accrued interest before debt discount under our Notes, $32.9 million in principal before debt issuance and discount under the Ares Loan. In June 2021, we received formal notification from the SBA that the Company’s PPP loan and interest had been formally forgiven in the principal amount of $3,000,684 plus interest of $35,091. In September 2021, we amended the 2018 Note Agreements, 2019 Note Agreements and 2020 Note Agreement to modify the maturity dates to December 31, 2026 and to automatically convert all principal and interest owing on our outstanding convertible promissory notes into shares of common stock if either (i) the offering price per share of this offering is greater than $5.61 and the aggregate gross proceeds to us from this offering are greater than $50.0 million or (ii) we receive a written request from the holders of at least 66 2/3% of the redeemable convertible preferred stock to convert all outstanding redeemable convertible preferred stock to common stock. As of June 30, 2021, we had $90.2 million of aggregate future payments under our Notes, including interest payments.

We enter into contracts in the normal course of business with third-party contract organizations for pre-clinical studies and testing, manufacture and supply of our pre-clinical materials, and providing other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice, and therefore we believe that our non-cancellable obligations under these agreements are not material.

Critical accounting policies, significant judgments and use of estimates

Our financial statements have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make assumptions, estimates, and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses incurred during the reporting periods. Our estimates are based on our knowledge of current events and actions we may undertake in the future and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our assumptions, estimates and judgments on an ongoing basis. Our actual results may materially differ from these estimates under different assumptions, judgments or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments, and estimates. For more detail on our significant accounting policies, refer to Note 2 to the annual financial statements appearing elsewhere in this prospectus.

Revenue recognition

We generate revenue primarily from the sale of disposable devices and controllers that treat the root causes of abnormal uterine bleeding (AUB). We invoice hospitals, ambulatory surgical centers, and physician offices for the disposable products and pay commissions to the sales representatives.

We also provide controllers to customers under evaluation and long-term placement agreements. Under these agreements, we deliver the controller to the customer’s facility without a fee and the customer agrees to purchase disposable products at a stated price over the term of the agreement. We retain title to the controllers. We, in general, do not enforce a minimum purchase requirement under these agreements. Terms range from several months to multiple years and may be extended or terminated upon mutual agreement. These types of agreements include an embedded lease, which is generally an operating lease, for the right to use a controller that is cancellable by either party with 30 days’ notice. We recognize a portion of the revenue allocated to the embedded lease concurrent with the sale of disposable devices. We also offer extended warranty agreements to customers for controller defects, malfunctions, or system failures.

On January 1, 2019, we adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers (ASC 606), using the full retrospective method for all contracts not completed as of the date of adoption. In connection with the adoption of ASC 606, we also adopted the related amendments that impact the accounting for the incremental costs of obtaining a contract. Adoption of ASC 606 did not have any impact on the financial statements, except changes in the disclosures.

Under ASC 606, revenue is recognized when the customer obtains controls of promised goods or services, in an amount that reflects consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies performance obligations.

A contract with a customer exists when (i) we enter into a legally enforceable contract with a customer that defines each party’s rights regarding the products to be transferred and identifies the payment terms related to these products, (ii) the contract has commercial substance, and (iii) we determine that collection of substantially all consideration for products that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. We identify performance obligations in contracts with customers, which may include our products and implied promise to provide free controllers. The transaction price is determined based on the amount expected to be entitled to in exchange for transferring the promised product to the customer. We are entitled to the total consideration for the products ordered by customers, net of other transaction price adjustments. Our payment terms to customers are generally net 30 days. Payment terms fall within the one-year guidance for the practical expedient which allows us to forgo adjustment of the promised amount of consideration for the effects of a significant financing component. We exclude taxes assessed by governmental authorities on revenue-producing transactions from the measurement of the transaction price.

Assuming all other revenue recognition criteria are met, revenue is recognized when control of our products transfers to the customer. For sales in which our sales representative hand-delivers product directly to the hospital or ambulatory surgical center, control transfers to the customer upon this delivery. For sales in which products are shipped, control is transferred either upon shipment of the products to the customer, depending on the shipping terms and conditions. We recognize revenue relating to free controllers concurrent with the sale of disposable devices, as the lease is cancellable by either party with 30 days’ notice. The amounts attributed to the leased controllers are insignificant. As permitted under the practical expedient, we do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

We accept product returns at our discretion or if the product is defective as manufactured. Historically, the actual product returns have been insignificant to our financial statements. We elected to treat shipping and handling costs as a fulfillment cost and include them in the cost of goods sold as incurred. In those cases in which we bill shipping and handling costs to customers, we classify the amounts billed within revenue.

Our contract liabilities consist of deferred revenue for remaining performance obligations by us to the customer after delivery, which was less than $0.2 million as of December 31, 2020. The deferred revenue as of December 31, 2019 was less than $0.1 million, which was recognized during the year-ended December 31, 2020.

We elected the following practical expedients allowed upon adoption of ASC 606:

(i)	we did not restate contracts that began and were completed within the same annual reporting period;

(ii)	for completed contracts that have variable consideration, we used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods; and

(iii)	for contracts that were modified before the beginning of the earliest reporting period presented in accordance with ASC 606, we did not retrospectively restate the contract for those contract modifications. Instead, we reflected the aggregate effect of all modifications that occurred before the beginning of the earliest period presented in accordance with ASC 606 when:

i.	identifying satisfied and unsatisfied performance obligations;

ii.	determining the transaction price; and

iii.	allocating the transaction price to the satisfied and unsatisfied performance obligations.

The impact of adopting ASC 606 was not material to our financial statements.

Inventory

Inventory consist primarily of disposable devices, controllers, and components as raw materials and finished goods and are stated at the lower of cost or net realizable value. Cost is determined using standard cost based on the first-in, first-out method (FIFO) for all inventories. We periodically assess the recoverability of all inventories to determine whether adjustments for impairment are required. We evaluate the related commercial mix of finished goods and other general obsolescence and impairment criteria in assessing the recoverability of our inventory and records a provision for excess, expired, and obsolete inventory based primarily on estimates of forecasted revenues. A significant change in the timing or level of demand for products as compared to forecasted amounts may result in recording additional provision for excess, expired, and obsolete inventory in the future. For the years ended December 31, 2019 and 2020 and six months ended June 30, 2021, we did not record a provision for excess or obsolete inventory.

Derivative instruments

Embedded derivatives that are required to be bifurcated from their host contract are evaluated and valued separately from the debt instrument. Under the Ares Agreement, upon the occurrence of specified prepayment trigger events, including a default or a change in control, we may be required to make mandatory prepayments of the borrowings. The prepayment premium is considered an embedded derivative, as the holder of the loan may exercise the option to require prepayment by us. The mandatory prepayment derivative liability is recorded at fair value upon entering into the Ares Agreement and is subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in the statements of operations. See Note 8 to our annual financial statements appearing at the end of this prospectus for more information about the Ares Agreement.

The Notes contain embedded features, including a Qualified Financing put, Non-Qualified Financing put, and change of control put features that were bifurcated and accounted as derivative liabilities and recorded as a debt discount in 2018, 2019, and 2020 at each issue date. Debt discount is reported as a direct deduction to the carrying amount of the Notes and amortized using the effective interest rate over the life of the Notes as interest expense. The embedded derivate features are recorded at fair value upon entering into the Notes and are subject to remeasurement to fair value at each balance sheet date, with any changes in fair values recognized in the statements of operations. See Note 8 to our annual financial statements appearing at the end of this prospectus for more information about the Notes.

The derivative liabilities are classified as either short-term, or long-term, consistent with their respective host contract.

Redeemable convertible preferred stock

We record all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within our control, such as a merger, acquisition, or sale of all or substantially all of our assets (each, a deemed liquidation event), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding preferred shares.

Redeemable convertible preferred stock warrants

Freestanding preferred stock warrants are accounted for in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 480, Distinguishing Liabilities from Equity (ASC 480) and classified as liabilities on the balance sheet because the underlying preferred stock shares are redeemable upon occurrence of a deemed liquidation event. The warrants are subject to re-measurement at each balance sheet date with the change in fair value, if any, recognized in other income (expense), net in the statements of operations. We will continue to adjust the redeemable convertible preferred stock warrant liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion into warrants to purchase common stock, or (iii) expiration of the warrants.

Business combination

On May 11, 2020, we completed our acquisition of intrauterine health products consisting of the Genesys HTA, Symphion, and Resectr from Boston Scientific Corporation, Boston Scientific Scimed, Inc., and Target Therapeutics, Inc (collectively, BSC). This transaction was accounted for as a business combination.

Business combinations are accounted for under the acquisition method. We recognize the assets acquired and liabilities assumed in business combinations on the basis of their fair values at the date of acquisition. Contingent consideration is recorded at fair value as measured on the date of acquisition. The value recorded is based on estimates of future financial projections under various potential scenarios using a Monte Carlo simulation. These cash flow projections are discounted with an appropriate risk-adjusted rate. The fair value of the contingent consideration liability is remeasured at each reporting period with the change in the fair value recorded as a component of operating expenses in the statement of operations until the underlying contingency is resolved. The estimates used to determine the fair value of the contingent consideration liability are subject to significant judgment and actual results are likely to differ from the amounts originally recorded.

We assess the fair value of assets acquired, including intangible assets, and liabilities assumed using a variety of methods. Each asset acquired and liability assumed is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant estimates and assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant’s use of the asset, future cash inflows and outflows, probabilities of success, asset lives, and the appropriate discount rates.

We used the income approach to determine the fair value of developed technology acquired in a business combination. This approach determines fair value by estimating the after-tax cash flows attributable to the respective asset over its useful life and then discounting these after-tax cash flows back to a present value. We base revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology, and expected product introductions by competitors. Developed technology represents patented and unpatented technology and know-how.

We also used the income approach, as described above, to determine the estimated fair value of certain other identifiable intangible assets including customer relationships and trade names. Customer relationships represent established relationships with customers, which provide a ready channel for the sale of additional products and services. Trade names represent acquired company and product names.

Any excess fair value of the net tangible and intangible assets acquired over the purchase price is recorded as bargain purchase gain in the statements of operations at the acquisition closing date. During the measurement period, which extends no later than one year from the acquisition date, we may record certain adjustments to the carrying value of the assets acquired and liabilities assumed. After the measurement period, all adjustments are recorded in the statements of operations as operating expenses or income.

Transaction costs and restructuring costs associated with a business combination are expensed as incurred.

Common stock valuation and stock-based compensation

We use a fair value-based method to account for all stock-based compensation arrangements with employees and non-employees, including stock options and stock awards. Our determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option pricing model.

We recognize the fair value of the option granted on a straight-line basis over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period, which usually is the vesting period. We account for forfeitures as they occur.

Estimates of the fair value of equity awards as of the grant date using valuation models such as the Black-Scholes option pricing model are affected by assumptions with a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately the amount of stock-based compensation expense recognized. These inputs are subjective and generally require significant analysis and judgment to develop. Changes in the following assumptions can materially affect the estimate of the fair value of stock-based compensation:

•

Expected term. We calculate the expected term using the simplified method, which is available where there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the periods from grant until the mid-point for each of the tranches are averaged to provide an overall expected term.

•

Expected volatility. For all stock options granted to date, we estimated the volatility data based on a study of publicly traded industry peer companies as we did not have any trading history for our common stock. For purposes of identifying these peer companies, we considered the industry, stage of development, size, and financial leverage of potential comparable companies. For each grant, we measured historical volatility over a period equivalent to the expected term. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

•	Dividend rate. We assumed the expected dividend to be zero as we have never paid dividends and have no current plans to do so.

Common stock valuation

The estimated fair value of the common stock underlying our stock options and stock awards was determined at each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and in part on contemporaneous input from an independent third-party valuation firm. Our estimate of fair value is reviewed and approved by our board of directors.

We determined our valuations of our common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid). We based the assumptions used to determine the estimated fair value of our common stock on numerous objective and subjective factors, combined with management judgment, including:

•	external market conditions affecting the pharmaceutical and medical devices industry and trends within the industry;

•	our stage of development and business strategy;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices at which we sold shares of our redeemable convertible preferred stock;

•	our financial condition and operating results, including our levels of available capital resources;

•	the progress of our research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general U.S. market conditions and the lack of marketability of our common stock.

For our valuations performed in March 2019, March 2020, May 2020, and December 2020, we applied the market approach outlined in the Practice Aid to determine our enterprise value. Under the market approach, we used the guideline public company analysis and guideline transactions analysis. For the guideline public company and guideline transactions analysis, we identified a group of comparable public companies and recent transactions within our industry. For the comparable companies, we estimated market multiples and ratios. These multiples and ratios were then applied to our corresponding financial metrics. When selecting comparable companies, consideration was given to industry similarity, their specific products offered, financial data availability, and capital structure.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•

Option pricing method. Under the option pricing method (OPM), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options. The OPM treats common stock and preferred stock as call options on the total equity value of a company with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event such as a strategic sale or merger.

•

Probability-weighted expected return method. The probability-weighted expected return method (PWERM) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering contemporaneous independent third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

Based on our early stage of development, the difficulty in predicting the range of possible outcomes at the time of the valuations, and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations prior to March 31, 2021. For valuations subsequent to March 31, 2021, we used the PWERM method as a result of the increasing likelihood of the occurrence of certain discrete events, such as an initial public offering, due to actions taken by the Company and as a result of current market conditions and the receptivity of the market to initial public offerings. In the PWERM, we established our enterprise value utilizing a valuation multiple based on precedent initial public offerings. The enterprise value determined under the PWERM was weighted according to our board of directors’ estimate of the probability of the occurrence of certain different discrete events as of the valuation date. The resulting equity value for the common stock was then divided by the number of shares of common stock outstanding at the date of the valuation to derive a per share value on a non-marketable basis.

In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	commercialization activities, revenue generation and our business strategy;

•	our financial position, including cash on hand and our historical and forecasted performance and operating results;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions;

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs;

•	external market conditions affecting the medical device industry and trends within that industry;

•	the lack of an active public market for our common stock and our preferred stock; and

•	the analysis of initial public offerings and the market performance of similar companies in the medical device industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions, estimates or judgments, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Following the closing of this offering, our board of directors intends to determine the fair value of our common stock based on the closing sales price of our common stock on the date of grant of equity awards.

The intrinsic value of all outstanding options as of June 30, 2021 was approximately $                million, based on an assumed initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, of which approximately $                million is related to vested options and approximately $                million is related to unvested options.

The following table summarizes by grant date the number of shares subject to options granted from January 1, 2020 through June 30, 2021, the per share exercise price of the options, the estimated per share fair value of the options, and the per share fair value of our common stock on each grant date:

Grant Date	Number of common shares subject to options granted	Exercise price per share(1)	Estimated per-share fair value of options(2)	Estimated fair value per share of common stock at grant date
March 2020	437,320	$0.10	$0.06	$0.10
July 2020	822,450	$0.10	$0.06	$0.10
September 2020	881,078	$0.10	$0.06	$0.10
December 2020	590,351	$0.10	$0.06	$0.10
January 2021	482,394	$0.10	$0.06	$0.10
March 2021	1,127,870	$0.10	$2.09	$2.17
June 2021	7,897,291	$2.17	$1.35	$2.17

(1)	In April 2020, our board of directors decided to reprice options for 14,976,987 shares of our common stock based in part upon a third-party valuation report, that determined the fair market of our common stock to be valued at $0.10 per share. The options provided in the table prior to April 2020 were granted at the fair market value at the time of grant, as determined by the board of directors.

(2)	The estimated per share fair value of options reflects the weighted-average fair value of options grants on each grant date, determined using the Black-Scholes option-pricing model. We issued options in March 2021 before receiving the updated 409A valuation and recognized the stock-based compensation charge with the updated fair value following the change in valuation methodology.

Income taxes

We account for income taxes under the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. We have established a full valuation allowance against our deferred tax assets due to the uncertainties surrounding the realization of such assets.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Utilization of the NOL carryforwards and research and development tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (Code), as defined in Section 382, and other similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) enacted in March 2020 did not provide an income tax benefit for us given our historical U.S. losses and a full valuation allowance against our net U.S. deferred tax assets.

Recent accounting pronouncements

See “Recent Accounting Pronouncements” in Note 3 to our financial statements included elsewhere in this prospectus for additional information.

Emerging growth company status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” (EGC) can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Off-balance sheet arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk

Interest rate sensitivity

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates. As of June 30, 2021, we had cash and cash equivalents of $11.6 million, consisting of cash and money market funds. However, due to the short-term maturities and the low-risk profile of our cash equivalents, an immediate 10% relative change in interest rates would not have a material effect on the fair value of our cash equivalents or on our future interest income. As of June 30, 2021, we had $32.9 million of borrowings outstanding under our debt facility with Ares Capital, which bears interest at a rate of ABR plus 8.50% per annum or the Eurodollar Rate plus 9.50% per annum, as applicable. The ABR equals the greatest of (a) 3.00%, (b) the prime rate, (c) the federal funds rate plus 0.5% and (d) the three-month Eurodollar Rate plus 1.0%. The Eurodollar Rate equals the greater of (a) 2.00% and (b) the rate per annum appearing on Bloomberg Professional Service Page BBAM1 offered rate for deposits in U.S. dollars at approximately two business days prior to the first day of such interest period for a three (3) month term; multiplied by the Statutory Reserve Rate. The Statutory Reserve Rate is based on a fraction, the numerator of which is the number one and the denominator of which is the number one minus the applicable reserve percentage for that day.

Because we do not have any material operations outside of the United States, we are not currently exposed to significant market risk related to changes in foreign currency exchange rates. Our operations may be subject to fluctuations in foreign currency rates tin the future. We do not believe that inflation, interest rate changes or exchange rate fluctuations have had a significant impact on our results of operations for any periods presented herein. Our operations may be subject to inflation in the future.

JOBS Act accounting election

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.

Business

Overview

We are a commercial-stage medical technology company focused on developing, manufacturing, and commercializing minimally invasive solutions to meet the distinct uterine healthcare needs of women. We have established a broad product line of commercially available, minimally invasive alternatives to hysterectomy, which are designed to address the most common causes of abnormal uterine bleeding (AUB) in most uterine anatomies. Our solutions can be used in a variety of medical treatment settings and aim to address the drawbacks associated with alternative treatment methods and to preserve the uterus by avoiding unnecessary hysterectomies.

There is a significant body of peer reviewed literature that we believe validates the clinical performance of our solutions and supports the ability of our products to meaningfully improve the quality of life for women suffering from AUB. The short- and long-term safety and effectiveness of our endometrial ablation systems, which have obtained approval through the premarket approval application (PMA) process, have been evaluated in multiple clinical trials that had sites audited by the U.S. Food and Drug Administration (FDA).

The American College of Obstetrics and Gynecology (ACOG) estimates that one-third of women will seek treatment for AUB. This represents nearly 18 million women of the approximately 55 million women in the 25 to 50 age group in the United States. In addition to the existing patient population with AUB, we estimate that approximately 750,000 women in the United States suffering from AUB enter the 25 to 50 age group each year, representing a potential annual recurring market opportunity of over $750 million. We are well positioned to serve this patient population and we believe that our solutions have the potential to further change the treatment paradigm and become the standard of care for AUB.

AUB is caused by a variety of factors and is characterized by menstrual blood loss in excess of 80 milliliters (ml) per menstrual cycle, which is two to three times the average blood loss during a normal menstrual cycle. These factors include structural causes within the uterus, such as fibroids and polyps, and non-structural causes, such as hormonal imbalances. AUB can have a significant impact on a woman’s quality of life. Women suffering from AUB typically need to change their sanitary products every two hours or less and pass blood clots the size of a quarter or larger. When left untreated, AUB can stop women from engaging in ordinary daily activities during menstruation, which interferes with their family, social, personal, and professional lives. Prolonged bleeding can result in fatigue and, in extreme cases, anemia.

Treatment for AUB is dependent on a number of factors, including the underlying cause of AUB, the patient’s desire for future fertility, and the anatomy of the uterine cavity. The current treatment pathway for patients suffering from AUB typically begins with medical management or drug therapy, to help manage symptoms. When drug therapies are not effective or side effects are intolerable, patients may progress to surgical management, such as endometrial ablation for non-structural causes, or tissue resection for structural causes. If endometrial ablation or tissue resection fail or are contraindicated, physicians may recommend a hysterectomy. While tissue resection preserves fertility, endometrial ablation and hysterectomy are only an option for patients for whom childbearing is complete.

Our devices are designed to provide minimally invasive and clinically validated options for women suffering from AUB and significantly improve a woman’s quality of life, while avoiding unnecessary hysterectomies. Our acquisition of a suite of intrauterine health assets from Boston Scientific Corporation (BSC) in May 2020 enables us to offer a broad suite of products for procedures that address structural and non-structural causes of AUB in most uterine anatomies. Our devices are utilized by obstetrician-gynecologists (OB/GYNs) across a variety of medical treatment settings, including hospitals, ambulatory surgical centers (ASCs), and physician offices.

Our broad suite of solutions is comprised of the following:

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Minerva ES Endometrial Ablation System (Minerva ES) is a PMA-approved endometrial ablation device that utilizes our proprietary PlasmaSense technology, which is designed to dynamically direct plasma energy with real-time power modulation and to enable complete and uniform depth of ablation. This device showed clinical performance that exceeded an Objective Performance Criterion (OPC) developed by the FDA using clinical trial efficacy data from five previously FDA-approved endometrial ablation systems;

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Genesys HTA Endometrial Ablation System (Genesys HTA) is a PMA-approved endometrial ablation device, complementary to our Minerva ES, that is designed to deliver heated saline ablation under continuous, real-time, direct hysteroscopic visualization, and to enable treatment of a wider range of uterine cavities, including those with irregular sizes or shapes;

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Symphion Tissue Removal System (Symphion) is a minimally invasive uterine tissue removal system, components of which were authorized through the 510(k) clearance or received de novo classification from the FDA, that combines bladeless tissue resection and coagulation, continuous visualization, and intrauterine pressure monitoring. These features enable efficient tissue removal while reducing patient risk due to fluid intravasation overload by utilizing a self-contained, recirculating distension fluid management system; and

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Resectr Tissue Resection Device (Resectr) is an FDA-cleared handheld surgical instrument designed to enable the hysteroscopic removal and diagnosis of endometrial polyps, utilizing an oscillating cutting blade, and be compatible with existing fluid management systems, wall suction and hysteroscopes.

We believe our solutions can provide the following important benefits:

•	Improved quality of life. Our solutions are designed to eliminate the pain and life disruption of unwanted, excessive menstrual bleeding, and to improve the quality of life for our patients;

•	Enhanced patient safety. Our proprietary safety enhancements are designed to reduce the potential complications associated with other endometrial ablation and tissue resection alternatives;

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Favorable clinical outcomes. The clinical performance of our PMA-approved products has been evaluated in numerous clinical research studies, demonstrating high rates of procedural success driven by our continued technological innovation;

•	Intuitive design and procedural ergonomics. Our products are designed to offer easy setup and intuitive operation, which we believe enables a rapid learning curve and fast adoption by physicians; and

•	Increased patient comfort and convenience. Our minimally invasive solutions are engineered to maximize the patient’s experience by reducing procedure and recovery times.

The safety and effectiveness of our Minerva endometrial ablation system were evaluated in two clinical studies, the Minerva Single-Arm Study (Single-Arm Study) and the Minerva Randomized Controlled Trial (RCT), which collectively evaluated 263 patients enrolled at clinical centers in the United States, Canada, Hungary, and Mexico. The results from these two studies served as the basis for FDA approval of our PMA in July 2015 and the results of the Single-Arm Study and RCT were published in the Journal of Minimally Invasive Gynecology.

The safety, effectiveness, and clinical benefits of the Genesys HTA were evaluated in a pivotal clinical trial, which included 276 patients enrolled in clinical centers in the United States. The results from this trial served as the basis for the FDA approval of this PMA in April 2001, with Genesys HTA having met all of its primary and secondary safety and effectiveness endpoints. Our Genesys HTA system has subsequently been evaluated in a large number of clinical research studies. The published results and decades of physician use have been consistent with, and we believe have supported, the validity of the data derived from the original PMA clinical study.

We market and sell our products through a direct sales force in the United States. Our target customer base includes approximately 19,000 OB/GYNs practicing in hospitals, ASCs, and physician offices. As of June 30, 2021, our commercial team consisted of approximately 80 field-based personnel that call on OB/GYNs in all major U.S. markets. Our sales and marketing programs focus on educating physicians regarding the use of our products and on providing materials to help them educate their patients about our procedures. We also provide online patient-oriented educational materials about AUB and our products and procedures, which patients may use to consider and then discuss treatment options with their physicians.

Third-party coverage and reimbursement for endometrial ablation and tissue resection procedures performed in a hospital, ASC, or physician office setting are well established in the United States. These procedures are routinely covered and reimbursed by private healthcare insurance, managed care payors, and government healthcare programs. In the United States, the procedures using our products are billed by these healthcare facilities and providers using established Category I Current Procedural Terminology (CPT) codes.

Our research and development team evaluates new product opportunities, product enhancements, and alternative applications of our proprietary technology. For example, our team is currently focused on evaluating options to expand our Symphion product line in order to provide a broader set of compatible solutions for our Symphion controller that will provide additional procedure solutions at a number of different price points. We intend to leverage our core technologies to develop and expand our product offerings through development of new products and technologies, subject to marketing clearance or approval, as well as improvement of our existing portfolio of products and acquisition of complementary products.

Our success factors

We are focused on treating AUB with device-enabled solutions that are minimally invasive and designed to improve a woman’s quality of life, while avoiding unnecessary hysterectomies. We believe the continued growth of our company will be driven by the following success factors:

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Targeting a large and under-penetrated market opportunity. ACOG estimates that one-third of women will seek treatment for AUB. This represents nearly 18 million women of the approximately 55 million women in the 25 to 50 age group in the United States. In addition to the existing patient population with AUB, we estimate that approximately 750,000 women in the United States that will suffer from AUB enter the 25 to 50 age group each year, representing a potential annual recurring market opportunity of over $750 million. We are well-positioned to serve this patient population.

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Broadening our suite of innovative and proprietary minimally invasive solutions focused on women’s intrauterine health. We have established a broad product line of commercially available, minimally invasive alternatives to hysterectomy, which are indicated for use in procedures that treat the most common causes of AUB in most uterine anatomies. Our products can be used in a variety of medical treatment settings and aim to address the major drawbacks associated with device-based alternatives, reduce risks of non-adherence to drug treatments, and preserve the uterus by avoiding unnecessary hysterectomies. We believe our solutions represent a significant competitive advantage and have the potential to further change the treatment paradigm and become the standard of care for AUB.

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Compelling body of clinical evidence. There is a significant body of peer-reviewed literature supporting the safety and effectiveness of endometrial ablation and hysteroscopic tissue resection as treatment modalities for AUB. Clinical performance of our products has been validated and the results have been published in approximately 100 peer-reviewed publications, including, among others, in the Journal of Minimally Invasive Gynecology. We believe that the short- and long-term safety and effectiveness of our PMA approved products have been validated through multiple randomized controlled clinical trials that have had sites audited by the FDA. We believe our body of high-quality clinical evidence demonstrates the strong value proposition of our products and will continue to support increased adoption of our entire suite of solutions.

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Comprehensive and targeted approach to market development and patient engagement. We have established a systematic approach to market development that centers on active engagement with hospitals, physicians, and patients. Our target customer base includes approximately 19,000 OB/GYNs practicing in hospitals, ASCs, and physician offices. Our direct sales organization is focused on prioritizing high volume OB/GYN centers and in building long-standing relationships with key physicians. Our sales force works closely with physicians to incorporate our solution as a new service by reiterating the clinical efficacy and procedural benefits of our products. We support these physicians through all aspects of education, surgical support, and patient follow-up. We further build upon this approach with patient-oriented marketing materials and direct-to-consumer marketing initiatives to help educate patients on AUB and our procedures. We believe that our approach to engagement across multiple constituents will drive increased awareness of, and demand for, our products. In addition, we believe that our broad product portfolio is naturally supportive of our marketing efforts, as we seek to continue to extend our relationships with hospitals and physicians.

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Continued favorable insurance coverage and established inpatient and outpatient reimbursement. In the United States, the procedures using our products are routinely covered and reimbursed by third-party payors, including private healthcare insurance, managed care payors and government healthcare programs. Healthcare facilities, including hospitals and ASCs, and physicians use established Category I CPT codes to bill for the procedures using our products. We believe that current reimbursement in the United States is generally sufficient to cover the costs of the procedure and related patient care, including the costs of our products.

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Robust technical and engineering expertise, supported by our broad strategic intellectual property portfolio. We believe our products incorporate significant technological advancements in gynecologic surgery over the prior generation of endometrial ablation products. Development of our solutions requires a unique combination of expertise in engineering, product and software design, and women’s health. Our technical capabilities and commitment to innovation support a compelling opportunity to advance new technologies and enhance our products, which we believe will continue to differentiate our position. Our issued patents cover various differentiating technical advantages of our disposable devices, controllers, and methods of treatment. As of August 1, 2021, we owned 80 issued U.S. patents, 36 issued patents outside the U.S., and 40 pending U.S. and foreign patent applications to cover key aspects of our devices and future product concepts.

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Proven management team with deep industry expertise. Our senior management team has over 250 years of combined experience in the medical technology and life science industries. Specifically, our team has extensive operating experience in product development, regulatory and commercialization activities, with established relationships with industry specialists in the academic, clinical, and commercial OB/GYN fields. Since our founding, we have built an entrepreneurial culture driven by deep, unified passion for improving women’s health and reducing the debilitating symptoms of AUB.

Our growth drivers

Our mission is to become the market leader in providing innovative technologies that enable physicians to improve the lives of millions of women. We intend to reshape the future of women’s health and establish our device-based, uterus-preserving solutions as the standard of care for the treatment of patients with AUB.

Our strategic levers to drive continued growth include:

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Expanding our commercialization infrastructure in the United States. We have grown our commercial team in the United States to include a direct sales force, which, as of June 30, 2021, consisted of approximately 80 field-based personnel that call on OB/GYNs in hospitals, ASCs, and physician offices in all major U.S. markets. We believe that significant opportunities still exist for further targeted penetration into markets we currently serve, as well as the development of new sales territories. We plan to expand our commercial objectives by recruiting and training talented field-based personnel in existing and new domestic markets, in order to broaden the awareness and deepen the adoption of our solutions. Our target market is primarily the approximately 19,000 OB/GYNs performing surgical procedures in hospitals, ASCs, and physician offices. We believe that further investing in a scalable and productive direct sales force, coupled with continued development of our marketing efforts, will help us increase adoption of our solutions and enhance our market position.

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Facilitating adoption of our products by educating healthcare providers, physicians, and patients on the clinical benefits of our products. We intend to continue to educate hospital personnel, physicians, and patients as well as key opinion leaders and medical societies on the clinical benefits of our products. AUB is a common problem that affects about one in three women in the United States, and we believe our favorable clinical outcomes and high patient satisfaction will help facilitate continued awareness and adoption of our products. We intend to continue to increase engagement with physicians, and enhance our patient-oriented marketing materials for use by physicians to inform women of the availability and benefits of our solutions. In addition, we plan to continue to promote patient awareness through our direct-to-consumer marketing initiatives, which include social medial advertising, patient webinars, and online education. We believe this market development strategy will further facilitate greater adoption of our products.

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Exploiting synergies from recent product acquisitions and driving profitability through scaled operations. Our acquisition of BSC’s intrauterine health assets in May 2020 enabled us to offer a more complete suite of products for the procedures that address structural and non-structural causes of AUB for most types of uterine anatomies. We intend to increase market share through cross-selling our highly complementary portfolio of products. Each solution in our portfolio is uniquely attuned to the needs of OB/GYNs, enabling them to treat a wider spectrum of patients. We believe our broad suite of products will allow us to reach a greater number of hospitals, physicians, and patients and more deeply penetrate the market we serve. We also expect to achieve cost and production efficiencies as we increase supply to meet the anticipated growing demand for our products. We anticipate capturing additional synergies from increased productivity of our sales force and commercial infrastructure, as we broaden and deepen our relationships with our existing and newly acquired accounts.

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Continuing to invest in our research and development efforts to foster innovation and grow our addressable market. We are dedicated to improving the health and well-being of women. Our commitment to providing women with effective alternatives to hysterectomy and addressing AUB fuels our desire to create best-in-class solutions through continuous research and product development. We intend to leverage our core technologies to develop and expand our product offerings through development of new products and technologies, improvement of our existing portfolio of products and acquisition of complementary products. For example, we are currently evaluating options to expand our Symphion product line in order to provide a broader set of compatible solutions for our Symphion controller that will provide additional procedure solutions at a number of different price points. We believe our pipeline initiatives, if successfully developed and cleared or approved, will result in increased access to our products by physicians, who will be able to perform a broader range of procedures using our surgical products, thereby increasing the total number of procedures performed and growing our addressable market.

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Leveraging our clinical success to increase utilization and penetration among existing accounts and to expand into new international markets. We intend to leverage our clinical success to deepen and expand the relationships we have with our existing and newly acquired accounts. Our suite of minimally invasive devices has been designed to provide ease-of-use, which we believe offers a compelling value proposition for hospitals, physicians, and patients. While our current commercial focus is on the large opportunity within the United States, we plan to evaluate expanding into select international markets.

Our market and industry

AUB is a prevalent and debilitating condition that significantly impacts the quality of life of millions of women in the United States. ACOG estimates that one-third of women will seek treatment for AUB, which would represent approximately 18 million women of the 55 million women between the ages of 25 to 50 in the U.S., as of 2019. In addition to the existing patient population with AUB, we estimate that approximately 750,000 women in the U.S. that will suffer from AUB enter the 25 to 50 age group each year, representing a potential annual recurring market opportunity of over $750 million. We believe we are well-positioned to serve this patient population and that our solutions have the potential to further change the treatment paradigm and become the standard of care for AUB in patients that are not contraindicated for endometrial ablation. The Minerva ES and Genesys HTA, like all endometrial ablation products, are contraindicated in certain patients, including, but not limited to, those who are pregnant or who want to become pregnant in the future.

Menstruation

Menstruation is the monthly shedding of the endometrium, or the lining of a woman’s uterus. The endometrium is made up of two layers, the functional layer and the basal layer, and each month in preparation for a possible pregnancy, the basal layer generates a new functional layer. If a woman is not pregnant, the functional layer sheds and the period during which the functional layer is shed is referred to as menstruation. The shedding of this functional layer results in menstrual bleeding, which normally lasts from four to seven days and results in average blood loss of 30 ml per menstrual cycle. The entire menstrual cycle normally occurs within a 21-to 35-day period and the basal layer begins to regenerate a new functional layer in preparation for the next menstrual cycle. The normal menstrual cycle begins at the onset of menstruation, which typically occurs around the age of 12, and continues through the onset of menopause, which typically occurs around the age of 51.

Overview of AUB

AUB is characterized by menstrual blood loss in excess of 80 ml per menstrual cycle, which is two to three times the average blood loss during a normal menstrual cycle. Women who suffer from AUB typically experience a menstrual cycle that is shorter than the normal 21-to 35-day cycle, and often bleed for eight or more days during each menstrual cycle. AUB can have a significant impact on a woman’s quality of life. Women suffering from AUB typically need to change their sanitary products every two hours or less and pass blood clots the size of a quarter or larger. When left untreated, AUB can keep women from engaging in ordinary daily activities during menstruation, which interferes with their family, social, personal, and professional lives. Prolonged bleeding can result in fatigue and, in extreme cases, anemia. AUB is caused by a variety of factors, including hormone imbalances and the presence of pathologies in the uterus, such as fibroids and polyps.

We believe that while the prevalence of fibroids and polyps is known to vary as a function of patient age and race, during the span between ages 25 and 50, the overall distribution between structural and non-structural causes is approximately equal. In 2011, the International Federation of Gynecology and Obstetrics (FIGO) introduced the PALM-COEIN classification system to establish the causality behind AUB. This classification is based on clinical- and imaging-based stratification into the structural (PALM) and non-structural causes (COEIN) of AUB:

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PALM (Polyp, Adenomyosis, Leiomyoma, and Malignancy and hyperplasia): PALM describes the structural causes of AUB, which can be diagnosed by imaging or histopathological evaluation. Among the structural causes of AUB, endometrial polyps and leiomyomas, or uterine fibroids, are most common. Endometrial polyps are hyperplastic overgrowths of cells in the endometrium, which are typically noncancerous, and are often seen in both premenopausal and postmenopausal women. Uterine fibroids are noncancerous growths of the smooth muscle tissue of the uterus that often appear during childbearing years, and are the most common pelvic tumor in women.

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COEIN (Coagulopathy, Ovulatory dysfunction, Endometrial dysfunction, Iatrogenic and Not yet classified): COEIN describes the non-structural causes of AUB, which cannot be diagnosed by imaging because identifiable structures that cause the bleeding are absent. As such, diagnosis depends on the patient’s medical history, physical examination, and laboratory tests. Endometrial dysfunction is prevalent among the non-structural causes of AUB and is considered after exclusion of structural causes.

The diagram below depicts a woman’s reproductive system and possible structural causes of AUB:

Existing treatments and their limitations

Treatment for AUB is dependent on a number of factors, including the underlying cause of AUB, the patient’s desire for future fertility, and the anatomy of the uterine cavity. The current treatment pathway for patients suffering from AUB typically begins with medical management or drug therapy, to help manage symptoms. When drug therapies are not effective or where the side effects are intolerable, patients may progress to surgical management, such as endometrial ablation for non-structural causes, or tissue resection for structural causes. If endometrial ablation or tissue resection fail, or are contraindicated, physicians may recommend a hysterectomy, where the uterus is surgically removed. While tissue resection preserves fertility, endometrial ablation and hysterectomy are only an option for patients for whom childbearing is complete.

Drug therapy. Drug therapy has traditionally been the initial treatment for AUB. Hormonal drugs, such as estrogen-progestin oral contraceptives and drug eluting intrauterine devices (IUDs), are most commonly used to alter the normal menstrual cycle with the objective of reducing bleeding, menstrual pain, or cramps, and provide contraception, if needed. When effective, the patient is typically required to continue drug therapy until menopause. Use of drug therapy can present increased risks and is not recommended for women who smoke, have diabetes with vascular involvement, a history of cardiovascular disease, high blood pressure, or an elevated risk of thrombosis. Many women being treated with hormonal drugs also experience side effects such as hot flashes, nausea, weight gain, mood swings, and depression, as well as other longer-term side effects. For these reasons, we believe many women are reluctant to continue long-term drug therapy.

Endometrial ablation. First-and second-generation endometrial ablation procedures are less invasive, surgical alternatives to a hysterectomy that ablate the endometrium and underlying basal layer.

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First-generation procedures. Historically, these procedures have required pre-treatment to thin the endometrium, such as a drug treatment several weeks in advance of the treatment, or a surgical procedure the day of treatment. During treatment, the uterus is distended through the use of hypotonic fluid, a hysteroscope, and a resectoscopic electrosurgical instrument, such as a rollerball or wire loop, or a laser, to ablate the endometrium and underlying basal layer. This is a procedure that takes approximately thirty minutes, is typically performed under general anesthesia, and requires a high level of surgical skill; therefore, it is rarely performed today. First-generation procedures can result in significant adverse events, including uterine perforation, which can cause damage to the bowel and other organs, and hemorrhaging of uterine blood vessels. Other reported complications include infections, thermal injuries, and hyponatremia (an excessive absorption of fluids), any of which can lead to seizures, congestive heart failure, brain damage, or death.

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Second-generation procedures. These procedures are non-resectoscopic treatments, including those performed with the Minerva ES and Genesys HTA, which were developed to address many of the limitations, complications, and costs related to drug and first-generation surgical therapies. In general, these treatments use a surgical device that is inserted trans-vaginally, and through the cervical canal into the uterus to deliver energy to the uterine cavity and concurrently ablate (destroy) the entire endometrium and the underlying basal layer in a single treatment cycle. Other than the Minerva ES, commercially available devices use a single energy source, such as radiofrequency energy, cryogenic, or direct thermal conduction, each of which have shortcomings that can limit their efficacy. The leading competitor utilizes a coarse metallic mesh to deliver energy to the endometrial wall. This material can present surgical complications, such as the metallic mesh sticking to the ablated uterine tissue. Second-generation procedures are faster, require less general anesthesia or pre-treatment and, in most cases, allow for reduced complication rates when compared to first-generation procedures. However, the potential for complications still exists, including perforation of the uterus, thermal injury to adjacent tissue and organs, hemorrhaging, and infection.

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Hysteroscopic tissue removal. Hysteroscopic tissue removal is a mechanical approach for polyp or uterine fibroid resection performed under local or general anesthesia, using a hysteroscope and distension fluid for direct visualization inside the uterus. This procedure is frequently implemented as the first-line approach for the surgical management of structural causes of AUB; however, there are significant complications to this procedure, including uncontrolled bleeding, infection, fluid overload, and perforation of the uterus. These limitations are inherent to the fundamental design of hysteroscopic tissue removal systems, in which a “cold-knife” approach is used to mechanically resect the tissue without the capability to control bleeding, thereby compromising the procedure safety and extending the procedure and anesthesia time. In addition, older systems require the use of multiple three-liter bags of distension fluid as well as additional equipment for strict fluid deficit accountability and management. This latter requirement is necessary to avoid patient injury, can be difficult for adjunct nursing personnel, and can result in higher overall procedure cost.

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Hysterectomy. Hysterectomy, or surgical removal of the uterus, is performed when a patient has not responded to drug therapy or less invasive surgical procedures, or the patient is not a candidate for such procedures. Hysterectomy surgery must be performed under general anesthesia and typically requires from 90 minutes to several hours to complete. Patients then typically require approximately three days of hospitalization and six to eight weeks of recovery time prior to resumption of normal activities. Hysterectomy can result in serious complications, including blood clots, excessive blood loss, damage to adjacent organs, infection, and death. Additionally, hysterectomy can also result in significant long-term complications, including urinary infections and incontinence, loss of sexual desire, chronic constipation, fatigue, and psychological depression.

Our broad suite of endometrial ablation and tissue resection devices are utilized in procedures that address the most common causes of AUB in most uterine anatomies. We have commercialized advanced devices that we believe have the potential to reduce risks of non-adherence to drug therapies, address several of the limitations associated with other device-based alternatives, and preserve the uterus by avoiding unnecessary hysterectomies. We believe our broad portfolio of products can be used in a variety of medical treatment settings and has the potential to further transform the treatment paradigm and become the standard of care for women suffering from AUB.

Our solutions

We are focused on treating AUB with device-enabled minimally invasive solutions that are clinically differentiated to improve a woman’s quality of life, while avoiding unnecessary hysterectomies. We design, manufacture, and market a portfolio of four innovative, commercially available solutions designed to address the structural and non-structural causes of AUB in most uterine anatomies. Our solutions are utilized by OB/GYNs across a wide range of treatment settings, including hospitals, ASCs, and physician offices. We believe that our ability to offer a broad, complementary, and differentiated product portfolio will support the continued adoption and utilization of our products.

The following table summarizes our product offerings:

Product	AUB Cause	Description
Minerva ES Endometrial Ablation System (Minerva ES)	Non-structural	PMA-approved endometrial ablation device that utilizes our proprietary PlasmaSense technology, which is designed to dynamically direct plasma energy with real-time power modulation and to enable complete and uniform depth of ablation. This device showed clinical performance that exceeded an Objective Performance Criterion (OPC) developed by the FDA using pivotal clinical trial efficacy data from five previously FDA- approved endometrial ablation systems.

Genesys HTA Endometrial Ablation System (Genesys HTA)	Non-structural	PMA-approved endometrial ablation device, complementary to our Minerva ES, designed to deliver heated saline ablation under continuous, real-time, direct hysteroscopic visualization, and to enable treatment of a wider range of uterine cavities, including those with irregular sizes or shapes.

Symphion Tissue Removal System (Symphion)	Structural	Minimally invasive uterine tissue removal system designed to combine bladeless tissue resection and coagulation, continuous visualization, and intrauterine pressure monitoring. These features are designed to enable efficient tissue removal while reducing patient risk due to fluid intravasation overload by utilizing a self-contained, recirculating distension fluid management system.

Resectr Tissue Resection Device (Resectr)	Structural	Handheld surgical instrument designed to enable the hysteroscopic removal and diagnosis of endometrial polyps, utilizing an oscillating cutting blade, and be compatible with existing fluid management systems, wall suction, and hysteroscopes.

Key benefits for patients and healthcare providers

Our goal is to become the clinical leader in the treatment of AUB. We believe that our AUB solutions offer the following benefits:

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Improved quality of life. Our solutions are designed to improve the quality of life for millions of women suffering from AUB by eliminating the pain and life disruption of unwanted, excessive menstrual bleeding and reducing the rate of unnecessary hysterectomies. Our flagship product, the Minerva endometrial ablation system, has received noteworthy patient satisfaction scores, as compared to traditional rollerball treatment methods, as part of our clinical studies. In our Single-Arm Study, the overall patient satisfaction with the procedure was approximately 98%, 97%, and 99% at 12-, 24-, and 36-months follow-up, respectively. Nearly 99% of the patients stated that they maybe or definitely would recommend the Minerva procedure to a friend or a relative at 12 months, and 100% reported that they maybe or definitely would recommend the Minerva procedure at 24 and 36 months.

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Enhanced patient safety. The proprietary safety enhancements of our solutions were designed to reduce the procedural risks associated with endometrial ablation and tissue resection. For example, our Symphion features bladeless resecting and on-demand spot coagulation designed to reduce risk of intra-operative bleeding. It also features an innovative fluid management system that is designed to detect a uterine perforation, prevent distension media overload, and automatically regulate the flow of fluid to help prevent uterine cavity collapse. In addition, our Minerva ES uses a patented two-stage uterine integrity test (UIT) featuring CO2 extension tubes that extend along the entire length of the soft, silicone array, enhancing detection of uterine perforations.

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Favorable clinical outcomes. Our PMA-approved products have been clinically evaluated for their potential to improve clinical outcomes in treating AUB. In our Single Arm Study, the Minerva endometrial ablation system demonstrated a statistically significantly greater success rate at one-year follow-up, compared to the OPC. Additionally, in our Single-Arm Study, the Minerva endometrial ablation system resulted in a hysterectomy rate of 0.9% after 36 months.

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Intuitive design and procedural ergonomics. We believe the intuitive and ergonomic design of our solutions enables a rapid learning curve and fast adoption of our products across a wide range of medical treatment settings, including the hospital, ASCs, and physician offices. These attributes may also enable the acceleration of our minimally invasive solutions used in lower acuity treatment settings.

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Increased patient comfort and convenience. Our minimally invasive solutions are engineered to improve the patient’s experience by reducing procedure and recovery times. Our Minerva ES cervical sealing balloon produces a tight cervical seal that minimizes CO2 leakage, streamlining the treatment to reduce procedure time to approximately three minutes. It also features a soft, silicone array which minimizes the array sticking to uterine tissue and therefore reduces related discomfort during insertion and eases removal of the device. Procedures using our products are typically done on an outpatient basis with patients reporting that they are able to resume normal activities within a day.

Minerva ES

Our the Minerva endometrial ablation system received PMA approval in July 2015 to ablate the endometrial lining of the uterus in pre-menopausal women with menorrhagia (excessive menstrual bleeding) due to benign causes for whom childbearing is complete. The Minerva ES features a disposable handpiece and a controller to deliver plasma energy to ablate the endometrial lining of the uterus. The Minerva ES treatment is a short procedure lasting approximately three minutes, which is performed on an outpatient basis or in-office setting, reducing the need for general anesthesia. Patients typically recover quickly and have reported that they are able to resume normal activities within a day.

The below image depicts our Minerva ES Endometrial Ablation System:

A.	Minerva ES handpiece: Ergonomic and easy-to-use single-use handpiece.
B.	System controller: Continuously monitors tissue impedance (50 times per second), decreasing energy output in real time for a tailored ablation customized to each individual patient.
C.	Cervical sealing balloon: Conforms to the cervix for a hands-free, reliable seal at the uterine opening.
D.	Plasma Formation Array (PFA): Soft silicone array opens without excessive manipulation or seating, and is designed to help prevent tissue from sticking to the array.
E.	Activated PFA: Argon gas contained in the array is ionized to create plasma that seeks out least ablated tissue.

Our slender, single-use handpiece features an ergonomically designed handle, a cervical sealing balloon, a cervical sheath, and a PFA. The PFA is a soft and stretchable silicone membrane that allows easy insertion, deployment, and removal from the uterine cavity. It is designed to ablate uterine tissue to an appropriate and uniform depth, independent of the thickness of the endometrium. The Minerva ES is a low-power system and does not utilize a coarse metallic mesh, which we believe reduces potential for complications related to the array sticking to uterine tissue.

The Minerva ES controller uses our proprietary PlasmaSense technology to customize energy output and consistently deliver the optimal dose of power by continuously adjusting it during the procedure in real time as a function of the many variables unique to each individual uterine cavity. This bi-polar RF system generates a high voltage electrical field to ionize high purity argon gas, which is a common element in our atmosphere, turning it into plasma energy. This hot plasma heats the PFA silicone membrane to both ablate the tissue it contacts and also heat any intra-cavitary fluids, that then ablate areas of the uterine cavity not in direct contact with the PFA. As tissue is ablated, resistance, or impedance, of the tissue increases. Our PlasmaSense technology continuously monitors impedance throughout the uterine cavity (50 times per second) to dynamically direct plasma energy to the least ablated tissue as measured by areas of lowest impedance. As the ablation cycle progresses, the area of tissue still requiring ablation becomes smaller. Our PlasmaSense technology dynamically reduces the total power dosage in an effort to prevent the uterine cavity from being overwhelmed with energy. This modulated power dosage allows for a uniform depth and complete ablation that is customized to each individual patient. The below images depict the modulated power dose from the plasma initiation phase to treatment completion:

Our PlasmaSense technology is able to respond in real-time to the ablation progression unique to each uterine cavity. Our leading competitor is a conventional RF energy-based endometrial ablation system, which use a fixed power level, calculated by multiplying the pre-measured surface area of the uterine cavity by 5.5 watts to determine the power level needed for patient of such cavity size. Once determined, this power level is constant and does not change during the length of the ablation procedure.

The below images depict our power level and the real-time dynamic change in power level compared to the fixed, constant power employed by the leading competitor in a typical endometrial ablation procedure for a uterine cavity that is 6 cm in length and 4 cm in width:

Minerva ES—Dynamic Power	Leading Competitor—Static Power

In addition to the real-time dynamic change in power level, use of our PlasmaSense technology results in much less total energy being delivered to the patient, where total energy is the product of power and time and is represented by the purple area under each of the power curves in the charts depicted above. In the case of these two graphs, as an example, the total amount of energy delivered to the patient during a Minerva ES procedure is approximately one-third of what is used by the leading competitor.

Indications for use

The Minerva ES is indicated for ablation of the endometrial lining of the uterus in pre-menopausal women with menorrhagia (excessive uterine bleeding) due to benign causes for whom childbearing is complete.

Genesys HTA

Our time-tested Genesys HTA is a software-controlled hysteroscopic thermal endometrial ablation system that consists of an operational unit and a sterile procedure set. The Genesys HTA utilizes heated saline that is circulated throughout the interior of the uterus to ablate the endometrial lining. This method of ablation enables the treatment of non-structural causes of AUB in women, including those with a uterus of irregular shape or size, or with unusual anatomical features. The Genesys HTA treatment was designed to be quick, safe, and effective and provides the user with real-time visualization during the ablation cycle. Our Genesys HTA procedure is performed on an outpatient basis, reducing the need for general anesthesia. Patients typically recover quickly and have reported that they are able to resume normal activities within a day. The combination of our Minerva ES and Genesys HTA systems enables us to treat non-structural causes of AUB in a broad population of women.

The below image depicts our Genesys HTA Endometrial Ablation System:

A.	Genesys HTA handpiece: Ergonomic and easy-to-use single-use handpiece.
B.	ProCerva procedure sheath: Maintains a complete cervical seal, which is verified before procedure initiation and monitored during the ablation cycle.
C.	Tapered “sieve” tip: Aids in debris handling and helps prevent clogging of device or tubing.

D.	Controller: Displays step-by-step instructions and real-time procedure information, including time, temperature, and fluid loss monitoring.
E.	Cassette: Compact, disposable component that heats, filters, and controls fluid flow.
F.	Hysteroscope*: Engineered for continuous direct visualization to enable treatment of a wider range of uterine cavities. *The hysteroscope is not included in the product offering, but available to physician offices.

Our Genesys HTA was designed for direct visualization and intuitive operation to deliver a versatile treatment for AUB. This system features a controller, intuitive graphical user interface, an adjustable-height pedestal, and a fixed-length intravenous fluid pole. Information on the display screen guides the user through each step, allowing for rapid set-up and procedural efficiency. The disposable procedure set was designed for ease-of-use and includes a cassette, a procedure sheath, and a drainage bag.

The Genesys HTA features a proprietary method of ablation that utilizes free-flowing heated saline that conforms to each patient’s uniquely shaped uterine cavity, thereby providing consistent treatment across most uterine shapes and sizes. Fluid is circulated by an impeller pump at 50 to 60 mmHg of pressure. The motor speed is preset and not adjustable by the user to ensure consistency. Fluid heating is regulated by our microprocessor-based controller and occurs in the disposable cassette via a heater with temperature sensors. Fluid temperature in the cassette is shown on the user-friendly display screen during heating, ablation, and cooling phases of the procedure.

Indications for use

The Genesys HTA is a hysteroscopic thermal ablation device indicated for ablation of the endometrial lining of the uterus in premenopausal women with menorrhagia (excessive uterine bleeding) due to benign causes for whom childbearing is complete.

Symphion

The Symphion was designed to transform the way OB/GYNs remove uterine tissue. The Symphion consists of a controller, a disposable fluid management system, an endoscope, and a disposable resecting device. To our knowledge, the Symphion is the only minimally invasive solution to include three proprietary innovations that work as one. It combines bladeless resection and coagulation with novel recirculating fluid management and pressure monitoring technologies to provide OB/GYNs with what we believe is a differentiated surgical experience. The minimally invasive procedure performed with the Symphion requires no incisions. The procedure is performed on an outpatient basis, during which minimal anesthesia is administered, and patients have reported that they are able to resume normal activities within one to two days. The Symphion is a fully integrated solution for resection and coagulation of uterine tissue designed to facilitate viewing with a hysteroscope during diagnostic and operative hysteroscopy. It also provides fluid management through the closed loop, recirculation of filtered distension fluid, which reduces patient risk for fluid intravasation overload. Based on the clinical research efforts to date, the Symphion technologic and procedural features may allow for reduction of the risk of complications and shortening recovery time.

Our Symphion uses a proprietary radio-frequency (RF) plasma cutting technology instead of mechanical cutting blades. The device is designed with a rounded end to reduce the risk of uterine perforation and features spot coagulation, which is unique to the Symphion. This feature allows the OB/GYNs to control bleeding and maintain adequate visualization during the procedure thereby enhancing the safety profile of the procedure. To our knowledge, it is the only system to directly monitor intrauterine pressure from inside the uterus and automatically regulate the flow of fluid to help prevent cavity collapse and maintain visibility.

The below image depicts our Symphion Tissue Removal System:

A.	Disposable saline bag: One 3-liter saline bag volumetrically limits fluid overload. The system is intuitively designed to use no more than 2,500 ml of saline to reduce the possibility of fluid overload via intravasation and facilitates improved surgical workflow for nurses.
B.	Fluid management accessories: Closed loop system that filters saline, limits fluid absorption, and enables continuous, clear visualization of the cavity.
C.	Controller: Integrated controller combines seamless resection and fluid management control in one system.
D.	Foot switch: Integrated foot switch designed for OB/GYN’s ease-of-use that features a button to turn on fluid circulation, a yellow pedal to activate resection, and a blue pedal to activate spot coagulation to control bleeding for a clear and consistent view throughout the procedure.
E.	Resection device: 3.6 mm resection device designed to enhance resection rate and efficiency. The technology features a bi-polar energized blade to allow for seamless resection of a wide spectrum of tissue types independent of their size and hardness. Additionally, the resection device features coagulation technology designed to minimize blood loss.
F.	Hysteroscope: 6.3 mm hysteroscope has four separate channels designed to address the common challenges of surgery: visibility, uterine cavity collapse, inadequate aspiration, and the ability to directly monitor uterine pressure.

The below image depicts in more detail the key features of our proprietary resection device and hysteroscope:

Resection device

1.   Axially reciprocating RF plasma resection cutting tip (also serves as a coagulation electrode when in coagulation mode)

2.  Large cutting window enables fast resection and aspiration

3.  Cutting tip guide plug helps ensure reliable and effective aspiration of resected tissue

4.  Orientation marks facilitate proper positioning of cutting window

Hysteroscope

1.   Outflow/working channel for tissue resection and aspiration

2.  Inflow channel enables adequate inflow of saline

3.  Camera lens to enable procedure visualization and guidance

4.  Dedicated uterine pressure sensor channel

Indications for use

The Symphion is indicated to distend the uterus by filling it with saline to facilitate viewing with a hysteroscope during diagnostic and operating hysteroscopy and provide fluid management through the closed loop recirculation of filtered distension fluid. It is also intended for resection and coagulation of uterine tissue, such as intrauterine polyps and myomas, using a bipolar resecting device.

Resectr

Resectr is an easy-to-use, minimally invasive surgical device used in hysteroscopic polypectomies providing OB/GYNs the ability to remove multiple polyps under direct visualization with one entry into the uterus. Resectr comes in two different sizes and provides the OB/GYN with a cost effective and highly functional tool for treating very common structural causes of AUB. Tissue removal with the Resectr device is a simple, minimally invasive surgical procedure that does not require hospitalization and, in many cases, can be completed in a doctor’s office for both comfort and convenience.

When using Resectr, OB/GYNs are able to both see and treat polyps that may need to be removed. Resectr is an oscillating resection device that works with existing fluid management systems, uterine wall suction, and hysteroscopes. Each resecting blade is bi-directional, internally rotating, and oscillating, to provide six rotations per handle squeeze and release cycle.

The below image depicts our Resectr Tissue Resection Device:

A.	Ergonomic handle: Designed to alleviate tension and pressure on the user’s hands.
B.	Rotating cannula: Ergonomic and intuitively designed to allow OB/GYNs the ability to position viewing window without rotating their hand.
C.	Outflow port: Works with existing fluid management system, wall suction, and hysteroscopes.
D.	Sheath: Available in 1.65 mm / 5 French OD (5Fr) and 3 mm / 9 French OD (9Fr) diameters for increased surgical flexibility.
E.	Resection blade: Bi-directional blade, internally rotating and oscillating, to provide six rotations per handle squeeze and cycle release. Features drive-by-wire design to allow for continuous removal of tissue during resection.

Indication for use

The Resectr is indicated for intrauterine use by physicians trained in hysteroscopy to resect and remove tissue, including focal lesions such as endometrial polyps.

Our clinical results and studies

OB/GYNs practice evidence-based medicine and rely on clinical data when making decisions to treat their patients suffering from AUB. We have developed a substantial body of clinical data, many of which have been published in peer-reviewed specialty journals. We believe our body of clinical evidence supports the safety and effectiveness of our PMA-approved products and strengthens our ability to facilitate adoption of our Minerva ES and Genesys HTA.

Minerva

The safety, effectiveness, and clinical benefits of our Minerva endometrial ablation system were evaluated in two Company-sponsored clinical studies, the Minerva Single Arm Study and the Minerva RCT, which collectively evaluated 263 patients enrolled at clinical centers in the United States, Canada, Hungary, and Mexico. The results from these studies served as the basis for the FDA approval of our PMA in July 2015 and the results from the Single Arm Study and RCT were published in the Journal of Minimally Invasive Gynecology. In addition, several other abstracts have been published on the safety and clinical benefits of our Minerva ES.

Summary of Minerva Single-Arm Study

Our Single-Arm Study was a Company-sponsored prospective, multi-center, single-arm, international clinical study of female patients between 25 and 50 years of age diagnosed with menorrhagia, or excessive menstrual bleeding. A total of 110 patients were enrolled across seven investigational centers in Canada, Hungary, and Mexico. Menstrual diary scores were collected pre-operatively and monthly for 12 months post-procedure. Long-term safety and effectiveness outcomes at 24 and 36 months were also collected for this study.

This investigation was designed as a single-arm study comparing the effectiveness of the Minerva endometrial ablation system with that of the FDA established objective performance criteria (OPC). The OPC was developed with input from industry and members of the Obstetrics and Gynecology Devices Panel. The OPC incorporated data from the pivotal clinical trials of the five approved endometrial ablation systems, which we refer to below as the OPC comparison group. These five studies were randomized, controlled trials that used the same active control, which was rollerball ablation, and had similar patient populations. The study sizes ranged from 260 patients to 322 patients, with either a 1:1 randomization or a 2:1 (device:control) randomization scheme. The primary endpoint was reduction in menstrual blood loss as assessed by a Pictoral Blood Loss Assessment Chart (PBLAC). The inclusion criteria required either a baseline PBLAC score of greater than 150 (four studies) or greater than 185 (one study), and individual patient success was defined as a PBLAC score of 75 or less at 12 months post-procedure. The intent-to-treat population consisted of all patients randomized for either the endometrial ablation device or rollerball ablation. Patients with missing PBLAC scores at 12 months were treated as failures. A study was considered a success if the proportion of successes in the endometrial ablation device group met a pre-specified non-inferiority margin compared to the proportion of successes in the rollerball ablation control group.

The analysis of success rates for the five previously approved endometrial ablation devices was performed and provided by the FDA. Based on this success rate data (Her Option, 67.4%; Hydro ThermAblator, 68.4%; MEA, 87%; NovaSure, 77.7%; ThermaChoice, 80.2%), the average success rate for the OPC was 75.6%, with lower and upper 95% confidence bounds of 65.6% and 83.5%, respectively.

Inclusion and exclusion criteria used for this study were consistent with those used for other endometrial ablation technologies in their respective FDA clinical studies.

The primary effectiveness endpoint was reduction in blood loss assessed using the time-tested and validated PBLAC menstrual diary scoring system. Patient success was defined as a reduction in PBLAC score from 150 or greater pre-treatment to a PBLAC score of 75 or less 12, 24, and 36 months post-procedure without incidence of acute treatment failure or additional therapy to control menorrhagia during the follow-up.

Efficacy results

Patient follow-up and compliance during this study were 100% completion of the 12-month visit and no patients lost to follow-up.

The primary effectiveness endpoint was to determine if the success rate for our Minerva endometrial ablation system was equal to or less than the OPC of 65.6%. In patients treated with our Minerva endometrial ablation system, the 12-, 24-, and 36-month follow-up success rates (heavy menstrual bleeding reduced to less than the normal level) were 91.8%, 91.9%, and 93.1%, respectively, and were statistically significantly greater than FDA-established OPC success rate of 66% (p < ..0001). A secondary analysis performed using the same approach demonstrated that the success rate of the Minerva treatment was also statistically significantly greater than the OPC’s 95% upper confidence bound of 83.5% (p < .0001). The results are presented below:

Success rates	12 months* (Total N = 110)		24 months** (Total N = 101)			36 months** (Total N = 101)
Normal or less monthly bleeding	n	%	n		%	n	%

Success N (%)	101	91.8	92.8	†	91.9	94	93.1

95% CI	(85.0, 96.2)		(86.2, 97.6)			(86.2, 97.2)

N = total number of study patients; CI = confidence interval

*	Based on PBLAC diary scores

**	Based on questionnaires

†	Estimated number of successes using a regression multiple imputation procedure

The secondary effectiveness endpoints included amenorrhea rates (zero bleeding), patient satisfaction, treatment time, and anesthesia. Amenorrhea rates were evaluated using PBLAC diary scores during the first 12 months and based on responses to questions during the long-term follow-up an average of 4.8 years after the procedure. The amenorrhea rate was 66.4% and 57.4% at 12 months and an average of 4.8 years of follow-up, respectively. The results are presented below:

Amenorrhea rate (At 12 months and greater than 36 months post treatment)	12 months* (Total N = 110)		>36 months** (Total N = 101)
	n	%	n	%

N (%)	73	66.4	58	57.4

95% CI	(56.7, 75.1)		(47.2, 67.2)

N = total number of study patients; CI = confidence interval

*	Based on PBLAC diary scores

**	Based on questionnaires; mean follow-up time 4.8 years

Patient satisfaction was also assessed at the 12-month follow-up, and out of those patients who responded to the survey, 97.6% (81/83) were satisfied or very satisfied with the Minerva procedure. Patient satisfaction during long-term follow-up was reported as 97.2% (70/72) at 24 months, and 98.9% (92/93) at 36 months. In addition, at the 12-month follow-up interval, 98.8% (82/83) of patients stated that they maybe or definitely would recommend the procedure to a friend or a relative.

The mean procedure time from insertion of the Minerva handpiece to the time of removal was determined to be 3.9 ± 1.5 minutes. General anesthesia was administered to approximately 9% of patients. Over 57% of patients received a paracervical block with IV sedation and approximately 12% received IV sedation.

Premenstrual symptoms and dysmenorrhea, or menstrual pain or cramps, were evaluated at baseline and following the Minerva procedure. At the 12-month follow-up, reduction in pre-menstrual symptoms was reported by 80.8% (84/104). At 24 and 36 months of follow-up, 65.3% (47/72) and 72% (67/93) of patients reported a reduction in pre-menstrual symptoms, respectively. For the same time intervals, 54.8% (57/104) of study patients who were treated reported a reduction in dysmenorrhea at 12 months, and 48.6% (35/72) and 55.9% (52/93) reported a reduction at 24 and 36 months, respectively.

Avoidance of hysterectomy

During the 12-month follow-up period, hysterectomy was avoided in 100% of study patients. Furthermore, no patients required any other additional medical or surgical interventions to control uterine bleeding. At 36 months of follow-up, hysterectomy was avoided in over 99% of study participants, with one patient undergoing hysterectomy between 12 and 24 months following the procedure for pre-existing pelvic pain unrelated to the endometrial ablation. No other hysterectomies were reported during the 36-month study period.

Safety results

The primary safety measure was based on the adverse events (AEs) reported during the study. AEs for the Minerva procedure were reported from the time of procedure through the 36-month follow-up. Serious adverse events (SAEs) included pelvic inflammatory disease, which was not observed during the follow-up period two weeks to 12 months post-procedure and pelvic cramping was observed in two patients (2.0%) during the follow-up period 12 to 36 months post-procedure. The type and rate of reported AEs were consistent with those commonly observed with endometrial ablation independent of the modality used.

Minerva Single-Arm Study conclusions

This multi-center study demonstrated that the Minerva system and procedure was well tolerated and produced results that were statistically significantly superior compared with the OPC. The Minerva procedure produced high amenorrhea and patient satisfaction rates, was fast, easy to use, and required less general anesthesia. We believe these results suggest that the Minerva endometrial ablation system could be considered a minimally invasive treatment method of choice since hysterectomy was ultimately avoided in all but one case.

The results of our Minerva ES Single-Arm Study as compared to the published results of the OPC comparison group studies are summarized in the table below. For the products in the OPC group, we have included the procedure times, amenorrhea rates, success rates, and hysterectomy rates. All of these important data are published in the FDA-approved Instructions for Use and Summary of Safety and Effectiveness documents for the respective products. Only success rate results were utilized by the FDA to establish the OPC that was utilized by the FDA in granting the Minerva ES PMA approval.

Manufacturer	Minerva Surgical, Inc.	Hologic, Inc.	CooperSurgical, Inc.	Minerva Surgical, Inc.	Johnson & Johnson - Ethicon Endo- Surgery, Inc.	Microsulis Medical Ltd.
Device	Minerva ES	Novasure	Her Option	Genesys HTA	ThermaChoice(1)	MEA(1)
Energy Utilized	PlasmaSense	Radiofrequency	Cryoablation	Heated Saline	Heated Saline Balloon	Microwave
Uterine Anatomy	Normal	Normal	Normal	Normal and Abnormal	Normal	Normal
Mean Procedure Time	3.1 minutes	5.0 minutes	No data available	26.4 minutes	27.4 minutes	3.45 minutes
Amenorrhea rate	71.6%	36.0%	22.0%	35.0%	13.2%	55.3%
Success Rate	91.8%	77.7%	67.4%	68.4%	80.2%	87.0%
Hysterectomy Rate (at 36 months post-treatment)	0.9%	6.3%	8.3%	10.2%	8.6%	No data available

(1)	No longer commercially available.

Summary of Minerva RCT study

Our RCT study was a Company-sponsored prospective, multi-center, randomized, international clinical study of female patients between 25 and 50 years of age diagnosed with menorrhagia, or excessive menstrual bleeding, who had received no endometrial pre-treatment. A total of 153 female patients were randomized 2:1 with 102 patients treated with the Minerva endometrial ablation system and 51 patients treated with rollerball ablation, as the control, at 13 investigational centers in the United States, Canada, and Mexico. Menstrual bleeding data were collected at baseline, 6 and 12 months post-procedure. Long-term safety and effectiveness outcomes at 24 and 36 months were also collected for this study.

Inclusion and exclusion criteria used for this study were consistent with those used for other endometrial ablation technologies in their respective FDA clinical studies.

The primary effectiveness endpoint was reduction in blood loss as assessed using the Alkaline Hematin (AH) method, which is a validated, quantitative method of measuring blood loss by assessing the used sanitary products. Patient success was defined as a reduction in AH value ≥ 160 ml to AH value ≤ 80 ml at 12, 24, and 36 months post-procedure without incidence of acute treatment failure or additional therapy to control menorrhagia during the follow-up.

Efficacy results

The 12-month follow-up success rate was 93.1% in the Minerva group and was demonstrated to be statistically significantly higher (Fisher’s exact test, p = .02) when compared to the 80.4% success rate in the control group. The results are presented below:

Success rate	12 months
	Minerva ES N=102	Control N = 51	p-value

N (%)	95 (93.1)	41 (80.4)	.02
95% CI	86.4, 97.2	66.9, 90.2

N = total number of study patients; CI = confidence interval

The secondary effectiveness endpoints included amenorrhea rates, patient satisfaction, treatment time, and anesthesia. Amenorrhea rates, or no menstrual bleeding rates, were evaluated at 12 months based on AH value, or subject to certification of no bleeding during the 30-day period prior to the follow-up visit. The amenorrhea rate at 12-month follow-up was 71.6% (73/102) for the Minerva-treated patients and 49.0% (25/51) for the control group, with this difference also achieving statistical significance (Fisher’s exact test, p = .01). The results are presented below:

Amenorrhea* rates	12 months
	Minerva ES N=102	Control N = 51

N (%)	73 (71.6)	25 (49.0)

95% CI	61.8, 80.1	34.8, 63.4

N = total number of study patients; CI = confidence interval

*	Based on AH value or patient’s written certification of no bleeding 30 days prior to 12-month visit

Patients were asked about their level of satisfaction with their endometrial ablation treatment for menorrhagia at the 12-month follow-up. A significantly higher rate of satisfaction was observed in the Minerva group at 91.9% versus 79.5% reported by the control group (Fisher’s exact test, p < .05). Patients were also asked if they would recommend the procedure to a friend or relative. At 12-month follow up, 94.9% (94/99) of the patients in the Minerva group and 88.6% (39/44) of patients in the control group said they maybe or definitely would recommend the procedure to a friend or relative with a similar problem.

The mean procedure time from insertion of the Minerva handpiece to the time of removal was determined to be 3.1 ± 0.5 minutes and was statistically significantly less than the procedure time for the control group, which was 17.2 ± 6.7 minutes (unequal variance t test, p < .0001). In addition, the mean cervical dilation for the Minerva group of 6.8 ± 1.1mm was statistically significantly less than the cervical dilation used for the control group, which was 9.3 ± 1.5 mm (t test, p < .0001).

The reduction of pre-menstrual symptoms at one-year post-procedure was slightly higher in the patients treated with the Minerva endometrial ablation system 53.5% (53/99) compared to the control group 43.2% (19/44). For the reduction in dysmenorrhea, or menstrual pain or cramps, one year after treatment however, the outcomes were similar for the two groups, with the Minerva group showing 46.5% (46/99) and the control group 45.5% (20/44).

Safety results

The primary safety measure was based on the AEs reported during the study. AEs for the Minerva procedure were reported from the time of procedure through the 36-month follow-up. For the follow-up period from 12 to 36 months post-procedure, the only SAE (serious adverse event) considered to be related to the device or the procedure included one case of chronic pelvic pain secondary to hematometra. The percent of patients with one or more device- or procedure-related AEs was similar between the Minerva group compared to the control group during the 12-month follow-up period post-procedure. The most common AEs reported are set forth below.

Adverse Events and Symptoms	Follow-up period <24 hours post-procedure		Follow-up period ≥24 hours to 2 weeks post-procedure		Follow-up period ≥2 weeks to 12 months post-procedure
N (%)	Minerva N = 102	Control N = 51	Minerva N = 102	Control N = 51	Minerva N = 102	Control N = 51
Pelvic Cramping	51 (50.0)	23 (45.1)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
Vaginal Discharge and/or Unpleasant Vaginal Smell or Burning or Other Abnormal Sensation	32 (31.4)	16 (31.4)	1 (1.0)	0 (0.0)	0 (0.0)	0 (0.0)
Bleeding or Spotting	39 (38.2)	15 (29.4)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
Nausea and/or Vomiting	17 (16.7)	8 (15.7)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
Weakness, Fatigue, Sleepiness, Lack of Concentration, Dizziness	5 (4.9)	1 (2.0)	1 (1.0)	1 (2.0)	0 (0.0)	0 (0.0)
Abdominal Pain	0 (0.0)	0 (0.0)	3 (2.9)	1 (2.0)	0 (0.0)	0 (0.0)
Circulatory Symptoms	5 (4.9)	3 (5.9)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)

N = total number of study patients

Other clinical observations

During the 12-month follow-up period, hysterectomy was reported in 2.9% of patients in the Minerva group and 5.9% of patients in the control group, respectively. Compared with the Minerva group, a greater number of patients in the control group required additional medications, including oral contraceptives, tranexamic acid, or surgical treatment to control bleeding at one year. The rate of medical and surgical reintervention for excessive bleeding was 2.9% in the Minerva group, compared with 11.8% in the control group.

Long-term follow-up

Study participants were followed for a total of 36 months. A total of 88/102 (86.3%) of Minerva patients and 37/51 (72.5%) of patients in the control group completed the 36 months of follow-up, representing long-term retention rates similar or better than in other similar studies. Per FDA recommendations when conducting Intent-to-Treat (ITT) statistical analysis, all patients lost to follow-up were considered study failures, resulting in study success erosion for both arms of the study. However, the difference in success, amenorrhea, and patient satisfaction between the Minerva group and control group of the study remained statistically stable. The final study report has been submitted to the FDA and the results have been included in the product’s approved labeling.

Minerva RCT study conclusions

The results of this multicenter RCT demonstrated that at the 12-month follow-up, the Minerva procedure produced statistically significantly higher rates of success, amenorrhea, and patient satisfaction, as well as a shorter procedure time compared with the “gold-standard” rollerball ablation. Safety results were similar for both procedures and showed that the Minerva procedure was well tolerated.

Genesys HTA

The safety, effectiveness and clinical benefits of our Genesys HTA were evaluated in a pivotal clinical trial, which included 276 patients enrolled in clinical centers in the United States. The results from this pivotal trial served as the basis for the FDA approval of a PMA in April 2001 and met all its primary and secondary effectiveness endpoints.

Summary of PMA Pivotal study

Our Genesys HTA pivotal study was a multi-center, randomized, concurrently controlled clinical trial. A total of 276 female patients across nine investigational centers in the United States were randomized 2:1 between the Genesys HTA device (HTA) or rollerball ablation, as the control, with 187 patients in the HTA group and 89 patients in the control group. Patients received one dose of Lupron 7.5mg on menstrual cycle day 21 ± 2 days and the procedure took place 19 to 27 days after injection and menstrual bleeding data were collected at baseline, two weeks, and 3, 6, and 12 months post-procedure. Long-term safety and effectiveness outcomes at 24 and 36 months were also collected for this study, and similar safety and effectiveness results were subsequently demonstrated in a number of clinical studies post-approval.

Inclusion and exclusion criteria used for this study were consistent with those used for other endometrial ablation technologies in their respective FDA clinical studies.

The primary effectiveness endpoint was reduction in blood loss assessed using the FDA standard and validated PBLAC menstrual diary scoring system. Patient success was defined as a statistical difference of <20% in patient success rates between the HTA and control group in the reduction in PBLAC score from 150 or greater pre-treatment to a PBLAC score of 75 or less at 12 months post-procedure. Subjects reporting amenorrhea (no menstrual bleeding), spotting, hypomenorrhea (less than normal menstrual bleeding), or eumenorrhea (normal menstrual bleeding) at 24 and 36 months were considered to have a successful outcome.

Efficacy results

The 12- 24- and 36-month follow-up success rates were 68%, 74%, and 68% for the HTA group, respectively, and 76%, 76%, and 70%, for the control group, respectively. Amenorrhea rates were also evaluated at 12, 24, and 36 months based on PBLAC diary scores. The amenorrhea rates at 12, 24, and 36 months were 35%, 37%, and 39% for the HTA group, respectively, and 47%, 38%, and 35% for the control group, respectively. The results are presented below:

Bleeding rates N = 276	HTA N = 187			Control N = 89
Months post treatment	12*	24**	36**	12*	24**	36**
Number of successful patients	128	139	127	68	68	62
Study success rate	68%	74%	68%	76%	76%	70%
Number of patients with amenorrhea	66	70	72	42	34	31
Amenorrhea rate	35%	37%	39%	47%	38%	35%

N = total number of study patients; CI = confidence interval

*	Based on diary score

**	Based on questionnaire response

The secondary effectiveness endpoints included responses from a quality of life (QoL) questionnaire. QoL scores at pre-treatment and 12, 24, and 36-months post-procedure for both HTA and control study groups are presented in the table below:

Quality of Life (QoL)	HTA	Control

Number of subjects who responded at 12 months	167	83

QoL score (mean ± SD)†
At baseline	54.2 ± 13.5	53.3 ± 13.5
At 12 months	13.0 ± 15.0	11.4 ± 15.2

Leisure activities affected
At baseline	70.1%	66.3%
At 12 months	21.6%	28.9%

Work and activities of daily life affected
At baseline	90.4%	91.0%
At 12 months	19.8%	20.0%

Number of subjects who responded at 24 months	151	74
QoL score at 24 months++	11.0	10.0

Number of subjects who responded at 36 months	136	67
QoL score at 36 months++	5.0	4.5

†	The QoL information was obtained from the Ruta QoL questionnaire, with a scoring scale range of 2.6 to 89.5. A higher score is associated with increased menorrhagia (e.g., mild = 37.6; moderate = 46.7; and severe = 50.7)

++	There is no standard deviation noted for 24 or 36 months

Safety results

Safety endpoints included AEs associated with each procedure, including device-related complications, time of procedure, and type of anesthesia used. AEs for both the HTA and control group were reported from the time of procedure through the 12 months of follow-up. AEs included transient change in appearance of the cervical epithelium, urinary tract infection (UTI), endometritis, hematometra, and thermal injury. The number of AEs was similar between the HTA group compared to the control group during the follow-up period three to 12 months post-procedure. There was a higher number of AEs in the HTA group compared to the control group at follow-up two weeks post-procedure. The most common AEs in the HTA group were uterine cramping, transient change in appearance of the cervical epithelium, vomiting, nausea, and abdominal pain.

Adverse Events and Symptoms	Follow-up period At two weeks post-procedure		Follow-up period Three to 12 months post-procedure
N(%)	HTA Group N = 184	Control N = 85	HTA Group N = 184	Control N = 85
Uterine cramping	37 (20%)	11 (13%)	25 (14%)	8 (9%)
Transient change in appearance of the cervical epithelium	19 (10%)	0 (0%)
Vomiting	17 (9%)	2 (2%)	3 (2%)	0 (0%)
Nausea	16 (9%)	4 (5%)	3 (2%)	0 (0%)
Abdominal pain	6 (3%)	0 (1%)	2 (1%)	1 (1%)

N = total number of study patients

Post-approval study

A multi-center, single-arm, performance goal, prospective registry study with 1,014 enrolled patients across 18 investigational sites was conducted using investigators experienced with the HTA system. The primary hypothesis of the post-approval study was that the patient rate of clinically significant burns was not significantly greater than 1.0%. The rate of clinically significant burns for the evaluated patient population was statistically significantly lower (p<.005) than the hypothesis rate of 1.0% with one clinically significant burn reported (0.1%). This result enabled preclusion of additional subject enrollment and the study ceased at 1,014 patients.

Post-market studies

The HTA system was subsequently evaluated in a large number of clinical research efforts, the results of which were published in over 76 peer-reviewed original research articles and abstracts. We believe these published results and decades of physician use have supported the validity of the data derived from the original FDA clinical study, demonstrating and re-confirming the safety and effectiveness of the HTA system.

Symphion

The safety, effectiveness, and clinical benefits of our Symphion system have been evaluated in several clinical studies that have resulted in seven publications in the peer-reviewed Journal of Minimally Invasive Gynecology. For example, we have interpreted the study results from Laberge P. et al. published in November-December 2014 to demonstrate that the procedure performed with the Symphion does not result in thermal damage that would be detrimental to future fertility. In an abstract published in November-December 2014, Brill et al. concluded that Symphion provides accurate fluid delivery in response to set pressure. According to an abstract published by Stockwell EL et al. in November-December 2016, Symphion had the least amount of variability when responding to changes in pressure compared to the external pressure monitors used in the Myosure and Truclear systems. We also have interpreted the abstract by Garcia A. et al. published in November-December 2014 to validate the safety of the Symphion in the office setting.

Resectr

Resectr’s effectiveness was evaluated by Demaegd, HMI et al., in an abstract published in the Journal of Minimally Invasive Gynecology in November-December 2016, and we interpret the results of this study to demonstrate that the Resectr met the evaluators’ expectations regarding speed and simplicity of use with tissue resections occurring within less than three minutes.

Sales and marketing

We market and sell our products through a direct sales force in the United States. Our target customer base includes approximately 19,000 OB/GYNs practicing in hospitals, ASCs, and physician offices. Our commercial team works closely with our customers to ensure quality outcomes for their patients.

As of June 30, 2021, our commercial team consisted of approximately 80 field-based personnel that call on OB/GYNs in all major U.S. markets. Our sales force is organized by geographic territory and each sales territory is managed by one of our Territory Managers, who act as the primary customer contact and educate physicians in the use of our products. Most Territory Managers have extensive experience selling medical devices, generally focused on capital equipment and disposable devices used in the operating room environment. Our sales and marketing programs focus on educating physicians regarding the use of our products and on providing materials to help them educate their patients about our procedures. Additionally, we have implemented programs to assist physicians in raising patient awareness about the availability of alternative treatments for AUB by means other than drug therapy, other device-based procedures, and hysterectomy. We dedicate significant resources to educating physicians in the applicability and use of our solutions. We also provide online patient-oriented educational materials about AUB and our products and procedures, which patients may use to consider and then discuss treatment options with their physicians.

We believe that significant opportunities still exist for further targeted penetration into markets we currently serve, as well as the development of new sales territories. Our acquisition of BSC’s intrauterine health assets in May 2020 enabled us to offer a broader suite of products, each uniquely attuned to the needs of physicians so that they can treat a broader spectrum of patients. The acquisition also opened up new accounts, which had not been using the Minerva ES, to our commercial team. We believe the cross-selling opportunity for our highly complementary products will continue to accelerate our ability to reach a greater number of hospitals, physicians and patients while increasing productivity of our sales force and commercial infrastructure. Our ability to broaden and deepen our relationships with our existing and newly acquired accounts allows us to compete more effectively with our primary competitors.

The following graphic depicts our Minerva ES key accounts and highlights the new accounts that were historically purchasing BSC’s intrauterine health products:

We plan to expand our commercial activities by recruiting and training additional field-based personnel in order to broaden awareness for and use of our products. We expect to continue focusing on increasing utilization of our products by existing customers and expanding our customer base. We seek to recruit sales and marketing employees with strong sales backgrounds, with direct experience with medical device products and an understanding of the reimbursement process. We believe investing in a scalable, highly focused direct sales force and continuing the development of our marketing efforts will help us increase adoption of our solutions, driving continued revenue growth and market penetration.

We believe there is a significant population of women who are very interested in a procedure that would completely stop their menstrual bleeding. In June 2017, we conducted a survey regarding women’s intrauterine health. Of the 1,116 participants, 33% (364 women) stated that they believed that they had heavy menstrual bleeding, 52% (578 women) stated that they would be interested in a three-minute outpatient procedure that would significantly reduce or eliminate their menstrual bleeding, and 90% (521 of 578 women) of those women stated that they would prefer a complete amenorrhea over a significant reduction in bleeding.

We intend to continue to promote awareness of our products and the solutions they provide by educating OB/GYNs. We plan to continue to develop our relationships with credible third parties, such as ACOG and AAGL, focusing on patient and physician education. We also intend to continue helping physicians in their outreach to patients and other healthcare providers. In addition, we intend to continue to publish additional clinical data in various industry and scientific journals and through presentations at various industry and healthcare conferences. We believe that many patients suffering from AUB are eager for the solutions that our products can provide. We also intend to continue direct-to-patient education through our website and other means, where patients and their physicians can find educational materials about our products, determine if they are eligible, and find contact information for OB/GYNs who perform procedures with our products.

Research and development

Our research and development team evaluates new product opportunities, product enhancements, and alternative applications of our proprietary technology. These activities are undertaken to improve patient outcomes and expand our addressable market. The research and development team also focuses on simplifying and automating the manufacturing process, reducing manufacturing costs, and improving yields. We intend to leverage our core technologies to develop and expand our product offerings through development of new products and technologies, improvement of our existing portfolio of products and acquisition of complementary products. For example, our team is currently focused on evaluating options to expand our Symphion product line in order to provide a broader set of compatible solutions for our Symphion controller that will provide additional procedure solutions at a number of different price points.

Current and future research and development efforts will also involve sustaining engineering activities focused on continued enhancements and cost reductions for our other products. Our research and development team is working on product manufacturability and reliability enhancements across all product lines in order to further enhance our products’ ease-of-use and overall system reliability for our customers.

Manufacturing and supply

Our products are manufactured, assembled, and packaged in various locations across the United States, China, Germany, and Costa Rica. We rely on a combination of in-house finished product manufacturing and third-party contract manufacturer organizations to produce our products. We also rely on third-party suppliers for the raw materials, components, and sub-assemblies used in our products. Our corporate headquarters in Santa Clara, California supports in-house production and distribution operations, including manufacturing, quality control, raw material, and finished goods storage. We also use a contract third-party logistics partner (3PL) in Memphis, Tennessee to provide additional distribution operations.

Our product lines include four device systems and the main composition of each system is as follows:

•	Minerva ES Endometrial Ablation System: controller and single-use disposable handpiece.

•	Genesys HTA Endometrial Ablation System: controller and single-use disposable ProCerva procedure set.

•	Symphion Tissue Removal System: controller, hysteroscope, single-use disposable Fluid Management Accessory (FMA), and single-use disposable resecting device.

•	Resectr Tissue Resection Device: single-use disposable 5Fr and 9Fr devices.

We rely on third-party contractors to manufacture our Minerva ES disposable handpiece and controller. For our single-use disposable handpiece, we finish the assembly and packaging at our facility in Santa Clara. Our controllers are tested and packaged at our Santa Clara facility and then placed in finished goods inventory. We are currently duplicating the final assembly of our single-use disposable handpiece with a contract manufacturer in China to supplement the manufacturing that occurs in our Santa Clara facility. We expect the new contract manufacturer to be operational in 2022, pending FDA approval.

Our Genesys HTA controller and ProCerva procedure set are currently assembled at BSC manufacturing facilities through April 2022, per the TSA (described below). Our controller and single-use, disposable ProCerva procedure set are currently being transferred to two separate contract manufacturers and we expect that transition to be completed by the fourth quarter of 2021 and the first quarter of 2022, respectively. In addition, the sterilization process for our Genesys HTA ProCerva procedure set and Resectr are currently being transferred from BSC’s sterilization facility to a third-party contract sterilization facility in California. The sterilization validations associated with that transfer are in process.

Our Symphion and Resectr supply chains will remain unchanged from the processes that were in place at the time we acquired these assets from BSC pursuant to the APA (described below). Our Symphion product line will continue to be produced by contract manufacturers in the United States, Germany, and Costa Rica. Our Resectr will continue to be assembled by a contract manufacturer in the United States.

We have a standard operating procedure for supplier evaluation and monitoring. We depend on a limited number of single-source suppliers to manufacture our components, sub-assemblies, and materials, and may not be able to find replacements or immediately transition to alternative suppliers, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition, and results of operations. These single source suppliers provide us with dual pressure sensor monitors, plasma array balloons, custom injection molded and ceramic parts, hollow fiber filters, and complex programmable logic devices, among others. These components, sub-assemblies, and materials are critical and there are relatively few alternative sources of supply. We have not qualified or obtained necessary regulatory approvals for additional suppliers for most of these components, sub-assemblies, and materials and we do not carry a significant inventory of these components.

Many of our third-party contractors are single-source suppliers. We have supply agreements with our contract manufacturers while procuring our materials on a purchase order basis. Order quantities and lead times for components purchased from suppliers are based on our forecasts derived from historical demand and anticipated future demand. Lead times for components may vary depending on the size of the order, time required to fabricate and test the components, specific supplier requirements, and current market demand for the components, sub-assemblies, and materials. Suppliers are routinely evaluated, qualified/re-qualified, and approved based on industry standards and through a stringent supplier management program including on-site audit, as required. This qualification process includes various evaluations, assessments, qualifications, validations, testing, and inspections to ensure the supplier can meet acceptable quality requirements. We have a strict change control policy with our suppliers to ensure that no design or process changes are made without our prior approval. Our current suppliers are capable of continuing to meet our specifications while maintaining high quality standards. We typically maintain one to two months of finished product in inventory.

We moved to our current Santa Clara facility in April 2020. Our manufacturing and distribution operations are subject to regulatory requirements of the FDA’s QSR for medical devices sold in the United States, set forth in 21 CFR part 820. We are also subject to applicable local regulations relating to the environment, waste management, and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal, sale, labeling, collection, recycling, treatment, and remediation of hazardous substances. The FDA monitors compliance with the QSR through periodic inspections of our facilities, which may include inspection of our suppliers’ facilities as well. We believe our manufacturing operations in Santa Clara and the manufacturing operations of our subcontractors are in compliance with regulations mandated by the FDA, QSR requirements, and other governmental regulators. We believe that our facilities are sufficient to meet our current and anticipated manufacturing needs for at least the next two years.

Our failure, or the failure of our third-party suppliers, to maintain acceptable quality requirements could result in the shutdown of our manufacturing operations or the recall of our products. If one of our suppliers fails to maintain acceptable quality requirements, we may have to qualify a new supplier, which could adversely affect manufacturing of our products and result in manufacturing delays as well as have a material adverse effect on our business and financial condition.

Our agreements with Boston Scientific Corporation (BSC) related to the acquisition of the Genesys HTA, Symphion, and Resectr assets are as follows:

Asset Purchase Agreement (as amended)

We entered into an Asset Purchase Agreement with BSC and certain of its affiliates on April 28, 2020, which was subsequently amended on May 14, 2021 (the BSC Purchase Agreement), pursuant to which we purchased the right to certain products and technology for the treatment of abnormal uterine bleeding (the Transferred Intellectual Property), including the Genesys HTA, Symphion, and Resectr (collectively, the IUH Products), in exchange for 8,049,711 shares of our Series D redeemable convertible preferred stock and an aggregate amount in cash equal to $30.0 million, $15.0 million of which was paid at the closing on May 11, 2020. The remaining $15.0 million is due on the earlier of the date that is 15 days after the completion of this offering or October 1, 2021. In addition, the BSC Purchase Agreement contains three separate milestone payments for up to an additional $30.0 million that we may be obligated to pay through 2023 as described below:

•

A revenue-based milestone payment equal to $5.0 million, if net revenue from the IUH Products is less than or equal to $30.0 million in calendar year 2021, and an additional $5.0 million if net revenue is greater than $30.0 million in calendar year 2021 (the First Revenue Milestone). The First Revenue Milestone is expected to be paid in the first quarter of 2022.

•

A revenue-based milestone payment equal to $5.0 million, if net revenue from the IUH Products exceeds $30.0 million in calendar year 2022, and an additional $5.0 million if net revenue is greater than $37.0 million in calendar year 2022 (the Second Revenue Milestone). If earned, the Second Revenue Milestone is expected to be paid in the first quarter of 2023.

•

A development-based milestone payment equal to $10.0 million, was earned when BSC delivered into finished goods inventory at least 20 Symphion controllers that were available for sale, at least 50% of which fully incorporated certain design revisions (the Development Milestone). We have agreed that this milestone was earned, and the Development Milestone will be paid within 15 days following the completion of this offering, or, if this offering has not been completed by October 1, 2021, upon the earlier of the closing of our first financing after October 1, 2021 or the date the First Revenue Milestone is paid.

Minerva Out-License Agreement

In connection with the BSC Purchase Agreement, we entered into a non-exclusive license agreement with BSC on May 11, 2020, pursuant to which we granted BSC a non-exclusive, royalty-free license to certain intellectual property rights transferred under the BSC Purchase Agreement (the Transferred Intellectual Property) within fields of use other than the intrauterine resection of tissue or the intrauterine ablation of tissue. BSC separately granted us a non-exclusive, royalty-free license to any improvement, enhancement, or modification made by or on behalf of BSC to the Transferred Intellectual Property, within the field of use relating to the intrauterine resection of tissue or the intrauterine ablation of tissue. Unless terminated earlier, the Minerva Out-License Agreement will remain in effect until the expiration of the last of the patents included in the Transferred Intellectual Property expires.

BSC Out-License Agreement

In connection with the BSC Purchase Agreement, we entered into an exclusive license agreement with BSC on May 11, 2020, pursuant to which BSC granted us an exclusive, royalty-free license to certain intellectual property rights (Licensed Intellectual Property), within the field of use relating to the intrauterine resection of tissue or the intrauterine ablation of tissue. We separately granted BSC a non-exclusive, royalty-free license to any improvement, enhancement, or modification made by or on our behalf to the Licensed Intellectual Property, within fields of use other than the intrauterine resection of tissue or the intrauterine ablation of tissue. The BSC Out-License Agreement will remain in effect in perpetuity.

Transition Services Agreement

In connection with the BSC Purchase Agreement, we entered into a Transition Services Agreement (the TSA) with BSC on May 11, 2020, pursuant to which BSC must provide certain services, including IUH Products-related operations and transfer complaint processing and reporting, distribution services, finance, information technology, customer service, supplier management, regulatory matters, sales training, and marketing (collectively, the Seller Services) to us for a transitional period following completion of the sale of the Transferred Intellectual Property. With respect to any Seller Service, we must pay for reasonable and documented out-of-pocket third-party costs or expenses incurred by or on behalf of BSC, any agreed-upon fees, and any taxes incurred. The TSA will end on the date on which all Seller Services have been terminated or are no longer being provided or because their terms have expired or, as to any particular Seller Service, upon the end of the time period set forth for such Seller Service in the TSA, whichever is earlier. All Seller Services are expected to terminate by March 2022. Each party to the TSA has the right to terminate it by written notice to the other if the other party is in material breach of its obligations and the other party fails to remedy that breach within 30 days after receiving written notice.

Supply Agreement

In connection with the BSC Purchase Agreement, we entered into a Supply Agreement with BSC on May 11, 2020 (the Supply Agreement), pursuant to which BSC agreed to manufacture and supply the IUH Products to us in accordance with our instructions, and we agreed to order the IUH Products using our form purchase order at agreed-upon product prices.

Unless terminated earlier, the Supply Agreement will continue in full force and effect until the expiration or termination of the TSA. Upon termination or expiration of the Supply Agreement, BSC must fulfill any open purchase orders and we must purchase all IUH Products subject to such open purchase orders, unless the termination was due to BSC’s breach of the Supply Agreement. In addition, we must purchase from BSC, at cost, all raw material and components used in the IUH Products and work in progress and finished inventory of IUH Products held by BSC at the time of termination or expiration of the Supply Agreement.

Competition

The medical device industry, including the market for the treatment of AUB, is highly competitive and subject to change. It is significantly affected by the introduction of new products and technologies and other market activities of industry participants. Many other methods exist for the treatment of AUB. Competing therapies utilize a variety of energy sources and delivery techniques. We currently face direct competition for the treatment of AUB primarily from Hologic, Inc., Medtronic plc, and CooperSurgical, Inc., each of which currently markets an FDA-approved endometrial ablation or tissue resection device. In addition to these devices, alternative treatments of AUB exist, such as drug therapy and hysterectomy.

As drug therapy is an alternative to our procedures, our competitors also include many major pharmaceutical companies that manufacture hormonal drugs for women. Some of our competitors that sell hormonal drugs or other devices for endometrial ablation and tissue resection are large companies that enjoy significant competitive advantages, including:

•	greater name recognition;

•	established relationships with healthcare professionals, customers, and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives; and

•	greater resources for product development, sales, and marketing.

We anticipate that other companies will dedicate significant resources to developing competing products and therapies. Current or future competitors may develop technologies and products that cost less or demonstrate better safety or effectiveness, clinical results, or ease of use than our products. Our products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

We believe the principal competitive factors in our market include:

•	product safety and proven long term effectiveness;
•	strength of high-quality clinical evidence;
•	reliability and ease of use;
•	customer marketing, service, and distribution;
•	effective physician and patient education;
•	physician, physician organization, and key opinion leader acceptance;
•	patient outcomes and feedback;
•	availability of reimbursement; and
•	patent protection.

Our competitors may acquire or in-license competitive products and could directly compete with us. Competitors may also try to compete with us on price both directly, through rebates and promotional programs to high volume physicians, and indirectly, through attractive product bundling with complementary products that offer convenience and an effectively lower price compared to the total price of purchasing each product separately. For example, we believe our competitors have historically undercut the price of our products by offering their products at lower prices to incentivize leading hospitals, ASCs, and physician offices to order more of their products. Smaller companies could also launch new or enhanced products and services that we do not offer and that could gain market acceptance quickly. Additionally, certain of our competitors may challenge our intellectual property, may develop additional competing or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time than we can. As companies develop new intellectual property in our market, there is the possibility of a competitor acquiring patents or other rights that may limit our ability to update our technologies and products which may impact demand for our products. In addition to competing for market share, we also compete against our competitors for personnel, including qualified sales and other employees that are necessary to grow our business.

Government regulation

United States Food & Drug Administration

Our products and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act (FDCA), and its implementing regulations, as well as other federal and state regulatory bodies in the United States. These laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, safety, efficacy, manufacturing, packaging, labeling, storage, installation, record keeping and reporting, clearance or approval, marketing, distribution, adverse event reporting, advertising, promotion, import and export, and post-marketing surveillance of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, approval from the FDA of a PMA, or receipt of de novo classification from the FDA. The 510(k) clearance, PMA approval, and de novo classification processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

Under the FDCA, medical devices are classified into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to a set of FDA regulations, referred to as the general controls for medical devices, which require compliance with the applicable portions of current good manufacturing practice regulations known as the Quality System Regulation (QSR), facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful, and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the general controls and special controls, as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, patient registries, FDA guidance documents, and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, or devices that have a new intended use or use advanced technology that are not substantially equivalent to that of a legally marketed predicate device. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the general controls and special controls described above. Therefore, these devices are subject to the PMA process, which is generally more costly and time consuming than the 510(k) process.

Clinical trials and the investigational device exemption process

Clinical trials are almost always required to support a PMA and de novo classification request, and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (IDE), regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety, or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating, or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (IRB), for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety, or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

The 510(k) clearance process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2021, the standard user fee for a 510(k) premarket notification submission is $12,432.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, the device is automatically classified into Class III. The device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek risk-based reclassification of the device through the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

After a device receives 510(k) clearance or de novo classification, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until marketing authorization is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

The PMA approval process

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling.

Following receipt of a PMA, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA, although in practice the review of an application more often occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Prior to approval of a PMA, the FDA will generally conduct pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2021 includes a standard application fee of $365,657.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

De Novo classification

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act (FDASIA) in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination.

Ongoing regulation by FDA

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

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the FDA’s QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation, and other quality assurance procedures during the manufacturing process;

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labeling regulations, advertising and promotion requirements, restrictions on sale distribution or use of a device, each including the FDA general prohibition against the promotion of investigational products or promotion of approved or cleared products for any uses other than those authorized by the FDA, which are commonly known as “off label” uses;

•	requirements related to promotional activities;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

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medical device reporting (MDR) regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulation;

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medical device corrections, recalls, and removal reporting regulations, which require that manufactures report to the FDA field corrections, recalls or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FD&C Act that may present a risk to health;

•	device tracking requirements; and

•	post-market surveillance regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation, and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls. Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our products under development.

The FDA has broad regulatory compliance and enforcement powers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees, and civil penalties;

•	repair, replacement, refunds, recall, withdrawal or administrative detention, or seizure of our products;

•	operating restrictions, partial suspension, or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMAs of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearance or PMAs that have already been granted;

•	refusal to grant export approvals for our products; and/or

•	criminal prosecution.

Other United States regulatory matters

Medical device companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Manufacturing, sales, promotion and other activities following product clearance, approval or certification are subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments and foreign governments.

For example, in the United States, sales, marketing, and scientific and educational programs must comply with state and federal fraud and abuse, anti-kickback, false claims, transparency, anti-corruption, and health information privacy and security laws and regulations. Internationally, other governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services. These laws include the following:

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U.S. federal healthcare fraud and abuse laws generally apply to our activities because our products are covered under federal healthcare programs such as Medicare and Medicaid. The Anti-Kickback Statute is particularly relevant because of its broad applicability. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order, or prescription of a particular medical device, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Almost any financial arrangement with a healthcare provider, patient or customer could implicate the Anti-Kickback Statute. Statutory exceptions and regulatory safe harbors protect certain arrangements if specific requirements are met. The government can exercise enforcement discretion in taking action against arrangements that do not fit within a safe harbor. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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The federal civil and criminal false claims acts, including the civil False Claims Act, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. A development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. In recent years, the number of suits brought against healthcare companies by private individuals has increased dramatically;

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The Civil Monetary Penalty Act of 1981 and implementing regulations impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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HIPAA prohibits, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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The federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, medical devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value made to covered recipients, including physicians, as defined by law, and teaching hospitals, including ownership and investment interests held by covered physicians and their immediate family members; and beginning with data reported to CMS in 2022, such reporting obligations with respect to payments or transfers of value made in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives;

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The Foreign Corrupt Practices Act (FCPA) prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations; and

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Analogous state and foreign laws and regulations, such as state anti-kickback, anti-referral, and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require certain biotechnology, pharmaceutical, and medical device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require applicable manufacturers to disclose or report certain information related to payments and other transfers of value to physicians and other healthcare providers and entities or sales, marketing, pricing, clinical trials or investigations, marketing expenditures and activities, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions or safe harbors, it is possible that some of our activities could be subject to challenge under one or more of such laws. The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to various interpretations. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Also, we may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

United States healthcare reform

Changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our current and future solutions. Changes in healthcare policy could increase our costs, decrease our revenue, and impact sales of and reimbursement for our current and future products. The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (ACA) in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial, executive, and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal and replace the ACA will impact the law or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through the end of 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators, and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, or expanding access. We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators, and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

U.S. coverage and reimbursement

In the United States, our currently cleared products are not separately reimbursed by any third-party payors and if covered, are paid for as part of the surgical procedure. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used. Because there is often no separate reimbursement for products used in surgical procedures, the additional cost associated with the use of our products can impact the profit margin of the hospital or ASC where the surgery is performed. As a result, failure by physicians, hospitals, ASCs, and other users of our products to obtain coverage and adequate reimbursement from third-party payors for procedures in which our products are used, or adverse changes in government and private third-party payors’ coverage and reimbursement policies, may adversely impact demand for our products.

The process for determining whether a third-party commercial payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

Third-party coverage and reimbursement for endometrial ablation and tissue resection procedures performed in the hospital, ASC or physician office setting is well established in the United States. These procedures are generally covered and reimbursed by private healthcare insurance and managed care payors. In general, the procedures using our products are generally billed by hospitals, ASCs and physicians using established Category I Current Procedural Terminology (CPT) billing codes. CPT codes are developed and maintained by the American Medical Association and used by physicians to report all professional services associated with the procedures using our products. CPT codes are also used by hospitals and ASCs to report the technical component associated with these procedures. Procedures performed using our products are reimbursed differently depending on the place of service, as described in the following chart:

CPT Code*	Description*	Office-Based Professional Fee**	Facility-Based Professional Fee**	ASC Facility Fee**	Hospital Outpatient Facility Payment**

58353	Minerva ES – Endometrial ablation, thermal, without hysteroscopic guidance	$1,057	$237	$1,863	$4,410

58563	Minerva ES – Hysteroscopy, surgical; with endometrial ablation (e.g. endometrial resection, electrosurgical ablation, thermoablation)	$2,258	$253	$1,863	$4,410

58563	Genesys HTA – Hysteroscopy, surgical; with endometrial ablation (e.g. endometrial resection, electrosurgical ablation, thermoablation)	$2,258	$253	$1,863	$4,410

58555	Symphion – Hysteroscopy, diagnostic (separate procedure)	$372	$156	$1,298	$2,623

58558	Symphion – Hysteroscopy, surgical; with sampling (biopsy) of endometrium and/or polypectomy, with or without D&C	$1,496	$237	$1,298	$2,623

58559	Symphion – Hysteroscopy, surgical; with lysis of intrauterine adhesions (any method)	N/A	$292	$1,863	$4,410

58560	Symphion – Hysteroscopy, surgical; with division or resection of uterine septum (any method)	N/A	$322	$1,863	$4,410

58561	Symphion – Hysteroscopy, surgical; with removal of leiomyomata	N/A	$367	$1,863	$4,410

58558	Symphion – Hysteroscopy, surgical; with sampling (biopsy) of endometrium and/or polypectomy, with or without D&C	$1,496	$237	$1,298	$2,623

*	Level 1 (numeric) CPT codes and descriptions are copyrighted by the American Medical Association

**	These estimates are based on the national Medicare payment rates for calendar year 2021.

Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals, and ASCs for procedures during which our products are used. These updates could directly impact the demand for our products. For example, the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA), enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. While MACRA applies only to Medicare reimbursement, Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for our products. However, there is no uniform policy of coverage and reimbursement among payors in the United States. Therefore, coverage and reimbursement for procedures can differ significantly from payor to payor.

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, and exploration of more cost-effective methods of delivering healthcare. In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products. The marketability of our products may suffer if government and commercial third-party payors fail to provide adequate coverage and reimbursement. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

European Union medical devices landscape

The European Union (EU) has adopted numerous directives, regulations and standards regulating the design, manufacture, investigations, conformity assessment, labeling, and adverse event reporting for medical devices. Until recently, medical devices were regulated by Council Directive 93/42/EEC (the EU Medical Devices Directive). EU directives must be implemented into the national laws of the EU member states and national laws may vary from one member state to another. On May 25, 2017, Regulation 2017/745 (the EU Medical Devices Regulation), entered into force, which repeals and replaces the EU Medical Devices Directive. The Medical Devices Regulation was originally intended to become applicable three years after publication, but in April 2020 the transition period was extended by the European Parliament and the Council of the EU by an additional year—until May 26, 2021. Devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025. However, medical devices placed on the market after May 26, 2021 have to comply with the new requirements provided by the EU Medical Devices Regulation.

In the EU, there is currently no premarket government review of medical devices. However, the EU requires that all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I of the EU Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the EU Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system (which must, in particular, comply with ISO 13485:2016 related to Medical Devices Quality Management Systems). If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU.

Notified body certificates of conformity are valid for a fixed duration (which shall not exceed five years). Throughout the term of the certificate, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, incidents must be reported to the relevant authorities of the EU member states, and manufacturers are required to take Field Safety Corrective Actions (FSCAs) to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

The advertising and promotion of medical devices is subject to some general principles set forth by EU directives. According to the EU Medical Devices Directive, only devices that are CE-marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at national level. EU member states laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

On May 25, 2017, the EU Medical Devices Regulation entered into force and became applicable as of May 26, 2021. Unlike directives, which must be implemented into the national laws of the EU member states, regulations are directly applicable, without the need for adoption of EU member state laws implementing them, in all EU member states and are intended to eliminate current differences in the regulation of medical devices among EU member states. The EU Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation.

Among other things, the EU Medical Devices Regulation:

•	strengthens the rules on placing devices on the market and reinforce surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance, and safety of devices placed on the market;

•	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	sets up a central database to provide patients, healthcare professionals, and the public with comprehensive information on products available in the EU; and

•	strengthens the rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

The aforementioned EU rules are generally applicable in the European Economic Area (EEA), which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Other international laws

In Europe, various countries have adopted anti-bribery laws providing for severe consequences in the form of criminal penalties and significant fines for individuals or companies committing a bribery offense. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

For instance, in the United Kingdom, under the U.K. Bribery Act 2010, a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the U.K. Bribery Act 2010. An individual found in violation of the U.K. Bribery Act 2010, faces imprisonment of up to ten years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

There are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain required patient information could significantly impact our business and our future business plans.

Privacy and data protection laws

We are also subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, processing, and security of personal information that identifies or may be used to identify an individual, such as names, contact information, and sensitive personal data such as health data. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.

As of May 25, 2018, Regulation 2016/676, known as the General Data Protection Regulation (GDPR) replaced the Data Protection Directive with respect to the processing of personal data in the European Union (the GDPR requirements are applicable in the EEA). The GDPR imposes many requirements for controllers and processors of personal data. The GDPR allows EU member states to make additional laws and regulations further limiting the processing of genetic, biometric, or health data. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states could subject us to regulatory sanctions, delays in investigations, criminal prosecution and/or civil fines or penalties (for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, on July 16, 2020, the Court of Justice of the EU, Europe’s highest court, held in the “Schrems II” case that the EU-U.S. Privacy Shield, a mechanism for the transfer of personal data from the EU to the U.S., was invalid, and imposed additional obligations in connection with the use of standard contractual clauses approved by the European Commission. Changes to the GDPR and applicable national data privacy laws, including with respect to how these laws should be applied in the context of investigations or other transactions from which we may gain access to personal data, could increase our compliance costs and exposure to potential liability.

Intellectual property

We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, which includes seeking and maintaining patents covering our technology and products, proprietary processes and any other inventions that are commercially or strategically important to the development of our business. We also rely upon trademarks to build and maintain the integrity of our brand, and we seek to protect the confidentiality of our know how and trade secrets that may be important to the development of our business.

To protect our proprietary rights, we rely on a combination of trademark, copyright, patent, and other intellectual property laws, employment, confidentiality and invention assignment agreements, and protective contractual provisions with our employees, contractors, consultants, advisors, suppliers, partners, and other third parties. We generally require out employees, contractors, consultants, and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also generally require our employees, contractors, consultants, and advisors who we work with on our products to agree to disclose and assign to us all inventions conceived during the scope of their work or services provided, using our property or resources or which related to our business. Despite any measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

As of August 1, 2021, we owned 27 issued U.S. patents covering the Minerva ES, with expected expiration ranging from August 2029 to January 2038, not accounting for potentially available patent term adjustment or extension. We owned 17 issued U.S. patents and 20 issued foreign patents in Germany, Great Britain and Ireland covering the Genesys HTA, with expected expiration ranging from November 2028 to December 2035, not accounting for potentially available patent term adjustment or extension. We owned 23 issued U.S. patents and 31 issued foreign patents in France, Germany, Great Britain, Ireland, Italy, Netherlands, Spain, Switzerland covering the Symphion, with expected expiration ranging from October 2031 to April 2037, not accounting for potentially available patent term adjustment or extension. We owned five issued U.S. patents covering the Resectr, with expected expiration ranging from February 2031 to February 2036, not accounting for potentially available patent term adjustment or extension. Our material patents, their jurisdiction, expiration date, and the product to which they relate, are listed in the table below:

Jurisdiction	Patent No.	Expiration	Product	Title	Type of Patent
US	US9814520	March 22, 2032	Minerva ES	System and method for endometrial ablation	Utility
US	US9743978	October 20, 2033	Minerva ES	Systems and methods for endometrial ablation	Utility
US	US9636171	November 13, 2029	Minerva ES	Methods and systems for endometrial ablation utilizing radio frequency	Utility
US	US9585712	October 11, 2031	Minerva ES	Systems and methods for endometrial ablation	Utility
US	US9421059	November 13, 2031	Minerva ES	Device for endometrial ablation having an expandable seal for a cervical canal	Utility
US	US9339330	March 22, 2032	Minerva ES	System and method for endometrial ablation	Utility
US	US9289257	June 6, 2032	Minerva ES	Methods and systems for endometrial ablation utilizing radio frequency	Utility
US	US9259262	May 19, 2034	Minerva ES	Systems and methods for endometrial ablation	Utility
US	US9186208	August 23, 2029	Minerva ES	Systems for endometrial ablation	Utility
US	US9050103	June 9, 2033	Minerva ES	System and method for endometrial ablation	Utility
US	US9050102	June 13, 2033	Minerva ES	System and method for endometrial ablation	Utility
US	US8956348	December 17, 2033	Minerva ES	Methods and systems for endometrial ablation	Utility
US	US8939971	August 1, 2033	Minerva ES	System and method for endometrial ablation	Utility
US	US8926629	October 11, 2031	Minerva ES	Systems and methods for endometrial ablation	Utility
US	US8715278	October 9, 2031	Minerva ES	System for endometrial ablation utilizing radio frequency	Utility
US	US8529562	December 11, 2031	Minerva ES	Systems and methods for endometrial ablation	Utility
US	US10758300	October 6, 2031	Minerva ES	Methods for endometrial ablation	Utility
US	US10722298	October 20, 2033	Minerva ES	Systems and methods for endometrial ablation	Utility
US	US10588689	October 11, 2031	Minerva ES	Systems and methods for endometrial ablation	Utility
US	US10456194	June 9, 2032	Minerva ES	System and method for endometrial ablation	Utility
US	US10105176	November 13, 2029	Minerva ES	Methods and systems for endometrial ablation utilizing radio frequency	Utility
US	US10052150	April 26, 2031	Minerva ES	Device for endometrial ablation having an expandable seal for a cervical canal	Utility
US	US9775542	January 3, 2031	Minerva ES	Apparatus for evaluating the integrity of a uterine cavity	Utility
US	US8394037	November 16, 2030	Minerva ES	Systems and devices for evaluating the integrity of a uterine cavity	Utility
US	US10213151	January 27, 2037	Minerva ES	Systems and methods for evaluating the integrity of a uterine cavity	Utility

Jurisdiction	Patent No.	Expiration	Product	Title	Type of Patent
US	US8343078	August 31, 2030	Minerva ES	Methods for evaluating the integrity of a uterine cavity	Utility
US	US11020045	January 29, 2038	Minerva ES	Systems and methods for evaluating the integrity of a uterine cavity	Utility
US	US10441353	June 24, 2032	Symphion	Tissue extraction devices and methods	Utility
US	US8974448	May 20, 2033	Symphion	Tissue extraction devices and methods	Utility
US	US9636170	June 22, 2032	Symphion	Tissue extraction devices and methods	Utility
US	US9839473	June 22, 2032	Symphion	Tissue extraction devices and methods	Utility
US	US10603104	April 4, 2033	Symphion	Tissue extraction devices and methods	Utility
US	US9439720	May 15, 2034	Symphion	Tissue extraction devices and methods	Utility
US	US9743979	August 30, 2032	Symphion	Tissue extraction devices and methods	Utility
US	US10499987	August 17, 2032	Symphion	Tissue cutting systems and methods	Utility
US	US9737362	July 18, 2034	Symphion	Tissue cutting systems and methods	Utility
US	US10667857	October 20, 2031	Symphion	Tissue extraction devices and methods	Utility
US	US8512326	October 20, 2031	Symphion	Tissue extraction devices and methods	Utility
US	US8728066	October 20, 2031	Symphion	Tissue extraction devices and methods	Utility
US	US9549754	July 6, 2032	Symphion	Tissue extraction devices and methods	Utility
US	US9254142	February 14, 2034	Symphion	Tissue extraction devices and methods	Utility
US	US9827037	April 9, 2032	Symphion	Tissue extraction devices and methods	Utility
US	US10531912	May 2, 2033	Symphion	Medical device and methods	Utility
US	US10537227	April 6, 2037	Symphion	Medical devices and methods	Utility
US	US9439677	December 31, 2033	Symphion	Medical device and methods	Utility
US	US9498244	August 28, 2034	Symphion	Medical systems and methods	Utility
US	US9597149	May 23, 2034	Symphion	Tissue extraction devices and methods	Utility
US	US9999466	October 30, 2032	Symphion	Tissue extraction devices and methods	Utility
US	US10238412	August 29, 2034	Symphion	Tissue resecting systems and methods	Utility
US	US9486233	October 31, 2034	Symphion	Tissue resecting systems and methods	Utility
US	US10376278	February 15, 2036	Resectr	Tissue resectors with cutting wires, hand operated tissue resecting systems and associated methods	Utility
US	US10667836	February 15, 2036	Resectr	Tissue resectors, hand operated tissue resecting systems, and associated methods	Utility
US	US9107691	October 19, 2030	Resectr	Apparatus for rotating medical devices, systems including the apparatus, and associated methods	Utility
US	US8845621	February 13, 2031	Resectr	Apparatus for rotating medical devices, systems including the apparatus, and associated methods	Utility
US	US11000307	October 20, 2032	Resectr	Apparatus for rotating medical devices, systems including the apparatus, and associated methods	Utility
US	US8628311	August 11, 2031	HTA	Thermal ablation system with dispensable therapeutic agent	Utility
US	US9788881	May 31, 2030	HTA	Thermal ablation system with dispensable therapeutic	Utility
US	US8814851	August 23, 2029	HTA	Thermal ablation system	Utility
US	US9226789	November 19, 2028	HTA	Thermal ablation system	Utility

Jurisdiction	Patent No.	Expiration	Product	Title	Type of Patent
US	US8147443	August 3, 2030	HTA	Indirect fluid flow measurement	Utility
US	US8632531	December 23, 2028	HTA	Indirect fluid flow measurement	Utility
US	US8146420	June 1, 2030	HTA	HTA fluid level and fluid type measurement	Utility
US	US8596118	November 25, 2028	HTA	HTA fluid level and fluid type measurement	Utility
US	US8790334	February 22, 2032	HTA	Fluid recirculation debris handling system	Utility
US	US9504511	March 11, 2030	HTA	Fluid recirculation debris handling system	Utility
US	US9144450	February 10, 2034	HTA	Fluid sealant compositions and various medical applications pertaining to the same	Utility
US	US9848910	December 23, 2035	HTA	Medical device for tissue ablation and related methods of use	Utility
US	US10034702	September 15, 2032	HTA	Device for circulating heated fluid	Utility
US	US8226635	May 24, 2031	HTA	Device for circulating heated fluid	Utility
US	US8231658	April 30, 2031	HTA	Introducer device with locking adaptor	Utility
US	US8689592	April 30, 2031	HTA	Introducer device with locking adaptor	Utility
US	US8597305	November 23, 2030	HTA	Tenaculum stabilizer device	Utility

In May 2020, we acquired a portfolio of patents from BSC pursuant to the BSC Purchase Agreement. The patents acquired from BSC expire between March 2025 and October 2037. Some of the acquired patents were subject to a third-party license. As part of the BSC Purchase Agreement, we also acquired licenses to patents that expire between June 2032 and March 2036. The patents and licenses acquired through the BSC Purchase Agreement cover our Symphion, Genesys HTA, and Resectr products.

We entered into a license agreement with Hermes Innovations (Hermes) in October 2008 (the Hermes License Agreement), pursuant to which Hermes has granted us a worldwide, exclusive, royalty-free license to certain of its patents related to tissue ablation to develop, manufacture, commercialize and otherwise exploit products covered by such patents, including our Minerva ES system, solely in the field of use of medical devices for treating a female patient’s uterus and fallopian tubes (Field of Use). Concurrently, we granted to Hermes a worldwide, perpetual, exclusive, irrevocable, paid-up, royalty-free license under all improvements we made between October 2008 and October 2011 relating to the licensed patent rights to develop, manufacture, commercialize, and otherwise exploit products covered by such improvements outside the Field of Use. In consideration for the license granted to us, we issued to Hermes 3,520,000 shares of our common stock. Hermes may terminate the Hermes License Agreement upon 60 days’ written notice to us in the event we materially breach any of our obligations thereunder and the breach remains uncured during such 60 days. The Hermes License Agreement will expire upon the cancellation or expiration of the last-to-expire patent licensed to us. The last to expire of these patents will expire in August 2029.

As of August 1, 2021, we had 40 pending patent applications globally, including 21 in the United States and 19 outside the United States.

As of August 1, 2021, we had trademark registrations for “Minerva,” “Minerva ES”, “Symphion”, “Genesys HTA”, “Genesys HTA Procerva”, and “PlasmaSense” in the United States, and various other countries. Including these trademark registrations, our trademark portfolio contained 43 trademark registration applications.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. We cannot guarantee that patents will be issued from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by our patents. Furthermore, numerous U.S. and foreign-issued patents and patent applications owned by third parties exist in the fields in which we are developing products.

Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or technologies may be alleged to infringe.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. For example, we are in litigation with Hologic, Inc., involving one of our patents. Litigation could be costly and could divert our attention from other functions and responsibilities. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. For more information, see “Risk Factors—Risks Related to Our Intellectual Property” and “Business—Legal Proceedings” below for more information on risks related to intellectual property litigation.

Adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could prevent us from manufacturing, selling, or using the product, any of which could severely harm our business.

We also seek to maintain certain intellectual property and proprietary know-how as trade secrets, and generally require our partners to execute non-disclosure agreements prior to any substantive discussions or disclosures of our technology or business plans. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Facilities

Our corporate headquarters, research and development facilities, and manufacturing and distribution centers are located at 4255 Burton Drive, Santa Clara, CA 95054. The facility is approximately 32,719 square feet and is compliant with all relevant state and federal requirements. Our lease on this facility runs through May 2023. We do not own any real property and believe that our current facilities are sufficient to meet our ongoing needs for at least the next two years and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Human capital resources

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees and consultants into our company. As of August 31, 2021, we have 139 full-time employees in U.S. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationships with our employees to be good. We believe that our diverse backgrounds, unique strengths, talents, and viewpoints make up the fabric of a strong culture. We strive to maintain an environment which is collaborative, and provides for open communication and mutual respect.

Our people and culture objectives include identifying, recruiting, retaining, and integrating our existing and new employees, advisors, and consultants into our company and culture. We offer what we believe is an attractive mix of cash and stock-based compensation and benefit plans to support our employees and their families’ physical, mental, and financial well-being. Our compensation programs also help to increase stockholder value and contribute to the success of our company by motivating such individuals to perform to the best of their abilities and achieve our short- and long-term business goals. We have developed an equitable, merit-based total compensation and rewards program for our employees. Below are some of the benefits offered to employees, most of which become effective shortly following their start date:

•	medical, dental and vision insurance;
•	401K retirement plan;
•	flexible spending accounts for medical expenses, childcare, parking, and transit;
•	health savings accounts (with employer contribution);
•	life insurance;
•	short & long-term disability;
•	voluntary benefits;
•	paid time off and leave of absences;
•	employee assistance program; and
•	wellness program.

We believe our personal and professional growth and development is key to our success. We invest in training, education and coaching for our employees. Our commercial team employees initially train for three weeks and subsequently continue ongoing professional development throughout their tenure to support our customers with high standards of quality and service.

We are also committed to providing a work environment that is free of discrimination and harassment. We are an equal-opportunity employer. We make employment decisions on the basis of a person’s qualifications, and our business needs. We believe in the richness and quality of a working environment that is diverse and inclusive.

Employee safety is a continuing priority. We provide assessment, identification, and implementation of measures to support the health and safety of our employees via our safety committee and external partners. We have maintained strict protocols and provided personal protective equipment during the pandemic to continue to successfully operate within the recommended CDC and local county health department guidelines.

Legal proceedings

We are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, and other legal and regulatory proceedings involving commercial disputes, competition, intellectual property disputes, and other matters, and we may become subject to additional types of claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and legal and regulatory proceedings in the future and as our business grows, including proceedings related to product liability or our acquisitions, securities issuances, or our business practices, including public disclosures about our business. Our success depends in part on our non-infringement of the patents or proprietary rights of third parties. Third parties have asserted and may in the future assert that we are employing their proprietary technology without authorization. We have been involved in multiple patent litigation matters in the past several years and we expect that given the litigious history of our industry and the higher profile of operating as a public company, other third parties, in addition to the parties identified herein, may claim that our products infringe their intellectual property rights. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict.

We are currently involved in the following litigation matters with Hologic, Inc.:

First Hologic action

On November 6, 2015, Hologic, Inc. and Cytyc Surgical Products, LLC (collectively, Hologic) brought a lawsuit alleging that the Minerva ES infringes four patents and asserting various commercial law claims in the U.S. District Court for the District of Delaware. We denied that we infringed and alleged that the asserted patents are invalid. We also countersued on our own commercial law claims. On June 2, 2016, the district court denied Hologic’s motion seeking a preliminary injunction. Hologic ultimately dropped two of the four asserted patents and two patents remained in the case: U.S. Patent Nos. 6,872,183 (the ’183 patent) and 9,095,348 (the ’348 patent). On December 15, 2017, the Patent Office found the asserted claims of the ’183 patent to be invalid. However, the district court denied our motion to dismiss or stay that patent.

A few weeks before trial, on June 28, 2018, the district court held on summary judgment that Minerva infringed the ’183 and ’348 patents. In that same summary judgment order, the district court also granted Hologic’s motion to reject our invalidity defenses under 35 U.S.C. §112 based on the doctrine of assignor estoppel. Starting on July 16, 2018, the district court held a jury trial on the remaining issue of damages for patent infringement of the ’183 and ’348 patents, willful infringement of the ’348 patent, our breach of contract and unfair competition claims, and Hologic’s unfair competition claims. During trial and as to the commercial law claims, the district court only allowed our breach of contract and certain unfair competition allegations to go to the jury. Hologic’s alleged damages with respect to patent infringement amounted to just under $16.9 million. Ultimately, the jury awarded just under $4.8 million and found no willfulness by us. The jury also did not find any breach of contract or unfair competition. After jury trial, the district court rejected Hologic’s request for enhanced damages, but allowed supplemental damages including pre- and post-trial interest. On April 19, 2019, Court of Appeals for the Federal Circuit unanimously affirmed the invalidity of the ’183 patent, which was the only patent on which Hologic was relying in its motion for a permanent injunction as the ’348 patent expired in November 2018. As a consequence, the district court denied Hologic’s post-trial motion for a permanent injunction.

On June 3, 2019, the district court issued its final judgment entering judgment in favor of Hologic as to the infringement of the ’348 patent, and awarding Hologic (i) damages in the amount of $4,787,668, plus prejudgment interest in the amount of $270,533 and post-judgment interest at the statutory rate of 2.44%; and (ii) supplemental damages in the amount of $1,629,304 for sales from April 1, 2018 through August 13, 2018, plus prejudgment interest on that amount at the prime rate compounded quarterly from the date of infringement to August 13, 2018 and post-judgment interest thereafter at the statutory rate until such time as the judgment is paid. Both parties appealed to the Federal Circuit. On October 11, 2019, the District Court approved our supersedeas bond in the amount of $7,094,974 and stayed the execution of the final judgment pending the final resolution of the parties’ appeals.

On April 22, 2020, the Federal Circuit affirmed the district court’s decisions on appeal, except for the district court’s award of pre- and post-judgment interest on the supplemental damages award, which was vacated and remanded. Both parties filed Petitions for a writ of certiorari with the U.S. Supreme Court. The Supreme Court granted our petition, but denied Hologic’s petition. Our petition presented a question for review by the Supreme Court whether assignor estoppel should preclude us from asserting invalidity in the case. The oral argument took place April 21, 2021. On June 29, 2021, the Supreme Court vacated and remanded the Federal Circuit’s decision that Minerva cannot challenge the validity of the ’348 patent due to assignor estoppel. A decision from the Federal Circuit on remand as to the invalidity of the ’348 patent is expected to take a few months.

Meanwhile, on August 28, 2020, the district court issued its amended final judgment pursuant to the Federal Circuit’s remand. The district court amended the award to Hologic as follows: (i) damages in the amount of $4,787,668 plus prejudgment interest in the amount of $270,533 and post-judgment interest at the statutory rate of 2.44% from August 13, 2018 until such time as the judgment is paid; and (ii) supplemental damages in the amount of $1,629,304 from April 1, 2018 through November 19, 2018, plus pre-judgment interest in the amount of $79,073 and post-judgment interest at the statutory rate of 2.28% from June 3, 2019 until such time as the judgment is paid. The District Court also stayed all actions and proceedings to execute the amended final judgment pending appeal. On November 11, 2020, we increased the bond amount to $7,203,414 to sufficiently cover the post-judgment interest accrued during the pendency of the appeal.

Second Hologic action

On April 11, 2017, we brought a patent infringement lawsuit alleging that Hologic’s NovaSure ADVANCED product infringes our U.S. Patent No. 9,186,208 in the Northern District of California and seeking damages from Hologic. Hologic has answered and counterclaimed that it does not infringe, that the patent is invalid, and that the asserted patent needed correct inventorship. We sought a preliminary injunction, and that motion was denied on January 5, 2018. On February 2, 2018, pursuant to stipulation of the parties, this matter was transferred to the District of Delaware. On July 20, 2021, the district court granted Hologic’s Daubert motion excluding certain expert opinions regarding infringement. On July 23, 2021, the district court found on summary judgment that our ‘208 patent is invalid, dismissed the case and entered judgment. On August 24, 2021, we filed a Notice of Appeal with the Court of Appeals for the Federal Circuit.

Third Hologic action

On July 8, 2020, Hologic brought a patent infringement lawsuit alleging that our redesigned Minerva ES infringed the ’348 patent (the same patent at issue in the First Action). Hologic is seeking damages for approximately five months of sales, starting at the end of June 2018 to November 2018 when the ’348 patent expired. Hologic also alleged willful infringement. We answered denying infringement and willfulness and asserting that the patent is invalid. All fact and expert discovery has been completed, except for issues regarding invalidity of the ’348 patent. On January 22, 2021, we filed a motion to stay the case pending the Supreme Court’s review of the First Action. On April 6, 2021, the Court granted our motion and stayed the action pending exhaustion of the appeals in the First Action.

Management

Executive officers and directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of June 30, 2021:

Name	Age	Position

Executive Officers:

David M. Clapper	69	President, Chief Executive Officer, and Director

Dominique J. Filloux	59	Chief Operating Officer

Joel R. Jung	63	Chief Financial Officer

Evgueni (Eugene) V. Skalnyi, M.D.	55	Vice President, Medical Affairs

Non-Employee Directors:

Jill D. Anderson(1)(3)	61	Director

Ali Behbahani, M.D.(2)(3)	45	Director

Catherine Coste(1)(2)	55	Director

Ross A. Jaffe, M.D.(2)	62	Director

David M. Renzi(1)(3)	64	Director

Niquette Hunt(3)	56	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the corporate governance and nominating committee

Executive officers

David M. Clapper has served as our President and Chief Executive Officer since May 2011 and has served as a member of the board of directors since October 2008. Mr. Clapper started his medical device career at Johnson & Johnson. During his 16 years at Johnson & Johnson, he held positions from Sales Representative to Vice President of Product Management, Sales, and Marketing, and a member of the board of directors of Ethicon Inc., Ethicon Endo-Surgery, and Critikon, Inc. In 1993, he became the President and CEO of Focal Inc. (Nasdaq: FOCL – acquired by Genzyme/Sanofi), a biomaterials company in Boston. In 1999, Mr. Clapper began serving as President and CEO of Novacept Inc. in Palo Alto, CA until its acquisition in 2004 by Cytyc Corporation. In 2005 Mr. Clapper began serving as the President and Chief Executive Officer of SurgRx, Inc. until its acquisition in December 2008, by Ethicon Endo-Surgery, Inc., a Johnson & Johnson company. Mr. Clapper is currently serving on the board of directors of Corinth Med Tech. In the past, he also served as a member of the board of directors at SVB Financial Group (Nasdaq: SIVB), Pulmonx Corporation (Nasdaq: LUNG), Conor Medsystems, Inc. (Nasdaq: CONR—acquired by Johnson and Johnson), St. Francis Medical Technologies Inc., (acquired by Kyphon/Medtronic), Baxano, Inc. (acquired by TranS1), DFINE, Inc. (acquired by Merit Medical), IoGyn, Inc. (acquired by Boston Scientific Corporation (BSC)), Neomend, Inc. (acquired by CR Bard), Carbylan Therapeutics, Inc. (Nasdaq: CBYL – acquired by KalVista), Meditrina, Inc., and RELIGN Corporation (acquired by Zimmer-Biomet). Mr. Clapper holds a B.A. in Business from Bowling Green State University.

We believe Mr. Clapper is qualified to serve on our board of directors because of the perspective and experience he brings as our President and Chief Executive Officer, and his experience in leadership positions in the biotechnology and life science industry.

Joel R. Jung has served as our Chief Financial Officer since July 2020. Prior to joining our company, Mr. Jung served as a financial consultant to several life sciences companies from October 2018 to June 2020. From October 2018 to June 2019, Mr. Jung held various positions at uBiome, Inc., including as Chief Financial Officer from March 2019 to June 2019. uBiome filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in September 2019, which was converted into a Chapter 7 case in October 2019. Prior to that, Mr. Jung served as the Chief Financial Officer for four companies including Counsyl, Inc. (acquired by Myriad Genetics, Inc.) from July 2016 to September 2018, Bionano Genomics, Inc. from February 2014 to June 2016, AgraQuest, Inc. (acquired by Bayer CropScience) from February 2010 to December 2012, and Celera Corporation from June 2008 to April 2009. He also served as Vice President of Finance with Bayer CropScience from December 2012 to June 2013, Applera Corporation-Celera Group from June 2006 to June 2008, and Chiron Corporation (acquired by Novartis) from September 1999 to April 2003, and Vice President and Treasurer of Chiron Corporation from April 2003 to July 2006. Mr. Jung holds a B.S. Degree in Aeronautical Engineering from Purdue University, and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Eugene V. Skalnyi, M.D. has served as our Vice President of Medical Affairs since January 2011. Prior to joining our company, Dr. Skalnyi served as medical advisor for various companies, including Meditrina, Inc., from August 2016 to April 2020, CorRx, Inc., from January 2015 to April 2020, IoGyn, Inc. (acquired by BSC), from July 2011 to August 2017, and Pulse Therapeutic Technology, Inc., from January 2015 to January 2017. He has also served as Vice President of Medical Affairs for several companies, including Sierra Surgical Technologies, Cytyc Surgical Products (acquired by Hologic, Inc.), and Novacept Inc. (acquired by Cytyc Corporation). Dr. Skalnyi received his Medical Degree from Moldova Medical University in 1988 and sub-specialized in Advanced Operative Endoscopy in 1990.

Dominique J. Filloux serves as our Chief Operating Officer of our company. He has held various positions with the Company since 2010, including Vice President of Research & Development and Operations, and Chief Technology Officer. Prior to joining our company, he served as Director of Research & Development at Endovascular Technologies (acquired by Guidant) from 1992 to 2000, Vice President of Operations at Ventrica, Inc. from 2001 to 2004, Vice President of Research & Development and Operations at Cierra Inc. from 2004 to 2007, and Vice President of Research & Development at Arstasis, Inc. from 2007 to 2010. He holds a B.S. Degree from University of California at San Diego, in Applied Mechanics, and an M.B.A. from Santa Clara University, Leavey School of Business.

Non-employee directors

Jill D. Anderson has served as a member of our board of directors since May 2021. Ms. Anderson is a healthcare executive with more than 25 years of experience leading the innovation, development, and commercialization of medical devices. Ms. Anderson was the co-founder and Chief Executive Officer of Cianna Medical, Inc. from January 2008 until its acquisition by Merit Medical Systems, Inc. in November 2018. She also served as President of BioLucent, Inc. from May 2001 until September 2007, as Vice President, Cancer Services of Lehigh Valley Hospital and Health Network from October 1999 until May 2001, and as Vice President, Eastern Region, of Salick Health Care, Inc. from June 1989 until October 1999. Ms. Anderson also serves on the board of directors of Merit Medical Systems, Inc. (Nasdaq: MMSI) and OncoRes Medical, LLC, and in the past served on the boards of Cianna Medical, Inc. and WDT Acquisition Corporation d/b/a Solis Mammography. She is a member of the Women Business Leaders in Healthcare and a Leadership Fellow of the National Association of Corporate Directors. She earned a B.A. in Finance, Magna Cum Laude, as well as an M.B.A. from Temple University.

We believe that Ms. Anderson is qualified to serve on our board of directors because of her broad business experience in the medical device and healthcare service industries and history of executive leadership and service on boards in the medical industry.

Ali Behbahani, M.D. has served as a member of our board of directors since May 2011. Dr. Behbahani serves as a General Partner of New Enterprise Associates (NEA), a global venture capital firm that focuses on development of technologies that drive global innovation. He is on the healthcare team at NEA, and specializes in investments in the biopharmaceutical and medical device sectors. Dr. Behbahani also serves on the board for several private and public companies, including Adaptimmune Therapeutics plc, Cardionomic, Inc., CRISPR Therapeutics AG, CVRx, Inc., Ivantis, Inc., Monte Rosa Therapeutics GmbH, Oyster Point Pharma Inc., and Black Diamond Therapeutics, Inc. Dr. Behbahani holds B.S. Degrees with distinction in Biomedical Engineering, Electrical Engineering, and Chemistry from Duke University. He earned an M.D. from The University of Pennsylvania School of Medicine and an M.B.A. from The University of Pennsylvania Wharton School, where he graduated with Honors.

We believe Dr. Behbahani is qualified to serve on our board of directors because of his extensive experience with medical device companies.

Catherine Coste has served as a member of our board of directors since February 2021. Ms. Coste retired from Deloitte and Touche LLP in 2020, where she was a senior partner and served as one of Deloitte’s Life Sciences Industry Executive Leaders. She spent 32 years in both corporate and professional services positions leading global finance, internal audit and operations teams. During her career at Deloitte, Ms. Coste was directly involved with over 30 life science corporations, the majority of which were large-cap and medium-cap public corporations. Ms. Coste also has extensive public company board experience, often attending multiple board committee meetings per month, and currently serves as a director and audit committee chair for Biomerica, Inc. Ms. Coste also has extensive experience in Sarbanes-Oxley compliance, corporate risk analysis and management, cyber risk assessment, fraud prevention, IT systems analysis and upgrades, internal controls, and corporate governance. Ms. Coste is a Certified Public Accountant. Ms. Coste earned her B.A. in Business Administration, Accounting, from California State University, Hayward.

We believe Ms. Coste is qualified to serve on our board of directors because of her expertise in governance, audit, risk and controls, and compliance, and her industry focus in life sciences and technology.

Ross A. Jaffe, M.D. has served as a member of our board of directors since May 2011. Since February 2019, Dr. Jaffe has served as a Venture Advisor at NEA, a global venture capital firm that focuses on development of technologies that drive global innovation. Dr. Jaffe is a co-founder and Managing Director of Versant Ventures, a healthcare-focused venture capital firm, where since 1999 he has focused primarily on investments early-stage medical device companies. Prior to founding Versant, Dr. Jaffe was a General Partner at Brentwood Venture Capital from 1993 until 2020, leading investments in medical device, drug delivery, biotechnology, healthcare services, and healthcare information system companies. Dr. Jaffe has served on the boards of multiple successful medical technology companies, including Acclarent Inc., St. Francis Medical Technologies, Therasense, Inc., Insulet Corporation, and Novacept Inc. He currently also serves on the board of directors of several private companies, including as AlterG, Inc., Foundry Innovation and Research 1, LTD (FIRE1), Relievant Medsystems, Inc., Woebot Health, Inc, and DocMatter, Inc. He is also co-founder and Chairman of Faro Health, Inc. Dr. Jaffe earned his bachelor’s degree in Policy Studies from Dartmouth; an M.D. from the Johns Hopkins School of Medicine; and an M.B.A. from the Stanford Graduate School of Business. He completed his residency in internal medicine and served as part-time attending physician at the University of California, San Francisco.

We believe Dr. Jaffe is qualified to serve on our board of directors because of his extensive experience working with medical technology companies.

David M. Renzi has served as a member of our board of directors since December 2016. Mr. Renzi has served as Senior Vice President of Sales for Pulmonx Corporation (Nasdaq: LUNG) from February 2018 to March 2021, and as President and CEO at Carbylan Therapeutics, Inc. (Nasdaq: CBYL), from June 2013 to June 2016. He served as President and CEO at Neomend, Inc., from May 2009 to December 2012. Mr. Renzi has also served in a variety of executive roles including Vice President of Sales and Marketing at Novacept Inc, and SurgRx, Inc. Mr. Renzi earned his B.S. Degree in Marketing from Indiana University.

We believe Mr. Renzi is qualified to serve on our board of directors because of the perspective he brings through his experience in medical device sectors.

Niquette Hunt has served as a member of our board of directors since June 2021. Ms. Hunt founded Candesant Biomedical in March 2016, and serves as its President and Chief Executive Officer. From 2009 to 2016, Ms. Hunt served as the Senior Vice President of Commercial Development for Revance Therapeutics. Ms. Hunt has served on the board of directors for Soliton, Inc. (Nasdaq: SOLY) since October 2020. Ms. Hunt holds an A.B. degree in Organizational Dynamics from Stanford University.

We believe Ms. Hunt is qualified to serve on our board of directors because of her leadership experience and extensive experience in the aesthetic industry.

Board composition

Our board of directors currently consists of seven members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Stock Market (Nasdaq). Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the company to such director and (2) whether such director is affiliated with the company, a subsidiary of the company, or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees, and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our board of directors has determined that                                 , representing a majority of our directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related-Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board leadership structure

Our board of directors is currently led by its Chairman, Ross A. Jaffe, M.D. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of Chief Executive Officer and Chairman of the board of directors in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the Chairman of the board of directors provides guidance to the Chief Executive Officer and presides over meetings of the full board of directors. We believe this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of the board in risk oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks, and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board committees

Our board of directors has an audit committee, a compensation committee, and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below.

Audit committee

The members of our audit committee are Jill Anderson, Catherine Coste, and David Renzi. Catherine Coste is the chair of our audit committee and an audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of SOX, and possesses financial sophistication, as defined under the rules of Nasdaq. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will also:

•	select and hire the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	approve audit and non-audit services and fees;

•

review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	review reports and communications from the independent registered public accounting firm;

•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;

•	review related-party transactions; and

•

establish and oversee procedures for the receipt, retention, and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation committee

The members of our compensation committee are Ali Behbahani M.D., Catherine Coste, and Ross Jaffe M.D. Ali Behbahani M.D. is the chair of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee will also:

•	oversee our overall compensation philosophy and compensation policies, plans, and benefit programs;

•	review and approve or recommend to the board of directors for approval compensation for our executive officers and directors;

•	prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate governance and nominating committee

The members of our corporate governance and nominating committee are Jill Anderson, Ali Behbahani M.D., Niquette Hunt, and David Renzi. David Renzi is the chair of our corporate governance and nominating committee. Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

•	identify, evaluate, and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Director compensation

We did not provide any compensation to our non-employee directors for service as directors for the year ended December 31, 2020. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2020:

Name	Grant Date	Number of Securities Underlying Unvested Stock Awards	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price Per Share ($)(7)	Option Expiration Date
Rodney C. Perkins, M.D(8).	2/12/2013	—	25,000	(1)	0.10	2/12/2023
	9/30/2014	—	150,000	(2)	0.10	9/30/2024
	2/09/2016	—	23,721	(3)	0.10	2/09/2026
	2/14/2017	—	63,116	(4)	0.10	2/14/2027
	5/09/2019	—	69,366	(5)	0.10	5/09/2029
David Renzi	2/14/2017		209,470	(6)	0.10	2/14/2027
	5/09/2019		55,493	(5)	0.10	5/09/2029

Bruno Strul PhD(9)	2/09/2016	—	18,977	(3)	0.10	2/09/2026
	2/14/2017	—	50,493	(4)	0.10	2/14/2027
	5/09/2019	—	55,493	(5)	0.10	5/09/2029

(1)	Shares subject to the option vested in 48 equal monthly installments beginning on February 12, 2013.

(2)	Shares subject to the option vested in 48 equal monthly installments beginning on September 30, 2014.

(3)	Shares subject to the option vested in 48 equal monthly installments beginning on February 9, 2016.

(4)	Shares subject to the option vested in 48 equal monthly installments beginning on February 14, 2017.

(5)	Shares subject to the option vest in 48 equal monthly installments beginning on May 10, 2019, subject to continued service to the Company.

(6)	Shares subject to the option vested in 48 equal monthly installments beginning on December 16, 2016.

(7)	This exercise price per share reflects the impact of the repricing described in “Executive Compensation—Fiscal 2020 option repricing.”

(8)	Dr. Perkins resigned as a member of our board of directors on June 8, 2021.

(9)	Dr. Strul resigned as a member of our board of directions on April 23, 2021.

Outside director compensation policy

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for their service as directors. From time to time, we have granted equity awards to attract non-employee directors to join our board of directors and for their continued service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and its committees.

In 2021, our compensation committee retained Compensia, Inc., a third-party compensation consultant, to provide our board of directors and its compensation committee with an analysis of publicly available market data regarding practices and compensation levels at comparable companies and assistance in determining compensation to be provided to our non-employee directors. Based on the discussions with and assistance from the compensation consultant, prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, an Outside Director Compensation Policy that will provide for certain compensation to our non-employee directors on and after the effective date of the registration statement of which this prospectus forms a part.

Executive compensation

Our named executive officers for the year ended December 31, 2020, which consist of our principal executive officer and our two most highly compensated officers for that year, are:

•	David M. Clapper, our President and Chief Executive Officer
•	Eugene V. Skalnyi, M.D., our Vice President, Medical Affairs
•	Dominique J. Filloux, our Chief Operating Officer

Summary compensation table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2020.

Name and position	Year	Salary	Bonus	Stock Awards	Option Awards(1)		Non-Equity Incentive Plan Compensation	All Other Compensation	Total
David M. Clapper, President and Chief Executive Officer	2020	$439,967	$250,402	—	$128,572	(2)	—	$229	$819,170
Eugene V. Skalnyi, M.D., Vice President, Medical Affairs	2020	$294,923	$70,328	—	$23,742	(3)		$351	$389,344
Dominique J. Filloux, Chief Operating Officer	2020	$285,999	$66,000	—	$25,756	(4)	—	$229	$377,984

(1)	Amounts reflect the grant date fair value of option awards granted in 2020 and, to the extent applicable, the incremental fair value of stock options repriced in April 2020, in accordance with Accounting Standards Codification Topic 718. For information regarding assumptions underlying the valuation of equity awards, see the impact of the repricing described in “Executive Compensation—Fiscal 2020 option repricing,” Note 11 to our financial statements and the discussion included in this prospectus. These amounts do not correspond to the actual value that may be received by the named executive officers if the stock options are exercised.

(2)	The amount reflects the aggregate incremental increase in the fair value of (a) the stock option to purchase 2,546,904 shares of our common stock originally granted to Mr. Clapper in August 2011 with an exercise price of $0.23 per share, (b) the stock option to purchase 427,837 shares of our common stock originally granted to Mr. Clapper in February 2013 with an exercise price of $0.46 per share, (c) the stock option to purchase 582,189 shares of our common stock originally granted to Mr. Clapper in September 2014 with an exercise price of $0.48 per share, (d) the stock option to purchase 482,145 shares of our common stock originally granted to Mr. Clapper in February 2016 with an exercise price of $0.56 per share, (e) the stock option to purchase 415,269 shares of our common stock originally granted to Mr. Clapper in February 2017 with an exercise price of $0.64 per share and (f) the stock option to purchase 1,180,044 shares of our common stock originally granted to Mr. Clapper in May 2019 with an exercise price of $0.64 per share.

(3)	The amount reflects the aggregate incremental increase in the fair value of (a) the stock option to purchase 224,870 shares of our common stock originally granted to Dr. Skalnyi in February 2011 with an exercise price of $0.22 per share, (b) the stock option to purchase 252,642 shares of our common stock originally granted to Dr. Skalnyi in April 2012 with an exercise price of $0.23 per share, (c) the stock option to purchase 80,214 shares of our common stock originally granted to Dr. Skalnyi in February 2013 with an exercise price of $0.46 per share, (d) the stock option to purchase 109,153 shares of our common stock originally granted to Dr. Skalnyi in September 2014 with an exercise price of $0.48 per share, (e) the stock option to purchase 90,396 shares of our common stock originally granted to Dr. Skalnyi in February 2016 with an exercise price of $0.56 per share, (f) the stock option to purchase 77,857 shares of our common stock originally granted to Dr. Skalnyi in February 2017 with an exercise price of $0.64 per share and (g) the stock option to purchase 221,243 shares of our common stock originally granted to Dr. Skalnyi in May 2019 with an exercise price of $0.64 per share.

(4)	The amount reflects the aggregate incremental increase in the fair value of (a) the stock option to purchase 95,130 shares of our common stock originally granted to Mr. Filloux in February 2012 with an exercise price of $0.23 per share, (b) the stock option to purchase 53,755 shares of our common stock originally granted to Mr. Filloux in February 2013 with an exercise price of $0.46 per share, (c) the stock option to purchase 73,148 shares of our common stock originally granted to Mr. Filloux in September 2014 with an exercise price of $0.48 per share, (d) the stock option to purchase 60,578 shares of our common stock originally granted to Mr. Filloux in February 2016 with an exercise price of $0.56 per share, (e) the stock option to purchase 52,175 shares of our common stock originally granted to Mr. Filloux in February 2017 with an exercise price of $0.64 per share, (f) the stock option to purchase 148,264 shares of our common stock originally granted to Mr. Filloux in May 2019 with an exercise price of $0.64 per share and (g) the stock option to purchase 224,870 shares of our common stock originally granted to Mr. Filloux in September 2020 with an exercise price of $0.10 per share.

Outstanding equity awards at fiscal year-end

The following table sets forth information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2020:

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
David Clapper	8/29/2011	2,546,904	(3)	—	0.10	8/29/2021	—	—
	2/12/2013	427,837	(4)	—	0.10	2/12/2023	—	—
	9/30/2014	582,189	(5)	—	0.10	9/30/2024	—	—
	2/9/2016	482,145	(6)	—	0.10	2/9/2026	—	—
	2/14/2017	415,269	(7)	17,303	0.10	2/14/2027	—	—
	5/9/2019	1,180,044	(8)	712,944	0.10	5/9/2029	—	—

Dominique J. Filloux	2/14/2012	95,130	(8)	—	0.10	2/14/2022	—	—
	2/12/2013	53,755	(4)	—	0.10	2/12/2023	—	—
	9/30/2014	73,148	(5)	—	0.10	9/30/2024	—	—
	2/9/2016	60,578	(6)	—	0.10	2/9/2026	—	—
	2/14/2017	52,175	(7)	2,174	0.10	2/14/2027	—	—
	5/9/2019	148,264	(8)	89,577	0.10	5/9/2029	—	—
	9/10/2020	224,870	(9)	—	0.10	9/10/2020	—	—

Eugene V. Skalnyi, M.D.	2/1/2011	224,870	(10)	—	0.10	2/1/2021	—	—
	4/11/2012	252,642	(10)	—	0.10	4/11/2022	—	—
	2/12/2013	80,214	(4)	—	0.10	2/12/2023	—	—
	9/30/2014	109,153	(5)	—	0.10	9/30/2024	—	—
	2/9/2016	90,396	(6)	—	0.10	2/9/2026	—	—
	2/14/2017	77,857	(7)	3,245	0.10	2/14/2027	—	—
	5/9/2019	221,243	(8)	133,668	0.10	5/9/2029	—	—

(1)	This exercise price per share reflects the impact of the repricing described in “Executive Compensation—Fiscal 2020 option repricing.”

(2)	This amount reflects the fair value of our common stock of $ as of (the determination of the fair value by our board of directors as of the most proximate date) multiplied by the amount shown in the column “Stock Awards—Number of Shares or Units of Stock That Have Not Vested.”

(3)	Shares subject to the option vested 25% on January 1, 2011, then in 36 equal monthly installments thereafter.

(4)	Shares subject to the option vested in 48 equal monthly installments beginning on February 12, 2013.

(5)	Shares subject to the option vested in 48 equal monthly installments beginning on September 30, 2014.

(6)	Shares subject to the option vested in 48 equal monthly installments beginning on February 9, 2016.

(7)	Shares subject to the option vested in 48 equal monthly installments beginning on February 14, 2017.

(8)	Shares subject to the option vest in 48 equal monthly installments beginning on May 10, 2019.

(9)	Shares subject to the option were 100% vested on date of grant.

(10)	Shares subject to the option vested 25% on January 1, 2012, then in 36 equal monthly installments thereafter.

Fiscal 2020 option repricing

In April 2020, we repriced each outstanding and unexercised stock option held by current service providers (each, an Eligible Option), to a new exercise price of $0.10 per share, which was no less than the fair value of our common stock as determined by our board of directors on the date of repricing. We believe that repricing the Eligible Options is important for the growth and development of our business in order to provide the appropriate retention and motivation incentives for our employees and other key service providers holding these stock options. Eligible Options held by non-employee directors and executive officers also were repriced in furtherance of these goals and, in the case of our executive officers, in order to continue to provide a substantial portion of each executive officer’s overall realizable compensation opportunity with us in the form of equity. Eligible Options covering 14,976,987 shares of our common stock with a weighted average exercise price of $0.49 were repriced on April 9, 2020, including options held by Messrs. Clapper, Skalnyi, and Filloux.

Employment arrangements with our named executive officers

Each of our named executive officers has executed our standard form of confidential information, invention assignment, and arbitration agreement.

David M. Clapper

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Clapper, our President and Chief Executive Officer. The confirmatory employment letter will have no specific term and will provide that Mr. Clapper is an at-will employee. Mr. Clapper’s current annual base salary is $                 and he is eligible for an annual target cash incentive bonus for our fiscal year 2021 equal to                % of his annual base salary.

Eugene V. Skalnyi, M.D.

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Dr. Skalnyi, our Vice President of Medical Affairs. The confirmatory employment letter will have no specific term and will provide that Dr. Skalnyi is an at-will employee. Dr. Skalnyi’s current annual base salary is $                 and he is eligible for an annual target cash incentive bonus for our fiscal year 2021 equal to                % of his annual base salary.

Dominique J. Filloux

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Filloux, our Chief Operating Officer. The confirmatory employment letter will have no specific term and will provide that Mr. Filloux is an at-will employee. Mr. Filloux’s current annual base salary is $                and he is eligible for an annual target cash incentive bonus for our fiscal year 2021 equal to                % of his annual base salary.

Employee benefit and stock plans

Executive Incentive Compensation Plan

We expect our board of directors to approve our Executive Incentive Compensation Plan (Master Bonus Plan), which will become effective on the date it is approved.

Our board of directors or a committee appointed by our board of directors will administer the Master Bonus Plan, provided that unless and until our board of directors determines otherwise, our compensation committee will administer the Master Bonus Plan. The Master Bonus Plan allows the administrator to provide awards to employees selected for participation, who may include our named executive officers, which awards may be based upon performance goals established by the administrator. The administrator, in its sole discretion, may establish a target award for each participant under the Master Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as the administrator determines to be appropriate.

Under the Master Bonus Plan, the administrator determines the performance goals, if any, applicable to any target award (or portion thereof) for a performance period, which may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; loans and loan originations; and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of awards under the Master Bonus Plan when determining whether the performance goals have been met. The performance goals may be based on any factors the administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment, or company-wide basis. Any criteria used may be measured on such basis as the administrator determines, including without limitation: (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms (including, but not limited to, results for other periods, passage of time and/or against another company or companies or an index or indices), (d) on a per-share basis, (e) against our performance as a whole or a segment and/or (f) on a pre-tax or after-tax basis. The performance goals may differ from participant to participant and from award to award. Failure to meet the applicable performance goals will result in a failure to earn the target award, subject to the administrator’s discretion to modify an award. The administrator also may determine that a target award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the administrator.

The administrator may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the administrator’s discretion. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards under the Master Bonus Plan generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator, provided that the administrator reserves the right, in its sole discretion, to settle an actual award with a grant of an equity award with such terms and conditions, including vesting requirements, as determined by the administrator in its sole discretion. Unless otherwise determined by the administrator, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but in no case after the later of (i) the 15th day of the third month of the fiscal year immediately following the fiscal year in which the bonuses vest and (ii) March 15 of the calendar year immediately following the calendar year in which the bonuses vest.

Awards under our Master Bonus Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions with respect to an award under the Master Bonus Plan as the administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award.

The administrator will have the authority to amend or terminate the Master Bonus Plan. However, such action may not materially alter or materially impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Master Bonus Plan will remain in effect until terminated in accordance with the terms of the Master Bonus Plan.

2021 Equity Incentive Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Equity Incentive Plan (the 2021 Plan). We expect that our 2021 Plan will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), and performance awards to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. Our 2008 Plan will terminate one business day prior to effectiveness of the 2021 Plan with respect to the grant of future awards.

Authorized shares

Subject to the adjustment provisions of and the automatic increase described in our 2021 Plan, a total of                  shares of our common stock will be reserved for issuance pursuant to our 2021 Plan. In addition, subject to the adjustment provisions of our 2021 Plan, the shares reserved for issuance under our 2021 Plan also will include any shares subject to awards granted under our 2008 Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2021 Plan pursuant to outstanding awards under the 2008 Plan is                  shares). Subject to the adjustment provisions of our 2021 Plan, the number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with the 2022 fiscal year and ending on the ten year anniversary of the date our board of directors approved the 2021 Plan, in an amount equal to the least of:

•	shares of our common stock;

•	% of the outstanding shares of our common stock on the last day of our immediately preceding fiscal year; or

•	such number of shares of our common stock as the administrator may determine.

If a stock option or stock appreciation right granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs or stock settled performance awards, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). Shares that have actually been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs or performance awards are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan administration

We expect that our compensation committee will administer our 2021 Plan and may further delegate authority to one or more subcommittees or officers to the extent such delegation complies with applicable laws. Subject to the provisions of our 2021 Plan, the administrator will have the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering our 2021 Plan, including but not limited to: the power to determine the fair market value of our common stock; select the service providers to whom awards may be granted; determine the number of shares covered by each award; approve forms of award agreements for use under our 2021 Plan; determine the terms and conditions of awards (including, but not limited to, the exercise price, the times or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto); construe and interpret the terms of our 2021 Plan and awards granted under it, including but not limited to determining whether and when a change in control has occurred; establish, amend, and rescind rules and regulations relating to our 2021 Plan, and adopt sub-plans relating to the 2021 Plan; interpret, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards; allow participants to satisfy tax withholding obligations in any manner permitted by the 2021 Plan; delegate ministerial duties to any of our employees; authorize any person to take any steps and execute, on our behalf, any documents required for an award previously granted by the administrator to be effective; temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, provided that, unless prohibited by applicable laws, such suspension shall be lifted in all cases not less than ten trading days before the last date that the award may be exercised; allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award; and make any determinations necessary or appropriate under the adjustment provisions of the 2021 Plan. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or canceled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions will be final and binding on all participants to the full extent permitted by law.

Stock options

Our 2021 Plan permits the grant of options. The exercise price of options granted under our 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant, except that options may be granted with a lower exercise price to a service provider who is not a U.S. taxpayer, or pursuant to certain transactions. The term of an option is determined by the administrator, provided that the term of an incentive stock option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, check, or wire transfer, cashless exercise, net exercise, promissory note, shares, or other consideration or method of payment acceptable to the administrator, to the extent permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award, the option will remain exercisable for thirty days. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights

Our 2021 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The term of stock appreciation rights is determined by the administrator. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for thirty days following the termination of service. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right must be no less than 100% of the fair market value per share on the date of grant.

Restricted stock

Our 2021 Plan permits the grant of restricted stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, determines the terms and conditions of such awards. The administrator has the authority to impose whatever conditions to vesting it determines to be appropriate (for example, the administrator will be able to set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

Restricted stock units

Our 2021 Plan permits the grant of RSUs. Each RSU will represent an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator has the authority to set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the vesting, or reduce or waive the criteria that must be met for vesting, of the RSUs or the time at which any restrictions will lapse or be removed.

Performance awards

Our 2021 Plan permits the grant of performance awards. Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator may establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance awards to be paid out to participants. The administrator has the authority to set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. Each performance award’s threshold, target, and maximum payout values are established by the administrator on or before the grant date. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance award. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, in shares, or in some combination thereof.

Non-employee directors

Our 2021 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2021 Plan provides that in any given fiscal year, a non-employee director will not be granted awards having a grant-date fair value greater than $                , but this limit is increased to $                 in connection with his or her initially joining our board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2021 Plan in the future.

Non-transferability of awards

Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain adjustments

If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of our common stock or other of our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting our shares occurs (including a change in control), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2021 Plan. The conversion of any of our convertible securities and ordinary course repurchases of our shares or other securities will not be treated as an event that will require adjustment under the 2021 Plan.

Dissolution or liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control

Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent, including, without limitation, that such award will be continued by the successor corporation or a parent or subsidiary of the successor corporation. An award generally will be considered continued if, following the transaction, (i) the award gives the right to purchase or receive the consideration received in the transaction by holders of our shares or (ii) the award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been received upon the exercise or realization of the award at the closing of the transaction, which payment may be subject to any escrow applicable to holders of our common stock in connection with the transaction or subjected to the award’s original vesting schedule. The administrator will not be required to treat all awards or portions thereof the vested and unvested portions of an award, or all participants similarly.

In the event that a successor corporation or its parent or subsidiary does not continue an outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not continued, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, all of his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and all performance goals or other vesting requirements for his or her performance awards will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Clawback

Awards will be subject to any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws, and the administrator will also be able to specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events.

Amendment and termination

The administrator will have the authority to amend, alter, suspend, or terminate our 2021 Plan, provided we will obtain stockholder approval of any amendment to the extent necessary or desirable to comply with applicable laws. However, no amendment, alteration, suspension or termination of our 2021 Plan or an Award under it may, taken as a whole, materially impair the existing rights of any participant without the participant’s consent. Our 2021 Plan will continue in effect until it is terminated, provided that incentive stock options may not be granted after the ten year anniversary of the date our board of directors approved the 2021 Plan, and the automatic annual share increase will end on the ten year anniversary of the date our board of directors approved the 2021 Plan.

2021 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Employee Stock Purchase Plan (ESPP). We expect that our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. However, no offering period or purchase period under the ESPP will begin unless and until otherwise determined by our board of directors.

Authorized shares

A total of                  shares of our common stock will be available for sale under our ESPP. The number of shares of our common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year following the fiscal year in which the first offering period under the ESPP commences, equal to the least of:

•	shares;

•	percent ( %) of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

ESPP administration

We expect that the compensation committee of our board of directors will administer our ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish procedures that it deems necessary for the administration of the ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility

Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (1) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (2) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (3) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (4) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (5) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering periods

Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. No offering is expected to be authorized to date by our board of directors under the ESPP prior to the completion of this offering. If our board of directors authorizes an offering period under the ESPP, our board of directors is authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period may have a duration exceeding 27 months.

Contributions

Our ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to                 % of their eligible compensation. A participant may purchase a maximum of                  shares of our common stock during a purchase period.

Exercise of purchase right

If our board of directors authorizes an offering and purchase period under the ESPP, amounts contributed and accumulated by the participant during any offering period will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be                 % of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-transferability

A participant may not transfer rights granted under our ESPP (other than by will, the laws of descent and distribution or as otherwise provided under our ESPP).

Merger or change in control

Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment and termination

The board will have the authority suspend or terminate our ESPP and the administrator will have the authority to amend the ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2041, unless we terminate it sooner.

2008 Stock Plan

Our 2008 Plan originally was adopted by our board of directors in 2008 and was most recently amended and restated in June 2021. Our stockholders last approved our 2008 Plan in March 2021. It is expected that as of one business day before the effectiveness of the registration statement of which this prospectus forms a part, our 2008 Plan will be terminated and we will not grant any additional awards under our 2008 Plan thereafter. However, our 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2008 Plan.

Our 2008 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, to employees of ours and employees of any parent or subsidiary of ours, and non-statutory stock options and restricted stock awards (RSAs) (each, an award) to employees, directors, and consultants of ours and any parent or subsidiary of ours (each, a participant).

As of June 30, 2021, an aggregate of 28,366,762 shares of our common stock, were reserved for issuance under our 2008 Plan. As of June 30, 2021, awards outstanding under our 2008 Plan consisted of stock options to purchase an aggregate of 12,307,567 shares of our common stock.

Plan administration

Our 2008 Plan is administered by our board of directors or a committee appointed by our board of directors, or the administrator. The administrator has the authority to make all determinations necessary or advisable to our 2008 Plan, including the authority to authorize the issuance of RSAs or stock options, construe and interpret award agreements and the 2008 Plan, to prescribe, amend, and rescind rules and regulations relating to the 2008 Plan, to determine the terms and provisions of awards, and to modify or amend each award, subject to the terms of the 2008 Plan. The administrator’s construction and interpretation of the terms and provisions of our 2008 Plan is final and conclusive.

Eligibility

Employees, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards under the 2008 Plan. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock options

Stock options have been granted under our 2008 Plan. The administrator determines the exercise price of stock options granted under our 2008 Plan, which may not be less than the fair market value of our common stock on the date of grant. The term of a stock option is stated in the applicable award agreement, but may not exceed ten years from the grant date. With respect to any employee who owns more than 10% of the total combined voting power of all classes of our outstanding stock, the exercise price of an incentive stock option must equal at least 110% of the fair market value on the grant date and the term of an incentive stock option granted to such employee may not exceed five years. The administrator determines the methods of payment of the exercise price of a stock option. The administrator determines the time after a participant’s termination of employment or provision of services during which a participant may exercise his or her option, except as otherwise expressly provided in the applicable award agreement. The administrator, in its sole discretion, may include in stock option agreements additional provisions not inconsistent with the terms or conditions of the 2008 Plan, providing for, among other items, restrictions on transfer, rights of the Company to repurchase shares acquired upon exercise of the stock option or such other provisions determined by our board of directors.

Restricted stock

Our 2008 Plan permits the grant of RSAs. Such RSAs entitle the recipient to acquire shares of our common stock for a purchase price (if any) and are subject to such restrictions and conditions as the administrator may determine at the time of grant, including continued employment and/or achievement of pre-established performance goals and objectives, shares of our common stock. The administrator determines any purchase price of RSAs at the time of authorizing the issuance of such awards. The administrator, in its sole discretion, may include in RSA agreements additional provisions not inconsistent with the terms or conditions of the 2008 Plan.

Non-transferability of stock options

Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award.

Certain adjustments

Our 2008 Plan provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of ours, or other change in our corporate structure affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2008 Plan, shall adjust the number and class of shares that may be delivered under the 2008 Plan and/or the number, class, and price of shares covered by each outstanding award.

Effect of certain transactions

Our 2008 Plan provides that, in the event of a merger or change in control, each outstanding award shall be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator shall not be required to treat all awards similarly in the transaction. Notwithstanding the foregoing, in the event of a change in control in which the successor corporation does not assume or substitute for the award, the participant shall fully vest in and have the right to exercise his or her outstanding awards, including shares as to which such award would not otherwise be vested or exercisable, and restrictions on all of the participant’s RSA shall lapse. In addition, if an award is not assumed or substituted in the event of a merger or change in control, the administrator shall notify the participant in writing or electronically that the award shall be fully vested and exercisable for a period of time determined by the administrator in its sole discretion, and any award not assumed or substituted for shall terminate upon the expiration of such period for no consideration, unless otherwise determined by the administrator.

Amendment and termination

Our board may at any time amend, alter, suspend or terminate the 2008 Plan. Our board shall obtain stockholder approval of any 2008 Plan amendment to the extent necessary and desirable to comply with applicable laws. No amendment, alteration, suspension, or termination of the 2008 Plan shall impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing (which may include e-mail) and signed by the participant and us. Termination of the 2008 Plan shall not affect the administrator’s ability to exercise the powers granted to it with respect to options granted under the 2008 Plan prior to the date of such termination.

As noted above, it is expected that as of one business day before the effectiveness of the registration statement of which this prospectus forms a part, our 2008 Plan will be terminated and we will not grant any additional awards under our 2008 Plan thereafter.

401(k) Plan

We maintain a 401(k) retirement savings plan, for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) plan are 100% vested when contributed. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Rule 10b5-1 plan sales

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Without the prior written consent of the representatives of the underwriters, prior to the day following the 180th day after the date of this offering, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Certain relationships and related-party transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Convertible note financings

From March 2018 through May 2020, we issued and sold subordinated secured convertible promissory notes having an aggregate principal amount of $65.2 million. These secured convertible promissory notes were outstanding as of September 8, 2021 and have accrued interest at 8.0% per annum, resulting in aggregate accrued interest of $11.8 million as of that date. The following table summarizes the aggregate principal amounts of the secured convertible promissory notes issued to our related parties.

Participants(1)	Loan Amounts ($)
Robert K. Anderson(2)	560,639
David Auth PhD(3)	643,317
Ali Behbahani M.D.(4)	30,853
CVF, LLC(5)	11,619,692
New Enterprise Associates 13, Limited Partnership(6)	32,753,419
Novo Holdings A/S(7)	5,550,060
The Jaffe Family Trusts dtd 7/9/91, Ross A Jaffe M.D., Trustee(8)	917,806
Versant Side Fund IV, L.P.(9)	16,404
Versant Venture Capital IV, L.P.(9)	2,604,019
Vivo Ventures Fund VII, L.P.(10)	8,143,235
Vivo Ventures VII Affiliates Fund, L.P.(10)	177,481

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the caption “Principal Stockholders.”

(2)	Robert K. Anderson is a former member of our board of directors.

(3)	David Auth Ph.D. is a former member of our board of directors.

(4)	Ali Behbahani M.D. is a member of our board of directors.

(5)	CVF, LLC beneficially owns more than 5% of our outstanding capital stock.

(6)	Entities affiliated with New Enterprise Associates beneficially own more than 5% of our outstanding capital stock. Ali Behbahani M.D. is an affiliate of New Enterprise Associates and a member of our board of directors.

(7)	Novo Holdings A/S owns more than 5% of our outstanding capital stock.

(8)	Ross A Jaffe, M.D. is a member of our board of directors.

(9)	Entities affiliated with Versant Ventures beneficially own more than 5% of our outstanding capital stock. Dr. Jaffe is an affiliate of Versant Ventures and a member of our board of directors.

(10)	Entities affiliated with Vivo Ventures beneficially own more than 5% of our outstanding capital stock. Albert Cha M.D. is an affiliate of Vivo Ventures and a former member of our board of directors.

Boston Scientific Corporation asset purchase

In May 2020, we entered into an Asset Purchase Agreement (the Asset Purchase Agreement) with BSC and certain of its affiliates in connection with our acquisition of BSC’s intrauterine health assets. In connection with the Asset Purchase Agreement, we also entered into an in-bound license agreement, an out-bound license agreement, a supply agreement and a transition services agreement, among other ancillary agreements. As partial consideration for BSC’s assets, at the closing of the transaction, we paid $15.0 million and issued BSC 8,049,711 shares of our Series D redeemable convertible preferred stock, making BSC a beneficial owner of greater than 5% of our outstanding capital stock. We will also make a payment of $15.0 million to BSC upon the earlier of 15 days following the commencement of this offering and October 1, 2021, and milestone payments to BSC upon the achievement of certain development and revenue milestones.

Investors’ rights agreement

We are party to an amended and restated investors’ rights agreement (IRA), dated as of December 19, 2012, which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Ali Behbahani M.D. and Ross A. Jaffe M.D. are members of our board of directors, and are affiliated with New Enterprise Associates and its affiliates, and Versant Ventures and its affiliates, which are parties to the IRA. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of first refusal

Pursuant to certain of our bylaws, equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, dated as of December 19, 2012, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Ali Behbahani M.D. and Ross A. Jaffe M.D. are members of our board of directors, and are affiliated with New Enterprise Associates and its affiliates, and Versant Ventures and its affiliates, respectively, which are parties to the right of first refusal and co-sale agreement.

Voting agreement

We are party to a voting agreement, dated as of December 19, 2012, under which certain holders of our capital stock have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Ali Behbahani M.D. and Ross A. Jaffe M.D. are members of our board of directors, and are affiliated with New Enterprise Associates and its affiliates, and Versant Ventures and its affiliates, respectively, which are parties to the voting agreement.

Apical Instruments

Bruno Strul Ph.D. is the President, Chief Executive Officer and sole shareholder of Apical Instruments, Inc. (Apical), which is a supplier of our controllers. During the years ended December 31, 2019 and 2020, we paid approximately $0.1 million and $0.1 million, respectively, to Apical. Dr. Strul served on our board of directors during these periods and until his resignation in April 2021.

Other transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive compensation—outstanding equity awards at fiscal year-end” and “Management—director compensation” for a description of these stock incentive awards.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of liability and indemnification of officers and directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and procedures for related party transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

Principal stockholders

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of June 30, 2021, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 134,566,325 shares of our common stock outstanding as of June 30, 2021, which includes 40,941,158 shares of our common stock resulting from the conversion all outstanding convertible promissory notes held by our investors, and 74,957,960 shares of our common stock resulting from the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into our common stock immediately prior to the completion of this offering, as if each conversion had occurred as of June 30, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on shares of our common stock issued by us in our initial public offering and outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of June 30, 2021 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Minerva Surgical, Inc., 4255 Burton Dr., Santa Clara, CA 95054.

	Shares beneficially owned prior to this offering		Shares beneficially owned after this offering
Name of beneficial owner	Shares	Percentage	Shares	Percentage

5% and greater stockholders:
Boston Scientific Corporation(1)	8,049,711	6.0%
CVF, LLC(2)	13,399,791	10.0%
Entities affiliated with New Enterprise Associates(3)	51,911,411	38.6%
Novo Holdings A/S(4)	8,812,869	6.5%
Entities affiliated with Versant Ventures(5)	10,057,379	7.5%
Entities affiliated with Vivo Ventures(6)	13,218,255	9.8%

	Shares beneficially owned prior to this offering		Shares beneficially owned after this offering
Name of beneficial owner	Shares	Percentage	Shares	Percentage

Named executive officers and directors:
Entities affiliated with David M. Clapper(7)	7,948,388	5.8%
Eugene V. Skalnyi, M.D.(8)	1,490,375	1.1%
Dominique J. Filloux(9)	1,388,920	1.0%
Jill D. Anderson(10)	367,500	*
Ali Behbahani M.D.(11)	50,694	*
Catherine Coste(12)	482,394	*
Ross A. Jaffe, M.D.(13)	556,494	*
David M. Renzi(14)	373,854	*
Niquette Hunt(15)	367,500	*
All executive officers and directors as a group (10 persons)(16)	13,848,569	10.0%

*	Represents beneficial ownership of less than 1%

(1)	Consists of 8,049,711 shares of our common stock held by Boston Scientific Scimed, Inc. The principal business address for BSC is 300 Boston Scientific Way, Marlborough, MA 01752-1234.

(2)	Consists of 13,399,791 shares of our common stock held by CVF, LLC. Richard H. Robb is the Manager of CVF, LLC and may be deemed to beneficially own the shares held by CVF, LLC. The principal business address for all entities and individuals affiliated with CVF, LLC is 222 North La Salle Street, Suite 2000, Chicago, IL 60601.

(3)	Consists of (a) 51,894,405 shares of our common stock held by New Enterprise Associates 13, L.P. (NEA 13), and (b) 17,006 shares of our common stock held by NEA Ventures 2010, Limited Partnership (Ven 2010). The shares directly held by NEA 13 are indirectly held by NEA Partners 13, L.P. (NEA Partners 13), the sole general partner of NEA 13, NEA 13 GP, LTD (NEA 13 LTD), the sole general partner of NEA Partners 13 and each of the individual directors of NEA 13 LTD. The individual directors of NEA 13 LTD are Forest Baskett, Patrick Kerins, and Scott D. Sandell. The shares directly held by Ven 2010 are indirectly held by Karen P. Welsh, the general partner of Ven 2010. Dr. Behbahani, a member of our board of directors, has no voting or dispositive power with regard to any of the above referenced shares. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The principal business address for all entities and individuals affiliated with NEA 13 and Ven 2010 is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(4)	Consists of 8,812,869 shares of our common stock held by Novo Holdings A/S (Novo). Novo has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. The principal business address of Novo is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.

(5)	Consists of (a) 9,994,421 shares of our common stock held by Versant Venture Capital IV, L.P. (VVC IV), and (b) 62,958 shares of our common stock held by Versant Side Fund IV, L.P. (VSF IV). Versant Ventures IV, LLC (VV IV), serves as the general partner of VVC IV and VSF IV and owns no shares directly. Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, William J. Link, Rebecca B. Robertson, Bradley Bolzon, Charles M. Warden, Kirk G. Nielsen, Thomas Woiwode and Robin L. Praeger are managing directors of VV IV and share voting and dispositive power over the shares held by VVC IV and VSF IV; however, they each disclaim beneficial ownership of the shares held by VVC IV and VSF IV, except to the extent of their pecuniary interests therein. Dr. Jaffe is a member of our board of directors. The address for each of the Versant Ventures entities is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(6)	Consists of (a) 12,936,312 shares of our common stock held by Vivo Ventures Fund VII, L.P. (VVF VII), and (b) 281,943 shares of our common stock held by Vivo Ventures VII Affiliates Fund, L.P. (VV VI). Vivo Ventures VII, LLC serves as the general partner of VVF VII and VV VI. Each of Dr. Frank Kung, Dr. Edgar Engleman and Mr. Shan Fu are the managing members of Vivo Ventures VII, LLC and may be deemed to beneficially own the shares held by VVF VII and VV VI. The address for each of the Vivo Ventures entities is 575 High Street, Suite 201, Palo Alto, CA 94301.

(7)	Consists of (a) 600,000 shares of our common stock held by Michael J. Clapper and Kylie C. Clapper, (b) 600,000 shares of our common stock held by Lauren A. Teel, (c) 100,000 shares of our common stock held by James F. Clapper and Mary M. Clapper, (d) 100,000 shares of our common stock held by Michael A. Clapper and Elaine M. Clapper, (e) 100,000 shares of our common stock held by Christopher Terrance Busa and Suzanne Lee Busa, (f) 100,000 shares of our common stock held by Todd R. Denny and Mary E. Denny, (g) 100,000 shares of our common stock held by Richard C. Franks and Kelly S. Franks, (h) 100,000 shares of our common stock held by William T. Kiger and Stephanie L. Kiger, (i) 100,000 shares of our common stock held by Gerald M. Buettner and Terri Y. Buettner, (j) 3,734,388 shares of our common stock held by David M. Clapper & Toni C. Clapper, Trustees of the Clapper Family Trust dated December 16, 2004, of which 639,191 may be repurchased by us at the original exercise price, and (k) 2,314,000 shares of our common stock issuable pursuant to outstanding options held by Mr. Clapper which are exercisable within 60 days of June 30, 2021, 1,157,000 of which are fully vested.

(8)	Consists of 1,056,375 shares of our common stock held by Mr. Skalnyi, of which 106,013 may be repurchased by us at the original exercise price and 434,000 shares of our common stock issuable pursuant to outstanding options held by Mr. Skalnyi which are exercisable within 60 days of June 30, 2021, 217,000 of which are fully vested.

(9)	Consists of 1,097,920 shares of our common stock held by Mr. Filloux, of which 436,669 may be repurchased by us at the original exercise price and 291,000 shares of our common stock issuable pursuant to outstanding options held by Mr. Filloux which are exercisable within 60 days of June 30, 2021, 145,500 of which are fully vested.

(10)	Consists of 367,500 shares of our common stock issuable pursuant to outstanding options held by Ms. Anderson which are exercisable within 60 days of June 30, 2021, none of which are fully vested.

(11)	Consists of 50,694 shares of our common stock held by Dr. Behbahani.

(12)	Consists of 482,394 shares of our common stock held by Ms. Coste, all of which may be repurchased by us at the original exercise price.

(13)	Consists of 556,494 shares of our common stock held by The Jaffe Family Trusts dtd 7/9/91 for which Dr. Jaffe serves as trustee. Dr. Jaffe may be deemed to exercise voting and investment control over all of the shares.

(14)	Consists of 292,817 shares of our common stock issuable pursuant to outstanding options held by Mr. Renzi which are exercisable within 60 days of June 30, 2021, of which 292,817 are fully vested.

(15)	Consists of 373,854 shares of our common stock issuable pursuant to outstanding options held by Ms. Hunt which are exercisable within 60 days of June 30, 2021, none of which are fully vested.

(16)	Consists of (a) 9,700,715 shares of our common stock, of which 1,365,132 may be repurchased by us at the original exercise price, and (b) 4,147,854 shares of our common stock issuable pursuant to outstanding options which are exercisable within 60 days of June 30, 2021, of which 1,812,317 are fully vested.

Description of capital stock

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of capital stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately prior to the completion of this offering and the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Immediately prior to the completion of this offering, all the outstanding shares of our redeemable convertible preferred stock will automatically convert into an aggregate of                 shares of our common stock.

Based on shares of common stock outstanding as of June 30, 2021, and after giving effect to the conversion of the convertible promissory notes and of all outstanding shares of our redeemable convertible preferred stock into an aggregate of                  shares of common stock immediately prior to the completion of this offering, and the automatic conversion of all of our outstanding redeemable convertible preferred stock into an aggregate of                shares of common stock immediately prior to the completion of this offering and the issuance of                 shares of common stock in this offering, there will be                 shares of common stock outstanding upon the completion of this offering. As of June 30, 2021, we had 159 stockholders of record.

Common stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting rights

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

Delaware law could require holders of common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2021, we had outstanding options to purchase an aggregate of 12,307,567 shares of common stock, with a weighted-average exercise price of approximately $1.43 per share, under our equity compensation plans.

Registration rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our amended and restated investor rights agreement (IRA). We and certain holders of our redeemable convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any three-month period or ceases to hold registrable shares. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of us and the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements” for additional information regarding such restrictions.

Demand registration rights

After the completion of this offering, the holders of up to                 shares of common stock will be entitled to certain demand registration rights. At any time after the earlier of five years after the date of the IRA or 180 days after the effective date of this offering, the holders of at least 66 2/3% of registrable shares then outstanding may make a written request that we register the offer and sale of their shares, provided the request covers securities the anticipated gross aggregate offering price of which is at least $10,000,000. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback registration rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to                  shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to the sale of securities to our employees pursuant to any employee benefit plan, (ii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 registration rights

After the completion of this offering, the holders of up to                 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of registrable shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3, so long as the request covers securities the anticipated aggregate offering price of which is at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Anti-takeover provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and restated certificate of incorporation and amended and restated bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board composition.”

Stockholder action; special meeting of stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors removed only for cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of charter provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least                  % of our then outstanding capital stock.

Issuance of undesignated preferred stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive forum. Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding under Delaware statutory or common law brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law, (iv) any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any action asserting a claim against us that is governed by the internal affairs doctrine, except, in each case, any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. Although our amended and restated bylaws contain the exclusive forum provision described above, to the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing, or may increase the cost of doing so, both of which may discourage lawsuits with respect to such claims.

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent and registrar’s address is                 .

Limitations of liability and indemnification

See the section titled “Certain relationships and related party transactions—Limitation of liability and indemnification of officers and directors.”

Listing

We have applied for the listing of our common stock on the Nasdaq Stock Market under the symbol “UTRS.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and could impair our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2021, we will have a total of                  shares of our common stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described under the section titled “Description of capital stock—Registration rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below)                  additional shares will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up and market standoff agreements

We will agree that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap, hedging or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Piper Sandler & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of substantially all of our common stock and securities convertible into our common stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Piper Sandler & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or (4) publicly disclose the intention to do any of the foregoing. For more information, see the section titled “Underwriting.”

In addition, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration rights

Pursuant to our IRA, after the completion of this offering, the holders of up to                shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive compensation—Employee benefit and stock plans” for a description of our equity compensation plans.

Material U.S. federal income tax considerations for non-U.S. holders of our common stock

The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•

entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass through entities such as subchapter S corporations (or investors in such entities or arrangements);

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons that own, or are deemed to own, our common stock.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. A partner in a partnership that will hold our common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership, and disposition of our common stock through a partnership.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, or (collectively FATCA) withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. We may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount to the extent provided for in the Treasury Regulations. A non-U.S. holder of shares of our common stock may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including the application of any applicable tax treaties that may provide for different rules.

Gain on disposition of common stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to backup withholding at the applicable statutory rate (currently, 24%) unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional withholding requirements under the Foreign Account Tax Compliance Act

FATCA generally imposes a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion below regarding the proposed regulations, the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our common stock (but not on payments of dividends). The preamble of such proposed regulations state that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The withholding tax will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and the non-U.S. holder’s country of residence may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax considerations of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Piper Sandler & Co., UBS Securities LLC and SVB Leerink LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC

Piper Sandler & Co.

UBS Securities LLC

SVB Leerink LLC
Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap, hedging or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Piper Sandler & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of our common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Piper Sandler & Co. on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer of any economic consequences of ownership, in whole or in part, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as a bona fide gift or gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any member of the lock-up party’s immediate family or any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund or any other funds managed by such partnership) or (B) as part of a disposition, transfer or distribution to members, partners, stockholders or other equity holders of the lock-up party, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or similar court order, (viii) to us from a service provider to us upon death, disability or termination of service of such service provider, (ix) as part of a sale of lock-up securities acquired from the underwriters in this offering or in open market transactions after the closing date for this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of our common stock received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreements between the underwriters and the lock-up parties, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, such other agreement or plan which is described in this prospectus, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all stockholders involving a change in control, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, all of the lock-up party’s lock-up securities would remain subject to the provisions of the lock-up agreement between the underwriters and the lock-up parties; (b) exercise of outstanding options, settlement of RSUs or other equity awards, or the exercise of warrants pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement shall be subject to the terms of the agreement between the underwriters and lock-up parties; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any shares of our common stock or warrants received upon such conversion shall be subject to the terms of the agreement between the underwriters and lock-up parties; and (d) establishment by lock-up parties of trading plans pursuant to Rule 10b5-1 under the Exchange Act, provided that such plans do not provide for the transfer of lock-up securities during the restricted period and no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan during the restricted period.

J.P. Morgan Securities LLC and Piper Sandler & Co., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing/quotation on the Nasdaq Stock Market under the symbol “UTRS”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Monaco

The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the company. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in New Zealand

This document has not been registered, filed with, or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (FMC Act). The shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance

(Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

•	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA;

•

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (FSCMA), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold, or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (FETL). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (Commission) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued, or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (CMA) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the CMA Regulations). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold, or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to prospective investors in the Dubai International Financial Centre (DIFC)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. The shares may be offered to companies incorporated under the British Virgin Islands (BVI) Business Companies Act, 2004, but only where the offer will be made to, and received by, the relevant BVI company entirely outside of the British Virgin Islands.

Notice to prospective investors in Bahamas

Shares may not be offered or sold in The Bahamas via a public offer. Shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (South African Companies Act)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a): the offer, transfer, sale, renunciation, or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96 (1) (b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Latham & Watkins LLP, Costa Mesa, California, is representing the underwriters in connection with this offering. Wilson Sonsini Goodrich & Rosati, P.C. and certain of its members are associated with WS Investment Company, LLC (2005A), WS Investment Company, LLC (2009A), WS Investment Company, LLC (2009C), WS Investment Company, LLC (2010A), WS Investment Company, LLC (2012A), WS Investment Company, LLC (2014A), WS Investment Company, LLC (2015A) and WS Investment Company, LLC (2016A). J. Casey McGlynn and Vera Elson are also members of Wilson Sonsini Goodrich & Rosati, P.C. and own convertible promissory notes issued by the Company. Upon the completion of the offering, WS Investment Company, LLC (2005A), WS Investment Company, LLC (2009A), WS Investment Company, LLC (2009C), WS Investment Company, LLC (2010A), WS Investment Company, LLC (2012A), WS Investment Company, LLC (2014A), WS Investment Company, LLC (2015A), WS Investment Company, LLC (2016A), J. Casey McGlynn and Vera Elson will directly or indirectly own less than an aggregate of 0.3% of the outstanding shares of our common stock.

Experts

The financial statements of Minerva Surgical, Inc. as of December 31, 2019 and 2020 and for the years then ended, included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

The abbreviated financial statements of the Intrauterine Health products business of Boston Scientific Corporation as of December 31, 2019, and for the year then ended, included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent auditor, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement and its exhibits, over the Internet at the SEC’s website at www.sec.gov.

When we complete this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file annual, quarterly, and special reports, proxy statements and other information with the

SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on our website is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Minerva Surgical, Inc.

Santa Clara, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Minerva Surgical, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit, which are less restrictive than the rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016.

San Jose, CA

July 22, 2021

Minerva Surgical, Inc.

Balance sheets

	December 31,
(in thousands, except share and per share amounts)	2019	2020

Assets

Current assets:
Cash and cash equivalents	$27,085	$17,359
Restricted cash, current	7,094	7,203
Accounts receivable, net	3,947	8,379
Inventory	4,744	10,201
Prepaid expenses and other current assets	944	2,279

Total current assets	43,814	45,421
Restricted cash, net of current portion	604	604
Intangible assets, net	—	43,141
Property and equipment, net	2,266	2,880

Total assets	$46,684	$92,046

Liabilities, redeemable convertible preferred stock and stockholders’ deficit

Current Liabilities:
Accounts payable	$4,193	$3,506
Accrued compensation	2,336	2,889
Accrued liabilities	8,694	10,204
Delayed cash purchase consideration	—	15,000
Current portion of long-term debt	—	1,668

Total current liabilities	15,223	33,267

Redeemable convertible preferred stock warrant liability	75	42
Long-term debt	24,324	29,423
Convertible notes (includes $35.0 million at December 31, 2019 and $46.5 million at December 31, 2020, due to related parties, respectively)	51,569	66,196
Derivative liabilities (includes $23.9 million at December 31, 2019 and $23.6 million at December 31, 2020, respectively, attributable to related parties)	39,499	38,007
Contingent consideration liability	—	23,667

Total liabilities	130,690	190,602

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.001 par value, 97,639,905 and 121,732,397 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 66,908,249 and 74,957,960 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively; liquidation value of $121,115 and $136,168 as of December 31, 2019 and December 31, 2020, respectively	120,518	123,255

Stockholders’ deficit:
Common stock, $0.001 par value, 120,314,436 shares and 144,406,928 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 5,499,343 and 7,209,506 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively	5	7
Additional paid-in capital	5,289	6,263
Accumulated other comprehensive income	11	11
Accumulated deficit	(209,829)	(228,092)

Total stockholders’ deficit	(204,524)	(221,811)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$46,684	$92,046

The accompanying notes are an integral part of these financial statements

Minerva Surgical, Inc.

Statements of operations

	Years ended December 31,
(in thousands, except share and per share amounts)	2019	2020
Revenue	$26,012	$37,768
Cost of goods sold	14,207	18,648

Gross profit	11,805	19,120

Operating expenses
Sales and marketing	22,125	22,974
General and administrative	8,382	8,212
Research and development	935	3,324

Total operating expenses	31,442	34,510

Loss from operations	(19,637)	(15,390)
Interest income	135	81
Interest expense (includes $11.4 million and $4.6 million to related parties in fiscal years 2019 and 2020, respectively)	(17,579)	(12,140)
Change in fair value of derivative liabilities	(6,858)	8,340
Bargain purchase gain	—	643
Loss on extinguishment of long-term debt and convertible notes	(8,278)	—
Other income (expense), net	171	71

Net loss before income taxes	(52,046)	(18,395)
Income tax benefit	—	132

Net Loss	$(52,046)	$(18,263)

Net loss per share attributable to common stockholders, basic and diluted	$(9.55)	$(3.13)

Weighted-average shares used in computing net loss per share, basic and diluted	5,448,480	5,836,950

The accompanying notes are an integral part of these financial statements.

Minerva Surgical, Inc.

Statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except share amounts)	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount

Balances at January 1, 2019	66,908,249	$120,518	5,206,832	$5	$2,771	$11	$(157,783)	$(154,996)
Issuance of common stock upon exercise of stock options	—	—	292,511	—	110	—	—	110
Stock-based compensation expense	—	—	—	—	587	—	—	587
Gain on extinguishment of related party convertible notes					1,821			1,821
Net loss	—	—	—	—	—	—	(52,046)	(52,046)

Balances, December 31, 2019	66,908,249	$120,518	5,499,343	$5	$5,289	$11	$(209,829)	$(204,524)

Issuance of Series D redeemable convertible preferred stock in connection with business combination	8,049,711	2,737	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,710,163	2	116	—	—	118
Stock-based compensation expense	—	—	—	—	858	—	—	858
Net loss	—	—	—	—	—	—	(18,263)	(18,263)

Balances, December 31, 2020	74,957,960	$123,255	7,209,506	$7	$6,263	$11	$(228,092)	$(221,811)

The accompanying notes are an integral part of these financial statements.

Minerva Surgical, Inc.

Statements of cash flows

	Years ended December 31,
(in thousands)	2019	2020

Cash flows from operating activities
Net loss	$(52,046)	$(18,263)
Adjustments to reconcile net loss to net cash used in operating activities:
Bargain purchase gain	—	(643)
Amortization of debt discount and debt issuance costs	14,055	3,321
Non-cash interest expense from long-term debt and convertible notes	3,101	6,955
Loss on extinguishment of long-term debt and convertible notes	8,278	—
Depreciation and amortization	1,675	7,076
Stock-based compensation expense	587	858
Change in fair value of redeemable convertible preferred stock warrant liability	(187)	(33)
Change in fair value of contingent consideration liability	—	(175)
Change in fair value of derivative liabilities	6,858	(8,340)
Deferred taxes	—	(132)

Net changes in operating assets and liabilities:
Accounts receivable, net	(332)	(4,432)
Inventory	835	1,264
Prepaid expenses and other current assets	(253)	(1,064)
Other non-current assets	37	—
Accounts payable	(2,984)	(687)
Accrued liabilities	399	1,501
Accrued compensation	185	553

Net cash used in operating activities	(19,792)	(12,241)

Cash flows from investing activities
Cash paid for business combination	—	(15,000)
Purchases of property and equipment	(223)	(453)

Net cash used in investing activities	(223)	(15,453)

Cash flows from financing activities
Proceeds from issuance of common stock	110	118
Proceeds from borrowing under term loans, net of payment of lender fees and costs	31,845	3,001
Payment of debt fees	(764)	—
Repayment of term loan	(9,054)	—
Proceeds from issuance of convertible notes, net of payment of lender fees and costs, (includes $12,550 and $11,476 from related parties in the years 2019 and 2020, respectively)	21,018	14,958

Net cash provided by financing activities	43,155	18,077

Net increase (decrease) in cash, cash equivalents and restricted cash	23,140	(9,617)

Cash, cash equivalents and restricted cash at the beginning of the year	11,643	34,783

Cash, cash equivalents and restricted cash at the end of the year	$34,783	$25,166

Reconciliation of cash, cash equivalents and restricted cash to balance sheets
Cash and cash equivalents	$27,085	$17,359
Restricted cash	7,698	7,807

Cash, cash equivalents and restricted cash in balance sheets	$34,783	$25,166

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1	$4
Cash paid for interest	$720	$1,799
Supplemental non-cash items:
Redeemable convertible preferred stock warrants issued in conjunction with term loan	$74	$—
Purchases of property and equipment included in accounts payable	$6	$6
Issuance of derivative liabilities related to convertible notes	$12,429	$6,848
Issuance of mandatory prepayment derivative liability related to term loan	$4,312	$—
Fair value of net assets acquired in business combination	$—	$57,222
Fair value of contingent consideration in connection to business combination	$—	$23,842
Fair value of delayed cash consideration in connection to business combination	$—	$15,000
Issuance of Series D redeemable convertible preferred stock in connection to business combination	$—	$2,737
Reclassification of inventory to property and equipment for customer usage agreements	$1,370	$1,150

The accompanying notes are an integral part of these financial statements.

Minerva Surgical, Inc.

Notes to financial statements

1. Formation and business of the company

The Company

Minerva Surgical, Inc. (the Company) was incorporated in the state of Delaware on November 3, 2008, and maintains its principal office in Santa Clara, California. The Company is a medical device company that develops therapeutic devices that treat abnormal uterine bleeding in a minimally invasive manner. On July 27, 2015, the Company received written notification from the U.S. Food and Drug Administration that the Company’s premarket approval (PMA) had been approved. Sales activity for both the Company’s disposable devices and controllers started in August 2015. In May 2020, the Company acquired certain assets from Boston Scientific Corporation (BSC) to broaden its product offerings to its customers.

Liquidity and going concern

Since inception, the Company has incurred recurring losses and negative cash flows from operations. The Company incurred net losses of $52.0 million and $18.3 million for the years ended December 31, 2019 and 2020, respectively, and had an accumulated deficit of $228.1 million as of December 31, 2020. The Company had cash and cash equivalents of $17.4 million as of December 31, 2020. Further, the Company has future capital commitments from its existing investors and debt providers under the 2020 Notes Agreement of $15.0 million (see note 8). Historically, the Company’s activities have been financed through private placements of equity securities and debt. The Company expects to incur significant operating expenses as it continues to expand product sales and develop and commercialize new products. The Company believes that its operating losses and negative operating cash flows will continue into the foreseeable future. The Company’s history of recurring losses, negative operating cash flows since inception and the need to raise additional funding to finance its operations raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern requires that the Company obtains sufficient funding to finance its operations. In the event the Company does not complete an initial public offering, the Company plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings and other sources, including potential collaborations, licenses, and other similar arrangements. If the Company is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company’s business, results of operations and future prospects. While the Company has been able to raise multiple rounds of financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Therefore, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Impact of the COVID-19 pandemic

In December 2019, COVID-19 was first reported to the World Health Organization (WHO), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide. As a result, the Company has taken certain measures in response to COVID-19.

In the three months ended March 31, 2020, the Company’s sales revenue was negatively impacted when hospitals and ambulatory surgical centers (ASCs) across the country were closed by certain state governments for elective procedures such as those performed using the Company’s products. As a result, the Company temporarily furloughed some employees and reduced salaries for others. These temporary measures were reversed in the three months ended June 30, 2020 as the Company’s revenue partially recovered to pre-COVID levels. Subsequently in May 2020, the Company completed the acquisition of the Symphion Tissue Removal System; the Resectr Tissue Resection Device; and the Genesys HTA System (collectively, the acquired IUH products) which provided additional products to sell to hospitals, ASCs and physicians and which increased the Company’s revenue.

The Company experienced a second wave of revenue declines in the three months ended March 31, 2021 when certain state governments responding to a second wave of COVID infection rates reinstated hospital and ASC closures for elective procedures following the 2020 holiday season. By the end of the three months ended March 31, 2021, these closures expired and most state governments have allowed hospitals and ASC’s to re-open for business.

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets, which may adversely affect the Company’s ability to access capital markets in the future.

While the Company has developed and continues to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of its efforts. Accordingly, it is not possible for the Company to predict the duration and ultimate extent to which this will affect its business, future results of operations, and financial condition at this time.

2. Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Significant estimates and assumptions include accounts receivable allowances, inventory allowances, recoverability of long-term assets, valuation of equity instruments and equity-linked instruments, valuation of common stock, stock-based compensation, valuation of the redeemable convertible preferred stock warrant liability, valuation of derivative liabilities, valuation and estimated useful lives of intangible assets, useful lives of property and equipment, contingent consideration liability, deferred tax assets and related valuation of allowances and impact of contingencies.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of research, development, and sale of therapeutic devices for abnormal uterine bleeding treatment. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to the short-term nature of these assets and liabilities. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying values of the term loans approximate their fair values. Refer to Note 5 for further details.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents balances with established financial institutions and, at times, such balances with any one financial institution may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits.

The Company earns revenue from sale of disposable devices and controllers to customers such as hospitals, ASCs and physician offices. The Company’s accounts receivable are derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. At December 31, 2019 and 2020, and for the years then ended, no customer accounted for more than 10% of accounts receivable or revenue.

Concentration of suppliers

The Company purchases certain components of its products from a single or small number of suppliers. A change in or loss of these suppliers could cause a delay in filling customer orders and a possible loss of sales, which could adversely affect results of operations; however, management believes that suitable replacement suppliers could be obtained in such an event.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents, which include money market funds.

Restricted cash

At December 31, 2019 and 2020, cash of $7.7 million, and $7.8 million, respectively, was restricted from withdrawal. Restricted cash consists of collateral for letters of credit issued in connection with litigation, real estate leases, and corporate credit cards (See Note 9).

Accounts receivable and allowances

Accounts receivable are generally from hospitals and ASCs and are stated at amounts billed less allowances for doubtful accounts. The Company continually monitors customer payments and maintains an allowance for estimated losses resulting from a customer’s inability to make required payments.

The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, geographic-related risks and economic conditions that may affect a customer’s ability to pay. Accounts receivable are written off when the Company deems individual balances are no longer collectible. As of December 31, 2019 and 2020, accounts receivable is presented net of an allowance for doubtful accounts of $0.1 million and $0.2 million, respectively. For the years ended December 31, 2019 and December 31, 2020, the Company recorded a provision for bad debts of less than $0.1 million.

Inventory

Inventory consist primarily of disposable devices, controllers, and components as raw materials and finished goods and are stated at the lower of cost or net realizable value. Cost is determined using standard cost based on the first-in, first-out method (FIFO) for all inventories. The Company periodically assesses the recoverability of all inventories to determine whether adjustments for impairment are required. The Company evaluates the related commercial mix of finished goods and other general obsolescence and impairment criteria in assessing the recoverability of the Company’s inventory and records a provision for excess, expired, and obsolete inventory based primarily on estimates of forecasted revenues. A significant change in the timing or level of demand for products as compared to forecasted amounts may result in recording additional provision for excess, expired, and obsolete inventory in the future. For the years ended December 31, 2019 and December 31, 2020, the Company did not record a provision for excess or obsolete inventory.

Property and equipment, net

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets (two to seven years) or the lease term of the leasehold improvements, whichever is lower. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations in the period such gain or loss is realized.

Intangible assets

Intangible assets arising from business combinations, such as trade names, customer relationships and developed technology, are initially recorded at estimated fair value. Amortization is computed over the estimated useful life of each asset on a straight-line basis. The Company determines the useful lives of identifiable intangible assets after considering the facts and circumstances related to each intangible asset. Factors the Company considers when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company’s long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions.

The useful lives of the intangible assets are as follows:

Developed technology	10
Customer relationships	3
Trade names	6.5

Business combination

Business combinations are accounted for under the acquisition method. The Company recognizes the assets acquired and liabilities assumed in business combinations on the basis of their fair values at the date of acquisition. Contingent consideration is recorded at fair value as measured on the date of acquisition. The value recorded is based on estimates of future financial projections under various potential scenarios using a Monte

Carlo simulation. These cash flow projections are discounted with an appropriate risk-adjusted rate. The fair value of the contingent consideration liability is remeasured at each reporting period with the change in the fair value recorded as a component of operating expenses in the statements of operations until the underlying contingency is resolved. The estimates used to determine the fair value of the contingent consideration liability are subject to significant judgment and actual results are likely to differ from the amounts originally recorded.

The Company assesses the fair value of assets acquired, including intangible assets, and liabilities assumed using a variety of methods. Each asset acquired and liability assumed is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant estimates and assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant’s use of the asset, future cash inflows and outflows, probabilities of success, asset lives, and the appropriate discount rates.

The Company uses the income approach to determine the fair value of developed technology acquired in a business combination. This approach determines fair value by estimating the after-tax cash flows attributable to the respective asset over its useful life and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. Developed technology represents patented and unpatented technology and know-how.

The Company also uses the income approach, as described above, to determine the estimated fair value of certain other identifiable intangible assets including customer relationships and trade names. Customer relationships represent established relationships with customers, which provide a ready channel for the sale of additional products and services. Trade names represent acquired company and product names.

Any excess fair value of the net tangible and intangible assets acquired over the purchase price is recorded as bargain purchase gain in the statements of operations at the acquisition closing date. During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed. After the measurement period, all adjustments are recorded in the statements of operations as operating expenses or income.

Transaction costs and restructuring costs associated with a business combination are expensed as incurred.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparison of the carrying amount of the asset or asset group to the future net cash flows which the asset or asset group is expected to generate. If such asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. There has been no impairment of long-lived assets during the years ended December 31, 2019 and 2020.

Leases

The Company leases its facilities and vehicles and meets the requirements to account for these leases as operating leases. The Company recognizes rent expense on a straight-line basis over the non-cancellable lease term. Where leases contain escalation clauses, rent abatements or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease term.

The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability.

Redeemable convertible preferred stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within the Company’s control, such as a merger, acquisition or sale of all or substantially all of the Company’s assets (each, a deemed liquidation event), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then-outstanding preferred shares.

Redeemable convertible preferred stock warrants

Freestanding preferred stock warrants are accounted for in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 480, Distinguishing Liabilities from Equity (ASC 480) and classified as liabilities on the balance sheet because the underlying preferred stock shares are redeemable upon occurrence of a deemed liquidation event. The warrants are subject to re-measurement at each balance sheet date with the change in fair value, if any, recognized in other income (expense), net in the statements of operations. The Company will continue to adjust the redeemable convertible preferred stock warrant liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion into warrants to purchase common stock, or (iii) expiration of the warrants.

Derivative liabilities

Embedded derivatives that are required to be bifurcated from their host contract are evaluated and valued separately from the debt instrument. Under the Company’s Credit Agreement (the Ares Agreement) with Ares Capital Corporation and Ares Direct Finance I LP (collectively Ares) (Note 8), upon the occurrence of specified prepayment trigger events, including a default or a change in control, the Company may be required to make mandatory prepayments of the borrowings. The prepayment premium is considered an embedded derivative, as the holder of the loan may exercise the option to require prepayment by the Company. The mandatory prepayment derivative liability is recorded at fair value upon entering into the Ares Agreement and is subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in the statements of operations.

The Company’s convertible notes contain embedded features (Note 8)—a qualified financing put, non-qualified financing put, and change of control put features—that are bifurcated and accounted for as derivative liabilities and recorded as a debt discount on the note issuance date. Debt discount is reported as a direct deduction to the carrying amount of the convertible notes and amortized using the effective interest rate over the life of the convertible notes as interest expense. The embedded derivative features are recorded at fair value upon entering into the note purchase agreements and are subject to remeasurement to fair value at each balance sheet date, with any changes in fair values recognized in the statements of operations.

The derivative liabilities are classified as long-term, consistent with their respective host contract.

Debt discount

The Company records the value of original issuance discounts, issuance costs, and discounts attributable to warrants or bifurcated derivatives associated with debt on issuance, as a debt discount, which is presented net of the outstanding balance of debt on the balance sheet and amortized as an adjustment to interest expense over the borrowing term using the effective interest method.

Revenue recognition

The Company generates revenue primarily from the sale of disposable devices and controllers that treat the root causes of abnormal uterine bleeding (AUB). The Company invoices hospitals, ASCs, and physician offices for the sold products and pays commissions to the sales representatives.

The Company also provides controllers to customers under evaluation and long-term placement agreements. Under these agreements, the Company delivers the controller to the customer’s facility without a fee and the customer agrees to purchase disposable products at a stated price over the term of the agreement. The Company retains title to the controllers. The Company, in general, does not enforce a minimum purchase requirement under these agreements. Terms of the long-term placement agreements range from several months to multiple years and may be extended or terminated upon mutual agreement. These types of agreements include an embedded lease, which is generally a cancellable operating lease, for the right to use a controller. The Company also offers extended warranty agreements to customers for controller defects, malfunctions, or system failures.

On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, using the full retrospective method for all contracts not completed as of the date of adoption. In connection with the adoption of ASC 606, the Company also adopted the related amendments that impact the accounting for the incremental costs of obtaining a contract. The adoption of ASC 606 did not have any impact on the financial statements, except for changes in the disclosures.

Under ASC 606, revenue is recognized when the customer obtains control of promised goods or services, in an amount that reflects consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies performance obligations.

A contract with a customer exists when (i) the Company enters into a legally enforceable contract with a customer that defines each party’s rights regarding the products to be transferred and identifies the payment terms related to these products, (ii) the contract has commercial substance and (iii) the Company determines that collection of substantially all consideration for products that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company identifies performance obligations in contracts with customers, which may include its products and implied promise to provide the free leased controller. The transaction price is determined based on the amount the Company is expected to be entitled to in exchange for transferring the promised products to the customer. The Company is entitled to the total consideration for the products ordered by customers, net of transaction price adjustments. The Company’s payment terms to customers are generally net 30 days. Payment terms fall within the one-year guidance for the practical expedient which allows the Company to forgo adjustment of the promised amount of consideration for the effects of a significant financing component. The Company excludes taxes assessed by governmental authorities on revenue-producing transactions from the measurement of the transaction price.

Assuming all other revenue recognition criteria are met, revenue is recognized when control of the Company’s products transfers to the customer. For sales where the Company’s sales representative hand delivers products directly to the hospital or ASC, control transfers to the customer upon such delivery. For sales where products are shipped, control is transferred either upon shipment or delivery of the products to the customer, depending on the shipping terms and conditions. The Company recognizes revenue that has been allocated to free leased controllers concurrent with the sale of disposable devices as the lease is cancellable by either party with 30 days’ notice. The amounts allocated to leased controllers are insignificant. As permitted under the practical expedient, the Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The Company accepts product returns at its discretion or if the product is defective as manufactured. Historically, the actual product returns have been insignificant. However, if returns should be become material, the Company will use the expected-value method for estimating returns based on historical data. The Company elected to treat shipping and handling costs as a fulfillment cost and includes them in the cost of goods sold as incurred. In those cases where the Company bills shipping and handling costs to customers, it will classify the amounts billed as revenue.

Extended warranty arrangements are recognized ratably over the extended warranty period. For the years ended December 31, 2019, and December 31, 2020, warranty revenue was less than $0.1 million, and considered insignificant.

The Company’s contract liabilities consist of deferred revenue for remaining performance obligations by the Company to the customer after delivery, which is approximately $0.2 million as of December 31, 2020. Deferred revenue as of December 31, 2019 was $51 thousand, which was recognized as revenue during the year-ended December 31, 2020.

The Company elected the following practical expedients allowed upon adoption of ASC 606:

(i)	the Company did not restate contracts that began and were completed within the same annual reporting period;

(ii)	for completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods; and

(iii)	for contracts that were modified before the beginning of the earliest reporting period presented in accordance with ASC 606, the Company did not retrospectively restate the contract for those contract modifications. Instead, the Company reflected the aggregate effect of all modifications that occurred before the beginning of the earliest period presented in accordance with ASC 606 when:

i.	identifying satisfied and unsatisfied performance obligations;

ii.	determining the transaction price; and

iii.	allocating the transaction price to the satisfied and unsatisfied performance obligations.

The impact of adopting ASC 606 was not material to the Company’s financial statements.

Contract costs

The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as expense when incurred because the expense is incurred at a point in time and the amortization period is less than one year. These incremental costs include sales commissions paid to the Company’s independent sales agents or internal sales representatives. Commissions are recorded as selling expenses.

Cost of goods sold

The Company manufactures certain products at its facility and purchases other products from third-party manufacturers. Cost of goods sold consists primarily of the third-party manufacturing costs, materials and assembly, direct labor, and charges for excess, obsolete, and non-sellable inventory. Cost of goods sold also includes allocated overhead for indirect labor, depreciation, rent, and information technology.

Product warranties

The Company generally offers a one-year warranty for its products. The Company provides for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect the Company’s warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary. Costs to perform warranty obligations were less than $0.1 million for the years ended December 31, 2019 and 2020.

Research and development

Research and development (R&D) expenses are charged to operations when incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, consulting costs, and allocated overhead, including rent, equipment, depreciation, and utilities.

Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax reporting purposes and for operating loss and tax credit carryforwards. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

The Company’s deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets if it is determined that it is more likely than not that all or a portion of the deferred tax asset will not be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results, expectations of future taxable income, carryforward periods available and other relevant factors. The Company records changes in the required valuation allowance in the period that the determination is made.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances, and information available as of the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, the Company does not recognize a tax benefit in the financial statements. The Company records interest and penalties related to uncertain tax positions, if applicable, as a component of income tax expense (benefit).

Stock-based compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of several assumptions. Changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.

Net loss per share attributable to common stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders, by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, convertible notes, common stock subject to repurchase, and common stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for the years ended December 31, 2019 and 2020, diluted net loss per common share is the same as basic net loss per common share for the two periods presented.

JOBS Act accounting election

The Jumpstart Our Business Startups Act of 2012, (the JOBS Act) permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. The Company has elected to use this extended transition period under the JOBS Act. As a result, its financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

3. Recent accounting pronouncements

Recently adopted accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede most current revenue recognition guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Since May 2014, the FASB has issued several amendments to the standard. This new standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company adopted ASU 2014-09 using the modified retrospective method as of January 1, 2019. The adoption had no impact on the Company’s financial statements. Revenue recognition disclosures were updated to provide required new disclosures.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting. This ASU aligns the measurement and classification guidance for share-based payments to non-employees with the guidance for share based payment to employees. Under this ASU, the measurement of equity-classified non-employee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the statement of operations. The transition method provided by this ASU is on a modified retrospective basis, which recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. This ASU is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but may take place no earlier than a company’s adoption date of ASC 606, Revenue from Contracts with Customers. The Company adopted ASU 2018-07 as of January 1, 2019, and the adoption did not have a material impact on the Company’s financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. This ASU removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. For all entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2018-13 as of January 1, 2020, and the adoption had no material impact on the Company’s financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU 2016-02. In March 2019, the FASB issued ASU 2019-01, which provides clarification on implementation issues associated with adopting ASU 2016-02. These ASUs (collectively, the new leasing standard) requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. ASC 842 provides a lessee with an option to not account for leases with a term of 12 month or less as leases in the scope of the new standard. ASC 842 supersedes the previous leases standard, ASC 840, Leases. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which allows entities to elect an optional transition method where entities may continue to apply the existing lease guidance during the comparative periods and apply the new lease requirements through a cumulative effect adjustment in the period of adoption rather than in the earliest period presented. The new standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application is permitted. The Company expects to recognize a right-of-use asset and corresponding lease liability for its real estate operating leases upon adoption, expecting to use the modified retrospective approach for the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. For public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, adoption is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For SEC filers that are eligible to be smaller reporting companies and for all other entities, this ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which simplify various aspects related to the accounting for income taxes. This ASU removes exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. For public companies, this ASU is effective for interim and annual reporting periods beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (ASU 2020-04). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning an interim period that includes or is subsequent to March 12, 2020, or prospectively from the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company may elect to apply ASU 2020-04 as its contracts referenced in London Interbank Offered Rate (LIBOR) are impacted by reference rate reform. The Company is currently evaluating the impact of the adoption of this ASU on the Company’s financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Specifically the ASU removes: (1) major separation models required under GAAP and (2) certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contract to qualify for the exception. For public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, this ASU is effective for interim and annual reporting periods beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this ASU on the Company’s financial statements and related disclosures.

4. Revenue

Disaggregation of revenue

	Years ended December 31,
	2019	2020
Minerva ES	99.8%	55.4%
Genesys HTA	0.0%	28.5%
Symphion	0.0%	15.3%
Other	0.2%	0.9%

	100.0%	100.0%

For the years ended December 31, 2019 and 2020, nearly 99% of the Company’s revenue is subject to point-in-time recognition for single-use (disposable) products and capital equipment. Sale of extended warranties on capital equipment represents less than 1% of the Company’s revenue. In addition, more than 95% of the Company’s total revenue is derived from the sale of single-use (disposable) products; therefore, the Company did not include disaggregated revenue data to capture the amounts attributed to capital equipment, associated warranties, and miscellaneous revenue separately.

Contract balances

The Company’s contract balances consist of the following (in thousands):

	December 31,
	2019	2020
Accounts receivable	$3,947	$8,379
Contract liability—current	$51	$219

5. Fair value measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Assets and Liabilities Measured and Recorded at Fair Value on a Non-Recurring Basis—The Company determines the fair value of long-lived assets held and used, such as intangible assets, by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors. An impairment charge is recorded when the carrying value of the asset exceeds its fair value. As noted above, there have been no impairment charges recorded to date. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, as of December 31, 2019 and 2020, the carrying values of the term loan and convertible note payable to related party approximate their fair values and is classified as a Level 2 liability. In December 2019, in connection with the extinguishment of convertible notes, the new convertible notes were recorded at fair value (see Note 8).

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis—Financial assets held by the Company measured at fair value on a recurring basis include money market funds which are classified as Level 1 within the fair value hierarchy as the inputs used to measure fair value are quoted prices in active markets for identical assets. Derivative liabilities and redeemable convertible preferred stock warrant liabilities are remeasured at fair value as of each reporting period (see Note 8 and 11).

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Fair value of assets and liabilities

The following tables represent the Company’s financial assets and liabilities according to the fair value hierarchy, measured at fair value as of December 31, 2019 and 2020 (in thousands).

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalent:
Money market funds	$25,569	$—	$—	$25,569

Total financial asset	$25,569	$—	$—	$25,569

Liability:
Derivative liabilities	$—	$—	$39,499	$39,499
Redeemable convertible preferred stock warrant liability	—	—	75	75

Total financial liabilities	$—	$—	$39,574	$39,574

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$14,638	$—	$—	$14,638

Total financial asset	$14,638	$—	$—	$14,638

Liability:
Derivative liabilities	$—	$—	$38,007	$38,007
Contingent consideration liability	—	—	23,667	23,667
Redeemable convertible preferred stock warrant liability	—	—	42	42

Total financial liabilities	$—	$—	$61,716	$61,716

The redeemable convertible preferred stock warrant liability is classified within Level 3 of the fair value hierarchy because it is valued using the Black-Scholes pricing model, which require subjective unobservable inputs (See Note 11).

Contingent consideration related to development and revenue milestones is recorded at fair value as measured on the date of acquisition. The value recorded is based on estimates of future financial projections under various potential scenarios using a Monte Carlo simulation, and is subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in general and administrative expense, in the statements of operations.

The fair value of the mandatory prepayment derivative liability, as a result of a change in control, was calculated using the “with and without” methodology at loan issuance. The “with and without” methodology involves valuing the term loan with Ares on an as-is basis and then valuing the term loan without the embedded derivatives. The difference between the value of the term loan with the embedded derivatives and the value without each individual embedded derivative equals the fair value of the embedded derivative. On the subsequent dates, the Company used an income approach to value the term loan derivative liabilities, where the proceeds to the lenders were estimated, adjusted by the opportunity cost of the lenders for foregoing the debt portion of the instrument. As of December 31, 2019, the mandatory prepayment derivative liability was valued using estimated time to exit of 1.25 years and a discount rate of 22.8%. As of December 31, 2020, the mandatory prepayment derivative liability was valued using estimated time to exit of 1.50 years and a discount rate of 19.34%. Changes in the estimated fair value of the bifurcated embedded derivative are reported as gains or losses in other income (expense), net in the statements of operations.

See Note 7 for the methodology to determine the fair value of contingent consideration liability.

The Company valued the convertible notes derivative liabilities using the income approach, where the proceeds to the convertible noteholders were estimated under different future scenarios, adjusted by the opportunity cost of the convertible noteholders for foregoing the debt portion of the instrument. Each outcome was probability-weighted based on future estimates.

The convertible notes derivative liabilities were determined using the following assumptions:

	May 6, 2019	November 22, 2019	December 31, 2019	May 11, 2020	December 31, 2020
Expected exit date	3/31/2021	3/31/2021	3/31/2021	3/9/2022	6/30/2022
Discount rate	10.75%	13.09%	25.44%	33.89%	21.02%
Volatility	80.70%	80.70%	80.70%	97.60%	126.20%

The following table provides a reconciliation of the beginning and ending balances of the Company’s redeemable convertible preferred stock warrant liability, derivative liabilities and contingent consideration liability during the years ended December 31, 2019 and 2020 (in thousands):

	Redeemable convertible preferred stock	Derivative liabilities	Contingent consideration liability
Beginning fair value, January 1, 2019	$188	$15,900	$—
Warrants issued in 2019	74	—	—
Recognition	—	16,741	—
Change in fair value	(187)	6,858	—

Ending fair value, December 31, 2019	75	39,499	—

Recognition	—	6,848	23,842
Change in fair value	(33)	(8,340)	(175)

Ending fair value, December 31, 2020	$42	$38,007	$23,667

6. Balance sheet components

Cash and cash equivalents

The Company’s cash and cash equivalents consist of the following (in thousands):

	December 31,
	2019	2020
Cash	$1,516	$2,721
Cash equivalents:
Money market funds	25,569	14,638

Total cash and cash equivalents	$27,085	$17,359

Inventory

Inventory consists of the following (in thousands):

	December 31,
	2019	2020
Finished goods	$1,922	$5,068
Component materials	2,822	5,133

Total inventory	$4,744	$10,201

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2019	2020
Prepaid expenses	$423	$1,794
Prepaid rent	138	—
Prepaid insurance	106	122
Other current assets	277	363

	$944	$2,279

Property and equipment, net

Property and equipment, net consist of the following (in thousands):

		December 31,
	Useful life (years)	2019	2020
Computers and software	2	$569	$653
Machinery and equipment	3	768	954
Furniture and fixtures	7	116	48
Tools and dies	2	1,102	936
Equipment under customer usage agreement	3	5,985	7,918
Leasehold improvements	Lesser of useful life or lease term	1,185	155

		9,725	10,664
Less: accumulated depreciation and amortization		(7,459)	(7,784)

Property and equipment, net		$2,266	$2,880

Depreciation and amortization expense on property and equipment was $1.7 million and $2.0 million, for the years ended December 31, 2019 and 2020, respectively. Of this amount, $1.5 million, and $1.6 million, for the years ended December 31, 2019 and 2020, respectively, was related to equipment under customer usage agreements recorded to cost of goods sold.

Intangible asset, net

Intangible asset, net consist of the following (in thousands):

	Useful life (years)	December 31,
		2019	2020
Trademarks	6.5	$—	$3,969
Developed technology	10	—	30,819
Customer relationships	3	—	13,466

		—	48,254
Less: accumulated depreciation and amortization		—	(5,113)

Intangible asset, net		$—	$43,141

Amortization expense on intangible assets was zero and $5.1 million, for the years ended December 31, 2019, and December 31, 2020, respectively.

Future amortization expense of intangible assets is as follows (in thousands):

Year Ending December 31,
2021	$8,182
2022	8,182
2023	5,376
2024	3,693
2025	3,693
Thereafter	14,015

Total	$43,141

Accrued compensation

Accrued compensation consists of the following (in thousands):

	December 31,
	2019	2020
Accrued vacation	$1,051	$1,184
Accrued bonuses	570	831
Accrued commissions	665	828
Other accrued personnel related expenses	50	46

	$2,336	$2,889

Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2019	2020
Accrual for litigation	$7,095	$7,203
Accrued professional fees	328	824
Accrued sales and use taxes	530	754
Deferred rent	327	445
Accrual for inventory in transit	218	602
Contract liability	51	219
Other accrued liabilities	145	157

	$8,694	$10,204

7. Business combination

On May 11, 2020, the Company completed its acquisition of Intrauterine Health products consisting of the acquired IUH products from Boston Scientific Corporation (BSC). This transaction was accounted for as a business combination.

The acquisition included transition services that were provided to Minerva by BSC—these services were to transition the processes necessary to conduct business activities including operating, management, and administrative activities. Also, the Company acquired all supply and consulting contracts relating to the acquired IUH products.

The Company accounted for the acquisition of the acquired IUH products under the acquisition method, that requires the assets and liabilities assumed at the date of acquisition to be recorded in the financial statements at their respective fair values at the acquisition date. The excess of fair value of the acquired net assets over the purchase price reflected a bargain purchase gain of $0.6 million. The acquired IUH products results of operations are included in the 2020 financial statements from the date of acquisition. The revenue for the acquired IUH products contributed $16.9 million, or 44.7%, of the total revenue from the acquisition date of May 12, 2020 to December 31, 2020.

The determination of the estimated fair value of the acquired assets and liabilities requires management to make significant estimates and assumptions. The Company determined the fair value by applying established valuation techniques, based on information that management believed to be relevant to this determination. The Company assessed the fair values of acquired intangible assets, inventory, fixed assets, warranty liability, and purchase consideration including equity-based consideration and contingent consideration.

The summary of the purchase consideration is as follows (in thousands, except shares and per share amounts):

Description	Amount
Closing stock consideration—8,049,711 shares of Series D redeemable convertible preferred stock at $0.34 per share	$2,737
Cash consideration	15,000
Delayed cash consideration	15,000
Development milestone payment (a)	8,615
Revenue milestone payments (b)	15,227

Total purchase consideration	$56,579

The Company estimated the fair value of shares of Series D redeemable convertible preferred stock as $0.34 per share, or $2.7 million, at the closing date. The Company used the market approach for guideline public companies, guideline transactions, and discounted cash flow methods equally weighted to estimate the total Company’s equity fair value and used the option pricing model to identify the fair value of the newly issued Series D redeemable convertible preferred stock.

Contingent consideration consists of the following:

(a)	Development milestone payment—The Company is required to deliver a development-based milestone payment equal to $10.0 million, which was earned when BSC delivered into finished goods inventory the required amount of Symphion controllers, at least 50% of which fully incorporated certain design revisions (the Development Milestone). As of the acquisition date, the Company estimated that there was a 90.0% probability that the development milestone would be achieved within 16 months, and the earliest it would be achieved would be the end of March 2021, with May 2021 being the most likely timeframe when the development milestone would be achieved. The Company has agreed that this milestone was earned. The Development Milestone will be paid within 15 days following the completion of this offering, or, if this offering has not been completed by October 1, 2021, upon the earlier of the closing of our first financing after October 1, 2021 or the date the First Revenue Milestone (as defined below) is paid. The Company recorded its estimate of the fair value of the contingent consideration liability for the development milestone payment utilizing a discounted cash flow model to determine the present value of the expected value of development milestone payment.

(b)	Revenue milestone payments—The Company is required to make two revenue milestone payments to BSC, which is contingent on the achievement of certain revenue levels from the acquired product lines in 2021 and 2022. The first revenue milestone payment of $5.0 million is payable if net revenue from the acquired IUH products is less than or equal to $30.0 million in calendar year 2021, and an additional $5.0 million if net revenue is greater than $30.0 million calendar year in 2021 (the First Revenue Milestone). The First Revenue Milestone payment is expected to be paid in the first three months of 2022. The second revenue milestone payment of $5.0 million is payable if net revenue from the acquired IUH products exceeds $30.0 million in calendar year 2022 or $10.0 million if net revenue is greater than $37.0 million in calendar year 2022. Based on the revenue forecast of the acquired product lines through 2022, the Company ran a Monte Carlo simulation to estimate risk-neutral future revenue outcomes based on the estimated discount rate applicable to the revenue and the revenue volatility selected based on the guideline public companies. The Company recorded its estimate of the fair value of the contingent consideration liability for revenue milestone payments utilizing the discounted cash flow model based on future revenue projections of the acquired IUH products, comparable companies’ revenue growth rates, implied volatility, and applying a risk adjusted discount rate.

The estimated fair value of the contingent consideration was based on significant inputs not observable in the market and thus represented a Level 3 measurement as defined in ASC 820. The fair value measurement for the revenue milestone is directly impacted by the Company’s estimate of future incremental revenue growth of the business. Accordingly, if actual revenue growth is higher or lower than the estimates within the fair value measurement, the Company would record additional charges or benefits, respectively. Each quarter the Company revenue milestone is directly impacted by the Company’s estimate of future incremental revenue growth of the business. Accordingly, if actual revenue growth is higher or lower than the estimates within the fair value measurement, the Company would record additional charges or benefits, respectively. Each quarter the Company will be required to remeasure the fair value of the contingent consideration liability as assumptions change with the change in fair value recorded in general and administrative expenses in the statements of operations.

The allocation of the purchase price is based on the best information available to management. This allocation is provisional, as the Company is required to recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of May 12, 2020 that, if known, would have resulted in the recognition of those assets or liabilities as of that date. The Company may adjust the preliminary purchase price allocation after obtaining additional information relating to the valuation of intangible assets and contingent consideration.

The following table summarizes the allocation of the purchase price based on the estimated fair values of the acquired assets and assumed liabilities as of May 12, 2020 (in thousands):

Net assets acquired:
Inventory	$7,846
Other receivable	271
Property and equipment	999
Trade names	3,969
Customer relationships	13,466
Developed technology	30,819
Warranty liability	(16)
Deferred tax liability	(132)
Negative goodwill	(643)

Purchase price	$56,579

Negative goodwill of $0.6 million represents the excess of the fair value of assets acquired and liabilities assumed over the purchase consideration. The Company recorded negative goodwill of $0.6 million as a bargain purchase gain in the statements of operations at the acquisition closing date. Before recognizing a gain on bargain purchase, the Company reassessed and concluded that it had identified all of the assets acquired and all of the liabilities assumed. In addition, the Company reviewed the procedures used to measure the amounts to be recognized with respect to identifiable assets acquired and liabilities assumed, as well as the aggregate consideration transferred. The objective of the review was to ensure that the measurements appropriately reflected all available information as of the acquisition date. Based on this review, the Company concluded that the fair value of the consideration transferred in the acquisition of IUH products was less than the fair value of the net identifiable assets acquired, resulting in the $0.6 million gain recognized in connection with the acquisition. The bargain purchase gain resulted primarily from a favorable fair value at the date of acquisition as compared with the Company’s purchase price. The Company identified the following primary factors leading to the bargain purchase gain, which presented the Company with a favorable environment to negotiate pricing and purchase terms, which environment may not have been available had these factors not been present: (1) the Company believes it was the only party desiring to purchase the business; (2) BSC desired to sell the business as evidenced by their reduction in resources and staff dedicated to the business during the 12 months prior to the acquisition;

and (3) overall economic environment around the uncertainty of when or if the business would recover from revenue declines resulting from hospital and ASCs restrictions due to COVID-19.

Negative goodwill is not taxable and acquired intangible assets are deductible for income tax purposes. Allocating the bargain purchase price to the assets acquired under the residual method results in a deferred tax liability of $0.1 million which represents the book to tax differences on other assets and liabilities acquired.

Acquired inventory included raw material and finished goods inventory. The fair value of finished goods inventory was measured by using a top-down approach, which starts with a market participant‘s estimated selling price, adjusted for both (1) the costs of the selling effort and (2) an approximately normal profit for the selling effort. The acquisition-date fair value of finished goods inventory was $4.3 million.

Raw materials inventory was measured at fair value as of the acquisition date applying a bottom-up approach, which uses a market method for valuation if observable market prices are available or a cost approach if they are not. It is assumed in the measurement of a raw material’s fair value that the transaction to sell the raw material occurs in the principal market or, in the absence of a principal market, the most advantageous market. The fair value of raw materials inventory was determined to be its replacement cost. The acquisition-date fair value of raw materials inventory was $3.6 million.

The fair value of identifiable intangible assets acquired of $48.3 million was determined by the Company, with the assistance of a third-party appraiser, primarily using variations of the income valuation approaches, which is based on the present value of the future after-tax cash flows attributable to each identifiable intangible asset. Some of the more significant assumptions inherent in the development of intangible asset fair values, from the perspective of a market participant, include, but are not limited to (i) the amount and timing of projected future cash flows (including revenue and expenses), (ii) the discount rate selected to measure the risks inherent in the future cash flows, (iii) the assessment of the asset’s life cycle, and (iv) the contributory asset charges.

The components of identifiable intangible assets acquired were as follows (in thousands):

	Useful lives (in years)(4)	Value as of closing date of acquisition
Trademarks(1)	6.5	$3,969
Developed technology(2)	10	30,819
Customer relationships(3)	3	13,466

Total identifiable intangible assets acquired		$48,254

1.	The relief from royalty method of the income approach was used to estimate the fair value of the trademarks.

2.	The cash flows used for technology was valued using the excess earnings method.

3.	The cash flows from customer relationship assets represent the expected profits to be generated from the customer contracts, incorporating estimated customer retention rates.

4.	The estimated useful lives were determined based on the future economic benefit expected to be received from the assets.

Transaction costs associated with the acquisition for the purchase were $1.0 million during the year ended December 31, 2020 and were expensed as incurred in general and administrative expenses in the statements of operations.

Pro-forma financial information (unaudited)

The following supplemental unaudited pro forma information represents the Company’s financial results as if the acquisition of IUH products had occurred on January 1, 2019 (in thousands).

	For the year ended December 31,
	2019	2020
Revenue	$62,082	$44,716
Net loss	$(43,889)	$(17,317)

The above unaudited pro forma information was determined based on the historical GAAP results of the Company and abbreviated financial information of IUH products acquired from BSC. The unaudited pro forma results are not necessarily indicative of what the Company’s results of operations would have been if the acquisition was completed on January 1, 2019, nor do they give effect to synergies, cost savings, fair market value adjustments, and other changes expected to result from the acquisition. Accordingly, the pro forma financial results do not purport to be indicative of results of operations as of the date hereof, for any period ended on the date hereof, or for any other future date or period. The unaudited pro forma net loss for the year ended December 31, 2019 includes pro forma adjustments of $1.0 million for transaction costs incurred in fiscal years 2020 and 2021, and $8.2 million relating to the adjustment for the amortization of the intangible assets for the year ended December 31, 2019. The unaudited pro forma net loss for year ended December 31, 2020 includes pro forma adjustments of $3.1 million relating to the adjustment for the amortization of the intangible assets from January 1, 2020 through May 12, 2020, and the reduction of $1.0 million in transaction costs, which were assumed to have been incurred at the inception of the acquisition.

8. Debt

SVB term loan

In May 2017, the Company entered into a Loan and Security Agreement (SVB Agreement) with Silicon Valley Bank (SVB) for up to $10.0 million in term loans (SVB Loan). In connection with the SVB Agreement and upon each loan advance, the Company issued a 10-year warrant to purchase shares of the Company’s redeemable convertible preferred stock equal to 4.8% of the total term loan principal amount divided by (i) $1.87 or (ii) if exercised in connection with a subsequent equity financing, the lowest price per share sold in such financing, in each case subject to adjustment. (See Note 11).

In May 2017, the Company borrowed $3.0 million at an interest rate of 5.00% per annum. In June 2017, the Company borrowed $2.0 million at an interest rate of 5.25% per annum. In December 2017, the Company borrowed $3.0 million at an interest rate of 5.50% per annum. Interest rates were at the greater of one percent above the Prime Rate or 4.75% per annum. The remaining $2.0 million was not advanced. Interest payments began upon loan advance and principal payments began in April 2018. The loans all had a maturity date of December 2020. The SVB Loan had an effective interest rate of 8.23% per annum.

The borrowing arrangement also included a revolving line of credit for up to $5.0 million. The amount available for draw was limited by the lesser of the revolving line or the amount available under a borrowing base determined by the lender less the outstanding balance of any advances. The line of credit bore interest at a rate equal to the greater of one percent above the Prime Rate or 4.75% per annum and had a maturity date of May 2020.

The Company recorded a debt discount in conjunction with the SVB loan comprised of the end of term fee of $0.4 million, anniversary fees of $0.1 million, fair value of warrants issued of $0.2 million, and issuance costs of less than $0.1 million. The debt discount was amortized to interest expense over the life of the loan using the effective interest method.

In July 2019, the Company entered into amended and restated agreement to the SVB agreement with SVB and Innovation Lending Fund VIII, L.P. (WestRiver) to receive a term loan advance of $5.0 million (New SVB Loan) for repayment of the SVB Loan. In connection with the entrance into the amended and restated SVB Agreement, the Company issued SVB and WestRiver warrants to purchase 265,294 shares of its Series D redeemable convertible preferred stock (Series D Warrants) at an exercise price of $1.87 per share. The Series D Warrants had a fair value of $0.1 million as of the issuance date, which was accounted for as a debt discount (See Note 11). The Company paid $0.2 million in fees to the lenders in connection with the amended and restated SVB Agreement which were accounted for as a discount on the loan. The debt discount was accreted over the life of the loan using the effective interest method.

In July 2019, the Company repaid its entire outstanding obligation under the SVB Loan amounting to $4.5 million, including principal of $4.1 million, and final fee of $0.4 million, using the proceeds from the New SVB Loan. The repayment of the obligation under the term loan agreement with SVB was accounted for a debt modification.

The New SVB Loan bore interest at an annual rate equal to the greater of (i) 7.5% and (ii) 2.0% above the Prime Rate. The New SVB Loan had a maturity date of July 2023. As of December 30, 2019 (repayment date), the New SVB Loan had an effective interest rate of 12.7% per annum.

On December 30, 2019, the Company repaid its entire obligation under the New SVB Loan amounting to $5.4 million, including principal of $5.0 million and fees of $0.4 million, using the proceeds from Ares Term Loan (described below). The repayment of the obligation under the term loan agreement with SVB was accounted as a debt extinguishment and the Company recorded a loss on a debt extinguishment of $0.5 million accordingly in the statements of operations.

During the year ended December 31, 2019, the Company recorded $0.6 million in interest expense related to the SVB Loan (including New SVB Loan).

During the year ended December 31, 2019, the Company recorded interest expense related to debt discounts and debt issuance costs of $0.2 million related to the SVB Loan.

Ares term loan

On December 30, 2019, the Company entered into a Credit Agreement (the Ares Agreement) with Ares Capital Corporation and Ares Direct Finance I LP (collectively Ares) to raise up to $40.0 million in debt financing (Ares Loan) consisting of $30.0 million advanced at the closing of the agreement (Tranche A), with the option to draw up to an additional $10.0 million (Tranche B) on or before December 31, 2020, which was conditioned upon achieving a minimum of $30.0 million in net revenues in the prior 12-month period. The Ares Loan has a three-year term maturing on December 30, 2022, which includes eight quarters of interest only payments followed by four quarters of equal payments of principal and interest. The interest only period could be extended to ten quarters if the Company satisfied certain amortization period extension conditions prior to December 31, 2021. In May 2020, the Company satisfied one of the amortization period extension conditions and the interest only period was extended to ten quarters.

Borrowings under the Ares Agreement, including the Ares Loan, bear interest at either the ABR plus 8.50% per annum or the Eurodollar Rate plus 9.50% per annum, as applicable. The ABR equals the greatest of (a) 3.00%, (b) the prime rate, (c) the federal funds rate plus 0.5% and (d) the three-month Eurodollar Rate plus 1.0%. The Eurodollar Rate equals the greater of (a) 2.00% and (b) the rate per annum appearing on Bloomberg Professional Service Page BBAM1 offered rate for deposits in U.S. dollars at approximately two business days prior to the first day of such interest period for a three (3) month term; multiplied by the Statutory Reserve Rate. The Statutory Reserve Rate is based on a fraction, the numerator of which is the number one and the denominator of which is the number one minus the applicable reserve percentage for that day. Payments of interest under Ares Loan are to be made quarterly commencing on March 31, 2020. Through December 31, 2021, the Company has the option to pay all accrued interest in cash or by paying up to 50% of accrued interest in kind (PIK interest) by increasing the principal amount of Ares Loan. On each payment date through December 31, 2020, the Company elected the PIK option, issuing PIK notes totaling $1.9 million. As of December 31, 2020, the Ares Loan had an annual effective interest rate of 22.73% per annum.

The Ares Loan is collateralized by substantially all of the Company’s assets. The Company may prepay the loan, subject to a prepayment premium equal to 30% of the principal amount being prepaid less all interest payments and fees paid in cash on or prior to the date of such prepayment, provided that in no event shall the prepayment premium be less than zero.

The Ares Loan includes a fee upon repayment of the loan ranging from 4.0% to 10.0% of the aggregate principal amount being prepaid or repaid including all PIK notes added to the principal amount. The Ares Agreement includes customary restrictive covenants, financial covenants, events of default and other customary terms and conditions. The financial covenants in the Ares Agreement require the Company to have revenue for the four consecutive fiscal quarters ending on March 31, 2020, and the last day of each June, September, December and March thereafter, of not less than the minimum revenue amount specified in the Ares Agreement and maintain a minimum cash and cash equivalents balance of $5.0 million at any time.

In January 2021, the Company entered into a waiver and amendment agreement to the Ares Agreement to receive a waiver for certain reporting covenants for which the Company was not in compliance as of December 31, 2020. Additionally, the amendment extended the Tranche B availability date to June 30, 2021. The amendment was accounted for as a debt modification and no gain or loss was recognized. In March 2021, the Company entered into a second amendment to the Ares Agreement to extend the compliance period for certain reporting covenants. The amendment was accounted for as a debt modification and no gain or loss was recognized.

The Company may be required to make mandatory prepayments of the Ares Loan upon the occurrence of specified prepayment trigger events, including the occurrence of any event of default or the occurrence of a change in control event. Upon the prepayment of all or any of the outstanding principal balance, the Company shall pay, in addition to such prepayment, the prepayment premium noted above. As Ares may exercise the option to require prepayment by the Company, the prepayment premium is considered to be an embedded derivative which is required to be bifurcated from its host contract and accounted for as a separate financial instrument. The mandatory prepayment derivative liability had a fair value of $4.3 million upon entering into the Ares Agreement, which was accounted for as a debt discount.

The Ares Loan consists of the following (in thousands):

	December 31,
	2019	2020
Term loan principal	$30,005	$31,878
Less: Debt issuance cost and debt discount	(5,682)	(4,120)
Add: Exit fee	1	312

Term loan	$24,324	$28,070

The Company paid $1.4 million in fees to the lender and third parties which is reflected as a discount on the Ares Loan and is being accreted over the life of the term loan using the effective interest method.

During the years ended December 31, 2019 and 2020, the Company recorded interest expense related to debt discount and debt issuance costs of the Ares Loan of less than $0.1 million and $1.9 million, respectively.

Interest expense on the Ares Loan was less than $0.1 million and $5.6 million during the years ended December 31, 2019 and 2020, respectively.

In July 2021, the Company amended the terms of the Ares Agreement to waive a default in connection with the Company’s failure to satisfy a covenant relating to delivery of financial statements and modify that financial reporting covenant. The amendment also served to modify the fee due to Ares upon repayment of the loan from a variable amount based on equity value of the Company at the time of repayment to a fixed fee of 6.25%. In addition, the timing for delivery of the Company’s annual audited financial statements was amended to 210 days from the end of the fiscal year for the year ended December 31, 2020.

Paycheck Protection Program

In April 2020, the Company received $3.0 million from a Federal Small Business Administration loan under the Paycheck Protection Program, (the PPP Loan). The PPP Loan bears interest at 1.0% per year on the outstanding principal amount and matures 24 months from the date of the note. No payments were due for initial six-month period beginning on the date of the note. Afterwards, payments of principal and interest were due over the following eighteen months. In June 2021, the Company received a notification that the PPP Loan had been forgiven (Note 17).

Convertible notes

In March and December 2018, the Company entered into Second Lien Loan and Security Agreements (the 2018 Note Agreements) with certain investors (Investors), for up to $20.0 million and $10.0 million in convertible notes, respectively. The convertible notes under these 2018 Note Agreements are subordinated to the term loan with Silicon Valley Bank and are also collateralized by assets, including cash and cash equivalents, accounts receivable and property and equipment. Under the 2018 Note Agreements, the investors agreed to make one or more convertible notes (the 2018 Notes) to the Company during the period beginning in March and December 2018, respectively, and ending on the one-year anniversary of the 2018 Note Agreements, the maturity date.

In May and November 2019, the Company entered into additional Second Lien Loan and Security Agreements (the 2019 Note Agreements) with certain investors, each for up to $10.5 million in convertible notes. With the exception of the issuance date of offering and maturity date, all remaining contractual terms of the 2019 Note Agreement are similar to the 2018 Note Agreements. Under the 2019 Note Agreements, the Investors agreed to make one or more convertible notes to the Company during the period beginning in May and November 2019 (the 2019 Notes) and ending on the one-year anniversary of the 2019 Note Agreements, the maturity date.

In December 2019, the Company and certain investors entered into an amendment to the 2018 Notes and 2019 Notes (the Amendment), which extended the maturity of the 2018 Notes and 2019 Notes to June 2023. Moreover, the 2018 Notes and 2019 Notes were subordinated to the term loan with Ares Capital Corporation, and collateralized by assets, including cash and cash equivalents, accounts receivable and property and equipment. The Amendment was accounted for as a debt extinguishment, and the Company recognized a $1.8 million extinguishment gain to additional paid-in capital (APIC), as the transaction was with shareholders of the Company, as well as a $7.7 million extinguishment loss in the statement of operations.

In May 2020, the Company entered into another Second Lien Loan and Security Agreement (the 2020 Note Agreement) with certain investors, for up to $30.0 million in convertible notes. The convertible notes under the 2020 Note Agreement are subordinated to the term loan with Ares Capital Corporation and are also collateralized by assets, including cash and cash equivalents, accounts receivable and property and equipment.

Under the 2020 Note Agreement, the investors agreed to make one or more convertible notes to the Company during the period beginning in May 2020 (the 2020 Notes), and ending on June 30, 2023, the maturity date.

The 2018 Notes, 2019 Notes and 2020 Notes (collectively, the Notes) accrue interest at a fixed rate of 8.0% per annum. Interest accrues until the Notes are converted to stock or paid in full. Each Note is evidenced by a separate Secured Convertible Promissory Note.

If the Company completes a qualified financing of its convertible preferred stock, the outstanding principal amount and all accrued and unpaid interest on the Notes automatically converts into shares of the preferred stock issued in such financing, at a price per share equal to 85% of the lowest price per share paid by the other purchasers in such financing. If the Company completes a non-qualified financing of its convertible preferred stock, the holders of more than 50% of the aggregate outstanding principal amount of the Notes (the Majority Investors) have the option to convert the outstanding principal amount and all accrued and unpaid interest on the Notes into either (1) shares of the preferred stock issued in such financing, at a price per share equal to 85% of the lowest price per share paid by the other purchasers in such financing, or (2) shares of Series D convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted. The Notes also automatically convert to Series D convertible preferred stock upon an automatic conversion event of all of the Company’s common stock to preferred stock, such as the conversion contemplated in connection with this offering. The Majority Investors also have the option to voluntarily convert the outstanding principal amount and all accrued and unpaid interest on the Notes into shares of Series D convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted.

If a change of control of the Company occurs, each Note holder has the option to convert the outstanding principal amount and all accrued and unpaid interest on the Note into shares of Series D convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted. The outstanding principal amount and all accrued and unpaid interest that, in each case, has not otherwise been converted into equity securities, must be prepaid prior to the closing of such change of control, together with a premium equal to 100% of the outstanding principal amount to be prepaid. The Company may also prepay the Note at any time with the written consent of the Majority Investors.

The Company borrowed $29.2 million in 2018, $21.0 million in 2019, and $15.0 million in 2020 under the Second Lien Loan and Security Agreements with investors. At December 31, 2020, the Company retained the ability to draw up to an additional $15.0 million under the 2020 Note Agreement in order to satisfy certain deferred payment obligations due to BSC.

The Notes contain embedded features—a qualified financing put, non-qualified financing put, and change of control put features that were bifurcated and accounted for as a single derivative liability and recorded as a debt discount. Debt discount is reported as a direct deduction to the carrying amount of the Notes and amortized using the effective interest rate over the life of the Notes as interest expense. The derivative liability is recognized at fair value initially and subsequently remeasured at fair value at each reporting period with the change in fair value recorded in the statement of operations at each reporting period, and classified as either short-term, or long-term, consistent with their respective host contract. During the years ended December 31, 2019 and 2020, the Company reported amortization of debt discount of $14.0 million and $1.4 million, respectively.

The convertible note consists of the following (in thousands):

	December 31,
	2019	2020
Principal	$54,245	$69,245
Less: debt issuance costs	—	(38)
Less: debt discount	(2,688)	(8,145)
Accrued interest	12	5,134

Convertible note	$51,569	$66,196

During the years ended December 31, 2019, the Company incurred debt issuance costs of less than $0.1 million in connection with the 2019 Notes.

In December 2019, in connection with the extinguishment of convertible notes, the amended convertible notes were recorded at fair value.

During the year ended December 31, 2020, the Company incurred debt issuance costs of less than $0.1 million in connection with the 2020 Notes, which are reported on the balance sheet as a direct deduction from the face amount of the 2020 Notes.

During the year ended December 31, 2019, the Company recorded interest expense of $17.0 million on the 2018, and 2019 Notes. During the year ended December 31, 2019, the 2018 and 2019 Notes had an annual effective interest rate ranging from 114% to 183% per year. As of December 31, 2019, the 2018 and 2019 Notes had accrued interest of less than $0.1 million.

During the year ended December 31, 2020, the Company recorded interest expense of $6.5 million on the 2018, 2019 and 2020 Notes. During the year ended December 31, 2020, the 2018, 2019 and 2020 Notes had an annual effective interest rate ranging from 9% to 31% per year. As of December 31, 2020, the 2018, 2019 and 2020 Notes had accrued interest of $5.1 million.

Contractual maturities of financing obligations

As of December 31, 2020, the aggregate future payments under the Ares Loan, PPP Loan and Notes (including interest payments) are as follows (in thousands):

Total
2021	$3,600
2022	39,880
2023	90,175

Total	133,655
Less: unamortized debt discounts and issuance costs	(13,200)
Less: interest	(23,168)

Term loan, convertible notes, and PPP loan	$97,287

9. Commitments and contingencies

Operating lease

In February 2014, the Company signed a sublease for 26,500 rentable square feet of office space in Redwood City, California. The initial lease term was for three years, commencing on April 2014 and expiring on April 2017, with the option to renew for two additional 1-year terms. In December 2017, the Company exercised its option to extend its lease one additional year until April 2019. In May 2018, the Company signed the first amendment to the lease agreement, to extend the lease term through November 2019. In September 2019, the Company signed the second amendment to the lease agreement, to extend the lease term through January 2020.

In May 2019, the Company signed a sublease for office space in Redwood City, California. The lease term was for three months, commencing in February 2020 and expiring in April 2020.

Concurrently, in May 2019, the Company signed a sublease for office space in Santa Clara, California. The initial lease term runs from July 1, 2019 to May 23, 2023. In conjunction with the original lease agreement, the Company obtained a letter of credit for $0.6 million in lieu of a security deposit. The Company recognizes rent expense on a straight-line basis over the lease term.

The future minimum rental obligations required under non-cancellable leases at December 31, 2020 are as follows (in thousands):

Year Ending December 31,
2021	$821
2022	846
2023	358

Total minimum lease payments	$2,025

Total rent expense was approximately $0.9 million and $1.1 million, for the years ended December 31, 2019 and December 31, 2020, respectively.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including business partners and contractors. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party as a result of the Company’s activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. The Company maintains commercial general liability insurance and products liability insurance to offset certain of its potential liabilities under these indemnification provisions.

Litigation

The Company regularly evaluates its exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, the Company will assess whether such information warrants the recording of additional expense.

In November 2015, Hologic, Inc. and Cytyc Surgical Products, LLC (collectively Hologic) filed a complaint against the Company alleging infringement of four patents (complaints against two of four infringement of patents later were dropped by Hologic). On July 27, 2018, a Delaware jury returned a verdict finding the Company did not willfully infringe on the patents and awarded Hologic $4.8 million in damages for lost profits and for royalties not included in the lost profits. Based on the result of the trial in July 2018 with Hologic, the Company recorded an accrual for potential legal losses of $4.8 million as of December 31, 2017 with a corresponding expense within general and administrative expenses. After the completion of post-trial motions and after the final orders from the courts, in July 2019, the Company filed a motion of appeal with the district court in Delaware. At the time of filing the appeal, the updated damages calculation totaled $7.1 million and the related cash balance was restricted from withdrawal. A surety bond was generated and filed along with the appeal documents and included in restricted cash in the balance sheet. The additional damages were accrued for as of December 31, 2018. On April 22, 2020, the Court of Appeals for the Federal Circuit affirmed the verdict of the $7.1 million in total damages. In September 2020, the Company filed a petition with the U.S. Supreme Court on the matter of verdict of the legal case. The Company’s petition was heard in late April 2021 and an opinion was issued in June 2021 (see below).

On July 8, 2020, Hologic sued the Company for infringement of the Hologic patent in the Delaware district court, alleging that the new Minerva ES Handpiece infringed the now expired patent. The Company has answered, denying infringement and alleges that the patent was invalid prior to expiry. Due to COVID-19, the case was stayed twice for 60 days, and is currently set for a jury trial in late August 2021. On January 22, 2021, Minerva filed a motion to stay this case until such time that the U.S. Supreme Court decides the matter to be heard in April 2021 (see above). The court’s response to the Company’s motion to stay was granted. On June 29, 2021, the U.S. Supreme Court vacated and remanded the Federal Circuit’s decision that the Company cannot challenge the validity of the ‘348 patent due to assignor estoppel. A decision from the Federal Circuit on remand as to the invalidity of the ‘348 patent is expected to take a few months.

In April 2017, the Company sued Hologic for willful infringement of a Company patent in the U.S. District Court for the Northern District of California. Hologic has answered, denying infringement and willfulness and alleging invalidity of the patent. The Company sought a preliminary injunction and that motion was denied. This matter was transferred to the U.S. District Court for the District of Delaware, where it has been assigned to the same judge presiding over the Hologic complaint. The original date set for the jury trial was July 2020. Due to COVID-19, the July 2020 trial date was delayed and is now scheduled for August 2021.

10. Income taxes

All loss before income taxes was generated in the United States. The Company recorded a deferred income tax benefit of $0.1 million in the year ended December 31, 2020.

The reconciliation between the federal statutory rate and the Company’s effective tax rate is summarized below:

	Years ended December 31,
	2019	2020
Federal statutory rate	21.00%	21.00%
State blended rate	2.74%	3.34%
Stock-based compensation	(0.20)%	(0.77)%
Other permanent items	(0.16)%	(0.13)%
Change in valuation allowance	(10.37)%	(25.48)%
Convertible Debt Embedded Derivative	(12.46)%	1.94%
Other	(0.55)%	0.82%

Effective tax rate	—%	0.72%

The tax effects of temporary differences and carryforwards of the deferred tax assets and liabilities are presented below (in thousands):

	December 31,
	2019	2020

Deferred tax assets:
Net operating loss carryforwards	$40,069	$44,568
Depreciation and amortization	2,520	3,375
Accruals and reserves	2,323	2,666
Research and development credits	2,152	2,197

Gross deferred tax assets	$47,064	$52,806
Less: valuation allowance	(45,105)	(49,817)

Net deferred tax assets	$1,959	$2,989

Deferred tax liability:
Convertible Debt Embedded Derivative	(1,959)	(2,989)

Total	$—	$—

The valuation allowance increased by $5.4 million and $4.7 million for the years ended December 31, 2019 and 2020, respectively. Realization of deferred tax assets is dependent upon future earnings, if any, the timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

As of December 31, 2020, the Company had federal and state net operating loss (NOL) carryforwards of approximately $168.8 million and $116.3 million, respectively, available to reduce future taxable income, if any. Net operating loss carryforwards will expire beginning in 2028 for both federal and California income tax purposes. Federal net operating losses generated beginning in 2018 are carried forward indefinitely.

As of December 31, 2020, the Company had federal and state research credit carryforwards of $1.4 million and $1.5 million available to reduce future taxable income, if any, for both federal and California state income tax purposes, respectively. Federal tax credits begin to expire in 2029 and California credits carryforward indefinitely.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company’s stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Company performed the analysis and determined that it has experienced an ownership change in February 2010 as a result of stock transfers and the issuance of preferred stock. The federal and state net operating loss carryforwards and research and development credit carryforwards are not subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code and similar provisions under state law.

The Company follows the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return.

The following table reflects changes in the unrecognized tax benefits since January 1, 2019 (in thousands):

	December 31,
	2019	2020
Gross amount of unrecognized tax benefits as of the beginning of the period	$423	$431
Increases related to current year tax provisions	8	16

Gross amount of unrecognized tax benefits as of the end of the period	$431	$447

As of December 31, 2020, the Company has unrecognized tax benefits of approximately $0.4 million. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next 12 months. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. Due to the Company’s full valuation allowance, the unrecognized tax benefits would not materially impact the Company’s effective tax rate when recognized.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was enacted and signed into law. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021, if not otherwise limited under IRC Section 382. After evaluating the impact of the CARES Act, the Company does not expect that NOL provisions of the CARES Act to result in a material benefit to the Company, since the Company has no net operating losses or tax years in operation to carryback any losses. The Company received a Paycheck Protection Program loan, the loan and interest had been formally forgiven in June 2021 and will not be recognized for federal income tax purposes.

The Company’s tax years 2008 through 2020 will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any NOLs and tax credits.

11. Redeemable Convertible preferred stock warrants

Warrants for Series D redeemable convertible preferred stock

In May, June, and December 2017, in connection with the term loan agreement with SVB, the Company had issued warrants to purchase a total of 205,347 shares of Series D redeemable convertible preferred stock. All warrants were immediately exercisable and expire 10 years from issuance.

In July 2019, in connection with the term loan amendment with SVB, the Company issued warrants to purchase a total of 265,294 shares of Series D redeemable convertible preferred stock at an exercise price equal to the original purchase price of the Series D redeemable convertible preferred stock (subject to certain adjustments). All warrants were immediately exercisable and expire 10 years from issuance.

As of their issuance date in July 2019, the Company estimated the fair value of Series D warrants to be $73,406 using the Black-Scholes option-pricing model.

As of December 31, 2019 and 2020, warrants to purchase 470,641 shares of Series D redeemable convertible preferred stock were outstanding.

The redeemable convertible preferred stock warrant liability was valued using the following assumptions under the Black-Scholes option-pricing model:

	July 19 2019 (Issuance date)	December 31, 2019	December 31, 2020
Expected dividends	0%	0%	0%
Expected volatility	38.38%	42.89% - 45.18%	48.22% - 52.44%
Risk-free interest rate	2.05%	1.84% - 1.91%	0.56% - 0.79%
Expected warrant life	10 years	7.4-9.6 years	6.4-8.6 years

All warrants for Series D redeemable convertible preferred shares are exercisable at a price of $1.87 per share as of December 31, 2019 and 2020. The expected term of warrants represents the period of time until their contractual expiration. The expected volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock warrants. The expected dividend assumption is based on the Company’s history and expectation of no dividend payouts.

12. Redeemable Convertible preferred stock

Under the Company’s Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 121,732,397 shares of $0.001 par value redeemable convertible preferred stock.

As of December 31, 2019, redeemable convertible preferred stock consists of the following (in thousands, except per share and share amounts):

Series	Number of shares authorized	Number of shares issued and outstanding	Carrying value	Liquidation preference per Share	Liquidation value
Series A	2,725,000	2,725,000	$2,725	$1.00	$2,725
Series B	4,083,542	4,083,542	5,845	1.47	6,003
Series C	13,995,537	13,445,753	24,980	1.87	25,144
Series D	76,835,826	46,653,954	86,968	1.87	87,243

Total	97,639,905	66,908,249	$120,518		$121,115

As of December 31, 2020, redeemable convertible preferred stock consists of the following (in thousands, except per share and share amounts):

Series	Number of shares authorized	Number of shares issued and outstanding	Carrying value	Liquidation preference per Share	Liquidation value
Series A	2,725,000	2,725,000	$2,725	$1.00	$2,725
Series B	4,083,542	4,083,542	5,845	1.47	6,003
Series C	13,995,537	13,445,753	24,980	1.87	25,144
Series D	100,928,318	54,703,665	89,705	1.87	102,296

Total	121,732,397	74,957,960	$123,255		$136,168

The rights, preferences and privileges of the redeemable convertible preferred stockholders are as follows:

Dividends—The holders of redeemable convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Board of Directors, out of any assets legally available, prior to and in preference to any declaration or payment of dividends on the common stock of the Company. Dividend rates, on a per annum basis, for Series A, Series B, Series C, and Series D redeemable convertible preferred stock are $0.08, $0.1176, $0.1496, and $0.1496 per share, respectively (adjusted to reflect subsequent stock dividends, stock splits, and recapitalization).

After payment of such dividends, any additional dividends (other than dividends on Common Stock payable solely in Common Stock) shall be distributed to the holders of all redeemable convertible preferred stock and common stock on a pro rata basis in proportion to the number of common stock held by each shareholder as if the preferred stock had been converted at the effective conversion rate. No dividends have been declared to date.

Voting Rights—The holders of redeemable convertible preferred stock are entitled to vote on all matters on which the common stock holders are entitled to vote. Holders of redeemable convertible preferred and common stock vote together as a single class. Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder are convertible.

As of December 31, 2020, the Board of Directors was comprised of ten members. The holders of Series A, B and C redeemable convertible preferred stock, voting as a separate classes, respectively, shall be each be entitled to elect one member of the Company’s Board of Directors. The holders of Series D redeemable convertible preferred stock, voting as a separate class, shall be entitled to elect two members of the Company’s Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect three members of the Company’s Board of Directors. All remaining members of the Board of Directors shall be elected by the holders of Common Stock and redeemable convertible preferred stock, voting as a single class and on an as-converted basis.

Liquidation—In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the redeemable convertible preferred stock are entitled to receive an amount per share prior and in preference to any distribution of any of the assets of the Company to the holders of common stock. The amount to be distributed will be calculated as (1) the liquidation preference ($1.00 per share for Series A redeemable convertible preferred stock, $1.47 per share for Series B redeemable convertible preferred stock, $1.87 per share for Series C redeemable convertible preferred stock and $1.87 per share for Series D redeemable convertible preferred stock) plus (2) all declared but unpaid dividends on the redeemable convertible preferred stock.

If, upon the winding up of the Company, the assets legally available for distribution are insufficient to cover the amounts owed to the holders of redeemable convertible preferred stock, the assets shall be distributed with equal priority and pro rata among the holders of redeemable convertible preferred stock in proportion to the full amounts that they would have received had funds been sufficient. After the payment of the liquidation preference, all remaining assets available for distribution, if any, shall be distributed among the holders of common stock.

A liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or include, (A) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately before such transaction continue to retain in substantially the same proportions as existed prior to such transactions or related transactions (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders before such transaction, at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions, or (B) a sale, lease or other conveyance of all or substantially all of the assets of the Company.

Conversion—Each share of redeemable convertible preferred stock shall be convertible, at the option of the holder at any time after the date of issuance into the number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price per share of each series of redeemable convertible preferred stock by the conversion price per share in effect for the shares of each series of redeemable convertible preferred stock at the time of conversion. The original conversion price per share of Series A, Series B, Series C, and Series D redeemable convertible preferred stock shall be the original issue price, subject to adjustment, as described in the Company’s Amended and Restated Certificate of Incorporation.

Each share of redeemable convertible preferred stock shall automatically be converted into fully-paid, non-assessable shares of common stock at the then effective conversion rate at the time in effect for such share immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering (public offering price of which is not less than $5.61 per share as adjusted for recapitalization, stock combinations, stock dividends, stock splits and the like) and which results in aggregate cash proceeds to the Company of at least $50,000,000 (before underwriting discounts, commissions, and fees), or (ii) upon the receipt by the Company of a written request for such conversion from the holders of at least 66 2/3% of the redeemable convertible preferred stock then outstanding voting as a single class and on an as-converted basis, or, if later, the effective date for conversion specified in such requests.

Redemption—Convertible preferred stock is not currently redeemable. The redeemable convertible preferred stock is recorded within mezzanine equity because, while it is not mandatorily redeemable, it will become redeemable at the option of the holders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

13. Stockholders’ deficit

Common stock

As of December 31, 2020, the Amended and Restated Certificate of Incorporation authorizes the Company to issue up to 144,406,928 shares of common stock.

Shares reserved for future issuance

The Company has reserved shares of common stock for future issuances as follows:

	December 31,
	2019	2020
Series A redeemable convertible preferred stock outstanding	2,725,000	2,725,000
Series B redeemable convertible preferred stock outstanding	4,083,542	4,083,542
Series C redeemable convertible preferred stock outstanding	13,445,753	13,445,753
Series D redeemable convertible preferred stock outstanding	46,653,954	54,703,665
Warrants to purchase Series D redeemable convertible preferred stock	470,641	470,641

Convertible notes*
Common stock options issued and outstanding	15,014,346	14,915,044
Common stock available for future grants	816,339	405,478

*	At December 31, 2019 and 2020, the conversion of the convertible notes into redeemable convertible preferred stock was dependent on the outstanding loan balance including accrued interest and the conversion stock per share price at the date of a qualified equity financing, non-qualified equity financing, or change of control event. These factors were not estimable and the number of redeemable convertible preferred stock was not determinable. There were no conversions of convertible notes to preferred stock for the years ended December 31, 2019 and 2020.

2008 Stock Plan

In November 2008, the Company established its 2008 Stock Plan, as amended (the Plan) which provides for the granting of stock options to employees, directors, and consultants of the Company. Options granted under the Plan may be either incentive stock options (ISOs) or nonstatutory stock options (NSOs), as determined by the Administrator at the time of grant. The term of each option shall be stated in the Option Agreement; however, the term shall be no more than ten years from the date of the grant. Options granted under the Plan generally vest 25% one year after the vesting announcement date and ratably thereafter over the next 36 months.

In the case of an ISO granted to an optionee who at the time the option is granted owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent subsidiary, the exercise price of the option shall not be less than 110% of the fair market value of a share on the date of grant. The exercise price of an ISO or NSO granted to any other employee or nonemployee, respectively, shall not be less than 100% of the fair market value of a share on the date of grant.

Options

A summary of stock option activity is set forth below (in thousands, except share and per share data):

		Outstanding awards
	Number of shares available for grant	Number of shares underlying outstanding options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding, January 1, 2019	243,140	12,630,056	$0.42	6.05	$2,691
Options authorized	3,250,000	—
Options granted	(3,798,533)	3,798,533	$0.64
Options exercised	—	(292,511)	$0.38
Options forfeited or cancelled	1,121,732	(1,121,732)	$0.32

Outstanding, December 31, 2019	816,339	15,014,346	$0.49	5.59	$2,257
Options authorized	1,200,000	—
Options granted	(2,731,199)	2,731,199	$0.10
Options exercised	—	(1,710,163)	$0.12
Options forfeited or cancelled	1,120,338	(1,120,338)	$0.34

Outstanding, December 31, 2020	405,478	14,915,044	$0.10	5.21	$—

Shares exercisable December 31, 2020		13,085,320	$0.10	4.67	—
Vested and expected to vest, December 31, 2020		14,915,044	$0.10	5.21	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at December 31, 2019 and 2020.

The aggregate intrinsic value of stock options exercised during the years ended on December 31, 2019 and 2020 was less than $0.1 million, respectively.

The total fair value of options that vested during the years ended December 31, 2019 and 2020 was $0.6 million. The options granted during the years ended December 31, 2019 and 2020 had a weighted- average per share grant-date fair value of $0.37 and $0.06 per share, respectively. As of December 31, 2020, the total unrecognized stock-based compensation expense related to unvested stock options was $1.0 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.33 years.

Early exercise of stock options

The terms of the Plan permit the exercise of certain options granted under the Plan prior to vesting, subject to required approvals. The shares are subject to the Company’s lapsing repurchase right upon termination of employment at the original purchase price. The proceeds initially are recorded in accrued current liabilities from the early exercise of stock options and are reclassified to additional paid-in capital as the Company’s repurchase right lapses. During the years ended December 31, 2019 and 2020, the Company had no repurchases of common stock. As of December 31, 2019, there were no shares subject to repurchase. As of December 31, 2020, there were 822,450 shares that were subject to repurchase. The aggregate exercise prices of early exercised shares as of December 31, 2019 and 2020 were zero and $0.1 million, respectively, which were recorded in accrued and other current liabilities on the balance sheets.

Stock-based compensation associated with awards to employees and non-employees

On April 9, 2020, the Company’s Board of Directors approved the repricing of all outstanding stock options for employees, officers and consultants. The Company has treated the repricing as a modification of terms of the options outstanding. The fair value of the modification was determined as the difference in the fair value of each option immediately before and after the repricing using the Black-Scholes option pricing model.

The repricing resulted in an incremental compensation cost of $0.3 million for the year ended December 31, 2020.

Total stock-based compensation expense recognized was as follows (in thousands):

	Year ended December 31,
	2019	2020
Cost of goods sold	$70	$132
Sales and marketing	261	311
Research and development	4	10
General and administrative	252	405

Total	$587	$858

The Company estimated the fair value of stock options using the Black Scholes option-pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options was estimated using the following weighted-average assumptions:

	Year ended December 31,
	2019	2020
Expected volatility	56.7% - 68%	61.6% - 75.2%
Risk-free interest rate	1.9% - 2.4%	0.3% - 0.7%
Dividend yield	0%	0%
Expected term	5 - 6 years	5 - 6 years

The assumptions are as follows:

•

Expected volatility. The expected volatility was determined by examining the historical volatilities for comparable publicly traded companies within the biotechnology and pharmaceutical industry using an average of historical volatilities of the Company’s industry peers.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•	Dividend yield. The expected dividend is assumed to be zero as dividends have never been paid and there are no current plans to pay dividends on common stock.

•

Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term is calculated using the simplified method which is used when there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term.

•

Fair Value of Common Stock. The fair value of the Company’s common stock is determined by the Board of Directors with assistance from management and, in part, on input from an independent third-party valuation firm. The Company’s approach to estimate the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Board of Directors determines the fair value of common stock by considering a number of objective and subjective factors, including valuations of comparable companies, sales of redeemable convertible preferred stock, operating and financial performance, the lack of liquidity of the Company’s common stock and the general and industry-specific economic outlook.

In addition to the assumptions used in the Black-Scholes option-pricing model, the Company recognizes the actual forfeitures by reducing the employee stock-based compensation expense in the same period the forfeiture occurs.

The Company will continue to use judgment in evaluating the expected volatility, risk-free interest rates, dividend yield and expected term, utilized for stock-based compensation on a prospective basis.

14. Net Loss per share attributable to common stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders which is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. As the Company reported a net loss for the years ended December 31, 2019 and 2020, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders as the inclusion of potentially dilutive shares would have been antidilutive if included in the calculation:

	Years ended December 31,
(in thousands, except share and per share amounts)	2019	2020
Numerator
Net loss attributable to common stockholders	$(52,046)	$(18,263)
Denominator
Weighted-average common stock outstanding	5,448,480	5,836,950

Net loss per share attributable to common stockholders, basic and diluted	$(9.55)	$(3.13)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an antidilutive impact due to the Company’s net loss, in common stock equivalent shares:

	Years ended December 31,
	2019	2020
Redeemable convertible preferred stock	66,908,249	74,957,960
Redeemable convertible preferred stock warrants	470,641	470,641
Unvested early exercised common stock options	—	822,450
Options to purchase common stock	15,014,346	14,915,044
Convertible notes*

*	At December 31, 2019 and 2020, the conversion of the convertible notes into redeemable convertible preferred stock was dependent on the outstanding loan balance including accrued interest and the conversion stock per share price at the date of a qualified equity financing, non-qualified equity financing, or change of control event. These factors were not estimable and the number of redeemable convertible preferred stock was not determinable. There were no conversions of convertible notes to preferred stock for the years ended December 31, 2019 and 2020.

15. Employee benefit plan

In 2012, the Company implemented a tax deferred savings plan, commonly referred to as a 401(k) plan. Employee contributions are withheld from standard payroll checks and are automatically withdrawn from the Company checking account and deposited into individual employee retirement accounts a few days following each payroll period. There has been no Company matching of employee contributions to the plan through December 31, 2020.

16. Related party transactions

A former member of the Company’s Board of Directors owns 90% of Hermes Innovations, LLC (Hermes). Hermes provides consulting services to the Company. For each of the years ended December 31, 2019 and 2020, expenses charged by Hermes for services were less than $0.1 million. As of December 31, 2019 and 2020, amounts owed to Hermes were less than $0.1 million.

A former member of the Company’s Board of Directors owns 100% of Apical Instruments, Inc. (Apical). Apical supplies the Company with the RF Controllers used with its devices. For each of the years ended December 31, 2020 and 2019, fees charged by Apical for products purchased were $0.2 million. As of December 31, 2019 and 2020, amounts owed to Apical were less than $0.1 million.

The Company has issued convertible notes to certain redeemable preferred stock holders (see note 8).

17. Subsequent events

In January, March and June 2021, the Board of Directors authorized the grant of options to purchase a total of 482,394, 1,127,870 and 7,929,291 shares of common stock, respectively to employees and certain directors at a weighted average exercise price of $1.82 per share.

In May 2021, the Company amended the Asset Purchase Agreement with BSC to modify the delayed purchase payment and contingent consideration as follows: (1) the timing of the delayed $15.0 million payment was deferred from May 12, 2021 to the earlier of 15 days following the completion of this offering or October 1, 2021; (2) the timing of the $10.0 million Development Milestone payment was changed to 15 days following the completion of this offering or, if this offering has not been completed by October 1, 2021, upon the earlier of the closing of the Company’s first financing after October 1, 2021 or the date that the first Revenue Milestone

Payment is due and it was agreed that the Development Milestone payment was achieved; and (3) the first Revenue Milestone Payment was modified to either $5.0 million if net revenue from the acquired IUH products is less than or equal to $30.0 million in calendar year 2021, and an additional $5.0 million if net revenue is greater than $30.0 million in calendar year 2021.

In June 2021, the Company received formal notification from the SBA that the Company’s PPP Loan and interest had been formally forgiven in the principle amount of $3,000,684, plus interest of $35,091.

In July 2021, the Company amended the terms of the Ares Agreement to waive a default in connection with the Company’s failure to satisfy a covenant relating to delivery of financial statements and modify that financial reporting covenant. The amendment also served to modify the fee due to Ares upon repayment of the loan from a variable amount based on equity value of the Company at the time of repayment to a fixed fee of 6.25%. In addition, the timing for delivery of the Company’s annual audited financial statements was amended to 210 days from the end of the fiscal year for the years ended December 31, 2019 and 2020.

Management has evaluated all transactions and events through July 22, 2021, the date which these financial statements were available to be issued.

Report of Independent Auditor

Board of Directors

Minerva Surgical, Inc.

Santa Clara, CA

We have audited the accompanying abbreviated financial statements of the Intrauterine Health products business of Boston Scientific Corporation, which comprise the statement of assets acquired and liabilities assumed as of December 31, 2019, and the related statement of revenue and direct costs and expenses for the year then ended, and the related notes to the abbreviated financial statements.

Management’s Responsibility for the Abbreviated Financial Statements

Management is responsible for the preparation and fair presentation of these abbreviated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of abbreviated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these abbreviated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the abbreviated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the abbreviated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the abbreviated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the abbreviated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the abbreviated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the abbreviated financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of the Intrauterine Health products business of Boston Scientific Corporation as of December 31, 2019, and the revenue and direct costs and expenses for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying abbreviated statement of assets acquired and liabilities assumed as of December 31, 2019 and the abbreviated statement of revenue and direct costs and expenses for the year then ended, were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form S-1 of Minerva Surgical, Inc. and are not intended to be a complete presentation of the financial position, results of operations, or cash flows of the Intrauterine Health products business in accordance with accounting principles generally accepted in the United States of America, as described in Note 2. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

San Jose, CA

July 22, 2021

Intrauterine Health products

Abbreviated statements of assets acquired and liabilities assumed

As of March 31, 2020 (unaudited) and December 31, 2019

(dollars in thousands)	As of December 31, 2019	As of March 31, 2020 (unaudited)

Assets acquired
Assets
Inventory	$3,690	$3,758
Property and equipment, net	1,418	1,202

Total Assets Acquired	$5,108	$4,960

Liabilities assumed:
Liabilities:
Warranty Liability	$19	$20

Total Liabilities Assumed	$19	$20

Net Assets Acquired	$5,089	$4,940

The accompanying notes are an integral part of these financial statements.

Intrauterine Health products

Abbreviated statements of revenue and direct costs and expenses

For the period ended March 31, 2019 (unaudited) and March 31, 2020 (unaudited) and fiscal year ended December 31, 2019

(dollars in thousands)	Year Ended December 31, 2019	Three months ended March 31, 2019	Three months ended March 31, 2020
		(unaudited)	(unaudited)

Revenue:
Sales	$36,070	$9,157	$6,168
Direct cost of revenue	9,248	2,424	1,503

Gross profit	26,822	6,733	4,665
Selling, general, and administrative	9,014	2,540	1,650
Research and development	482	120	83

Revenue less direct costs and expenses	$17,326	$4,073	$2,932

The accompanying notes are an integral part of these financial statements.

Intrauterine Health Products

Notes to abbreviated financial statements

1. Background

Boston Scientific Corporation

Boston Scientific Corporation (BSC) was founded in 1979 and is based in Marlborough, Massachusetts. BSC is a world-wide known company—a manufacturer of medical devices used in interventional medical specialties, including interventional radiology, interventional cardiology, peripheral interventions, neuromodulation, neurovascular intervention, electrophysiology, cardiac surgery, vascular surgery, endoscopy, oncology, urology, and gynecology.

BSC’s Intrauterine Health products

BSC’s Intrauterine Health products include three minimally invasive surgical solutions: the Genesys HTA Endometrial Ablation System, Symphion Tissue Removal System, and the Resectr Tissue Resection Device.

Transaction

On May 11, 2020, Minerva Surgical, Inc. (Minerva) finalized the acquisition of BSC’s Intrauterine Health related assets.

2. Basis of presentation

Basis of presentation

The accompanying Statements of Assets Acquired and Liabilities Assumed of the Intrauterine Health products as of March 31, 2020 (unaudited) and December 31, 2019 and the related Statements of Revenues and Direct Costs and Expenses for the three months ended March 31, 2019 (unaudited) and March 31, 2020 (unaudited) and the fiscal year ended December 31, 2019 (collectively, the Abbreviated Financial Statements) have been prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission (SEC) for inclusion in a Registration Statement on Form S-1 to be filed by Minerva and are not intended to be a complete presentation of the acquired IUH products and liabilities nor of its revenues and costs and expenses.

These Abbreviated Statements of Assets Acquired and Liabilities Assumed as of March 31, 2020 (unaudited) and December 31, 2019, and the related Abbreviated Statements of Revenues and Direct Costs and Expenses for the three months ended March 31, 2019 (unaudited) and March 31, 2020 (unaudited) and the fiscal year ended December 31, 2019 are derived from the historical books and records of BSC and only present the assets acquired and liabilities assumed and the revenue and direct costs and expenses attributed to the acquired assets, including certain allocated expenses.

It is impracticable to prepare complete financial statements related to the purchase of the Intrauterine Health products as they were never combined in one unit as a separate legal entity of BSC and never operated as a stand-alone business, division, or subsidiary. BSC has never prepared full stand-alone or full carve-out financial statements for the Intrauterine Health products and has never maintained the distinct and separate accounts necessary to prepare such financial statements.

These Abbreviated Financial Statements have been prepared to reflect the assets acquired and liabilities assumed by Minerva and to include all revenues and costs directly associated with development efforts, including a reasonable allocation of expenses, and exclude costs not directly involved in development efforts, such as corporate overhead, interest, and income tax. Therefore, these Abbreviated Financial Statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Intrauterine Health products in conformity with accounting principles generally accepted in the United States of America (GAAP).

The operations related to the Intrauterine Health products rely, to varying degrees, on BSC for marketing, sales order processing, billing, collection, procurement, customer service, warehousing, information technology, insurance, human resources, accounting, regulatory, treasury and legal support, and these expenses have been allocated in these Abbreviated Statements of Revenues and Direct Cost and Expenses. These Abbreviated Financial Statements are not indicative of the financial condition or results of operations of the acquired assets on a stand-alone basis because of the reliance of the Intrauterine Health products on BSC.

During the three months ended March 31, 2019 (unaudited), and March 31, 2020 (unaudited), and the fiscal year ended December 31, 2019, the Intrauterine Health products’ financing requirements were provided by BSC, and cash generated by the sale of these products was realized by BSC. As this product line has historically been managed as part of the operations of BSC and has not been operated as a stand-alone entity, it is not practical to prepare historical cash flow information regarding the Intrauterine Health products’ operating, investing, and financing cash flows. As such, statements of cash flows were not prepared for the Intrauterine Health products.

Unaudited interim financial information

The accompanying Statements of Assets Acquired and Liabilities Assumed as of March 31, 2020 and the Abbreviated Statements of Revenues and Direct Cost and Expenses for the three months ended March 31, 2019, and 2020, are unaudited. In the opinion of management, the unaudited data reflects all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s Statements of Assets Acquired and Liabilities Assumed as of March 31, 2020, and the results of its Abbreviated Statements of Revenues and Direct Cost and Expenses for the three months ended March 31, 2019, and 2020. The financial data and other information disclosed in these notes related to the three months ended March 31, 2019, and 2020 are also unaudited. The results for the three months ended March 31, 2020, are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Allocation of certain costs and expenses

Certain costs and expenses presented in these Abbreviated Financial Statements have been allocated to the Intrauterine Health products based on a specific identification basis depending on the nature of the services rendered. Management considers that such allocations have been made on a reasonable basis but may not necessarily be indicative of the costs that would have been incurred if this product line had been operated on a stand-alone basis for the periods presented.

These Abbreviated Financial Statements reflect a consistent application of methodology for each reporting period presented. Allocations of BSC corporate overhead unrelated to the operations of the Intrauterine Health products have been excluded from these Abbreviated Financial Statements.

General and administrative costs include allocated expenses primarily related to compensation for employees, outside services and shared services incurred.

Costs incurred by BSC related to the divestiture of the Intrauterine Health products have not been included in these Abbreviated Financial Statements. These costs include employee related costs, audit fees and other costs solely related to the divestiture of the Intrauterine Health products.

3. Summary of significant accounting policies

Basis of Presentation

The accompanying Abbreviated Financial Statements include the results allocated to the Intrauterine Health products from BSC. Intercompany accounts and transactions are eliminated.

Use of estimates

The preparation of these Abbreviated Financial Statements in conformity with U.S. GAAP, requires management to make certain estimates and assumptions that affect the amounts reported amounts of assets and liabilities at the date of Abbreviated Financial Statements, and the reported amounts of revenue and direct costs and expenses during the reporting period. Estimates are evaluated on an ongoing basis, using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Significant estimates and assumptions reflected in the Abbreviated Financial Statements include, but are not limited to, estimates related to excess and obsolete inventory, useful lives of property and equipment, warranty accrual, sales returns, rebates, and discounts. These estimates are based on information available as of the date of the Abbreviated Financial Statements; therefore, actual results could differ from management`s estimates.

Inventory

Inventory are stated at the lower of first-in, first-out cost or net realizable value. BSC utilizes a standard costing system, capitalizing variances between estimated and actual production costs during periods of normal production, and expensed to cost of revenue sold over inventory turns.

BSC bases its provisions for excess, expired and obsolete inventory primarily on its estimates of forecasted net sales. A significant change in the timing or level of demand for products as compared to forecasted amounts may result in recording additional provisions for excess, expired and obsolete inventory in the future. Further, the industry in which BSC participates is characterized by rapid product development and frequent new product introductions. Uncertain timing of next-generation product approvals, variability in product launch strategies, product recalls and variation in product utilization all affect its estimates related to excess, expired and obsolete inventory.

Property and equipment, net

Property and equipment are carried at cost, net of accumulated depreciation and impairment losses. Property and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For the three month periods ended March 31, 2019 (unaudited) and 2020 (unaudited) and the fiscal year ended December 31, 2019, no impairment loss was recognized. The cost of normal, recurring, or periodic repairs and maintenance activities related to property and equipment are expensed as incurred. The cost for planned major maintenance activities, including the related acquisition or construction of assets, is capitalized if the repair will result in future economic benefits. BSC provides for depreciation using the straight-line method at rates that approximate the estimated useful lives of the assets. BSC depreciates equipment, furniture and fixtures over a three to seven year life.

Revenue

BSC generates revenue primarily from the sale of single-use medical device. BSC sell its products primarily through a direct sales force. BSC considers revenue to be earned when all of the following criteria are met in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers:

•	BSC has a contract with a customer that creates enforceable rights and obligations,

•	Promised products or services are identified,
•	The transaction price, or the amount we expect to receive, is determinable and
•	BSC has transferred control of the promised items to the customer.

Transfer of control is evidenced upon passage of title and risk of loss to the customer unless BSC is required to provide additional services. BSC treats shipping and handling costs performed after a customer obtains control of the good as a fulfillment cost and record these costs as a selling expense when incurred. BSC recognizes a receivable at the point in time there is an unconditional right to payment. Payment terms are typically net 30 days in the United States.

Assuming all other revenue recognition criteria are met, revenue is recognized when control of BSC’s products transfers to the customer. For sales where BSC’s sales representative hand delivers products directly to the hospital or ambulatory surgical center, control transfers to the customer upon such delivery. For sales where products are shipped, control is transferred either upon shipment or delivery of the products to the customer, depending on the shipping terms and conditions. BSC recognizes revenue relating to free leased controllers concurrent with the sale of disposable devices as the lease is cancellable by either party with 30 days’ notice. As permitted under the practical expedient, BSC does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Variable consideration

BSC generally allows its customers to return defective, damaged and, in certain cases, expired products for credit. BSC records the amount for estimated sales returns as a reduction to revenue when BSC sells the initial product. BSC bases its estimate for sales returns upon historical trends and record the amount as a reduction to revenue when it sells the initial product.

BSC also offers sales rebates and discounts to certain customers. BSC treats sales rebates and discounts as a reduction of revenue and classifies the corresponding liability as current. BSC estimates rebates for products where there is sufficient historical information available to predict the volume of expected future rebates. If BSC is unable to reasonably estimate the expected rebates, BSC records a liability for the maximum rebate percentage offered. BSC has entered certain agreements with group purchasing organizations to sell its products to participating hospitals at negotiated prices. BSC recognizes revenue from these agreements following the same revenue recognition criteria discussed above. Rebates and returns were not significant for the periods presented.

Revenue, which includes shipping and handling charges billed to the customer, is reported net of consideration payable to customers, including applicable discounts, returns, allowances, trade promotion, consumer coupon redemption, allowance for stale product, and other costs. Consideration payable to customers is recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retailers or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are recognized as a change in management estimate in a subsequent period.

Warranty obligations

BSC offers warranties on certain of the product offerings. BSC estimates the costs that may be incurred under the warranty programs based on the number of units sold, historical and anticipated rates of warranty claims and cost per claim and record a liability equal to these estimated costs as cost of products sold at the time the product sale occurs. BSC assesses the adequacy of the recorded warranty liabilities on a quarterly basis and adjust these amounts as necessary.

Cost of revenue

BSC manufactures certain products at its facility and purchases other products from third party manufacturers. Cost of revenue consists primarily of third-party manufacturing costs, materials and assembly, direct labor, and charges for excess, obsolete and non-sellable inventory. Cost of revenue sold also includes allocated overhead for indirect labor, depreciation, rent, and information technology.

Research and development

Research and development expenses consist of expenses incurred in performing research and development activities, including new product development programs, regulatory compliance, and clinical research and are expensed as incurred.

4. Inventory

Finished goods and raw materials balances on hand as of December 31, 2019 are $1.9 million and $1.8 million, respectively. The finished goods and raw materials balances on hand as of December 31, 2020 are $2.0 million and $1.8 million, respectively.

5. Property and equipment, net

(dollars in thousands)	As of December 31, 2019	As of March 31, 2020 (unaudited)
Machinery and equipment	$838	$838
Furniture and fixtures	45	45
Tools and dies	210	210
Equipment under customer usage agreement	3,471	3,557

Total property and equipment	4,564	4,650
Less: Accumulated depreciation	(3,146)	(3,448)

Property and Equipment, Net	$1,418	$1,202

Depreciation expense incurred related to the property and equipment acquired was $0.2 million (unaudited), $0.3 million (unaudited) and $0.8 million for the three month periods ended March 31, 2019 and March 31, 2020 and the fiscal year ended December 31, 2019, respectively.

6. Related parties

The sale and manufacturing of the Intrauterine Health products include various relationships with BSC and its subsidiaries, whereby they provide services. For each of the periods presented, the operations related to Intrauterine Health products were integrated with BSC based on a shared services concept, including executive services, finance, information technology, treasury, human resources, corporate governance, and operational shared services. BSC charges this product line for the services based on direct and indirect costs. When specific identification is not practicable, a proportional cost allocation method is used (primarily net product revenues or headcount), depending on the nature of the services received.

7. Subsequent Events

Management evaluated subsequent events through July 22, 2021, the date at which the abbreviated financial statements were available to be issued, and determined that there are no items to be disclosed other than the

May 11, 2020 transaction between Minerva and BSC as described in Note 1.

Minerva Surgical, Inc.

Condensed balance sheets

(in thousands, except share and per share amounts)

(Unaudited)

	December 31, 2020	June 30, 2021

Assets
Current assets:
Cash and cash equivalents	$17,359	$11,617
Restricted cash, current	7,203	7,203
Accounts receivable, net	8,379	7,387
Inventory	10,201	12,569
Prepaid expenses and other current assets	2,279	2,759

Total current assets	45,421	41,535

Restricted cash, net of current portion	604	604
Intangible assets, net	43,141	39,050
Property and equipment, net	2,880	4,002
Other non-current assets	—	11

Total assets	$92,046	$85,202

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current Liabilities:
Accounts payable	$3,506	$6,453
Accrued compensation	2,889	2,618
Accrued liabilities	10,204	11,529
Contingent consideration liability, current	—	16,845
Delayed cash purchase consideration	15,000	15,000
Current portion of long-term debt	1,668	—

Total current liabilities	33,267	52,445

Redeemable convertible preferred stock warrant liability	42	574
Long-term debt	29,423	30,123
Convertible notes (includes $46.5 million at December 31, 2020 and $49.4 million at June 30, 2021, respectively, attributable to related parties)	66,196	70,227
Derivative liabilities (includes $23.6 million at December 31, 2020 and $28.8 million at June 30, 2021, respectively, attributable to related parties)	38,007	46,147
Contingent consideration liability, net of current portion	23,667	7,739

Total liabilities	190,602	207,255

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.001 par value, 121,732,397 shares authorized as of December 31, 2020 and June 30, 2021; 74,957,960 shares issued and outstanding as of December 31, 2020 and June 30, 2021; liquidation value of $136,168 as of December 31, 2020 and June 30, 2021	123,255	123,255

Stockholders’ deficit:
Common stock, $0.001 par value, 144,406,928 shares authorized as of December 31, 2020 and June 30, 2021; 7,209,506 and 18,667,207 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	7	18
Additional paid-in capital	6,263	11,802
Accumulated other comprehensive income	11	11
Accumulated deficit	(228,092)	(257,139)

Total stockholders’ deficit	(221,811)	(245,308)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$92,046	$85,202

The accompanying notes are an integral part of these financial statements.

Minerva Surgical, Inc.

Condensed statements of operations

(in thousands, except share and per share amounts)

(Unaudited)

	Six months ended June 30,
	2020	2021
Revenues	$11,939	$25,952
Cost of goods sold	7,559	10,387

Gross profit	4,380	15,565

Operating expenses
Sales and marketing	9,483	14,964
General and administrative	4,084	14,128
Research and development	951	2,824

Total operating expenses	14,518	31,916

Loss from operations	(10,138)	(16,351)
Interest income	79	—
Interest expense (includes $1.9 million and $2.9 million to related parties in six months ended June 30, 2020 and 2021, respectively)	(5,421)	(7,052)
Change in fair value of derivative liabilities	10,060	(8,140)
Bargain purchase gain	643	—
Gain on extinguishment of PPP loan	—	3,036
Other income (expense), net	77	(540)

Net loss before income taxes	(4,700)	(29,047)

Income tax benefit	132	—

Net Loss	$(4,568)	$(29,047)

Net loss per share attributable to common stockholders, basic and diluted	$(0.82)	$(2.56)

Weighted-average shares used in computing net loss per share, basic and diluted	5,563,163	11,341,548

The accompanying notes are an integral part of these financial statements.

Minerva Surgical, Inc.

Condensed statements of redeemable convertible preferred stock and stockholders’ deficit

(in thousands, except share amounts)

(Unaudited)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount

Balances, January 1, 2020	66,908,249	$120,518	5,499,343	$5	$5,289	$11	$(209,829)	$(204,524)
Issuance of Series D redeemable convertible preferred stock in connection with business combination	8,049,711	2,737		—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	366,166	1	65	—	—	66
Stock-based compensation expense	—	—	—	—	549	—	—	549
Net Loss	—	—	—	—	—	—	(4,568)	(4,568)

Balances, June 30, 2020	74,957,960	$123,255	5,865,509	$6	$5,903	$11	$(214,397)	$(208,477)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount

Balances, January 1, 2021	74,957,960	$123,255	7,209,506	$7	$6,263	$11	$(228,092)	$(221,811)
Issuance of common stock upon exercise of stock options	—	—	11,457,701	11	915	—	—	926
Vesting of early exercised stock options	—	—	—	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	4,609	—	—	4,609
Net Loss	—	—	—	—	—	—	(29,047)	(29,047)

Balances, June 30, 2021	74,957,960	$123,255	18,667,207	$18	$11,802	$11	$(257,139)	$(245,308)

The accompanying notes are an integral part of these financial statements.

Minerva Surgical, Inc.

Condensed statements of cash flows

(in thousands, except share amounts)

(Unaudited)

	Six Months Ended June 30,
	2020	2021

Cash flows from operating activities
Net loss	$(4,568)	$(29,047)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Bargain purchase gain	(643)	—
Amortization of debt discount and debt issuance costs	1,276	2,232
Non-cash interest expense from long-term debt and convertible notes	3,240	3,867
Depreciation and amortization	1,861	5,334
Gain on extinguishment of PPP loan	—	(3,036)
Stock-based compensation expense	549	4,609
Change in fair value of redeemable convertible preferred stock warrant liability	(33)	532
Change in fair value of contingent consideration liability	—	917
Change in fair value of derivative liabilities	(10,060)	8,140
Deferred taxes	(132)	—
Net changes in operating assets and liabilities:
Accounts receivable, net	(1,659)	992
Inventory	3,391	(4,234)
Prepaid expenses and other current assets	(1,699)	(480)
Other non-current assets	—	(11)
Accounts payable	(1,233)	2,929
Accrued liabilities	233	1,340
Accrued compensation	(696)	(271)

Net cash used in operating activities	(10,173)	(6,187)

Cash flows from investing activities
Cash paid for business combination	(15,000)	—
Purchase of property and equipment	(250)	(481)

Net cash used in investing activities	(15,250)	(481)

Cash flows from financing activities
Proceeds from issuance of common stock	66	926
Proceeds from issuance of convertible notes and borrowing under term loans, net of payment of lender fees and costs	17,959	—

Net cash provided by financing activities	18,025	926

Net decrease in cash, cash equivalents and restricted cash	(7,398)	(5,742)

Cash, cash equivalents and restricted cash at the beginning of the period	34,783	25,166

Cash, cash equivalents and restricted cash at the end of the period	$27,385	$19,424

	Six Months Ended June 30,
	2020	2021

Reconciliation of cash, cash equivalents and restricted cash to balance sheets
Cash and cash equivalents	19,687	11,617
Restricted cash	7,698	7,807

Cash, cash equivalents and restricted cash in balance sheets	$27,385	$19,424

Supplemental disclosure of cash flow information:
Cash paid for interest	$884	$929

Supplemental disclosure of non-cash items:
Purchases of property and equipment included in accounts payable	$6	$24
Forgiveness of PPP loan	$—	$(3,036)
Issuance of derivative instruments related to convertible notes	$6,848	$—
Fair value of net assets acquired in business combination	$57,222	$—
Fair value of contingent consideration in connection to business combination	$23,842	$—
Fair value of delayed cash consideration in connection to business combination	$15,000	$—
Issuance of Series D redeemable convertible preferred stock in connection to business combination	$2,737	$—
Vesting of early exercised stock options	$—	$15
Reclassification of inventory to property and equipment for customer usage agreements	$263	$1,936

The accompanying notes are an integral part of these financial statements.

Minerva Surgical, Inc.

Notes to unaudited condensed financial statements

1. Formation and business of the company

The Company

Minerva Surgical, Inc. (the Company) was incorporated in the state of Delaware on November 3, 2008, and maintains its principal office in Santa Clara, California. The Company is a medical device company that develops therapeutic devices that treat abnormal uterine bleeding in a minimally invasive manner. On July 27, 2015, the Company received written notification from the U.S. Food and Drug Administration that the Company’s premarket approval (PMA) had been approved. Sales activity for both the Company’s disposable devices and controllers started in August 2015. In May 2020, the Company acquired certain assets from Boston Scientific Corporation (BSC) to broaden its product offerings to its customers.

Liquidity and going concern

Since inception, the Company has incurred recurring losses and negative cash flows from operations. The Company incurred a net loss of $4.6 million and $29.0 million during the six months ended June 30, 2020 and 2021, respectively, and had an accumulated deficit of $257.1 million as of June 30, 2021. The Company had cash and cash equivalents of $11.6 million as of June 30, 2021. Further, the Company has future capital commitments from its existing investors and debt providers under the 2020 Notes for the purpose of meeting the $15.0 million delayed purchase obligation to BSC. Historically, the Company’s activities have been financed through private placements of equity securities and debt. The Company expects to incur significant operating expenses as it continues to expand product sales and develop and commercialize new products. The Company believes that its operating losses and negative operating cash flows will continue into the foreseeable future. The Company’s history of recurring losses, negative operating cash flows since inception and the need to raise additional funding to finance its operations raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern requires that the Company obtains sufficient funding to finance its operations. In the event the Company does not complete an initial public offering, the Company plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings and other sources, including potential collaborations, licenses, and other similar arrangements. If the Company is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company’s business, results of operations and future prospects. While the Company has been able to raise multiple rounds of financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Therefore, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that these financial statements are issued. The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Impact of the COVID-19 pandemic

In December 2019, COVID-19 was first reported to the World Health Organization (WHO), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide. As a result, the Company has taken certain measures in response to COVID-19.

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment and mitigation actions, it has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets.

In the three months ended March 31, 2020, the Company’s sales revenue was negatively impacted when hospitals and ambulatory surgical centers (ASCs) across the country were closed by certain state governments for elective procedures such as those performed using the Company’s products. As a result, the Company temporarily furloughed some employees and reduced salaries for others. These temporary measures were reversed in the three months ended June 30, 2020 as the Company’s revenue partially recovered to pre-COVID-19 levels. In May 2020, the Company completed the acquisition of the Symphion Tissue Removal System; the Resectr Tissue Resection Device; and the Genesys HTA System (collectively, the acquired IUH products) which provided additional products to sell to hospitals, ASC’s and physicians and which increased the Company’s revenue.

The Company experienced a second wave of slower than expected revenue growth in the six months ended June 30, 2021 when certain state governments responding to a second wave of COVID-19 infection rates, including the Delta variant, reinstated hospital and ASC closures for elective procedures.

While the Company has developed and continues to develop plans to help mitigate the potential negative impact of COVID-19, these efforts may not be effective, and any protracted economic downturn will likely limit the effectiveness of its efforts. Accordingly, it is not possible for the Company to predict the duration and ultimate extent to which this will affect its business, future results of operations, and financial condition at this time.

2. Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America (GAAP).

Unaudited interim financial information

The accompanying condensed balance sheet as of June 30, 2021, the condensed statements of operations, the condensed statements of redeemable convertible preferred stock and stockholders’ deficit and condensed statements of cash flows for the six months ended June 30, 2020 and 2021 are unaudited. The unaudited interim condensed financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2020 and 2021. The financial data and other information disclosed in these notes related to the six months ended June 30, 2020 and 2021 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period. The balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date. Certain disclosures have been condensed or omitted from the interim condensed financial statements. These unaudited interim condensed financial statements should be read in conjunction with the audited annual financial statements and related notes. The significant accounting policies used in the preparation of the unaudited condensed financial statements for the six months ended June 30, 2020 and 2021, are consistent with those discussed in Note 2 to the audited financial statements for the years ended December 31, 2019 and 2020 included elsewhere in this filing and are updated below as necessary. There have been no significant changes in the significant accounting policies or critical accounting estimates since December 31, 2020.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Significant estimates and assumptions include accounts receivable allowances, inventory allowances, recoverability of long-term assets, valuation of equity instruments and equity-linked instruments, valuation of common stock, stock-based compensation, valuation of the redeemable convertible preferred stock warrant liability and derivative liabilities, valuation and estimated useful lives of intangible assets, deferred tax assets and related valuation of allowances, and impact of contingencies.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to the short-term nature of these assets and liabilities. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying values of the term loans approximate their fair values. Refer to Note 4 for further details.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents balances with established financial institutions and, at times, such balances with any one financial institution may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits.

The Company earns revenue from sale of disposable devices and controllers to customers such as hospitals, ambulatory surgical centers and physician offices. The Company’s accounts receivable are derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. At June 30, 2020 and 2021, and for the periods then ended, no customer accounted for more than 10% of accounts receivable or revenue.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned IPO initial public offering (IPO), are capitalized and recorded on the balance sheet. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the Company’s statements of operations. As of June 30, 2021, $0.6 million of deferred offering costs were recorded on the balance sheet under other current assets.

Concentration of suppliers

The Company purchases certain components of its products from a single or small number of suppliers. A change in or loss of these suppliers could cause a delay in filling customer orders and a possible loss of sales, which could adversely affect results of operations; however, management believes that suitable replacement suppliers could be obtained in such an event.

Net loss per share attributable to common stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders, by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, redeemable convertible preferred stock warrants, convertible notes, common stock subject to repurchase, and common stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for the six months ended June 30, 2020 and 2021, diluted net loss per common share is the same as basic net loss per common share for the two periods presented.

3. Revenue

Disaggregation of revenue

	Six months ended June 30,
	2020	2021

Minerva ES	74.3%	47.1%
Genesys HTA	16.6%	32.4%
Symphion	8.3%	19.4%
Other	0.8%	1.1%

	100%	100%

For the six-month periods ended June 30, 2020 and 2021, approximately 99% of the Company’s revenue is subject to point-in-time recognition for single-use (disposable) products and capital equipment. Sale of extended warranties on capital equipment represents less than 1% of the Company’s revenue. In addition, more than 95% of the Company’s total revenue is derived from the sale of single-use (disposable) products; therefore, the Company did not include disaggregated revenue data to present the amounts attributed to capital equipment, associated warranties, and miscellaneous revenue separately.

Contract balances

The Company’s contract balances consist of the following (in thousands):

	December 31, 2020	June 30, 2021
Accounts receivable	$8,379	$7,387
Contract liability—current	$219	$248

4. Fair value measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis—Financial assets held by the Company measured at fair value on a recurring basis include money market funds which are classified as Level 1 within the fair value hierarchy as the inputs used to measure fair value are quoted prices in active markets for identical assets. Derivative liabilities and redeemable convertible preferred stock warrant liabilities are remeasured at fair value as of each reporting period (see Note 10).

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Fair value of assets and liabilities

The following tables summarizes the types of assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$14,638	$—	$—	$14,638

Total financial assets	$14,638	$—	$—	$14,638

Liability:
Derivative liabilities	$—	$—	$38,007	$38,007
Contingent consideration liability	—	—	23,667	23,667
Redeemable convertible preferred stock warrant liability	—	—	42	42

Total financial liabilities	$—	$—	$61,716	$61,716

	June 30, 2021
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$9,640	$—	$—	$9,640

Total financial assets	$9,640	$—	$—	$9,640

Liability:
Derivative liabilities	$—	$—	$46,147	$46,147
Contingent consideration liability	—	—	24,584	24,584
Redeemable convertible preferred stock warrant liability	—	—	574	574

Total financial liabilities	$—	$—	$71,305	$71,305

The redeemable convertible preferred stock warrant liability is classified within Level 3 of the fair value hierarchy because it is valued using the Black-Scholes pricing model, which require subjective unobservable inputs (See Note 10).

Contingent consideration related to development and revenue milestones is recorded at fair value as measured on the date of acquisition. The value recorded is based on estimates of future financial projections under various potential scenarios using a Monte Carlo simulation, and is subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in general and administrative expense, in the statements of operations.

The fair value of the mandatory prepayment derivative liability, as a result of a change in control, was calculated using the “with and without” methodology at loan issuance. The “with and without” methodology involves valuing the term loan on an as-is basis and then valuing the term loan without the embedded derivatives. The difference between the value of the term loan with the embedded derivatives and the value without each individual embedded derivative equals the fair value of the embedded derivative. On the subsequent dates, the Company used an income approach to value the term loan derivative liabilities, where the proceeds to the lenders were estimated, adjusted by the opportunity cost of the lenders for foregoing the debt portion of the instrument. As of June 30, 2021, the mandatory prepayment derivative liability was valued using estimated time to exit of 0.37 years and a discount rate of 17.62%. Changes in the estimated fair value of the bifurcated embedded derivative are reported as gains or losses in the statements of operations.

The Company valued the convertible notes derivative liabilities using the income approach, where the proceeds to the convertible noteholders were estimated under different future scenarios, adjusted by the opportunity cost of the convertible noteholders for foregoing the debt portion of the instrument. Each outcome was probability-weighted based on future estimates.

The convertible notes derivative liabilities were determined using the following assumptions:

	December 31, 2020	June 30, 2021

Expected Exit Date	6/30/2022	11/11/2021
Discount rate	21.02%	18.30%
Volatility	126.20%	40.00%

The change in fair value of the redeemable convertible preferred stock warrant liability, derivative liabilities and contingent consideration liability are summarized below (in thousands)

	Redeemable convertible preferred stock warrant liability	Derivative liabilities	Contingent consideration liability
Beginning fair value, January 1, 2020	$75	$39,499	$—
Recognition	—	6,848	23,842
Change in fair value	(33)	(10,060)	—

Ending fair value, June 30, 2020	$42	$36,287	$23,842

	Redeemable convertible preferred stock warrant liability	Derivative liabilities	Contingent consideration liability
Beginning fair value, January 1, 2021	$42	$38,007	$23,667
Change in fair value	532	8,140	917

Ending fair value, June 30, 2021	$574	$46,147	$24,584

5. Balance sheet components

Cash and cash equivalents

The Company’s cash and cash equivalents consist of the following (in thousands):

	December 31, 2020	June 30, 2021
Cash	$2,721	$1,977

Cash equivalents:
Money market funds	14,638	9,640

Total cash and cash equivalents	$17,359	$11,617

Inventory

Inventory consists of the following (in thousands):

	December 31, 2020	June 30, 2021
Finished goods	$5,068	$6,879
Component materials	5,133	5,690

Total inventory	$10,201	$12,569

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2020	June 30, 2021
Prepaid expenses	$1,794	$1,674
Deferred offering cost	—	641
Prepaid insurance	122	307
Other current assets	363	137

	$2,279	$2,759

Property and equipment, net

Property and equipment, net consist of the following (in thousands):

	Useful life (years)	December 31, 2020	June 30, 2021
Computers and software	2	$653	$730
Machinery and equipment	3	954	909
Furniture and fixtures	7	48	48
Tools and dies	2	936	940
Construction in progress	—	—	464
Equipment under customer usage agreements	3	7,918	9,077
Leasehold improvements	Lesser of useful life or lease term	155	155

		10,664	12,323
Less: accumulated depreciation and amortization		(7,784)	(8,321)

Property and equipment, net		$2,880	$4,002

Depreciation and amortization expense on property and equipment was $0.8 million and $1.2 million, for the six month periods ended June 30, 2020 and 2021, respectively. Of this amount, $0.7 million, and $1.1 million, for the six month periods ended June 30, 2020 and 2021, respectively, was related to equipment under customer usage agreements recorded to cost of goods sold.

Intangible asset, net

Intangible asset, net consist of the following (in thousands):

	Useful life (years)	December 31, 2020	June 30, 2021
Trademarks	6.5	$3,969	$3,969
Developed technology	10	30,819	30,819
Customer relationships	3	13,466	13,466

		48,254	48,254
Less: accumulated depreciation and amortization		(5,113)	(9,204)

Intangible asset, net		$43,141	$39,050

Amortization expense on intangible assets was $1.0 million and $4.1 million, for the six month periods ended June 30, 2020 and June 30, 2021, respectively.

Future amortization expense of intangible assets as of June 30, 2021 is as follows (in thousands):

Year Ending December 31,
2021 (remaining six months)	$4,090
2022	8,182
2023	5,376
2024	3,693
2025	3,693
Thereafter	14,016

Total	$39,050

Accrued compensation

Accrued compensation consists of the following (in thousands):

	December 31, 2020	June 30, 2021
Accrued vacation	$1,184	$1,333
Accrued bonuses	831	571
Accrued commissions	828	621
Other accrued personnel related expenses	46	93

	$2,889	$2,618

Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2020	June 30, 2021
Accrual for litigation	$7,203	$7,203
Accrued professional fees	824	1,487
Accrued sales and use taxes	754	706
Deferred rent	445	367
Accrual for inventory in transit	602	639
Contract liability	219	248
Others	157	879

	$10,204	$11,529

6. Business combination

On May 11, 2020, the Company completed its acquisition of Intrauterine Health products consisting of the Genesys HTA System, Symphion Tissue Removal System, and the Resectr Tissue Resection Device (the acquired IUH products) from BSC. This transaction was accounted for as a business combination.

The following table summarizes the finalized allocation of the purchase price based on the estimated fair values of the acquired assets and assumed liabilities as of May 12, 2020 (in thousands):

Net assets acquired:
Inventory	$7,846
Other receivable	271
Property and equipment	999
Trade names	3,969
Customer relationships	13,466
Developed technology	30,819
Warranty liability	(16)
Deferred tax liability	(132)
Negative goodwill	(643)

Purchase price	$56,579

In May 2021, the Company amended the Asset Purchase Agreement with BSC to modify the delayed consideration payment and contingent consideration as follows: (1) the timing of the delayed $15.0 million payment was deferred from May 11, 2021 to the earlier of 15 days post-IPO or October 1, 2021; (2) the timing of the $10.0 million Development Milestone payment was changed to 15 days post-IPO or, if the IPO has not been completed by October 1, 2021, upon the earlier of the closing of the Company’s first financing after October 1, 2021 or the date that the first Revenue Milestone Payment is due and it was agreed that the Development Milestone payment was achieved; and (3) the first Revenue Milestone Payment was modified from $5.0 million if net revenue exceeds $26.0 million in 2021 or $10.0 million if net revenue exceeds $30.0 million in 2021, to either $5.0 million if revenue from acquired IUH products in 2021 is less than $30.0 million or $10.0 million if more than $30.0 million in 2021. As a result, fair value of contingent consideration has changed by $1.0 million which was recognized in general and administrative expense in the statement of operations for the six month period ended on June 30, 2021.

The unaudited pro forma revenue and net loss for the six months ended June 30, 2020 assuming the acquisition had occurred on January 1, 2019 was $18.9 million and $3.8 million, respectively. The revenue for IUH products for the six months ended June 30, 2020 was $3.1 million.

7. Debt

Ares term loan

On December 30, 2019, the Company entered into a Credit Agreement (the Ares Agreement) with Ares Capital Corporation and Ares Direct Finance I LP (collectively Ares) to raise up to $40.0 million in debt financing (Ares Loan) consisting of $30.0 million advanced at the closing of the agreement (Tranche A), with the option to draw up to an additional $10.0 million (Tranche B) on or before December 31, 2020, which was conditioned upon achieving a minimum of $30.0 million in net revenues in the prior 12-month period. The Ares Loan has a three-year term maturing on December 30, 2022, which includes eight quarters of interest-only payments followed by four quarters of equal payments of principal and interest. The interest-only period could be extended to ten quarters if the Company satisfied certain amortization period extension conditions prior to December 31, 2021. In May 2020, the Company satisfied one of the amortization period extension conditions and the interest-only period was extended to ten quarters.

Borrowings under the Ares Agreement, including the Ares Loan, bear interest at either the ABR plus 8.50% per annum or the Eurodollar Rate plus 9.50% per annum, as applicable. The ABR equals the greatest of (a) 3.00%, (b) the prime rate, (c) the federal funds rate plus 0.5% and (d) the three-month Eurodollar Rate plus 1.0%. The Eurodollar Rate equals the greater of (a) 2.00% and (b) the rate per annum appearing on Bloomberg Professional Service Page BBAM1 offered rate for deposits in U.S. dollars at approximately two business days prior to the first day of such interest period for a three (3) month term; multiplied by the Statutory Reserve Rate. The Statutory Reserve Rate is based on a fraction, the numerator of which is the number one and the denominator of which is the number one minus the applicable reserve percentage for that day. Payments of interest under Ares Loan are to be made quarterly commencing on March 31, 2020. Through December 31, 2021, the Company has the option to pay all accrued interest in cash or by paying up to 50% of accrued interest in kind (PIK interest) by increasing the principal amount of Ares Loan. On each payment date through June 30, 2021, the Company elected the PIK option, issuing PIK notes totaling $2.9 million. As of December 31, 2020 and June 30, 2021, the Ares Loan had an annual effective interest rate of 22.73% per annum.

The Ares Loan is collateralized by substantially all of the Company’s assets. The Company may prepay the loan, subject to prepayment premium equal to 30% of the principal amount being prepaid less all interest payments and fees paid in cash on or prior to the date of such prepayment, provided that in no event shall the prepayment premium be less than zero.

The Ares Loan includes a fee upon repayment of the loan ranging from 4.0% to 10.0% of the aggregate principal amount being prepaid or repaid including all PIK notes added to the principal amount. The Ares Agreement includes customary restrictive covenants, financial covenants, events of default and other customary terms and conditions. The financial covenants in the Ares Agreement require the Company to have revenue for the four consecutive fiscal quarters period ending on March 31, 2020, and the last day of each June, September, December and March thereafter to be not less than the minimum revenue amount specified in the Ares Agreement and maintain a minimum cash and cash equivalents balance of $5.0 million at any time.

In January 2021, the Company entered into a waiver and amendment agreement to the Ares Agreement to receive a waiver for certain reporting covenants for which the Company was not in compliance. Additionally, the amendment extended the Tranche B availability date to June 30, 2021. The amendment was accounted for as a debt modification and no gain or loss was recognized. In March 2021, the Company entered into a second amendment to the Ares Agreement to extend the compliance period for certain reporting covenants. The amendment was accounted for as a debt modification and no gain or loss was recognized.

In July 2021, the Company amended the terms of the Ares Agreement to waive a default in connection with the Company’s failure to satisfy a covenant relating to delivery of financial statements and modify that financial reporting covenant. The amendment also served to modify the fee due to Ares upon repayment of the loan from a variable amount based on equity value of the Company to a fixed fee of 6.25%. In addition, the timing for delivery of the Company’s annual audited financial statements was amended to 210 days from the end of the fiscal year for the year ended December 31, 2020.

The Company may be required to make mandatory prepayments of the Ares Loan upon the occurrence of specified prepayment trigger events, including the occurrence of any event of default or the occurrence of a change in control event. Upon the prepayment of all or any of the outstanding principal balance, the Company shall pay, in addition to such prepayment, the prepayment premium noted above. As Ares may exercise the option to require prepayment by the Company, the prepayment premium is considered to be an embedded derivative which is required to be bifurcated from its host contract and accounted for as a separate financial instrument. The mandatory prepayment derivative liability had a fair value of $4.3 million upon entering into the Ares Agreement, which was accounted for as a debt discount.

The Ares Loan consists of the following (in thousands):

	December 31, 2020	June 30, 2021
Term loan principal	$31,878	$32,846
Less: Debt issuance cost and debt discount	(4,120)	(3,225)
Add: Exit fee	312	502

Term loan	$28,070	$30,123

The Company paid $1.4 million in fees to the lender and third parties which is reflected as a discount on the Ares Loan and is being accreted over the life of the term loan using the effective interest method.

During the six months ended June 30, 2020 and 2021, the Company recorded interest expense related to debt discount, debt issuance costs and exit fee of the Ares Loan of $0.9 million and $1.1 million, respectively.

Interest expense on the Ares Loan was $2.7 million and $3.0 million during the six months ended June 30, 2020 and June 30, 2021, respectively.

Paycheck Protection Program

In April 2020, the Company received $3.0 million from a Federal Small Business Administration loan under the Paycheck Protection Program (the PPP Loan). The PPP Loan bears interest at 1.0% per year on the outstanding principal amount and matures 24 months from the date of the note. No payments were due for initial six-month period beginning on the date of the note. Afterwards, payments of principal and interest were due over the following 18 months. In June 2021, the Company received formal notification from the SBA that the Company’s PPP Loan and interest had been formally forgiven in the principal amount of $3.0 million, plus interest of less than $0.1 million. As a result, the Company recognized $3.0 million as gain on extinguishment of PPP loan in the statement of operations for the six-month period ended on June 30, 2021.

Convertible notes

In March and December 2018, the Company entered into Second Lien Loan and Security Agreements (the 2018 Note Agreements) with certain investors, for up to $20.0 million and $10.0 million in convertible notes, respectively. The convertible notes under these 2018 Note Agreements are subordinated to the term loan with Silicon Valley Bank and are also collateralized by assets, including cash and cash equivalents, accounts receivable, and property and equipment. Under the 2018 Note Agreements, the investors agreed to make one or more convertible notes (the 2018 Notes) to the Company during the period beginning in March and December 2018, respectively, and ending on the one-year anniversary of the 2018 Note Agreements, the maturity date.

In May and November 2019, the Company entered into additional Second Lien Loan and Security Agreements (the 2019 Note Agreements) with certain investors, each for up to $10.5 million in convertible notes. With the exception of the issuance date of offering and maturity date, all remaining contractual terms of the 2019 Note Agreement are similar to the 2018 Note Agreements. Under the 2019 Note Agreements, the investors agreed to make one or more convertible notes to the Company during the period beginning in May and November 2019 (the 2019 Notes) and ending on the one-year anniversary of the 2019 Note Agreement, the maturity date.

In December 2019, the Company and the Investors entered into an amendment to the 2018 Notes and 2019 Notes (the Amendment), which extended the maturity of the 2018 Notes and 2019 Notes to June 2023. Moreover, the 2018 Notes and 2019 Notes were subordinated to the term loan with Ares Capital Corporation, and collateralized by assets, including cash and cash equivalents, accounts receivable, and property and equipment. The Amendment was accounted for as a debt extinguishment, and the Company recognized a $1.8 million extinguishment gain to additional paid-in capital (APIC), as the transaction was with shareholders of the Company, as well as a $7.7 million extinguishment loss in other income (expense), net in the statement of operations for the year ended December 31, 2019.

In May 2020, the Company entered into another Second Lien Loan and Security Agreement (the 2020 Note Agreement) with certain investors, for up to $30.0 million in convertible notes. The convertible notes under the 2020 Note Agreement are subordinated to the term loan with Ares Capital Corporation and are also collateralized by assets, including cash and cash equivalents, accounts receivable and property and equipment. Under the 2020 Note Agreement, the investors agreed to make one or more convertible notes to the Company during the period beginning in May 2020 (the 2020 Notes), and ending on June 30, 2023, the maturity date.

The 2018 Notes, 2019 Notes, and 2020 Notes (collectively, the Notes) accrue interest at a fixed rate of 8.0% per annum. Interest accrues until the Note is converted to stock or paid in full. Each Note is evidenced by a separate Secured Convertible Promissory Note.

If the Company completes a qualified financing of its convertible preferred stock, the outstanding principal amount and all accrued and unpaid interest on the Notes automatically converts into shares of the preferred stock issued in such financing, at a price per share equal to 85% of the lowest price per share paid by the other purchasers in such financing. If the Company completes a non-qualified financing of its convertible preferred stock, the holders of more than 50% of the aggregate outstanding principal amount of the Notes (the Majority Investors) have the option to convert the outstanding principal amount and all accrued and unpaid interest on the Notes into either (1) shares of the preferred stock issued in such financing, at a price per share equal to 85% of the lowest price per share paid by the other purchasers in such financing, or (2) shares of Series D redeemable convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted. The Notes also automatically convert to Series D redeemable convertible preferred stock upon an automatic conversion event of all of our common stock to preferred stock, such as the conversion contemplated in connection with this offering. The Majority Investors also have the option to voluntarily convert the outstanding principal amount and all accrued and unpaid interest on the Notes into shares of Series D redeemable convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted.

If a change of control of the Company occurs, each Note holder has the option to convert the outstanding principal amount and all accrued and unpaid interest on the Note into shares of Series D redeemable convertible preferred stock, at a price per share equal to $1.87 per share, as adjusted. The outstanding principal amount and all accrued and unpaid interest that, in each case, has not otherwise been converted into equity securities, must be prepaid prior to the closing of such change of control, together with a premium equal to 100% of the outstanding principal amount to be prepaid. The Company may also prepay the Note at any time with the written consent of the Majority Investors.

The Company borrowed $29.2 million in 2018, $21.0 million in 2019, and $15.0 million in 2020 under the Second Lien Loan and Security Agreements with investors. At June 30, 2021, the Company retained the ability to draw up to an additional $15.0 million under the 2020 Note Agreement in order to satisfy certain deferred payment obligations due to BSC.

The Notes contain embedded features – a qualified financing put, non-qualified financing put, and change of control put features that were bifurcated and accounted as derivative liabilities and recorded as debt discount. Debt discount is reported as a direct deduction to the carrying amount of the Notes and amortized using the effective interest rate over the life of the Notes as interest expense. The derivative liability is recognized at fair value at each reporting period, and classified as either short-term, or long-term, consistent with their respective host contract. During the six months ended June 30, 2020 and 2021, the Company reported amortization of debt discount of $0.4 million and $1.1 million, respectively.

The Company valued the Notes derivative liabilities using the income approach, where the proceeds to the convertible noteholders were estimated under different future scenarios, adjusted by the opportunity cost of the convertible noteholders for foregoing the debt portion of the instrument as well as accrued interest through the maturity date. The Company used a Monte Carlo Simulation (MCS) to value the embedded derivatives in different future scenarios.

The convertible note consists of the following (in thousands):

	December 31, 2020	June 30, 2021
Principal	$69,245	$69,245
Less: debt issuance costs	(38)	(33)
Less: debt discount	(8,145)	(7,051)
Accrued interest	5,134	8,066

Convertible notes	$66,196	$70,227

During the six months ended June 30, 2020, the Company recorded interest expense of $2.7 million on the 2018 and 2019 Notes. As of June 30, 2020, the 2018 and 2019 Notes had accrued interest of $2.3 million.

During the six months ended June 30, 2021, the Company recorded interest expense of $4.0 million on the 2018, 2019 and 2020 Notes. As of June 30, 2021, the 2018, 2019 and 2020 notes had accrued interest of $8.1 million.

Contractual maturities of financing obligations

As of June 30, 2021, the aggregate future payments under the Ares Loan and Convertible Notes (including interest payments) are as follows (in thousands):

2021 (remaining six months)	$973
2022	38,516
2023	90,175

Total	129,664
Less: unamortized debt discounts and issuance costs	(11,017)
Less: interest	(18,297)

Term loan and convertible notes	$100,350

8. Commitments and contingencies

Operating lease

The future minimum rental obligations required under non-cancellable leases at June 30, 2021 are as follows (in thousands):

2021 (remaining six months)	$419
2022	846
2023	358

Total minimum lease payments	$1,623

Total rent expense was approximately $0.8 million and $0.3 million, for the six months ended June 30, 2020 and 2021, respectively.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including business partners and contractors. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party as a result of the Company’s activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. The Company maintains commercial general liability insurance and products liability insurance to offset certain of its potential liabilities under these indemnification provisions.

Litigation

The Company regularly evaluates its exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, the Company will assess whether such information warrants the recording of additional expense.

In November 2015, Hologic, Inc. and Cytyc Surgical Products, LLC (collectively Hologic) filed a complaint against the Company alleging infringement of four patents (complaints against two of four infringement of patents later were dropped by Hologic). On July 27, 2018, a Delaware jury returned a verdict finding the Company did not willfully infringe on the patents and awarded Hologic $4.8 million in damages for lost profits and for royalties not included in the lost profits. Based on the result of the trial in July 2018 with Hologic, the Company recorded an accrual for potential legal losses of $4.8 million as of December 31, 2017 with a corresponding expense within general and administrative expenses. After the completion of post-trial motions and after the final orders from the courts, in July 2019, the Company filed a motion of appeal with the U.S. District Court for the District of Delaware. At the time of filing the appeal, the updated damages calculation totaled $7.1 million and the related cash balance was restricted from withdrawal. A surety bond was generated and filed along with the appeal documents and included in restricted cash in the balance sheet. The additional damages were accrued for as of December 31, 2018. On April 22, 2020, the Court of Appeals for the Federal Circuit affirmed the verdict of the $7.1 million in total damages. In September 2020 the Company filed a petition with the U.S. Supreme Court on the matter of verdict of the legal case. The Company’s petition was heard in late April 2021 and an opinion was issued in June 2021 (see below).

On July 8, 2020, Hologic sued the Company for willful infringement of the Hologic patent in the U.S. District Court for the District of Delaware, alleging that the new Minerva ES Handpiece infringed the now expired patent. The Company has answered, denying infringement and willfulness and alleges that the patent was invalid prior to expiry. Due to COVID-19, the case was stayed twice for 60 days. On January 22, 2021, Minerva filed a motion to stay this case until such time that the U.S. Supreme Court decides the matter to be heard in April, 2021 (see above). The court’s response to the Company’s motion to stay was granted. On June 29, 2021, the U.S. Supreme Court vacated and remanded the Federal Circuit’s decision that the Company cannot challenge the validity of the ‘348 patent due to assignor estoppel. A decision from the Federal Circuit on remand as to the invalidity of the ‘348 patent is expected to take a few months.

In April 2017, the Company sued Hologic for willful infringement of Company patent in the U.S. District Court for the Northern District of California. Hologic has answered, denying infringement and willfulness and alleging invalidity of the patent. The Company sought a preliminary injunction and that motion was denied. This matter was transferred to the U.S. District Court for the District of Delaware, where it has been assigned to the same judge presiding over the Hologic complaint. The current date set for the jury trial was July 2020. Due to COVID-19, the July 2020 trial date was delayed. On July 20, 2021, the district court granted Hologic’s Daubert motion excluding certain expert opinions regarding infringement. On July 23, 2021, the district court found on summary judgment that Minerva’s ‘208 patent is invalid, dismissed the case and entered judgment. On August 24, 2021, the Company filed a Notice of Appeal with the Court of Appeals for the Federal Circuit.

9. Income taxes

For the six months ended June 30 2021, the Company did not record an income tax provision. For the six months ended June 30, 2020, the Company recorded an income tax benefit of $132,000 related to a valuation allowance release in connection with its acquisition of assets from Boston Scientific Corporation. The U.S. federal and California deferred tax assets generated from the Company’s net operating losses are fully offset by a valuation allowance, as the Company believes it is more likely than not the benefit will not be realized.

10. Redeemable convertible preferred stock warrants

Warrants for Series D redeemable convertible preferred stock

A summary of the outstanding redeemable convertible preferred stock warrants is as follows (in thousands, except per share and share amounts):

	December 31, 2020
	Exercise price per share	Shares	Fair value of liability	Expiration date
Series D redeemable convertible preferred stock warrants	$1.87	470,641	$42	June 2029

	June 30, 2021
	Exercise price per share	Shares	Fair value of liability	Expiration date
Series D redeemable convertible preferred stock warrants	$1.87	470,641	$574	June 2029

The redeemable convertible preferred stock warrant liability was valued using the following assumptions under the Black-Scholes option-pricing model:

	December 31, 2020	June 30, 2021
Expected dividends	0%	0%
Expected volatility	48.22% - 52.44%	49.6% - 54.27%
Risk-free interest rate	0.56% - 0.79%	1.02% - 1.29%
Expected warrant life	6.4-8.6 years	5.9-8.1 years

11. Stockholders’ Deficit

Common stock

The Amended and Restated Certificate of Incorporation authorizes the Company to issue up to 144,406,928 shares of common stock.

Shares reserved for future issuance

The Company has reserved shares of common stock for future issuances as follows:

	Six months ended June 30,
	2020	2021
Series A redeemable convertible preferred stock outstanding	2,725,000	2,725,000
Series B redeemable convertible preferred stock outstanding	4,083,542	4,083,542
Series C redeemable convertible preferred stock outstanding	13,445,753	13,445,753
Series D redeemable convertible preferred stock outstanding	54,703,665	54,703,665
Warrants to purchase Series D redeemable convertible preferred stock	470,641	470,641

Convertible notes*
Common stock options issued and outstanding	14,684,251	12,307,567
Common stock available for future grants	780,268	1,555,254

*	At June 30, 2020 and 2021, the conversion of the convertible notes into redeemable convertible preferred stock was dependent on the outstanding loan balance including accrued interest and the conversion stock per share price at the date of qualified equity financing, non-qualified equity financing, or a change of control event. These factors were not estimable and the number of redeemable convertible preferred stock was not determinable. There were no conversions of convertible notes to preferred stock for the six month periods ended June 30, 2020 and 2021.

2008 Stock Plan, as amended (the Plan)

Options

A summary of stock option activity is set forth below (in thousands, except share and per share data):

	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, January 1, 2021	405,478	14,915,044	$0.10	5.21	—
Options authorized	10,000,000	—
Options granted	(9,507,555)	9,507,555	$1.82
Options exercised	—	(11,457,701)	$0.10
Options forfeited or cancelled	657,331	(657,331)	$0.10

Outstanding, June 30, 2021	1,555,254	12,307,567	$1.43	8.87	$9,129

Shares exercisable June 30, 2021		8,864,703	$1.49	8.63	$6,020
Vested and expected to vest, June 30, 2021		12,307,567	$1.43	8.87	$9,129

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at June 30, 2021.

The aggregate intrinsic value of stock options exercised during the six months ended on June 30, 2021 and 2020 was $0.8 million and zero, respectively.

The total fair value of options that vested during the six months ended June 30, 2021 and 2020 was $4.3 million and $0.4 million, respectively. The options granted during the six months ended June 30, 2021 and 2020 had a weighted-average per share grant-date fair value of $1.13 and $0.03 per share, respectively. As of June 30, 2021, the total unrecognized stock-based compensation expense related to unvested stock options was $9.3 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.74 years.

Early exercise of stock options

The terms of the Plan permit the exercise of certain options granted under the Plan prior to vesting, subject to required approvals. The shares are subject to the Company’s lapsing repurchase right upon termination of employment at the original purchase price. The proceeds initially are recorded in accrued current liabilities from the early exercise of stock options and are reclassified to additional paid-in capital as the Company’s repurchase right lapses. During the six three months ended June 30, 2021 and June 30, 2020, the Company had no repurchases of common stock. As of June 30, 2020, there were no shares subject to repurchase. As of December 31, 2020 and June 30, 2021, there were 822,450 and 2,872,021 shares that were subject to repurchase, respectively. The aggregate exercise prices of early exercised shares as of December 31, 2020 and June 30, 2021 was $0.1 and $0.3 million, respectively, which were recorded in accrued current liabilities on the balance sheets.

Total stock-based compensation expense recognized was as follows (in thousands):

	Six Months Ended June 30,
	2020	2021
Cost of goods sold	$70	$170
Sales and marketing	207	1,295
Research and development	6	119
General and administrative	266	3,025

Total	$549	$4,609

The Company estimated the fair value of stock options using the Black-Scholes option-pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options was estimated using the following weighted-average assumptions:

	Six Months Ended June 30,
	2020	2021
Expected volatility	33.7% - 96.0%	72.8% - 75.0%
Risk-free interest rate	0.2%-0.7%	0.6% - 1.1%
Dividend yield	0%	0%
Expected term	5 - 6 years	5 - 6 years

12. Net Loss per share attributable to common stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders which is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.

	Six months ended June 30,
(in thousands, except share and per share amounts)	2020	2021

Numerator

Net loss attributable to common stockholders	$(4,568)	$(29,047)
Denominator:
Weighted-average common stock outstanding	5,563,163	11,341,548

Net loss per share attributable to common stockholders, basic and diluted	$(0.82)	$(2.56)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an antidilutive impact due to the Company’s net loss, in common stock equivalent shares:

	Six months ended June 30,
	2020	2021
Redeemable convertible preferred stock	74,957,960	74,957,960
Redeemable convertible preferred stock warrants	470,641	470,641
Unvested early exercised common stock options	—	2,872,021
Options to purchase common stock	14,684,251	12,307,567
Convertible notes*

*	At June 30, 2020 and 2021, the conversion of the convertible notes into redeemable convertible preferred stock was dependent on the outstanding loan balance including accrued interest and the conversion stock per share price at the date of qualified equity financing, non-qualified equity financing, or a change of control event. These factors were not estimable and the number of redeemable convertible preferred stock was not determinable. There were no conversions of convertible notes to preferred stock for the six months ended June 30, 2020 and 2021.

13. Employee benefit plan

In 2012, the Company implemented a tax deferred savings plan, commonly referred to as a 401(k) plan. Employee contributions are withheld from standard payroll checks and are automatically withdrawn from the Company checking account and deposited into individual employee retirement accounts a few days following each payroll period. There has been no Company matching of employee contributions to the plan through

June 30, 2021.

14. Related party transactions

A former member of the Company’s Board of Directors owns 100% of Apical Instruments, Inc. (Apical). Apical supplies the Company with the RF Controllers used with its devices. On July 1, 2020, the Company entered into a manufacturing transfer agreement with Apical with a value of $292,700. During the six months ended June 30, 2020 and 2021 fees charged by Apical for products purchased were less than $0.1 million and $0.1 million, respectively. As of June 30, 2020 and 2021, amounts owed to Apical were less than $0.1 million.

A former member of the Company’s Board of Directors owns 90% of Hermes Innovations, LLC (Hermes). Hermes provides consulting services to the Company. During the six months ended June 30, 2020 and 2021, expenses charged by Hermes for services were de minimis. As of June 30, 2020 and 2021, amounts owed to Hermes were de minimis.

The Company has issued convertible notes to certain redeemable convertible preferred stock holders (see Note 7).

15. Subsequent events

In July 2021, the Company amended the terms of the Ares Agreement to waive a default in connection with the Company’s failure to satisfy a covenant relating to delivery of financial statements and modify that financial reporting covenant. The amendment also served to modify the fee due to Ares upon repayment of the loan from a variable amount based on equity value of the Company to a fixed fee of 6.25%. In addition, the timing for delivery of the Company’s annual audited financial statements was amended to 210 days from the end of the fiscal year for the year ended December 31, 2020.

In August 2021, the Board of Directors authorized the grant of options to purchase a total of 744,924 shares of common stock to employees and certain directors at a weighted-average exercise price of $2.17 per share.

On September 3, 2021, the Company amended the 2018 Note Agreements, 2019 Note Agreements, and 2020 Note Agreement to modify the maturity dates to December 31, 2026 and to automatically convert all principal and interest owing on our outstanding convertible promissory notes into shares of common stock if either (i) the offering price per share of this offering is greater than $5.61 and the aggregate gross proceeds to the Company from this offering are greater than $50.0 million or (ii) the Company receives a written request from the holders of at least 66 2/3% of the redeemable convertible preferred stock to convert all outstanding redeemable convertible preferred stock to common stock.

On July 23, 2021, the district court found on summary judgment that Minerva’s ‘208 patent is invalid, dismissed the case and entered judgment. On August 24, 2021 the company filed a Notice of Appeal with the Court of Appeals for the Federal Circuit.

Management has evaluated all transactions and events through September 8, 2021, the date which these financial statements were available to be issued.

Minerva Surgical, Inc.

Unaudited pro forma condensed combined financial statements

On April 28, 2020, Minerva Surgical, Inc. (the Company) entered into an Asset Purchase Agreement with Boston Scientific Corporation (BSC), to acquire BSC’s Intrauterine Health products consisting of the Symphion Tissue Removal System; the Resectr Tissue Resection Device; and the Genesys HTA System (collectively, the acquired IUH products). The Company completed the transaction on May 11, 2020. The Company purchased the acquired IUH products in exchange for 8,049,711 shares of Minerva Series D redeemable convertible preferred stock valued at $2.7 million, cash consideration of $30.0 million, and contingent development and revenue milestone payments valued at $23.8 million. The unaudited pro forma condensed combined statement of operations presents the combined results of the Company’s operations with the acquired IUH products as if the acquisition had occurred January 1, 2020 and include transaction accounting adjustments. The unaudited pro forma condensed combined statement of operations is not necessarily indicative of what the results of operations actually would have been had the Company completed the acquisition of the assets at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

These unaudited pro forma condensed financial statements should be read in conjunction with the:

•	Separate historical financial statements of the Company as of and for the years ended December 31, 2019, and December 31, 2020, included elsewhere in this Prospectus; and

•

Separate abbreviated historical financial statements of the acquired IUH products as of and for the year ended December 31, 2019, and three months ended March 31, 2019 (unaudited) and March 31, 2020 (unaudited) included elsewhere in this Prospectus,

The transaction has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the identifiable intangible assets acquired have been recorded at fair value (see Note 2). The Company’s historical financial information has been adjusted to give effect to the impact of the consideration paid in connection with the acquisition.

Minerva Surgical, Inc.

Pro forma statement of operations (unaudited)

(in thousands, except share and per share amounts)

The accompanying notes are an integral part of these financial statements.

	Year ended December 31, 2020	Period ended May 12, 2020
	Minerva Surgical, Inc.	IUH products	Pro forma adjustments (Note 3)	Pro forma combined
Revenues	$37,768	$6,948	$—	$44,716
Cost of goods sold	18,648	1,722	—	20,370

Gross profit	19,120	5,226	—	24,346

Operating expenses
Sales and marketing	22,974	1,801	—	24,775
General and administrative	8,212	285	3,068 (a)	11,565
Research and development	3,324	112	—	3,436

Total operating expenses	34,510	2,198	3,068	39,776

Income (loss) from operations	(15,390)	3,028	(3,068)	(15,430)
Interest income	81	—	—	81
Interest expense	(12,140)	—	—	(12,140)
Change in fair value of derivative liabilities	8,340	—	—	8,340
Bargain purchase gain	643	—	—	643
Other income (expense), net	71	—	—	71

Net income (loss) before income taxes	(18,395)	3,028	(3,068)	(18,435)
Income tax benefit	132	—	—	132

Net income (loss)	$(18,263)	$3,028	$(3,068)	$(18,303)

Net loss per share attributable to common stockholders, basic and diluted	$(3.13)			$(3.14)

Weighted-average shares used in computing net loss per share, basic and diluted	5,836,950			5,836,950

1. Description of transaction and basis of presentation

On April 28, 2020, Minerva Surgical, Inc. (the Company) entered into an Asset Purchase Agreement to acquire IUH products from Boston Scientific Corporation (BSC), a manufacturer of medical devices used in interventional medical specialties. On May 11, 2020, the Company completed the transaction, and acquired all of BSC’s IUH products, in exchange for total estimated consideration of $56.6 million, consisting of 8,049,711 shares of Minerva Series D redeemable convertible preferred stock valued at $2.7 million, cash consideration of $30.0 million, and contingent development and revenue milestone payments valued at $23.8 million. The Company incurred transaction costs of $1.0 million that were expensed as incurred.

In accordance with ASC 805 Business Combination, the Company accounted for the transaction as a business combination.

2. Purchase price

The aggregate purchase price consideration is as follows (in thousands):

Description	Amount
Closing stock consideration	$2,737
Cash consideration	15,000
Delayed cash consideration	15,000
Development milestone payment(a)	8,615
Revenue milestone payments(b)	15,227

Total purchase consideration	$56,579

The Company estimated the fair value of shares of Series D redeemable convertible preferred stock as $0.34 per share, or $2.7 million, at the closing date. The Company used the market approach for guideline public companies, guideline transactions and discounted cash flow methods equally weighted to estimate the total Company’s equity fair value and used the option pricing model to identify the fair value of the newly issued Series D redeemable convertible preferred stock. At the closing, the Company acquired $57.4 million of assets, comprised primarily of $48.3 million of intangible assets, and assumed less than $0.2 million of liabilities.

Contingent consideration consists of the following:

(a)	Development milestone payment—The Company is required to deliver a development-based milestone payment equal to $10.0 million. Which was earned when BSC delivered into finished goods inventory the required amount of Symphion controllers, at least 50% of which fully incorporated certain design revisions (the Development Milestone). As of the acquisition date, the Company estimated that there was a 90.0% probability that the development milestone would be achieved within 16 months, and the earliest it would be achieved would be the end of March 2021, with May 2022 being the most likely timeframe when the development milestone payment would be achieved. We have agreed that this milestone was earned. The Development Milestone will be paid within 15 days following the completion of this offering, or, if this offering has not been completed by October 1, 2021, upon the earlier of the closing of our first financing after October 1, 2021 or the date the First Revenue Milestone (as defined below) is paid. The Company recorded its estimate of the fair value of the contingent consideration liability for the development milestone payments utilizing a discounted cash flow model to determine the present value of the expected value of development milestone payment.

(b)	Revenue milestone payments—The Company is required to make two milestone payments to BSC, which is contingent on the achievement of certain revenue levels from the acquired product lines in

2021 and 2022. The first revenue milestone payment of $5.0 million is payable if net revenue from the acquired IUH products is less than or equal to $30.0 million in calendar year 2021 and an additional $5.0 million if net revenue is greater than $30.0 million in calendar year 2021 (the First Revenue Milestone). The First Revenue Milestone payment is expected to be paid in the first three months of 2022. The second revenue milestone payment of $5.0 million is payable if net revenue from the acquired IUH products exceeds $30.0 million in calendar year 2022 or $10.0 million if net revenue is greater than $37.0 million in calendar year 2022. Based on the revenue forecast of the acquired product lines through 2022, the Company ran a Monte Carlo simulation to estimate risk-neutral future revenue outcomes based on the estimated discount rate applicable to the revenue and the revenue volatility selected based on the guideline public companies. The Company recorded its estimate of the fair value of the contingent consideration liability for revenue milestone payments utilizing the Monte Carlo simulation based on future revenue projections of the acquired IUH products, comparable companies’ revenue growth rates, implied volatility, and applying a risk adjusted discount rate.

The estimated fair value of the contingent consideration was based on significant inputs not observable in the market and thus represented a Level 3 measurement as defined in ASC 820. The fair value measurement for the revenue milestone is directly impacted by the Company’s estimate of future incremental revenue growth of the business. Accordingly, if actual revenue growth is higher or lower than the estimates within the fair value measurement, the Company would record additional charges or benefits, respectively. Each quarter the Company will be required to remeasure the fair value of the contingent consideration liability as assumptions change with the change in fair value recorded in general and administrative expense in the statement of operations.

The purchase price has been allocated, as follows (in thousands):

Net assets acquired:
Inventory	$7,846
Other receivable	271
Property and equipment	999
Trade names	3,969
Customer relationships	13,466
Developed technology	30,819
Warranty liability	(16)
Deferred tax liability	(132)
Negative goodwill	(643)

Purchase price	$56,579

3. Pro forma adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price and the fair valuation of acquired assets. The pro forma adjustment included in the pro forma condensed combined financial statements is the adjustment for the amortization of the intangible assets from January 1, 2020 through May 12, 2020. The intangible assets will be amortized on a straight-line basis over the following periods:

Useful lives (in years)
Trademarks	6.5
Developed technology	10
Customer relationships	3

             Shares

Minerva Surgical, Inc.

Common Stock

PRELIMINARY PROSPECTUS

J.P. Morgan	Piper Sandler	UBS Investment Bank	SVB Leerink

Prospectus dated                 , 2021

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the filing fee of the Financial Industry Regulatory Authority, Inc., (FINRA), and the Nasdaq listing fee.

Amount paid or to be paid
SEC Registration Fee	$	*
FINRA filing fee		*
Stock market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law, (DGCL), empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the DGCL. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the registrant intends to enter into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers, or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the DGCL.

These indemnification provisions and the indemnification agreements intended to be entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933 (Securities Act).

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

The investors’ rights agreement with certain holders of our capital stock also provides for cross-indemnification in connection with the registration of the registrant’s common stock on behalf of such holders.

Item 15. Recent sales of unregistered securities

Since January 1, 2018, we have issued the following unregistered securities:

Issuances of redeemable convertible preferred stock and convertible notes

•

On May 11, 2020, we issued 8,049,711 shares of Series D redeemable convertible preferred stock to Boston Scientific Scimed, Inc. as partial consideration for the assets we purchased from BSC under the Asset Purchase Agreement. The issuance was made in reliance on the exemption from registration afforded under Section 4(a)(2) of the Securities Act, as the issuance was not conducted in connection with a public offering and no public solicitation or advertisement was made or relied upon by the investor in connection with the offering.

•

On May 11, 2020, we issued convertible promissory notes in the aggregate principal amount of $15.0 million to 14 accredited investors (the May 2020 Notes). The issuance was made in reliance on the safe harbor under Regulation D, Rule 506(b), as the issuance was to purchasers who are “accredited investors” as defined by Regulation D. We relied upon representations and warranties made by each purchaser that such purchaser was either qualified as an accredited investor, as defined by Rule 501 under the Regulation D or was a non-U.S. person who acquired the securities. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the convertible promissory notes. Each of such non-U.S. investors was not a U.S. person, as defined in Regulation S, and was not acquiring the securities for the account or benefit of a U.S. person.

•

In November 2019, we issued convertible promissory notes in the aggregate principal amount of $20.0 million to 16 accredited investors (the November 2019 Notes). In issuing these notes, we also relied on Regulation D, Rule 506(b), for the same reasons discussed above for the May 2020 Notes.

•

In May 2019, we issued convertible promissory notes in the aggregate principal amount of $10.2 million to 25 accredited investors (the May 2019 Notes). In issuing these notes, we also relied on Regulation D, Rule 506(b), for the same reasons discussed above for the May 2020 Notes.

•

In December 2018 through February 2019, we issued convertible promissory notes in the aggregate principal amount of $10.0 million to 18 accredited investors (the December 2018 Notes). In issuing these notes, we also relied on Regulation D, Rule 506(b), for the same reasons discussed above for the May 2020 Notes.

•

In March 2018 and September 2018, we issued convertible promissory notes in the aggregate principal amount of $20.0 million to 21 accredited investors (the March 2018 Notes). In issuing these notes, we also relied on Regulation D, Rule 506(b), for the same reasons discussed above for the May 2020 Notes.

•

Immediately prior to the effectiveness of this registration statement, we will issue                  shares of Series D redeemable convertible preferred stock to                  accredited investors upon the automatic conversion of the May 2020 Notes, the November 2019 Notes, the May 2019 Notes, the December 2018 Notes, and the March 2018 Notes. In issuing these notes, we will rely on Regulation D, Rule 506(b), for the same reasons discussed above for the May 2020 Notes.

Option and common stock issuances

Since January 1, 2018, we have issued the following unregistered securities:

•

We granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 17,319,061 shares of our common stock under our equity compensation plans, at exercise prices ranging from $0.10 to $2.17 per share. These grants were made in reliance on the exemptions from registration afforded under Rule 701 or Section 4(a)(2) of the Securities Act, as the grants were not issued in connection with a public offering and no public solicitation or advertisement was made or relied upon by the investors in connection with the offering.

•

We issued and sold to our officers, directors, employees (including awards assumed through acquisitions), consultants and other service providers an aggregate of 13,535,209 shares of our common stock upon the exercise of options under our equity compensation plans at exercise prices ranging from $0.10 to $0.64 per share, for a weighted-average exercise price of $0.11 per share. These issuances were made in reliance on the exemptions from registration afforded under Rule 701 and Section 4(a)(2) of the Securities Act for the same reasons discussed above for the original option grants.

Item 16. Exhibit and financial statement schedules

(a)	Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the registrant, and amendments thereto, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.3	Bylaws of the registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1*	Form of common stock certificate of the registrant.

4.2	Amended and Restated Investors’ Rights Agreement, by and among the registrant and certain holders of its capital stock dated as of December 19, 2012, as amended.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+*	2021 Equity Incentive Plan and related form agreements.

10.3+	2008 Stock Plan, as amended, and related form agreements.

10.4+*	2021 Employee Stock Purchase Plan.

10.5+*	Outside Director Compensation Policy.

10.6	Sublease by and between the registrant and PneumRx, Inc. dated June 5, 2019.

10.7#	Credit Agreement by and among the registrant, the other Credit Parties thereto, the Lenders party thereto and Ares Capital Corporation, as administrative agent and collateral agent for the Lenders dated December 30, 2019, as amended by Waiver and Amendment No. 1 dated January 4, 2021, Amendment No. 2 dated March 31, 2021, and Waiver and Amendment No. 3 dated July 7, 2021.

10.8#	Asset Purchase Agreement by and among the registrant, Boston Scientific Corporation and certain affiliates of Boston Scientific Corporation dated April 28, 2020, as amended by Amendment No. 1 dated May 14, 2021.

10.9	Non-Exclusive License Agreement by and between the registrant and Boston Scientific Corporation dated May 11, 2020.

10.10	Exclusive License Agreement by and between the registrant and Boston Scientific Corporation dated May 11, 2020.

10.11#	Supply Agreement by and between the registrant and Boston Scientific Corporation dated May 11, 2020.

10.12#	Transition Services Agreement by and between the registrant and Boston Scientific Corporation dated May 11, 2020.

10.13	License Agreement by and between the registrant and Hermes, LLC effective October 31, 2008.

Exhibit Number	Description

23.1*	Consent of BDO USA, LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-7).

*	To be filed by amendment. All other exhibits are submitted herewith.

+	Indicates management contract or compensatory plan.

#	Portions of the exhibit, marked by brackets and asterisks (“[***]”), have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on                 , 2021.

MINERVA SURGICAL, INC.

By:
David M. Clapper
President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David M. Clapper and Joel R. Jung as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Minerva Surgical, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
President, Chief Executive Officer, and Director (Principal Executive Officer)
David M. Clapper

Chief Financial Officer (Principal Financial Officer and Accounting Officer)
Joel R. Jung

Director
Jill D. Anderson

Director
Ali Behbahani, M.D.

Director
Catherine Coste

Director
Niquette Hunt

Ross A. Jaffe, M.D.	Chairman of the Board of Directors

David M. Renzi	Director